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TABLE OF CONTENTS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF CHIPOTLE

Filed Pursuant to Rule 424(b)(1)
Commission File No. 333-137177

PROSPECTUS–OFFER TO EXCHANGE

McDONALD'S CORPORATION

Offer to Exchange Up to
16,539,967 Shares of Class B Common Stock of
CHIPOTLE MEXICAN GRILL, INC.

Which are owned by McDonald's Corporation for
Outstanding Shares of Common Stock of
McDONALD'S CORPORATION

THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON OCTOBER 5, 2006 UNLESS THE EXCHANGE OFFER IS EXTENDED OR TERMINATED.

McDonald's is offering to exchange up to 16,539,967 shares of Chipotle class B common stock in the aggregate for outstanding shares of McDonald's common stock that are validly tendered and not properly withdrawn.

For each $1.00 of McDonald's common stock accepted in the exchange offer, you will receive approximately $1.11 of Chipotle class B common stock, subject to a limit of 0.9157 shares of Chipotle class B common stock per share of McDonald's common stock. In addition, the exchange offer does not provide for a minimum exchange ratio. IF THE LIMIT IS IN EFFECT, YOU WILL RECEIVE LESS THAN $1.11 OF CHIPOTLE CLASS B COMMON STOCK FOR EACH $1.00 OF MCDONALD'S COMMON STOCK THAT YOU TENDER, AND YOU COULD RECEIVE MUCH LESS.

The value of the two stocks will be determined by reference to the average of the daily volume-weighted average prices, or daily VWAP, of McDonald's common stock and Chipotle class A common stock on the New York Stock Exchange on the last two trading days of the exchange offer. See "The Exchange Offer—Terms of the Exchange Offer" beginning on page 46. The McDonald's common stock and the Chipotle class A common stock are listed on the New York Stock Exchange under the symbols "MCD" and "CMG," respectively. The Chipotle class B common stock has been approved for listing on the New York Stock Exchange under the symbol "CMG.B." The reported last sales prices of McDonald's common stock and Chipotle class A common stock on the New York Stock Exchange were $36.52 and $49.85 per share on September 7, 2006 and $39.59 and $49.60 per share on September 28, 2006, respectively. The indicative exchange ratio that would have been in effect following the official close of trading on the New York Stock Exchange on September 7, 2006, based on the daily VWAPs of McDonald's common stock and Chipotle class A common stock on September 6 and September 7, would have provided for 0.8095 shares of Chipotle class B common stock to be exchanged for every share of McDonald's common stock accepted.

There is currently no trading market for the Chipotle class B common stock, and the value of the Chipotle class B common stock that you will receive in the exchange offer is based on the price of the Chipotle class A common stock. As a result, if immediately after the exchange offer the Chipotle class B common stock were to trade at a discount to the Chipotle class A common stock, you would effectively receive less than $1.11 of Chipotle class B common stock for each $1.00 of McDonald's common stock accepted in the exchange offer.

Subject to the possible automatic extension of the exchange offer described below, the final exchange ratio used to determine the number of shares of Chipotle class B common stock that you will receive for each share of McDonald's common stock accepted in the exchange offer will be announced by 4:30 p.m., New York City time, on the expiration date of the exchange offer. At such time, the final exchange ratio will be available at www.chipotleexchange.com and from the information agent at 1-866-821-2614 (toll-free in the United States) or at 1-212-440-9800 (elsewhere). McDonald's will announce whether the limit on the number of shares that can be received for each share of McDonald's common stock tendered is in effect at the expiration of the originally contemplated exchange offer period, through www.chipotleexchange.com and by press release, no later than 4:30 p.m. on the original expiration date. If the limit is in effect at that time, then the exchange ratio will be fixed at the limit and the exchange offer will be automatically extended until 12:00 midnight of the second following trading day to permit shareholders to tender or withdraw their shares of McDonald's common stock during those days. Throughout the exchange offer, indicative exchange ratios (calculated in the manner described in this Prospectus-Offer to Exchange) will also be available on that website and from the information agent.

You should read carefully the terms and conditions of the exchange offer described in this Prospectus–Offer to Exchange. None of McDonald's, Chipotle or any of their respective directors or officers or the dealer manager makes any recommendation as to whether you should tender your shares of McDonald's common stock. You must make your own decision after reading this document and consulting with your advisors.

McDonald's obligation to exchange shares of Chipotle class B common stock for shares of McDonald's common stock is subject to the conditions, including the "minimum amount" condition, listed under "The Exchange Offer—Conditions to Completion of the Exchange Offer," beginning on page 61. There is no historical trading market for the Chipotle class B common stock because McDonald's and a limited number of shareholders have owned all of the outstanding shares of Chipotle class B common stock since their issuance. On matters subject to shareholder vote, shares of Chipotle class A common stock are entitled to one vote per share and shares of Chipotle class B common stock are generally entitled to ten votes per share, as described in "Description of Capital Stock of Chipotle" beginning on page 132.

See "Risk Factors" beginning on page 22 for a discussion of factors that you should consider in connection with the exchange offer.

The U.S. Securities and Exchange Commission and state securities regulators have not approved or disapproved of the securities to be exchanged under this Prospectus–Offer to Exchange or determined if this Prospectus–Offer to Exchange is truthful or complete. Any representation to the contrary is a criminal offense.

The dealer manager for the exchange offer is:

MORGAN STANLEY

The date of this Prospectus–Offer to Exchange is October 3, 2006

TABLE OF CONTENTS

Questions and Answers About the Exchange Offer
Summary
Risk Factors
Cautionary Statement Concerning Forward-Looking Statements
The Transaction
The Exchange Offer
Spin-Off of Chipotle Class B Common Stock
Market Prices and Dividend Information
Capitalization of McDonald's and Chipotle
Management's Discussion and Analysis of Financial Condition and Results of Operations of Chipotle
Business of Chipotle
Management of Chipotle
Agreements Between McDonald's and Chipotle and Other Related Party Transactions
Security Ownership of Management of McDonald's
U.S. Federal Income Tax Consequences
Description of Capital Stock of Chipotle
Comparison of Shareholder Rights
Shares Eligible for Future Sale
Legal Matters
Experts
Where You Can Find More Information About McDonald's and Chipotle
Index to Consolidated Financial Statements of Chipotle

        This Prospectus–Offer to Exchange incorporates by reference important business and financial information about McDonald's from documents filed with the U.S. Securities and Exchange Commission ("SEC") that have not been included herein or delivered herewith. This information is available without charge at the website that the SEC maintains at http://www.sec.gov, as well as from other sources. See "Where You Can Find More Information About McDonald's and Chipotle." In addition, you may ask any questions about the exchange offer or request copies of the exchange offer documents and the other information incorporated by reference in this Prospectus–Offer to Exchange from McDonald's, without charge, upon written or oral request to the information agent, Georgeson Inc., located at 17 State Street, New York, New York 10004 at 1-866-821-2614 (toll-free in the United States) or at 1-212-440-9800 (elsewhere). In order to receive timely delivery of those materials, you must make your requests no later than five business days before expiration of the exchange offer.

i

        This Prospectus–Offer to Exchange is not an offer to sell or exchange and it is not a solicitation of an offer to buy any shares of McDonald's common stock or Chipotle class B common stock in any jurisdiction in which the offer, sale or exchange is not permitted. The restrictions set out below apply to persons in the specified countries. There may be additional restrictions that apply in other countries. Non-U.S. shareholders should consult their advisors in considering whether they may participate in the exchange offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in the Chipotle class B common stock that may apply in their home countries. McDonald's, Chipotle and the dealer manager cannot provide any assurance about whether such limitations may exist. See "The Exchange Offer—Legal and Other Limitations; Certain Matters Relating to Non-U.S. Jurisdictions" for additional information about limitations on the exchange offer outside the United States.

  Australia

        This Prospectus–Offer to Exchange does not constitute a disclosure document under Part 6D.2 of the Corporations Act 2001 of the Commonwealth of Australia (the "Australian Corporations Act") and has not been, and will not be, lodged with the Australian Securities and Investments Commission.

        No offer of securities is being made in Australia, and the distribution or receipt of this document in Australia does not constitute an offer of securities capable of acceptance by any person in Australia, except in the limited circumstances described in this Prospectus–Offer to Exchange relying on certain exemptions in section 708 of the Australian Corporations Act.

  Canada

        The exchange offer is not being made directly or indirectly in, nor is the exchange offer capable of acceptance from, Canada or by use of the mails, or any means or instrumentality of Canada and cannot be accepted by any such use, means or instrumentality or otherwise from within Canada. Copies of the Prospectus–Offer to Exchange and any related offering documents are being mailed to holders of McDonald's common stock with registered addresses in Canada for information purposes only.

  European Economic Area

        In relation to each Member State of the European Economic Area (the "EEA") which has implemented the Prospectus Directive (each, a "Relevant Member State"), no offer to the public of any shares of Chipotle class B common stock as contemplated by this document may be made in that Relevant Member State, except in the limited circumstances specified in this Prospectus–Offer to Exchange, provided that no such offer of shares of Chipotle class B common stock shall result in a requirement for the publication by McDonald's or any manager of a prospectus pursuant to Article 3 of the Prospectus Directive.

  Japan

        The exchange offer is not being made directly or indirectly in, nor is the exchange offer capable of acceptance from, Japan. Copies of the Prospectus–Offer to Exchange and any related offering documents are being mailed to holders of McDonald's common stock with registered addresses in Japan for information purposes only.

  United Kingdom

        This Prospectus–Offer to Exchange is only being distributed to and directed at (i) persons outside the United Kingdom, (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons, "relevant persons"). Shares of Chipotle class B common stock are only available to, and any invitation, offer or agreement to subscribe or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

ii

QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER

        McDonald's board of directors has authorized the disposition of its remaining interest in Chipotle, consisting of 16,539,967 shares of Chipotle class B common stock, which represented approximately 82.2% of the voting interest and 50.8% of the economic interest in Chipotle as of June 30, 2006. Following the disposition, Chipotle will be wholly independent from McDonald's. The following are answers to common questions about the separation of Chipotle from McDonald's.

1.
Why has McDonald's decided to separate Chipotle from McDonald's?

  McDonald's board of directors has authorized the separation in order, among other things, to enable McDonald's to focus its management and financial resources on the McDonald's brand. McDonald's also believes that Chipotle's separation from McDonald's will afford Chipotle increased flexibility and decision-making power to pursue its own strategic objectives.

2.
Why did McDonald's choose an exchange offer as the way to separate Chipotle from McDonald's?

  McDonald's believes that the exchange offer, also referred to as the "split-off," is a tax-efficient way to divest its interest in Chipotle. It gives McDonald's shareholders an opportunity to adjust their investment between McDonald's and Chipotle on a tax-free basis for U.S. federal income tax purposes (except with respect to cash received in lieu of a fractional share) and is generally expected to be tax-free to McDonald's and Chipotle.

  McDonald's and Chipotle also have significantly different competitive strengths and operating strategies. The exchange offer is an efficient means of placing Chipotle class B common stock with holders who wish to own an interest in Chipotle. By comparison, a separation effected exclusively by spin-off would result in all McDonald's shareholders becoming owners of Chipotle, regardless of their desire to own shares of Chipotle.

3.
What are the main ways that the relationship between Chipotle and McDonald's will change after the separation is completed?

  The separation will establish Chipotle as wholly independent from McDonald's. Because McDonald's will no longer own any interest in Chipotle, Chipotle will be free to pursue its own initiatives, regardless of whether those initiatives are consistent with McDonald's view. After the separation, Chipotle will also be responsible for securing all of its own management, financial, tax, accounting, legal and other resources. Chipotle and McDonald's are in the process of completing the transition to Chipotle (or its service providers) of substantially all services that McDonald's previously provided to Chipotle. The companies expect the transition to be complete concurrently with the separation, except for certain limited information technology systems and facilities services that may continue to be provided by McDonald's for no more than 24 months following the completion of the exchange offer.

  After the separation, Chipotle may also lose some other benefits of its relationship with McDonald's, such as with respect to supply or service arrangements available to it as a subsidiary of McDonald's. Chipotle has been evaluating and pursuing alternatives to minimize any potential disruption to its operations caused by the separation from McDonald's.

4.
What will be the financial impact on Chipotle of its separation from McDonald's?

  Chipotle estimates the incremental costs of employee benefits, insurance and information technology services due to its separation from McDonald's to be between $1.0 million and $2.0 million in the first year. Chipotle is currently negotiating with its distribution centers and beverage suppliers and cannot quantify the incremental costs, if any, of those services upon its separation from McDonald's.

5.
Who may participate in the exchange offer and will it be extended outside the United States?

  Any U.S. holder of McDonald's common stock during the exchange offer period, which will be at least 20 business days, may participate in the exchange offer, including directors and officers of McDonald's, Chipotle and their respective subsidiaries. The decision whether to exchange McDonald's common stock held in the McDonald's Corporation Profit Sharing and Savings Plan and the McDonald's Ventures 401(k) Plan will be made by an independent fiduciary appointed under those plans.

  Although McDonald's has mailed the Preliminary Prospectus–Offer to Exchange dated September 8, 2006 to its shareholders to the extent required by U.S. law, including shareholders located outside the United States, this Prospectus–Offer to Exchange is not an offer to sell or exchange and it is not a solicitation of an offer to buy any shares of McDonald's common stock or Chipotle class B common stock in any jurisdiction in which such offer, sale or exchange is not permitted.

  Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. McDonald's has not taken any action under those non-U.S. regulations to facilitate a public offer to exchange the Chipotle class B common stock outside the United States. Therefore, the ability of any non-U.S. person to tender McDonald's common stock in the exchange offer will depend on whether there is an exemption available under the laws of such person's home country that would permit the person to participate in the exchange offer without the need for McDonald's to take any action to facilitate a public offering in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

  All tendering holders must make certain representations in the letter of transmittal, including (in the case of non-U.S. holders) as to the availability of an exemption under their home country laws that would allow them to participate in the exchange offer without the need for McDonald's to take any action to facilitate a public offering in that country or otherwise. McDonald's will rely on those representations and, unless the exchange offer is terminated, plans to accept shares tendered by persons who properly complete the letter of transmittal and provide any other required documentation on a timely basis and as otherwise described herein.

  Non-U.S. shareholders should consult their advisors in considering whether they may participate in the exchange offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in the Chipotle class B common stock that may apply in their home countries. McDonald's, Chipotle and the dealer manager cannot provide any assurance about whether such limitations may exist. See "The Exchange Offer—Legal and Other Limitations; Certain Matters Relating to Non-U.S. Jurisdictions" for additional information about limitations on the exchange offer outside the United States.

6.
How many shares of Chipotle class B common stock will I receive for my shares of McDonald's common stock accepted in the exchange offer?

  The exchange offer is designed to permit you to exchange your shares of McDonald's common stock for shares of Chipotle class B common stock at a 10% discount to the per-share value of Chipotle class B common stock, calculated as set forth in this Prospectus–Offer to Exchange. Stated another way, for each $1.00 of your McDonald's common stock accepted in the exchange offer, you will receive approximately $1.11 of Chipotle class B common stock, based on the calculated per-share values determined by reference to the average of the "daily volume-weighted average price" of

  McDonald's common stock and Chipotle class A common stock on the New York Stock Exchange on the last two trading days of the exchange offer. Please note, however, that:

  •
  The number of shares you can receive is subject to a limit of 0.9157 shares of Chipotle class B common stock for each share of McDonald's common stock accepted in the exchange offer. If the limit is in effect, you will receive less than $1.11 of Chipotle class B common stock for each $1.00 of McDonald's common stock, depending on the calculated per-share values of McDonald's common stock and Chipotle class B common stock at the expiration date of the exchange offer, and you could receive much less. The exchange offer does not provide for a minimum exchange ratio; and

  •
  Because the exchange offer is subject to proration, the number of shares McDonald's accepts in the exchange offer may be less than the number of shares you tender.

  McDonald's will announce whether the limit on the number of shares that can be received for each share of McDonald's common stock tendered is in effect at the expiration of the originally contemplated exchange offer period, through www.chipotleexchange.com and by press release, no later than 4:30 p.m. on the original expiration date. If the limit is in effect at that time, then the exchange ratio will be fixed at the limit and the exchange offer will be extended until 12:00 midnight of the second following trading day to permit shareholders to tender or withdraw their shares of McDonald's common stock during those days.

7.
Why is there a limit on the number of shares of Chipotle class B common stock I can receive for each share of McDonald's common stock that I tender?

  The number of shares you can receive is subject to a limit of 0.9157 shares of Chipotle class B common stock for each share of McDonald's common stock accepted in the exchange offer. If the limit is in effect, you will receive less than $1.11 of Chipotle class B common stock for each $1.00 of McDonald's common stock that you tender, and you could receive much less.

  This limit was calculated based on a 20% discount for Chipotle class B common stock based on the closing prices of McDonald's common stock and Chipotle class A common stock on September 7, 2006 (the day before the date of the Preliminary Prospectus–Offer to Exchange dated September 8, 2006). McDonald's set this limit to ensure that an unusual or unexpected drop in the trading price of Chipotle class A common stock, relative to the trading price of McDonald's common stock, would not result in an unduly high number of shares of Chipotle class B common stock being exchanged per share of McDonald's common stock accepted in the exchange offer.

8.
What will happen if the limit is in effect?

  McDonald's will announce whether the limit on the number of shares that can be received for each share of McDonald's common stock tendered is in effect at the expiration of the originally contemplated exchange offer period, through www.chipotleexchange.com and by press release, no later than 4:30 p.m. on the original expiration date. If the limit is in effect at that time, then the exchange ratio will be fixed at the limit and the exchange offer will be extended until 12:00 midnight of the second following trading day to permit shareholders to tender or withdraw their shares of McDonald's common stock during those days. Any changes in the prices of the shares of McDonald's common stock or Chipotle class A common stock on those additional days of the exchange offer will not, however, affect the exchange ratio. In other words, the number of shares of Chipotle class B common stock the holders will receive will not change as a result of changes in the prices of Chipotle class A common stock or McDonald's common stock on those additional days that would otherwise have affected the ratio had those movements occurred during the originally contemplated exchange offer period.

9.
How are the calculated per-share values of McDonald's common stock and Chipotle class B common stock determined for purposes of calculating the number of shares of Chipotle class B common stock to be received in the exchange offer?

  The calculated per-share value of a share of McDonald's common stock for purposes of the exchange offer will equal the average of the "daily volume-weighted average price" of McDonald's common stock on each of the last two trading days of the originally contemplated exchange offer period.

  The calculated per-share value of a share of Chipotle class B common stock for purposes of the exchange offer will equal the average of the "daily volume-weighted average price" of Chipotle class A common stock on each of the last two trading days of the exchange offer. Because there is no trading market for the Chipotle class B common stock, the Chipotle class A common stock is believed to be the most appropriate measure of the value of the Chipotle class B common stock. The calculated per-share value of Chipotle class B common stock is determined by reference to the "daily volume-weighted average price" of Chipotle class A common stock on the last two trading days of the originally contemplated exchange offer period.

  The last two trading days of the originally contemplated exchange offer period are October 4, 2006 and October 5, 2006. Although those dates could change if the exchange offer is extended, those dates will not change for purposes of calculating the per-share values if that extension occurs solely as a result of the automatic extension of the exchange offer triggered by the limit. If the limit is in effect, the exchange ratio will be fixed and the calculated per-share values of the two stocks based on the daily volume-weighted average price will no longer affect the exchange ratio. See "The Exchange Offer—Automatic Extension—Maximum Limit Extension" beginning on page 60.

10.
What is the "daily volume-weighted average price?"

  The "daily volume-weighted average price" for McDonald's common stock or Chipotle class A common stock, as the case may be, will be the volume-weighted average price per share of that stock on the New York Stock Exchange during the period beginning at 9:30 a.m., New York City time (or such other time as is the official open of trading on the New York Stock Exchange) and ending at 4:00 p.m., New York City time (or such other time as is the official close of trading on the New York Stock Exchange), as calculated by Xignite, Inc., except that, on the last trading day of the originally contemplated exchange offer period, such data will only take into account any adjustments made to reported trades included by 4:10 p.m., New York City time, on that day.

11.
Where can I find the daily volume-weighted average prices of McDonald's common stock and Chipotle class A common stock during the exchange offer period?

  McDonald's will maintain a web page at www.chipotleexchange.com that provides the "daily volume-weighted average price" of both McDonald's common stock and Chipotle class A common stock, together with indicative exchange ratios, for each day during the exchange offer. During the last two trading days of the originally contemplated exchange offer period, when the values of McDonald's common stock and Chipotle class A common stock are calculated for the purposes of the exchange offer, the web page will show the indicative exchange ratios based on indicative calculated per-share values which will equal (i) on the next-to-last day, the actual daily volume-weighted average prices during the elapsed portion of that day; and (ii) on the last day, the daily volume-weighted average prices of the next-to-last day averaged with the actual daily volume-weighted average prices during the elapsed portion of that last day. During this period, the indicative exchange ratios and calculated per-share values will be updated every 30 minutes (on approximately the hour and half-hour mark). This information will reflect a 20-minute reporting delay.

12.
How and when will I know the final exchange ratio?

  Subject to the possible automatic extension of the exchange offer described below, the final exchange ratio showing the number of shares of Chipotle class B common stock that you will receive for each share of McDonald's common stock accepted in the exchange offer will be available at www.chipotleexchange.com by 4:30 p.m., New York City time, on the expiration date of the exchange offer and separately announced by press release. In addition, as described below, indicative exchange ratios will be available throughout the exchange offer period. You may also contact the information agent to obtain these indicative exchange ratios and the final exchange ratio at its toll-free number provided on the back cover of this Prospectus–Offer to Exchange.

  McDonald's will announce whether the limit on the number of shares that can be received for each share of McDonald's common stock tendered is in effect at the expiration of the originally contemplated exchange offer period, through www.chipotleexchange.com and by press release, no later than 4:30 p.m. on the original expiration date. If the limit is in effect at that time, then the exchange ratio will be fixed at the limit and the exchange offer will be extended until 12:00 midnight of the second following trading day to permit shareholders to tender or withdraw their shares of McDonald's common stock during those days.

13.
Will indicative exchange ratios be provided during the tender offer period?

  Yes. Indicative exchange ratios will be available at www.chipotleexchange.com by 4:30 p.m., New York City time, on each day during the exchange offer period, calculated as though that day were the expiration date of the exchange offer. For example, by 4:30 p.m., New York City time, on September 21, 2006, we will show an indicative exchange ratio based on the average of the "daily volume-weighted average price" of McDonald's common stock and Chipotle class A common stock on September 20, 2006 and September 21, 2006. The indicative exchange ratio will also reflect whether the limit on the exchange ratio, described above, would have been in effect. You may also contact the information agent at its toll-free number to obtain these indicative exchange ratios.

  In addition, for purposes of illustration, we have provided a table that indicates the number of shares of Chipotle class B common stock that you would receive per share of McDonald's common stock, calculated on the basis described above and taking into account the maximum limit, assuming a range of averages of the "daily volume-weighted average price" of McDonald's common stock and Chipotle class A common stock on the last two trading days of the exchange offer. See "The Exchange Offer—Terms of the Exchange Offer" beginning on page 46.

14.
What if the McDonald's common stock or the Chipotle class A common stock does not trade on the next-to-last or the last day of the exchange offer?

  If a market disruption event occurs with respect to the McDonald's common stock or the Chipotle class A common stock on either of the two days during which the calculated per-share value of each share of McDonald's common stock and Chipotle class B common stock was originally expected to be determined, the exchange offer period will be automatically extended and the calculated per-share value of each share of McDonald's common stock and Chipotle class B common stock will be determined on the immediately succeeding trading day or days, as the case may be, on which no market disruption event occurs with respect to both the McDonald's common stock and the Chipotle class A common stock. If, however, a market disruption event occurs as specified above and continues for a period of at least five consecutive business days, McDonald's may terminate the exchange offer if, in its reasonable judgment, the continuing market disruption event has impaired the benefits of the exchange offer. For specific information as to what would constitute a market disruption event, see "The Exchange Offer—Automatic Extension" beginning on page 60.

15.
Are there circumstances under which I would receive fewer shares of Chipotle class B common stock than I would have received if the exchange ratio were determined using the closing prices of the two stocks on the expiration date of the exchange offer?

  Yes. For example, if the trading price of McDonald's common stock were to increase during the last two days of the exchange offer, the calculated per-share value of McDonald's common stock would likely be lower than the closing price of McDonald's common stock on the expiration date of the exchange offer. As a result, you may receive less Chipotle class B common stock for each $1.00 of McDonald's common stock than you would have if that per-share value were calculated on the basis of the closing price of McDonald's common stock on the expiration date. Similarly, if the trading price of Chipotle class A common stock were to decrease during the last two days of the exchange offer, the calculated per-share value of Chipotle class B common stock would likely be higher than the closing price of Chipotle class A common stock on the expiration date of the exchange offer. This could also result in your receiving fewer shares of Chipotle class B common stock for each $1.00 of McDonald's common stock than you would otherwise receive if that per-share value were calculated on the basis of the closing price of Chipotle class A common stock on the expiration date.

  In addition, if the limit on the number of shares that can be received for each share of McDonald's common stock tendered is in effect at the expiration of the originally contemplated exchange offer period and the exchange offer is automatically extended until 12:00 midnight of the second following trading day, then the number of shares you will receive in exchange for each share of McDonald's common stock tendered will be fixed at the limit and will not relate to the closing prices on the expiration date of the exchange offer.

  The value of Chipotle class B common stock you receive may not remain above the value of McDonald's common stock you exchange following the expiration date of the exchange offer.

16.
Will I receive any fractional shares of Chipotle class B common stock in the exchange offer?

  No. Fractional shares of Chipotle class B common stock will not be distributed in the exchange offer. Instead, you will receive cash in lieu of a fractional share. The exchange agent, acting as agent for the McDonald's shareholders otherwise entitled to receive a fractional share of Chipotle class B common stock, will aggregate all fractional shares that would otherwise have been required to be distributed and cause them to be sold in the open market for the accounts of those shareholders.

17.
Will all the shares of McDonald's common stock that I tender be accepted in the exchange offer?

  Not necessarily. McDonald's holds 16,539,967 shares of Chipotle class B common stock. Depending on the number of shares of McDonald's common stock validly tendered in the exchange offer and not properly withdrawn, and the calculated per-share values of McDonald's common stock and Chipotle class B common stock determined as described above, McDonald's may have to limit the number of shares of McDonald's common stock that it accepts in the exchange offer through a proration process. Any proration of the number of shares accepted in the exchange offer will be determined on the basis of the proration mechanics described under "The Exchange Offer—Proration; Odd-Lots" beginning on page 50.

18.
Will I be able to withdraw the shares of McDonald's common stock I tender after the final exchange ratio has been determined?

  Yes. The final exchange ratio used to determine the number of shares of Chipotle class B common stock that you will receive for each share of McDonald's common stock accepted in the exchange offer will be announced by 4:30 p.m., New York City time, on the originally contemplated expiration date of the exchange offer, which is currently anticipated to be October 5, 2006. The expiration date may be extended (automatically or otherwise) or the exchange offer may be terminated. You have a right to withdraw shares of McDonald's common stock you have tendered at any time before 12:00 midnight, New York City time, on the expiration date. See "The Exchange Offer—Withdrawal Rights" beginning on page 57.

  In order to withdraw your shares, you (or, in lieu thereof, if you hold your shares through a broker, dealer, commercial bank, trust company or similar institution, that institution on your behalf) must provide a written notice of withdrawal or facsimile transmission notice of withdrawal to the exchange agent. The information that must be included in that notice is specified under "The Exchange Offer—Withdrawal Rights" beginning on page 57.

  If you hold your shares through a broker, dealer, commercial bank, trust company or similar institution, you should consult that institution on the procedures you must comply with and the time by which such procedures must be completed in order for that institution to provide a written notice of withdrawal or facsimile notice of withdrawal to the exchange agent on your behalf before 12:00 midnight, New York City time, on the expiration date. If you hold your shares through such an institution, that institution must deliver the notice of withdrawal with respect to any shares you wish to withdraw. In such a case, as a beneficial owner and not a registered shareholder, you will not be able to provide a notice of withdrawal for such shares directly to the exchange agent.

  In addition, if the limit on the number of shares of Chipotle class B common stock that can be received for each share of McDonald's common stock tendered is in effect at the expiration of the originally contemplated exchange offer period, then the exchange ratio will be fixed at the limit and the exchange offer will be extended until 12:00 midnight of the second following trading day to permit shareholders to tender or withdraw their shares of McDonald's common stock during those days, either directly or by acting through a broker, dealer, commercial bank, trust company or similar institution on their behalf.

19.
Are there any conditions to McDonald's obligation to complete the exchange offer?

  Yes. McDonald's is not required to complete the exchange offer unless the conditions beginning on page 61 are satisfied or waived before the expiration of the exchange offer. For example, McDonald's is not required to complete the exchange offer unless at least 4,961,990 shares of Chipotle class B common stock would be distributed in exchange for shares of McDonald's common stock that are tendered in the exchange offer. We refer to the minimum number of shares of McDonald's common stock that must be tendered in order for at least 4,961,990 shares of Chipotle class B common stock to be distributed in the exchange offer in this Prospectus-Offer to Exchange as the "minimum amount." McDonald's may waive any or all of the conditions to the exchange offer, including the requirement that the minimum amount of shares of McDonald's common stock be tendered, subject to limited exceptions. Chipotle has no right to waive any of the conditions to the exchange offer.

20.
How many shares of McDonald's common stock will McDonald's acquire if the exchange offer is completed?

  The number of shares of McDonald's common stock that will be accepted if the exchange offer is completed will depend on the final exchange ratio and the number of shares of McDonald's common stock tendered. McDonald's holds 16,539,967 shares of Chipotle class B common stock. Accordingly, the largest possible number of shares of McDonald's common stock that will be accepted equals 16,539,967 divided by the final exchange ratio. For example, assuming that the final exchange ratio is 0.9157 (the maximum number of shares of Chipotle class B common stock that could be exchanged for one share of McDonald's common stock), then McDonald's would accept up to 18,062,648 shares of McDonald's common stock.

21.
What happens if more than the minimum amount of shares are tendered, but not enough shares of McDonald's common stock are tendered to allow McDonald's to exchange all of the shares of Chipotle class B common stock it owns?

  In that case, McDonald's will distribute to its shareholders, on a pro rata basis, all of its remaining shares of Chipotle class B common stock promptly following the completion of the exchange offer. We refer to this distribution as the "spin-off." The spin-off will be a special dividend distribution with respect to McDonald's common stock, and the record date for holders to receive shares in any spin-off will be set promptly following the expiration of the exchange offer.

22.
What happens if the exchange offer is oversubscribed and McDonald's is unable to fulfill all tenders of McDonald's common stock at the exchange ratio?

  In that case, all shares of McDonald's common stock that are validly tendered will generally be accepted for exchange on a pro rata basis in proportion to the number of shares tendered. We refer to this as "proration." Shareholders (other than participants in the McDonald's Corporation Profit Sharing and Savings Plan and the McDonald's Ventures 401(k) Plan) who beneficially own "odd-lots" (less than 100 shares of McDonald's common stock) and who validly tender all their shares will not be subject to proration. For instance, if you beneficially own 50 shares of McDonald's common stock and tender all 50 shares, your odd-lot will not be subject to proration. If, however, you hold less than 100 shares of McDonald's common stock, but do not tender all of your shares, you will be subject to proration to the same extent as holders of more than 100 shares if the exchange offer is oversubscribed. Beneficial holders of 100 or more shares of McDonald's common stock are not eligible for this preference, even if those holders have separate stock certificates representing less than 100 shares.

  Proration for each tendering shareholder will be based on the number of shares of McDonald's common stock tendered by that shareholder in the exchange offer, and not on that shareholder's aggregate ownership of McDonald's common stock. Any shares of McDonald's common stock not accepted for exchange as a result of proration will be returned to tendering shareholders. McDonald's will announce its preliminary determination of the extent to which tenders will be prorated by press release by 9:00 a.m., New York City time, on the business day following the expiration of the exchange offer. We refer to this determination as the "preliminary proration factor." McDonald's will announce its final determination of the extent to which tenders will be prorated by press release promptly after this determination is made. We refer to this determination as the "final proration factor."

23.
How long will the exchange offer be open?

  The period during which you are permitted to tender your shares of McDonald's common stock in the exchange offer will expire at 12:00 midnight, New York City time, on the currently expected expiration date, October 5, 2006, unless the exchange offer is extended (automatically or otherwise) or terminated. In addition, if the limit on the number of shares that can be received for each share of McDonald's common stock tendered is in effect at the expiration of the originally contemplated exchange offer period, then the exchange ratio will be fixed at the limit and the exchange offer will be extended until 12:00 midnight of the second following trading day. McDonald's may terminate the exchange offer in the circumstances described in "The Exchange Offer—Extension; Termination; Amendment" beginning on page 59.

24.
Under what circumstances can the exchange offer be extended by McDonald's?

  McDonald's can extend the exchange offer at any time, in its sole discretion, and regardless of whether any condition to the exchange offer has been satisfied or waived. If McDonald's extends the exchange offer, it must publicly announce the extension by press release at any time prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

25.
How do I decide whether to participate in the exchange offer?

  Whether you should participate in the exchange offer depends on many factors. You should examine carefully your specific financial position, plans and needs before you decide whether to participate, as well as the relative risks associated with an investment in Chipotle and McDonald's.

  In addition, you should consider all of the factors described in "Risk Factors" beginning on page 22. None of McDonald's, Chipotle or any of their respective directors or officers or the dealer manager makes any recommendation as to whether you should tender your shares of McDonald's common stock. You must make your own decision after carefully reading this document and consulting with your advisors in light of your own particular circumstances. You are strongly encouraged to read this document very carefully.

26.
How do I participate in the exchange offer?

  The procedures you must follow to participate in the exchange offer will depend on whether you hold your shares of McDonald's common stock in certificated form, in uncertificated form registered directly in your name in McDonald's share register ("Direct Registration Shares"), in uncertificated form through the McDonald's Corporation Direct Stock Purchase Plan (such shares, "MCDirect Shares"), through a broker, dealer, commercial bank, trust company or similar institution or through a McDonald's employee benefit plan. For specific instructions about how to participate, see "The Exchange Offer—Procedures for Tendering" beginning on page 52.

27.
Can I tender only a part of my McDonald's common stock in the exchange offer?

  Yes. You may tender all, some or none of your McDonald's common stock.

28.
What do I do if I want to retain all of my McDonald's common stock?

  If you want to retain your McDonald's common stock, you do not need to take any action in connection with the exchange offer.

29.
Can I change my mind after I tender my McDonald's common stock?

  Yes. You may withdraw shares tendered at any time before the exchange offer expires. See "The Exchange Offer—Withdrawal Rights" beginning on page 57. If you change your mind again before the expiration of the exchange offer, you can re-tender your McDonald's common stock by following the tender procedures again.

30.
How soon will I receive delivery of my Chipotle common stock once I have tendered my McDonald's common stock?

  The exchange agent will cause shares of Chipotle class B common stock to be credited to you in book-entry form as soon as practicable after acceptance of shares of McDonald's common stock in the exchange offer and determination of the final proration factor, if any. See the "The Exchange Offer—Delivery of Chipotle Class B Stock; Book-Entry Accounts" beginning on page 58.

31.
Will the Chipotle class B common stock be listed on an exchange following the completion of the exchange offer?

  Yes. The Chipotle class B common stock has been approved for listing on the New York Stock Exchange under the symbol "CMG.B". McDonald's will not be required to complete the exchange offer if the shares of Chipotle class B common stock are not approved for listing on the New York Stock Exchange.

32.
Why is the value of Chipotle class A common stock being used to measure the value of Chipotle class B common stock?

  Although there is no trading market for the Chipotle class B common stock, the class A common stock is believed to be an appropriate, readily ascertainable proxy for the value of the class B common stock due to the substantial identity in the attributes of the two classes of stock. The holders of class A common stock and class B common stock generally have identical rights, except that holders of class A common stock are entitled to one vote per share while holders of class B common stock are entitled to ten votes per share on matters to be voted on by shareholders, other than with respect to a limited number of matters specified in Chipotle's restated certificate of incorporation (such as approval of transactions by which a third party might acquire control of Chipotle). As of August 31, 2006, there were approximately 14.1 million shares of Chipotle class A common stock issued and outstanding (which excluded shares issuable upon the exercise of outstanding stock options and shares reserved for future issuance under Chipotle's 2006 Stock Incentive Plan) and 18.5 million shares of Chipotle class B common stock issued and outstanding.

33.
Will trading prices for the Chipotle class A common stock and the Chipotle class B common stock be different?

  There is currently no trading market for the Chipotle class B common stock, and neither McDonald's nor Chipotle can assure you that one will develop. The Chipotle class A common stock is listed on the New York Stock Exchange under the symbol "CMG," and the Chipotle class B common stock has been approved for listing on the New York Stock Exchange under the symbol "CMG.B." Neither McDonald's nor Chipotle can predict whether there will be any disparity in the trading prices for the two classes of stock once both are listed on the New York Stock Exchange. However, as a result of the greater voting rights of the Chipotle class B common stock and the number of outstanding shares of Chipotle class B common stock as compared to the Chipotle class A common stock, the Chipotle class B common stock may trade at a premium to the Chipotle class A common stock.

  You should note that if immediately after the exchange offer the Chipotle class B common stock were to trade at a discount to the Chipotle class A common stock, that would result in your effectively receiving less than $1.11 of Chipotle class B common stock for each $1.00 of McDonald's common stock accepted in the exchange offer.

34.
Will shares of Chipotle class B common stock be convertible into shares of Chipotle class A common stock following the completion of the exchange offer?

  No. Following the completion of the exchange offer, shares of Chipotle class B common stock will no longer be convertible into shares of Chipotle class A common stock. See "Description of Capital Stock of Chipotle" beginning on page 132.

35.
Does the Chipotle class B common stock have different voting rights from the class A common stock? How do they share in dividends?

  On matters subject to shareholder vote, holders of Chipotle class A common stock are entitled to one vote per share, while holders of Chipotle class B common stock are generally entitled to ten votes per share. Holders of Chipotle class A common stock and class B common stock will share equally on a per-share basis in any dividend declared by Chipotle's board of directors, subject to any preferential rights of holders of any outstanding shares of Chipotle preferred stock. Chipotle did not pay any dividends on its common stock in 2004, 2005 or 2006 and anticipates that it will retain future earnings for the operation and expansion of its business. See "Description of Capital Stock of Chipotle" beginning on page 132 and "Comparison of Shareholder Rights" beginning on page 135.

36.
Will the differences in voting rights between the Chipotle class A common stock and the Chipotle class B common stock affect the exchange ratio?

  No.

37.
Does McDonald's own any shares of Chipotle class A common stock?

  No. McDonald's does not own any shares of Chipotle class A common stock.

38.
How long will Chipotle maintain two classes of common stock?

  Chipotle plans to maintain the two classes of common stock indefinitely.

39.
Will I be taxed on the shares of Chipotle common stock that I receive in the exchange offer?

  McDonald's has received an opinion of counsel confirming the tax-free status, for U.S. federal income tax purposes, of the exchange offer and any spin-off to McDonald's and its shareholders (except with respect to any cash received in lieu of a fractional share). It is a condition to the exchange offer and any spin-off that such opinion not be withdrawn. The opinion of counsel does not address any state, local or foreign tax consequences of the exchange offer and any spin-off that may apply to McDonald's and its shareholders. You should consult your own tax advisor regarding the particular tax consequences to you of the exchange offer and any spin-off. See "Risk Factors—Risks Relating to the Exchange Offer and Any Spin-Off—If the exchange offer or any spin-off does not qualify as a tax-free transaction, tax could be imposed on both McDonald's and its shareholders" beginning on page 40 and "U.S. Federal Income Tax Consequences" beginning on page 128.

40.
Are there any appraisal rights for holders of McDonald's or Chipotle common stock?

  There are no appraisal rights available to McDonald's shareholders or Chipotle shareholders in connection with the exchange offer.

41.
What is the accounting treatment of the exchange offer?

  The shares of McDonald's common stock acquired by McDonald's in the exchange offer will be recorded as an acquisition of treasury stock at a cost equal to the market value of the McDonald's shares accepted in the exchange offer at its expiration. Any difference between the net book value of McDonald's investment in the Chipotle class B common stock and the market value of the shares of McDonald's common stock acquired at that date will be recognized by McDonald's as a gain from discontinued operations net of any direct and incremental expenses of the exchange offer on the disposal of its Chipotle class B common stock.

42.
What will McDonald's do with the shares of McDonald's common stock it acquires?

  The McDonald's common stock acquired by McDonald's in the exchange offer will be held as treasury stock.

43.
What is the impact of the exchange offer on McDonald's share count?

  Any McDonald's common stock acquired by McDonald's in the exchange offer will reduce McDonald's shares outstanding, although McDonald's actual number of shares outstanding on a given date reflects a variety of factors such as option exercises.

44.
Do the statements on the cover page of the Preliminary Prospectus–Offer to Exchange regarding it being subject to change and the registration statement filed with the SEC not yet being effective mean that the exchange offer has not commenced?

  As permitted under SEC rules, we commenced the exchange offer without the registration statement, of which the Preliminary Prospectus–Offer to Exchange forms a part, having been declared effective by the SEC. McDonald's cannot, however, complete the exchange offer and accept for exchange any shares of McDonald's common stock tendered in the exchange offer until the registration statement is declared effective by the SEC and the other conditions to the exchange offer have been satisfied or, where permissible, waived.

45.
Where can I find out more information about McDonald's and Chipotle?

  You can find out more information about McDonald's and Chipotle by reading this Prospectus–Offer to Exchange and from various sources described in "Where You Can Find More Information About McDonald's and Chipotle" beginning on page 140.

46.
Whom should I call if I have questions about the exchange offer or want copies of additional documents?

  You may ask any questions about the exchange offer or request copies of the exchange offer documents and the other information incorporated by reference in this Prospectus–Offer to Exchange, without charge, from the information agent, Georgeson Inc., located at 17 State Street, New York, New York 10004 at 1-866-821-2614 (toll-free in the United States) or at 1-212-440-9800 (elsewhere).

SUMMARY

        As used in this Prospectus–Offer to Exchange, unless the context requires otherwise, (i) references to McDonald's include McDonald's Corporation and its consolidated subsidiaries; and (ii) references to Chipotle include Chipotle Mexican Grill, Inc. and its consolidated subsidiaries. Unless the context otherwise indicates, McDonald's has assumed throughout this Prospectus–Offer to Exchange that the exchange offer is fully subscribed and that all shares of Chipotle class B common stock held by McDonald's are distributed through the exchange offer. This summary does not contain all of the information that may be important to you. You should carefully read this entire Prospectus–Offer to Exchange and the other documents to which it refers to understand the exchange offer. See "Where You Can Find More Information About McDonald's and Chipotle."

The Companies

McDonald's Corporation
One McDonald's Plaza
Oak Brook, Illinois 60523
(630) 623-3000

        McDonald's primarily franchises and operates McDonald's restaurants in the food service industry. These restaurants serve a varied, value-priced menu in more than 100 countries around the world. McDonald's global brand is well known. Marketing, promotional and public relations activities are designed to promote McDonald's brand image and differentiate it from competitors. Marketing and promotional efforts focus on value, food taste, menu choice and the customer experience.

        All restaurants are operated either by McDonald's, by independent entrepreneurs under the terms of franchise arrangements (franchisees), or by affiliates and developmental licensees operating under license agreements. McDonald's menu includes hamburgers and cheeseburgers, Big Mac sandwich, Quarter Pounder with Cheese sandwich, Big N' Tasty sandwich, Filet-O-Fish sandwich, several chicken sandwiches, Chicken McNuggets, Chicken Selects strips, french fries, premium salads, milk shakes, McFlurry desserts, sundaes, soft serve cones, pies, cookies, and soft drinks and other beverages. In addition, the restaurants sell a variety of other products during limited-time promotions.

        "McDonald's," "Big Mac," "Quarter Pounder," "Big N' Tasty," "Filet-O-Fish," "Chicken McNuggets," "Chicken Selects" and "McFlurry" are U.S. registered trademarks owned by the McDonald's Corporation and its affiliates.

Chipotle Mexican Grill, Inc.
1543 Wazee Street, Suite 200
Denver, Colorado 80202
(303) 595-4000

        Chipotle operates more than 500 fast-casual, fresh Mexican food restaurants in 23 states throughout the United States and in the District of Columbia. Chipotle tries to avoid using a formulaic approach when creating its experience and looks to fine-dining restaurants for inspiration. Chipotle uses high-quality raw ingredients, classic cooking methods and a distinctive interior design, and has friendly people to take care of each customer—features that are more frequently found in the world of fine dining. It competes in a category of dining now called "fast-casual," the fastest growing segment of the restaurant industry, where customers expect food quality that is more in line with full-service restaurants, coupled with the speed and convenience of fast food. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Chipotle" and "Business of Chipotle." Chipotle completed its initial public offering in January 2006.

        "Chipotle," "Chipotle Mexican Grill," "Chipotle Mexican Grill (in stylized font)," "Unburritable," "Food with Integrity," "Fresh Is Not Enough Anymore," "The Gourmet Restaurant Where You Eat With Your Hands," the Chili Pepper Logo design, the Foil Burrito design and the Chipotle Medallion design are U.S. registered trademarks of Chipotle.

The Exchange Offer

  Terms of the Exchange Offer (page 46)

        McDonald's is offering to exchange up to 16,539,967 shares of Chipotle class B common stock in the aggregate for outstanding shares of McDonald's common stock that are validly tendered and not properly withdrawn. You may tender all, some or none of your shares of McDonald's common stock.

        Shares of McDonald's common stock validly tendered and not properly withdrawn will be accepted for exchange at the exchange ratio, on the terms and conditions of the exchange offer and subject to the limits described below, including the proration provisions. Shares not accepted for exchange will be credited to the holder's account in book-entry form as soon as practicable following the expiration or termination of the exchange offer.

  Extension; Termination; Amendment (page 59)

        The exchange offer, and your withdrawal rights, will expire at 12:00 midnight, New York City time, on October 5, 2006, unless the exchange offer is extended (automatically or otherwise) or terminated. You must tender your shares of McDonald's common stock before this time if you want to participate in the exchange offer. McDonald's may extend, terminate or amend the exchange offer as described in this Prospectus–Offer to Exchange.

  Automatic Extension (page 60)

        The exchange offer will be automatically extended if a market disruption event occurs with respect to the McDonald's common stock or the Chipotle class A common stock on either of the two days during which the value of each share of McDonald's common stock and Chipotle class A common stock was originally expected to be determined. In addition, if the limit on the number of shares that can be received for each share of McDonald's common stock tendered is in effect at the expiration of the originally contemplated exchange offer period, then the exchange ratio will be fixed at the limit and the exchange offer will be extended until 12:00 midnight of the second following trading day.

  Conditions to Completion of the Exchange Offer (page 61)

        The exchange offer is subject to various conditions, including that at least 4,961,990 shares of Chipotle class B common stock would be distributed in exchange for shares of McDonald's common stock that are tendered in the exchange offer. All conditions to the completion of the exchange offer must be satisfied or waived by McDonald's before the expiration of the exchange offer. McDonald's may waive any or all of the conditions to the exchange offer, subject to limited exceptions.

  Proration; Odd-Lots (page 50)

        If, on the expiration date of the exchange offer, the exchange offer is oversubscribed, McDonald's will accept on a pro rata basis, in proportion to the number of shares tendered, all shares of McDonald's common stock validly tendered and not properly withdrawn, except for tenders of odd-lots as described below. McDonald's will announce the preliminary results of the exchange offer, including the preliminary proration factor, if any, by press release by 9:00 a.m., New York City time, on the first business day following the expiration of the exchange offer. Upon determining the number of shares of McDonald's common stock validly tendered for exchange, McDonald's will announce the final results, including the final proration factor, if any, as promptly as practicable after the determination is made.

        If you directly or beneficially own less than 100 shares of McDonald's common stock and wish to tender all of your shares of McDonald's common stock, you may request that your shares not be subject to proration. In order to request this preferential treatment, you should check the box entitled "Odd-Lot Shares" on the letter of transmittal. If your odd-lot shares are held by a broker, dealer, commercial bank, trust company or similar institution for your account, you should contact that institution so that it can request such preferential treatment. All of your odd-lot shares will be accepted for exchange without proration if McDonald's completes the exchange offer. If you hold odd-lot shares as a participant in the McDonald's Corporation Profit Sharing and Savings Plan or the McDonald's Ventures 401(k) Plan, you are not entitled to this preferential treatment.

  Fractional Shares (page 51)

        Fractional shares of Chipotle class B common stock will not be distributed in the exchange offer. The exchange agent, acting as agent for the tendering McDonald's shareholders, will aggregate any fractional shares that would otherwise have been required to be distributed and cause them to be sold in the open market. You will receive the proceeds, if any, less any brokerage commissions or other fees, from the sale of these shares in accordance with your fractional interest in the aggregate number of shares sold.

  Procedures for Tendering (page 52)

        The procedures you must follow to participate in the exchange offer will depend on how you hold your shares of McDonald's common stock. For you to validly tender your shares of McDonald's common stock pursuant to the exchange offer, before the expiration of the exchange offer, you will need to take the following steps:

  •
  If you hold certificates for shares of McDonald's common stock, you must deliver to the exchange agent at the address listed on the back cover of this Prospectus–Offer to Exchange a properly completed and duly executed letter of transmittal, together with any required signature guarantees and any other required documents, and the certificates representing the shares of McDonald's common stock tendered;

  •
  If you hold shares in uncertificated form that are directly registered in your name in McDonald's share register, which we refer to as "Direct Registration Shares," you must deliver to the exchange agent at the address listed on the back cover of this Prospectus–Offer to Exchange a properly completed and duly executed letter of transmittal, together with any required signature guarantees and any other required documents. Since certificates are not issued for Direct Registration Shares, you do not need to deliver any certificates representing those shares to the exchange agent;

  •
  If you hold MCDirect Shares, you must deliver to the exchange agent at the address listed on the back cover of this Prospectus–Offer to Exchange a properly completed and duly executed letter of transmittal, together with any required signature guarantees and any other required documents. Since certificates are not issued for MCDirect Shares, you do not need to deliver any certificates representing those shares to the exchange agent;

  •
  If you hold shares of McDonald's common stock though a broker, dealer, commercial bank, trust company or similar institution, you should receive instructions from that institution on how to participate in the exchange offer. In this situation, do not complete the letter of transmittal. Please contact the institution through which you hold your shares directly if you have not yet received instructions. Some financial institutions may effect tenders by book-entry transfer through DTC. If you do not hold any certificates for these shares, you need not deliver any certificates representing those shares to the exchange agent;

  •
  If you wish to tender your shares of McDonald's common stock but share certificates are not immediately available, time will not permit shares or other required documentation to reach the exchange agent before the expiration date or the procedure for book-entry transfer cannot be completed on a timely basis, you must follow the procedures for guaranteed delivery described under "The Exchange Offer—Procedures for Tendering—Guaranteed Delivery Procedures"; and

  •
  If you hold your shares through the McDonald's Corporation Profit Sharing and Savings Plan or the McDonald's Ventures 401(k) Plan, you do not need to take any action with respect to the exchange offer. An independent fiduciary appointed under those plans will determine whether to exchange shares of McDonald's common stock held in such plans for the benefit of employees and former employees of McDonald's and their beneficiaries.

  Delivery of Shares of Chipotle Class B Common Stock (page 58)

        The exchange agent will cause shares of Chipotle class B common stock to be credited in book-entry form to direct registered accounts maintained by Chipotle's transfer agent for the benefit of the respective holders (or, in the case of shares tendered through DTC, to the account of DTC so that DTC can credit the relevant DTC participant and such participant can credit its respective account holders) as soon as practicable after acceptance of shares of McDonald's common stock in the exchange offer and determination of the final proration factor, if any.

  Withdrawal Rights (page 57)

        You may withdraw your tendered shares of McDonald's common stock at any time before the expiration of the exchange offer. If you change your mind again before the expiration of the exchange offer, you may re-tender your shares of McDonald's common stock by again following the exchange offer procedures.

        In order to withdraw your shares, you (or, in lieu thereof, if you hold your shares through a broker, dealer, commercial bank, trust company or similar institution, that institution on your behalf) must provide a written notice or facsimile transmission notice of withdrawal to the exchange agent. The information that must be included in that notice is specified under "The Exchange Offer—Withdrawal Rights."

  No Appraisal Rights (page 44)

        No appraisal rights are available to McDonald's shareholders or Chipotle shareholders in connection with the exchange offer.

        Legal and Other Limitations; Certain Matters Relating to Non-U.S. Jurisdictions (page 65)

        Except as described elsewhere in this Prospectus–Offer to Exchange, McDonald's is not aware of any jurisdiction where the making of the exchange offer or its acceptance would not be legal. If McDonald's learns of any jurisdiction where making the exchange offer or its acceptance would not be permitted, McDonald's intends to make a good faith effort to comply with the relevant law in order to enable such offer and acceptance to be permitted. If, after such good faith effort, McDonald's cannot comply with such law, McDonald's will determine whether the exchange offer will be made to and whether tenders will be accepted from or on behalf of persons who are holders of shares of McDonald's common stock residing in the jurisdiction.

        Although McDonald's has mailed the Preliminary Prospectus–Offer to Exchange dated September 8, 2006 to its shareholders to the extent required by U.S. law, including to shareholders located outside the United States, this Prospectus–Offer to Exchange is not an offer to sell or exchange and it is not a solicitation of an offer to buy any shares of McDonald's common stock or Chipotle class B common stock in any jurisdiction in which such offer, sale or exchange is not permitted. Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. McDonald's has not taken any action under those non-U.S. regulations to facilitate a public offer to exchange the Chipotle class B common stock outside the United States. Therefore, the ability of any non-U.S. person to tender McDonald's common stock in the exchange offer will depend on whether there is an exemption available under the laws of such person's home country that would permit the person to participate in the exchange offer without the need for McDonald's to take any action to facilitate a public offering in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

        All tendering holders must make certain representations in the letter of transmittal, including (in the case of non-U.S. holders) as to the availability of an exemption under their home country laws that would allow them to participate without the need for McDonald's to take any action to facilitate a public offering in that country or otherwise. McDonald's will rely on those representations and, unless the exchange offer is terminated, plans to accept shares tendered by persons who properly complete the letter of transmittal and provide any other required documentation on a timely basis and as otherwise described herein.

        Non-U.S. shareholders should consult their advisors in considering whether they may participate in the exchange offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in the Chipotle class B common stock that may apply in their home countries. McDonald's, Chipotle and the dealer manager cannot provide any assurance about whether such limitations may exist. See "The Exchange Offer—Legal and Other Limitations; Certain Matters Relating to Non-U.S. Jurisdictions" for additional information about limitations on the exchange offer outside the United States.

Spin-Off of Chipotle Class B Common Stock (page 69)

        McDonald's will distribute in a spin-off to its shareholders, on a pro rata basis, all of its remaining shares (if any) of Chipotle class B common stock promptly following the completion of the exchange offer. The spin-off will be a special dividend distribution with respect to McDonald's common stock, and the record date for holders to receive shares in any spin-off will be set promptly following the expiration of the exchange offer. No fractional shares of Chipotle class B common stock will be distributed in the exchange offer or any spin-off. See "The Exchange Offer—Fractional Shares."

Risk Factors (page 22)

        In deciding whether to tender your shares of McDonald's common stock, you should carefully consider the matters described in "Risk Factors," as well as other information included in this Prospectus–Offer to Exchange and the other documents incorporated by reference herein.

Market Prices and Dividend Information (page 70)

        McDonald's common stock is listed on the New York Stock Exchange under the symbol "MCD." Chipotle class A common stock is listed on the New York Stock Exchange under the symbol "CMG." The Chipotle class B common stock has been approved for listing on the New York Stock Exchange under the symbol "CMG.B." The closing sales prices of McDonald's common stock and Chipotle class A common stock were $36.52 and $49.85 per share on September 7, 2006 and $39.59 and $49.60 per share on September 28, respectively. The indicative exchange ratio that would have been in effect following the official close of trading on the New York Stock Exchange on September 7, 2006, based on the "daily volume-weighted average prices" of McDonald's common stock and Chipotle class A common stock on September 6 and September 7, would have provided for 0.8095 shares of Chipotle class B common stock to be exchanged for every share of McDonald's common stock accepted.

        Chipotle did not pay any cash dividends on its common stock in 2004, 2005 or 2006 and does not anticipate paying any cash dividends on its common stock in the foreseeable future.

Description of Capital Stock of Chipotle (page 132)

        Following the completion of the exchange offer, shares of Chipotle class B common stock will no longer be convertible into shares of Chipotle class A common stock. On matters subject to shareholder vote, holders of Chipotle class A common stock are entitled to one vote per share, while holders of Chipotle class B common stock are generally entitled to ten votes per share. Holders of Chipotle class A common stock and class B common stock will share equally on a per share basis in any dividend declared by Chipotle's board of directors, subject to any preferential rights of holders of any outstanding shares of Chipotle preferred stock.

Regulatory Approval (page 44)

        Certain acquisitions of Chipotle class B common stock under the exchange offer may require a premerger notification filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. If you decide to participate in the exchange offer and acquire enough shares of Chipotle class B common stock to exceed the $56.7 million threshold stated in the Hart-Scott-Rodino Act and associated regulations, and if no exemption under the Hart-Scott-Rodino Act or regulations applies, McDonald's and you would be required to make filings under the Hart-Scott-Rodino Act and you would be required to pay the applicable filing fee. A filing requirement could delay the exchange of shares with you until the waiting periods in the Hart-Scott-Rodino Act have expired or been terminated.

U.S. Federal Income Tax Consequences (page 128)

        McDonald's has received an opinion of counsel confirming the tax-free status, for U.S. federal income tax purposes, of the exchange offer and any spin-off to McDonald's and its shareholders (except with respect to any cash received in lieu of a fractional share). It is a condition to the exchange offer and any spin-off that such opinion not be withdrawn. The opinion of counsel does not address any state, local or foreign tax consequences of the exchange offer and any spin-off that may apply to McDonald's and its shareholders. You should consult your own tax advisor regarding the particular consequences to you of the exchange offer and any spin-off.

Accounting Treatment of the Exchange Offer (page 45)

        The shares of McDonald's common stock acquired by McDonald's pursuant to the exchange offer will be recorded as an acquisition of treasury stock at a cost equal to the market value of the McDonald's shares accepted in the exchange offer at its expiration. Any difference between the net book value of McDonald's investment in the Chipotle class B common stock and the market value of the shares of McDonald's common stock acquired at that date will be recognized by McDonald's as a gain from discontinued operations net of any direct and incremental expenses of the exchange offer on the disposal of its Chipotle class B common stock.

Comparison of Shareholder Rights (page 135)

        McDonald's and Chipotle are both organized under the laws of the State of Delaware. Differences in the rights of a shareholder of McDonald's from those of a shareholder of Chipotle arise principally from provisions of the constitutive documents of each of McDonald's and Chipotle.

The Exchange Agent

        The exchange agent for the exchange offer is Computershare Trust Company, N.A.

The Information Agent

        The information agent for the exchange offer is Georgeson Inc.

The Dealer Manager

        The dealer manager for the exchange offer is Morgan Stanley & Co. Incorporated. We refer to that firm in this Prospectus–Offer to Exchange as "Morgan Stanley" or the "dealer manager."

Comparative Per Share Data

        The following tables present certain historical per share and pro forma data for McDonald's and certain historical per share data for Chipotle. The pro forma data for McDonald's have been adjusted to eliminate Chipotle's impact on McDonald's results. The pro forma outstanding shares used in calculating McDonald's pro forma book value per share reflect the reduction of 18,062,648 shares of McDonald's common stock as a result of the completion of the exchange offer, assuming solely for the purposes of this calculation, an exchange ratio of 0.9157. The exchange offer will not have any impact on Chipotle's per share data.

McDonald's

	As of or for year ended December 31,					As of or for six months ended June 30,
	2005	2004	2003	2002	2001	2006	2005
						(unaudited)
Historical Per Share Data:
Earnings:
Basic	$2.06	$1.81	$1.16	$0.70	$1.27	$1.17	$1.00
Diluted	$2.04	$1.79	$1.15	$0.70	$1.25	$1.16	$0.98
Weighted average common shares outstanding (in millions):
Basic	1,260.4	1,259.7	1,269.8	1,273.1	1,289.7	1,244.5	1,264.0
Diluted	1,274.2	1,273.7	1,276.5	1,281.5	1,309.3	1,259.4	1,279.5
Book value per common share:	$11.99	$11.18	$9.49	$8.11	$7.41	$12.75	$11.49
Cash dividends declared per common share:	$0.67	$0.55	$0.40	$0.24	$0.23	—	—
Unaudited Pro Forma Per Share Data:
Pro forma earnings:
Basic	$2.08	$1.83	$1.18	$0.72	$1.30	$1.04	$1.00
Diluted	$2.06	$1.81	$1.17	$0.71	$1.28	$1.03	$0.99
Pro forma weighted average common shares outstanding (in millions):
Basic	1,242.4	1,241.7	1,251.7	1,255.0	1,271.7	1,226.4	1,245.9
Diluted	1,256.1	1,255.6	1,258.5	1,263.4	1,291.2	1,241.4	1,261.4
Pro forma book value per common share	$12.15	$11.34	$9.64	$8.23	$7.53	$12.92	$11.65
Pro forma cash dividends declared per common share	$0.68	$0.56	$0.40	$0.24	$0.23	—	—

Chipotle

	As of or for year ended December 31,					As of or for six months ended June 30,
	2005	2004	2003	2002	2001	2006	2005
					(unaudited)	(unaudited)
Historical Per Share Data:
Earnings (loss):
Basic	$1.43	$0.24	$(0.34)	$(0.87)	$(1.49)	$0.59	$1.08
Diluted	$1.43	$0.24	$(0.34)	$(0.87)	$(1.49)	$0.59	$1.08
Weighted average common shares outstanding (in thousands):
Basic	26,281	25,454	22,384	19,931	16,063	31,577	26,281
Diluted	26,374	25,520	22,384	19,931	16,063	31,986	26,303
Book value per common share	$11.77	$9.99	$8.19	$7.61	$7.06	$13.23	$11.11
Cash dividends declared per common share	$—	$—	$—	$—	$—	$—	$—

Selected Historical Financial Data for McDonald's and Chipotle

  McDonald's Selected Historical Financial Data

        The selected consolidated financial data presented below have been derived from, and should be read together with, McDonald's consolidated financial statements and the accompanying notes and the related "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections included in McDonald's Annual Report on Form 10-K for the year ended December 31, 2005 and McDonald's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, which are incorporated by reference into this document. The selected consolidated statement of income data as of and for the years ended December 31, 2005, 2004 and 2003 have been derived from audited financial statements incorporated by reference into this document. The selected consolidated statement of income data as of and for the six months ended June 30, 2006 and 2005 and the balance sheet data as of June 30, 2006 have been derived from unaudited consolidated financial statements incorporated by reference into this document and include all adjustments consisting of normal recurring adjustments necessary for the fair presentation of interim periods. The data shown below are not necessarily indicative of results to be expected for any future period. To find out where you can obtain copies of McDonald's documents that have been incorporated by reference, see "Where You Can Find More Information About McDonald's and Chipotle."

	Year Ended December 31,										Six Months Ended June 30,
	2005		2004		2003		2002		2001		2006	2005
	(dollars in millions, except per share data)
											(unaudited )
Statement of Income Data:
Company-operated sales	$15,352		14,224		12,795		11,500		11,041		8,056	7,411
Franchised and affiliated revenues	5,108		4,841		4,345		3,906		3,829		2,617	2,488

Total revenues	$20,460		19,065		17,140		15,406		14,870		10,673	9,899

Operating income	$4,022	(1)	3,541	(3)	2,832	(4)	2,113	(5)	2,697	(6)	2,063	1,926
Income before taxes and cumulative effect of accounting changes	3,702	(1)	3,203	(3)	2,346	(4)	1,662	(5)	2,330	(6)	2,168	1,766
Net income	2,602	(1,2)	2,279	(3)	1,471	(4,7)	893	(5,8)	1,637	(6)	1,459	1,258

Cash provided by operations	$4,337		3,904		3,269		2,890		2,688		1,495	1,746
Capital expenditures	1,607		1,419		1,307		2,004		1,906		671	603
Treasury stock purchases	1,228		605		439		687		1,090		1,824	1,011
Common stock cash dividends	842		695		504		297		288		—	—
Per Common Share:
Net income-diluted	$2.04	(1,2)	1.79	(3)	1.15	(4,7)	.70	(5,8)	1.25	(6)	1.16	0.98
Dividends declared	0.67		0.55		0.40		0.24		0.23		—	—
Shares outstanding (in millions)	1,263		1,270		1,262		1,268		1,281		1,226	1,250
Balance Sheet Data (at period end):
Total assets	$29,989		27,838		25,838		24,194		22,535		29,773	26,980
Total debt	10,140		9,220		9,731		9,979		8,918		9,507	8,557
Total shareholders' equity	15,146		14,201		11,982		10,281		9,488		15,638	14,361

(1)
Includes $191 million ($130 million after tax or $0.10 per share) of share-based and related compensation due to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)"), on January 1, 2005.

(2)
Includes a net tax benefit of $73 million ($0.05 per share) comprised of $179 million ($0.14 per share) tax benefit due to a favorable audit settlement of McDonald's 2000-2002 U.S. tax returns and $106 million ($0.09 per share) of incremental tax expense resulting from the decision to repatriate foreign earnings under the Homeland Investment Act.

(3)
Includes pretax operating charges of $130 million related to asset/goodwill impairment and $160 million ($21 million related to 2004 and $139 million related to prior years) for a correction in McDonald's lease accounting practices and policies, as well as a nonoperating gain of $49 million related to the sale of McDonald's interest in a U.S. real estate partnership, for a total pretax expense of $241 million ($172 million after tax or $0.13 per share).

(4)
Includes pretax charges of $408 million ($323 million after tax or $0.25 per share) primarily related to the disposition of certain non-McDonald's brands and asset/goodwill impairment.

(5)
Includes pretax charges of $853 million ($700 million after tax or $0.55 per share) primarily related to restructuring certain international markets and eliminating positions, restaurant closings/asset impairment and the write-off of technology costs.

(6)
Includes pretax operating charges of $378 million primarily related to the U.S. business reorganization and other global change initiatives, and restaurant closings/asset impairment as well as net pretax nonoperating income of $125 million primarily related to a gain on the initial public offering of McDonald's Japan, for a total pretax expense of $253 million ($143 million after tax or $0.11 per share).

(7)
Includes a $37 million after tax charge ($0.03 per share) to reflect the cumulative effect of the adoption of SFAS No. 143, "Accounting for Asset Retirement Obligations," which requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time the obligations are incurred.

(8)
Includes a $99 million after tax charge ($0.07 per share) to reflect the cumulative effect of the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), which eliminates the amortization of goodwill and instead subjects it to annual impairment tests. Adjusted for the nonamortization provisions of SFAS No. 142, net income per common share would have been $0.02 higher in 2001.

  Chipotle Selected Historical Financial Data

        The selected consolidated financial data presented below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations of Chipotle" and Chipotle's consolidated financial statements and the accompanying notes included elsewhere in this document. The selected consolidated statement of operations data for the years ended December 31, 2005, 2004 and 2003 and the consolidated balance sheet data as of December 31, 2005 and 2004 have been derived from Chipotle's audited consolidated financial statements included elsewhere in this document. The consolidated financial statements for the years ended December 31, 2005, 2004 and 2003 have been audited and reported upon by Ernst & Young LLP, an independent registered public accounting firm. The selected consolidated statement of operations data for the year ended December 31, 2002 and the consolidated balance sheet data as of December 31, 2003 and 2002 have been derived from audited financial statements not included in this document. The selected consolidated statement of operations data for the year ended December 31, 2001 and the consolidated balance sheet data as of December 31, 2001 have been derived from unaudited financial statements not included in this document. The selected consolidated statement of operations data for the six months ended June 30, 2006 and 2005 and the balance sheet data as of June 30, 2006 have been derived from unaudited consolidated financial statements included elsewhere in this document and include all adjustments consisting of normal recurring adjustments necessary for the fair presentation of interim periods. The data shown below are not necessarily indicative of results to be expected for any future period.

	Year Ended December 31,					Six Months Ended June 30,
	2005	2004	2003	2002	2001	2006	2005
	(dollars in millions, except per share data)
					(unaudited)	(unaudited)
Statement of Operations Data:
Revenue
Restaurant sales	$625.1	$468.6	$314.0	$203.9	$131.3	390.6	288.6
Franchise royalties and fees	2.6	2.1	1.5	0.8	0.3	1.4	1.1

Total revenue	627.7	470.7	315.5	204.6	131.6	392.0	289.7

Food, beverage and packaging costs	202.3	154.1	104.9	67.7	45.2	122.6	93.5
Labor costs	178.7	139.5	94.0	66.5	46.0	109.9	83.2
Occupancy costs	47.6	36.2	25.6	18.7	11.7	28.2	22.4
Other operating costs	83.0	64.3	43.5	29.8	21.6	49.1	36.8
General and administrative expenses	52.0	44.8	34.2	25.8	20.7	32.9	24.9
Depreciation and amortization	28.0	21.8	15.1	11.3	8.7	16.3	13.2
Pre-opening costs	2.0	2.2	1.6	1.0	2.2	2.6	0.9
Loss on disposal of assets	3.1	1.7	4.5	1.5	0.1	1.7	1.1

Total costs and expenses	596.7	464.6	323.5	222.3	156.3	363.3	276.0

Income (loss) from operations	31.0	6.1	(7.9)	(17.6)	(24.7)	28.6	13.8
Interest income	—	0.2	0.2	0.4	0.7	2.6	—
Interest expense	(0.8)	(0.2)	—	(0.1)	—	(0.1)	(0.4)

Income (loss) before income taxes	30.2	6.1	(7.7)	(17.3)	(24.0)	31.1	13.4
Benefit (provision) for income taxes(1)	7.5	—	—	—	—	(12.3)	15.0

Net income (loss)	$37.7	$6.1	$(7.7)	$(17.3)	$(24.0)	$18.8	$28.4

Per Common Share:
Earnings (loss)—basic	$1.43	$0.24	$(0.34)	$(0.87)	$(1.49)	$0.59	$1.08
Earnings (loss)—diluted	$1.43	$0.24	$(0.34)	$(0.87)	$(1.49)	$0.59	$1.08
Weighted average common shares outstanding—basic (in thousands)	26,281	25,454	22,384	19,931	16,063	31,577	26,281
Weighted average common shares outstanding—diluted (in thousands)	26,374	25,520	22,384	19,931	16,063	31,986	26,303
Balance Sheet Data:
Total assets	$392.5	$329.7	$249.0	$194.2	$146.4	$535.1	$370.8
Total liabilities	$83.1	$67.1	$57.5	$32.9	$22.7	$105.4	$78.8
Total shareholders' equity	$309.4	$262.6	$191.5	$161.3	$123.7	$429.7	$292.0

(1)
During the year ended December 31, 2005, Chipotle determined that it was more likely than not that it would realize its deferred tax assets and it reversed its valuation allowance of $20.3 million, resulting in a non-recurring tax benefit. The 2005 tax provision consists of tax expense of $12.8 million resulting in a net tax benefit of $7.5 million recognized in its results of operations.

RISK FACTORS

        In considering whether to participate in the exchange offer, you should consider not only the risks associated with an investment in McDonald's or Chipotle, which are described below, but also the differences in the size, competitive strengths and operating strategies of the two companies. These and other factors may affect their prospects, financial condition and results, as well as the profile of an investment in either of them. For example:

  •
  McDonald's has operated for more than 50 years and has more than 30,000 restaurants in more than 100 countries, whereas Chipotle has been in operation since 1993 and has more than 500 restaurants, all of which are located in the United States.

  •
  McDonald's has a long history of being a public company, having completed its initial public offering in 1965, whereas Chipotle completed its initial public offering in January 2006.

  •
  McDonald's views itself primarily as a franchisor and in early 2006 announced plans to decrease the proportion of its restaurants that are company-operated over the next three years. Chipotle, by contrast, owns almost all of its restaurants, and franchising is currently not an important component of its strategy.

  •
  While both McDonald's and Chipotle participate in the informal eating out market, they operate in different segments of that market (quick-service in the case of McDonald's, and fast-casual in the case of Chipotle). In the United States, the quick-service segment is generally considered to be mature, whereas the fast-casual segment is perceived as having significant growth potential. Depending on market conditions and other factors, these segments may over time experience different growth rates or be affected in different ways by trends in the restaurant industry or other events that affect consumer preferences and spending patterns.

  •
  McDonald's and Chipotle have different capital allocation strategies. While both companies invest in new and existing restaurants, McDonald's anticipates reducing total shares outstanding at the end of 2006 by about 5% from year-end 2005 (including the effect of the exchange offer), expects to return at least $10 billion to shareholders through dividends and share repurchases in 2006 through 2008 and intends to continue to reduce shares outstanding. McDonald's has increased its dividend amount at least once every year for the past 30 years, and since 2000 has more than tripled its dividend from 21.5 cents per share to the dividend of 67 cents per share for 2005. On September 27, 2006, McDonald's announced an increase in its annual dividend to $1.00 per share, payable on December 1, 2006 to shareholders of record as of November 15, 2006. In comparison, Chipotle anticipates that it will retain future earnings for the operation and expansion of its business and does not anticipate declaring or paying any cash dividends on its common stock for the foreseeable future. McDonald's also relies substantially on indebtedness as part of its capital structure, whereas Chipotle has minimal debt and believes that its cash from operations and the proceeds of its initial public offering will be sufficient to fund its liquidity requirements for the foreseeable future.

        You should consider carefully all of the information about Chipotle and McDonald's included or incorporated by reference in this document, as well as the information about the terms and conditions of the exchange offer, in deciding whether or not to tender your shares of McDonald's common stock pursuant to the exchange offer. None of McDonald's, Chipotle or any of their respective directors or officers or the dealer manager makes any recommendation as to whether you should tender your shares of McDonald's common stock. You must make your own decision after reading this document and consulting with your advisors.

        The following risk factors have been separated into three groups:

  •
  risks relating to Chipotle;

  •
  risks relating to McDonald's; and

  •
  risks relating to the exchange offer and any spin-off.

        The occurrence of the events described below under the risks relating to Chipotle or McDonald's, respectively, could have a material adverse effect on such company's businesses, prospects, financial condition, results of operations and/or cash flows. In such a case, the price of shares of Chipotle class B common stock and/or shares of McDonald's common stock, as the case may be, may decline and you could lose all or part of your investment in that company. Furthermore, other unknown or unpredictable economic, business, competitive, regulatory, geopolitical or other factors could also have material adverse effects on Chipotle's or McDonald's future results or on the exchange offer.

Risks Relating to Chipotle

  The planned rapid increase in the number of Chipotle restaurants may make its future results unpredictable.

        There were 518 Chipotle restaurants as of June 30, 2006, 289 of which have opened since January 1, 2003. Chipotle plans to increase the number of its restaurants significantly in the next three years. This growth strategy and the substantial investment associated with the development of each new restaurant (as well as the impact of Chipotle's new restaurants on the sales of existing restaurants) may cause Chipotle's operating results to fluctuate and be unpredictable or adversely affect its profits. Chipotle's future results depend on various factors, including successful selection of new markets and restaurant locations, market acceptance of the Chipotle experience, consumer recognition of the quality of Chipotle's food and willingness to pay its prices (which reflect Chipotle's often higher ingredient costs), the quality of its operations and general economic conditions. Chipotle may find that the Chipotle concept has limited or no appeal to customers in certain new markets or it may experience a decline in the popularity of the Chipotle experience. Newly opened restaurants may not succeed, future markets and restaurants may not be successful and, even if Chipotle is successful, its average restaurant sales may not increase at historical rates.

  Chipotle has a limited independent operating history as a large company, which makes its future business prospects difficult to evaluate.

        Chipotle has been a subsidiary of McDonald's since 1998, which has affected the way Chipotle operates and manages its business. Because Chipotle became a public company in January 2006 and has a limited independent operating history as a large company, its historical results may not be indicative of its future performance. Chipotle's future results depend on various factors, including those identified in these risk factors. Chipotle may not remain profitable.

  Chipotle may face difficulties replacing services McDonald's provides to it and entering into new or modified arrangements with existing or new suppliers or service providers.

        Chipotle has benefited from its relationship with McDonald's. After the completion of the exchange offer, Chipotle will lose certain benefits of its relationship with McDonald's. See "—Risks Relating to the Exchange Offer and any Spin-Off—Chipotle may face difficulties replacing services McDonald's provides to it and entering into new or modified arrangements with existing or new suppliers or service providers" below for a further description of this risk and "Agreements Between McDonald's and Chipotle and Other Related Party Transactions" for a description of the material agreements between McDonald's and Chipotle.

  Chipotle's sales growth rate depends primarily on its ability to open new restaurants and is subject to many unpredictable factors.

        Chipotle may not be able to open new restaurants as quickly as planned. Chipotle has experienced delays in opening some restaurants and that could happen again. Delays or failures in opening new restaurants could materially and adversely affect Chipotle's growth strategy and its expected results. As Chipotle operates more restaurants, its rate of expansion relative to the size of its restaurant base will decline. In addition, one of Chipotle's biggest challenges is locating and securing an adequate supply of suitable new restaurant sites. Competition for those sites in Chipotle's target markets is intense, and lease costs are increasing (particularly for urban locations). Chipotle's ability to open new restaurants also depends on other factors, including:

  •
  obtaining and negotiating leases with acceptable terms;

  •
  hiring and training qualified operating personnel in the local market;

  •
  managing construction and development costs of new restaurants at affordable levels, particularly in competitive markets;

  •
  the availability of construction materials and labor;

  •
  the availability of, and Chipotle's ability to obtain, adequate supplies of ingredients that meet its quality standards;

  •
  securing required governmental approvals (including construction, parking and other permits) in a timely manner; and

  •
  the impact of inclement weather, natural disasters and other calamities, such as hurricanes Katrina and Rita in 2005.

        Although Chipotle plans to open a total of between 80 and 90 restaurants in 2006, including the 29 restaurants opened through June 30, 2006, and a similar or slightly higher number in 2007, it may not be able to do so for the reasons described in this risk factor. In addition, Chipotle's progress in opening new restaurants from quarter to quarter may occur at an uneven rate.

  Chipotle's sales and profit growth could be adversely affected if comparable restaurant sales are less than it expects.

        While future sales growth will depend substantially on Chipotle's plans for new restaurant openings, the level of comparable restaurant sales (which Chipotle defines as period-over-period sales comparisons for company-owned restaurants in operation at least 12 full months (disregarding the portion of a month in which a restaurant first begins operating)) will also affect its sales growth and will continue to be a critical factor affecting profit growth. This is because the profit margin on comparable restaurant sales is generally higher than the profit margin on new restaurant sales, as comparable restaurant sales increases enable fixed costs to be spread over a higher sales base. While Chipotle does not expect comparable restaurant sales growth to continue at historical levels, its plans do incorporate positive comparable restaurant sales. Chipotle's ability to increase comparable restaurant sales depends in part on its ability to successfully implement its initiatives to increase the speed at which Chipotle's crew serves each customer, and expanded use of fax service lines and online ordering, which Chipotle may not be able to do. It is possible that Chipotle will not achieve its targeted comparable restaurant sales growth or that the change in comparable restaurant sales could be negative. If this were to happen, sales and profit growth would be adversely affected. Chipotle expects quarterly comparable restaurant sales increases to continue to decline throughout the year as sequential comparisons are more difficult.

  Chipotle's failure to manage its growth effectively could harm its business and operating results.

        Chipotle's plans call for a significant number of new restaurants. Its existing restaurant management systems, financial and management controls and information systems may be inadequate to support Chipotle's expansion. Managing its growth effectively will require Chipotle to continue to enhance these systems, procedures and controls and to hire, train and retain restaurant managers and crew. Chipotle may not respond quickly enough to the changing demands that its expansion will impose on management, crew and existing infrastructure. Chipotle also places a lot of importance on its culture, which it believes has been an important contributor to its success. As Chipotle grows, however, it may have difficulty maintaining its culture or adapting it sufficiently to meet the needs of its operations. Chipotle's failure to manage its growth effectively could harm its business and operating results.

  New restaurants, once opened, may not be profitable, and the increases in average restaurant sales and comparable restaurant sales that Chipotle experienced in the past may not be indicative of future results.

        Historically, Chipotle's new restaurants have opened with an initial ramp-up period typically lasting 24 months or more, during which they generated sales and income below the levels at which Chipotle expects them to normalize. This is in part due to the time it takes to build a customer base in a new market, higher fixed costs relating to increased construction and occupancy costs and other start-up inefficiencies that are typical of new restaurants. New restaurants may neither be profitable nor have results comparable to Chipotle's existing restaurants. In addition, Chipotle's average restaurant sales and comparable restaurant sales likely will not continue to increase at the rates achieved over the past several years. Chipotle's ability to operate new restaurants profitably and increase average restaurant sales and comparable restaurant sales will depend on many factors, some of which are beyond its control, including:

  •
  executing its vision effectively;

  •
  initial sales performance of new restaurants;

  •
  competition, either from its competitors in the restaurant industry or Chipotle's own restaurants;

  •
  changes in consumer preferences and discretionary spending;

  •
  consumer understanding and acceptance of the Chipotle experience;

  •
  road construction and other factors limiting access to new restaurants;

  •
  general economic conditions, which can affect restaurant traffic, local labor costs and prices Chipotle pays for the ingredients and other supplies it uses; and

  •
  changes in government regulation.

        If Chipotle fails to open restaurants as quickly as planned, or if new restaurants do not perform as planned, Chipotle's business and future prospects could be harmed. In addition, changes in Chipotle's average restaurant sales or comparable restaurant sales could cause its operating results to vary adversely from expectations, which could cause the price of its common stock to fluctuate substantially.

  Chipotle's expansion into new markets may present increased risks due to its unfamiliarity with those areas.

        Some of Chipotle's new restaurants are planned for markets where it has little or no operating experience. Those markets may have different competitive conditions, consumer tastes and discretionary spending patterns than Chipotle's existing markets. As a result, those new restaurants may be less successful than restaurants in Chipotle's existing markets. Consumers in a new market may not be familiar with the Chipotle brand, and Chipotle may need to build brand awareness in that market through greater investments in advertising and promotional activity than it originally planned. Chipotle may find it more difficult in new markets to hire, motivate and keep qualified employees who can project its vision, passion and culture. Restaurants opened in new markets may also have lower average restaurant sales than restaurants opened in existing markets, and may have higher construction, occupancy or operating costs than restaurants in existing markets. Chipotle may also have difficulty finding reliable suppliers or distributors or ones that can provide it, either initially or over time, with adequate supplies of ingredients meeting its quality standards. Sales at restaurants opened in new markets may take longer to ramp up and reach expected sales and profit levels, and may never do so, thereby affecting Chipotle's overall profitability.

  Chipotle may not persuade customers of the benefits of paying its prices for higher-quality food.

        Chipotle's success depends in large part on its ability to persuade customers that food made with higher-quality ingredients is worth the prices they will pay at its restaurants relative to prices offered by some of Chipotle's competitors, particularly those in the quick-service segment. Chipotle may not successfully educate customers about the quality of its food, and customers may not care even if they do understand Chipotle's approach. That could require Chipotle to change its pricing, advertising or promotional strategies, which could materially and adversely affect its results or the brand identity that Chipotle has tried to create.

  Changes in customer tastes and preferences, spending patterns and demographic trends could cause sales to decline.

        Changes in customer preferences, general economic conditions, discretionary spending priorities, demographic trends, traffic patterns and the type, number and location of competing restaurants affect the restaurant industry. Chipotle's success depends to a significant extent on consumer confidence, which is influenced by general economic conditions and discretionary income levels. Chipotle's sales may decline during economic downturns, which can be caused by various economic factors such as high gasoline prices, or during periods of uncertainty, such as those that followed the terrorist attacks on the United States in 2001. In addition, projected high gasoline prices in the summer and fall of 2006 may adversely impact consumer confidence and could have a negative impact on Chipotle's sales. Any material decline in consumer confidence or a decline in family "food away from home" spending could cause Chipotle's sales, operating results, profits, business or financial condition to decline. If it fails to adapt to changes in customer preferences and trends, Chipotle may lose customers and its sales may deteriorate.

  Competition from other restaurant companies could adversely affect Chipotle.

        Chipotle operates in the fast-casual segment of the restaurant industry. This segment is highly competitive with respect to, among other things, taste, price, food quality and presentation, service, location and the ambience and condition of each restaurant. Chipotle also competes with restaurants in the quick-service and casual dining segments. Its competition includes a variety of locally owned restaurants and national and regional chains. Chipotle's competitors offer dine-in, carry-out and delivery services. Many of its competitors have existed longer and often have a more established market presence with substantially greater financial, marketing, personnel and other resources than Chipotle. Among Chipotle's main competitors are a number of multi-unit, multi-market Mexican food or burrito restaurant concepts, some of which are expanding nationally. As Chipotle expands further in existing markets, its existing restaurants may face competition from its new restaurants that begin operating in those markets.

        Several of Chipotle's competitors compete by offering menu items that are specifically identified as low in carbohydrates, better for customers or otherwise targeted at particular consumer preferences. Many of Chipotle's competitors in the fast-casual and quick-service segments of the restaurant industry also emphasize lower-cost, "value meal" menu options, a strategy Chipotle does not pursue. Chipotle's sales may be adversely affected by these products and price competition.

        Moreover, new companies may enter Chipotle's markets and target its customers. For example, additional competitive pressures have come more recently from the deli sections and in-store cafés of several major grocery store chains, including those targeted at customers who want higher-quality food, as well as from convenience stores and casual dining outlets. These competitors may have, among other things, lower operating costs, better locations, better facilities, better management, more effective marketing and more efficient operations than Chipotle.

        All of these competitive factors may adversely affect Chipotle and reduce its sales and profits.

  Additional instances of avian flu or of "mad cow" disease or other food-borne illnesses could adversely affect the price and availability of chicken, beef or other meat, cause the temporary closure of some restaurants and result in negative publicity, thereby resulting in a decline in Chipotle's sales.

        Asian and European countries have experienced and continue to experience outbreaks of avian flu. Incidents of "mad cow" disease have occurred in Canadian and U.S. cattle herds. These problems, food-borne illnesses (such as e. coli, hepatitis A, trichinosis or salmonella) and injuries caused by food tampering have in the past, and could in the future, adversely affect the price and availability of affected ingredients and cause customers to shift their preferences, particularly if Chipotle chooses to pass any higher ingredient costs along to consumers. As a result, its sales may decline.

        Instances of food-borne illnesses, real or perceived, whether at Chipotle's restaurants or those of its competitors, could also result in negative publicity about it or the restaurant industry, which could adversely affect sales. If Chipotle reacts to negative publicity by changing its menu or other key aspects of the Chipotle experience, it may lose customers who do not accept those changes, and may not be able to attract enough new customers to produce the revenue needed to make its restaurants profitable. In addition, Chipotle may have different or additional competitors for its intended customers as a result of making these changes and may not be able to compete successfully against those competitors. If Chipotle's customers become ill from food-borne illnesses, it could be forced to temporarily close some restaurants. For example, in June 2004, Texas health officials investigated reports that customers and employees had become ill with flu-like symptoms after spending time in one of Chipotle's restaurants, and Chipotle closed that restaurant for less than a week. A decrease in customer traffic as a result of these health concerns or negative publicity, or as a result of a change in its menu or dining experience or a temporary closure of any of its restaurants, could materially harm Chipotle's business.

  Changes in food and supply costs could adversely affect Chipotle's results of operations.

        Chipotle's profitability depends in part on its ability to anticipate and react to changes in food and supply costs. Any increase in the prices of the ingredients most critical to its menu, such as beef, chicken, cheese, avocados, beans, tomatoes and pork, could adversely affect its operating results. Although Chipotle tries to manage the impact that these fluctuations have on its operating results, it remains susceptible to increases in food costs as a result of factors beyond its control, such as general economic conditions, seasonal fluctuations, weather conditions, demand, food safety concerns, generalized infectious diseases, product recalls and government regulations. For example, higher diesel prices have in some cases resulted in the imposition of surcharges on the delivery of commodities to Chipotle's distributors, which they have generally passed on to Chipotle to the extent they are not prohibited from doing so under Chipotle's arrangements with these distributors.

        In 2004, hurricanes in some parts of the United States damaged tomato crops and drove prices higher. Similarly, in 2005, hurricane Katrina destroyed a number of chickens raised by one of Chipotle's chicken suppliers and increased its short-term chicken prices. Higher diesel and gasoline prices forecast for the summer and fall of 2006 are likely to affect Chipotle's supply costs and near-term construction costs for its new restaurants. In addition, in 2004, prices for chicken rose significantly due to a ban by Asian countries on their chicken exports following outbreaks of avian flu. Avian flu continues to spread and could potentially impact Chipotle's cost for chicken in the future. Chipotle does not have long-term supply contracts or guaranteed purchase amounts. As a result, Chipotle may not be able to anticipate or react to changing food costs by adjusting its purchasing practices or menu prices, which could cause its operating results to deteriorate. In addition, because Chipotle provides moderately priced food, Chipotle may choose not to, or be unable to, pass along commodity price increases to its customers.

  Chipotle may have experienced a security breach with respect to certain customer credit and debit card data, and it has incurred and may continue to incur substantial costs as a result of this matter. Chipotle may also incur costs resulting from other security risks it may face in connection with its electronic processing and transmission of confidential customer information.

        In August 2004, the merchant bank that processes Chipotle's credit and debit card transactions, which Chipotle refers to as the acquiring bank, informed Chipotle that it may have been the victim of a possible theft of credit and debit card data. Together with two forensic auditing firms, Chipotle investigated the alleged theft and reviewed its information systems and information security procedures. Chipotle also reported the problem to federal law enforcement authorities and has cooperated in their investigation. While to date Chipotle has not discovered conclusive evidence that a theft occurred, it identified some restaurant practices that may have made information systems at its restaurants vulnerable during periods before August 2004. Notably, without Chipotle's knowledge, the card processing software it used inadvertently retained credit and debit card "Track 2" data, consisting of, among other items, the customer's name, card number, card expiration date and card verification number. In addition, the internet gateways on Chipotle's computers in some restaurants may not have been fully secure at all times. As a result, outside parties may have gained access to stored information. It is possible that all of the cards Chipotle processed since it began accepting them in 1999 may have been vulnerable. In the three months prior to being notified of the problem, Chipotle processed between 1.3 million and 1.5 million credit and debit card charges each month.

        Through the end of June 2006, Chipotle has received claims through the acquiring bank with respect to fewer than 2,000 purportedly fraudulent credit and debit card charges allegedly arising out of this matter in an aggregate amount of about $1.4 million. Chipotle has also incurred $1.3 million of expenses in connection with fines imposed by the Visa and MasterCard card associations on the acquiring bank. In 2004, Chipotle recorded charges of $4.0 million to establish a reserve for claims seeking reimbursement for purportedly fraudulent credit and debit card charges, the cost of replacing cards, monitoring expenses and fees, and fines imposed by Visa and MasterCard. All of the reimbursement claims are being disputed, although Chipotle has not formally protested all of the charges. As of June 30, 2006, after charging these expenses against the reserve, the remaining reserve was $1.2 million. In addition to the reserve, Chipotle also incurred about $1.5 million of additional expenses in this matter, including $1.4 million for legal fees, bringing its total expense relating to this matter to $5.5 million. Chipotle has not reserved any additional amounts to date in 2006.

        Chipotle may in the future become subject to additional claims for purportedly fraudulent transactions arising out of this matter. As long as a credit or debit card is active, fraudulent charges may be made using that card until the card's expiration date. Chipotle may also be subject to lawsuits or other proceedings by various interested parties, including banks and credit unions that issue cards, cardholders (either individually or as part of a class action lawsuit) and federal and state regulators. The statutes of limitation for pursuing some of these potential claims may extend for six years or more in some cases, depending on the circumstances. Moreover, the application of the law and the rules and procedures of the major card associations in these circumstances is generally untested. Any lawsuit or other proceeding will likely be complex, costly and protracted, which could in turn divert financial and management resources from execution of Chipotle's business plan. Chipotle has no way to predict the level of claims or the number or nature of proceedings that may be asserted against it, nor can Chipotle quantify the costs that it may incur in connection with investigating, responding to and defending any of them. If Chipotle litigates these matters, it may not be able to defend against penalties successfully. The ultimate outcome of this matter could differ materially from the amounts Chipotle has recorded in its reserve and could have a material adverse effect on its financial results and condition. Consumer perception of Chipotle's brand could also be negatively affected by these events, which could further adversely affect its results and prospects.

        Despite the changes Chipotle has made to its information systems as a result of this matter, Chipotle still needs to periodically upgrade its software. Chipotle relies on commercially available software and other technologies to provide security for processing and transmission of customer credit card data. During 2005 and the first half of 2006, approximately half of Chipotle's sales were attributable to credit card transactions, and Chipotle expects credit card usage to increase. Chipotle's systems could be compromised in the future, which could result in the misappropriation of customer information or the disruption of its systems. Either of those consequences could have a material adverse effect on Chipotle's reputation and business or subject it to additional liabilities.

  Failure to receive frequent deliveries of higher-quality food ingredients and other supplies could harm Chipotle's operations.

        Chipotle's ability to maintain its menu depends in part on its ability to acquire ingredients that meet its specifications from reliable suppliers. Shortages or interruptions in the supply of ingredients caused by unanticipated demand, problems in production or distribution, food contamination, inclement weather or other conditions could adversely affect the availability, quality and cost of Chipotle's ingredients, which could harm Chipotle's operations. If any of Chipotle's distributors or suppliers performs inadequately, or its distribution or supply relationships are disrupted for any reason, its business, financial condition, results of operations or cash flows could be adversely affected. Chipotle currently depends on three or four suppliers for its pork, chicken and beef supplies. It could be more difficult to replace Chipotle's pork suppliers if it was no longer able to rely on them due to the unique nature of the products Chipotle receives from them. Chipotle does not have long-term contracts with any of its suppliers. In addition, Chipotle has relied on the same distribution network as McDonald's. Chipotle may have to seek new suppliers and service providers with pricing or other terms less favorable than those it currently enjoys. If Chipotle cannot replace or engage distributors or suppliers who meet its specifications in a short period of time, that could increase Chipotle's expenses and cause shortages of food and other items at its restaurants, which could cause a restaurant to remove items from its menu. If that were to happen, affected restaurants could experience significant reductions in sales during the shortage or thereafter, if Chipotle's customers change their dining habits as a result. Chipotle's focus on a limited menu would make the consequences of a shortage of a key ingredient more severe.

        In addition, Chipotle's approach to competing in the restaurant industry depends in large part on its continued ability to adhere to the principle of "Food with Integrity." Chipotle uses a substantial amount of naturally raised and sustainably grown ingredients, and tries to make its food as fresh as it can, in light of pricing considerations. As Chipotle increases its use of these ingredients, the ability of Chipotle's suppliers to expand output or otherwise increase their supplies to meet its needs may be constrained. Chipotle's inability to obtain a sufficient and consistent supply of these ingredients on a cost-effective basis, or at all, could cause it difficulties in aligning its brand with the principle of "Food with Integrity." That could make Chipotle less popular among its customers and cause sales to decline.

  Chipotle's quarterly operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to various factors.

        Chipotle's quarterly operating results may fluctuate significantly because of various factors, including:

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  the impact of inclement weather, natural disasters and other calamities, such as hurricanes Katrina and Rita in 2005;

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  the timing of new restaurant openings and related revenues and expenses;

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  operating costs at newly opened restaurants, which are often materially greater during the first several months of operation;

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  labor availability and wages of restaurant management and crew;

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  profitability of its restaurants, especially in new markets;

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  changes in comparable restaurant sales and customer visits, including as a result of the introduction of new menu items;

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  variations in general economic conditions, including those relating to changes in gasoline prices;

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  negative publicity about the ingredients Chipotle uses or the occurrence of food-borne illnesses or other problems at its restaurants;

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  changes in consumer preferences and discretionary spending;

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  increases in infrastructure costs; and

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  fluctuations in supply prices.

        Seasonal factors also cause Chipotle's profitability to fluctuate from quarter to quarter. Chipotle's average restaurant sales are typically lower during the winter months and the holiday season and during periods of inclement weather (because fewer people are eating out) and higher during the spring, summer and fall months (for the opposite reason). Chipotle's revenue will also vary as a result of the number of trading days, that is, the number of days in a quarter when a restaurant is open.

        As a result of these factors, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year. Average restaurant sales or comparable restaurant sales in any particular future period may decrease. In the future, operating results may fall below the expectations of securities analysts and investors.

  Chipotle's success depends substantially upon the continued retention of certain key personnel.

        Chipotle believes that its success has depended and continues to depend to a significant extent on the efforts and abilities of its senior management team. The members of its management team currently are employed by Chipotle on an "at-will" basis and may resign from its employment at any time, subject in certain cases to the forfeiture of options or unvested shares they may hold. Chipotle's failure to retain members of that team could materially and adversely affect its ability to build on the efforts they have undertaken with respect to the Chipotle business. In particular, the loss of Steve Ells, Chipotle's founder, Chairman and Chief Executive Officer, Monty Moran, the President and Chief Operating Officer, Jack Hartung, the Chief Finance and Development Officer, or Bob Wilner, the Chief Administrative Officer, could materially and adversely affect Chipotle.

  Chipotle's business could be adversely affected by increased labor costs or difficulties in finding the right teams for its restaurants.

        Labor is a primary component of Chipotle's operating costs, and Chipotle believes good managers and crew are a key part of its success. Chipotle devotes significant resources to recruiting and training its restaurant managers and crew. Increased labor costs due to factors like competition, increased minimum wage requirements, employee benefits and changes in the way Chipotle staffs its restaurants would adversely impact its operating costs. Chipotle's success also depends in part on the energy and skills of its employees and its ability to hire, motivate and keep qualified employees, including especially restaurant managers and crew members. Chipotle's failure to find and keep enough employees who are a good fit with its culture could delay planned restaurant openings, result in higher employee turnover or require Chipotle to change its culture, any of which could have a material adverse effect on its business and results of operations. Restaurant operators have traditionally experienced relatively high employee turnover rates. Any increase in its turnover rates for managers or crew could be costly.

  Chipotle's franchisees could take actions that harm Chipotle's reputation and reduce its royalty revenues.

        Chipotle does not exercise control over the day-to-day operations of its franchised restaurants. While Chipotle tries to ensure that franchised restaurants meet the same operating standards that it demands of company-operated restaurants, one or more franchised restaurants may not do so. Any operational shortcomings of Chipotle's franchised restaurants are likely to be attributed to its system-wide operations and could adversely affect its reputation and have a direct negative impact on the royalty revenues Chipotle receives from those restaurants.

  Chipotle expects to need capital in the future and, if it needs to raise third-party capital, it may not be able to raise that capital on acceptable terms.

        Developing Chipotle's business will require significant capital in the future. To meet its capital needs, Chipotle expects to rely on cash flow from operations and the proceeds from its initial public offering. Should Chipotle need additional funding, third-party financing may not be available on favorable terms, or at all. Chipotle's ability to obtain additional funding will be subject to various factors, including market conditions, its operating performance, lender sentiment and Chipotle's ability to incur debt in compliance with then-existing contractual restrictions. These factors may make the timing, amount, terms and conditions of additional financings unattractive. Chipotle's inability to raise capital could impede its growth.

  Chipotle is subject to all of the risks associated with leasing space subject to long-term non-cancelable leases and, with respect to the real property that it owns, owning real estate.

        Chipotle's leases generally have initial terms of between five and 20 years, and generally can be extended only in five-year increments (at increased rates) if at all. All of Chipotle's leases require a fixed annual rent, although some require the payment of additional rent if restaurant sales exceed a negotiated amount. Generally, Chipotle's leases are "net" leases, which require it to pay all of the cost of insurance, taxes, maintenance and utilities. Chipotle generally cannot cancel these leases. Additional sites that it leases are likely to be subject to similar long-term non-cancelable leases. If an existing or future restaurant is not profitable, and Chipotle decides to close it, it may nonetheless be committed to perform its obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. In addition, as each of Chipotle's leases expires, it may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause it to close restaurants in desirable locations. Also, because Chipotle purchases real property for various restaurant locations from time to time, it is subject to all of the risks generally associated with owning real estate, including changes in the investment climate for real estate, demographic trends and supply or demand for the use of the restaurants, which may result from competition from similar restaurants in the area as well as strict, joint and several liability for environmental contamination at or from the property, regardless of fault.

  Governmental regulation may adversely affect Chipotle's ability to open new restaurants or otherwise adversely affect its existing and future operations and results.

        Chipotle is subject to various federal, state and local regulations. Each of its restaurants is subject to state and local licensing and regulation by health, alcoholic beverage, sanitation, food and workplace safety and other agencies. Chipotle may experience material difficulties or failures in obtaining the necessary licenses or approvals for new restaurants, which could delay planned restaurant openings. In addition, stringent and varied requirements of local regulators with respect to zoning, land use and environmental factors could delay or prevent development of new restaurants in particular locations.

        Chipotle is subject to the U.S. Americans with Disabilities Act and similar state laws that give civil rights protections to individuals with disabilities in the context of employment, public accommodations and other areas. Chipotle may in the future have to modify restaurants, for example by adding access ramps or redesigning certain architectural fixtures, to provide service to or make reasonable accommodations for disabled persons. The expenses associated with these modifications could be material.

        Chipotle's operations are also subject to the U.S. Fair Labor Standards Act, which governs such matters as minimum wages, overtime and other working conditions, along with the U.S. Americans with Disabilities Act, family leave mandates and a variety of similar laws enacted by the states that govern these and other employment law matters. In addition, federal proposals to introduce a system of mandated health insurance and flexible work time and other similar initiatives could, if implemented, adversely affect Chipotle's operations.

        In recent years, there has been an increased legislative, regulatory and consumer focus on nutrition and advertising practices in the food industry. Restaurants operating in the quick-service and fast-casual segments have been a particular focus. As a result, Chipotle may in the future become subject to initiatives in the area of nutrition disclosure or advertising, such as requirements to provide information about the nutritional content of its food, which could increase Chipotle's expenses.

        Chipotle is subject to federal, state and local environmental laws and regulations concerning the discharge, storage, handling, release and disposal of hazardous or toxic substances ("environmental laws"). These environmental laws provide for significant fines, penalties and liabilities, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of the hazardous or toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such substances. Chipotle cannot predict what environmental laws will be enacted in the future, how existing or future environmental laws will be administered or interpreted, or the amount of future expenditures that Chipotle may need to make to comply with, or to satisfy claims relating to, environmental laws. Chipotle has not conducted a comprehensive environmental review of its properties or operations. Chipotle has, however, conducted investigations of some of its properties and identified contamination caused by third-party operations. Chipotle believes any such contamination has been or should be addressed by the third party. If the relevant third party does not address or has not addressed the identified contamination properly or completely, then under certain environmental laws, Chipotle could be held liable as an owner and operator to address any remaining contamination. Any such liability could be material. Further, Chipotle may not have identified all of the potential environmental liabilities at its properties, and any such liabilities could have a material adverse effect on its operations or results of operations.

  Chipotle may not be able to adequately protect its intellectual property, which could harm the value of Chipotle's brands and adversely affect its business.

        Chipotle's intellectual property is material to the conduct of its business. Chipotle's ability to implement its business plan successfully depends in part on its ability to further build brand recognition using Chipotle's trademarks, service marks, trade dress and other proprietary intellectual property, including its name and logos and the unique ambience of its restaurants. If Chipotle's efforts to protect its intellectual property are inadequate, or if any third-party misappropriates or infringes on its intellectual property, either in print or on the internet, the value of Chipotle's brands may be harmed, which could have a material adverse effect on its business and might prevent its brands from achieving or maintaining market acceptance. Chipotle may also encounter claims from prior users of similar intellectual property in areas where it operates or intends to conduct operations. This could harm Chipotle's image, brand or competitive position and cause it to incur significant penalties and costs.

  Chipotle could be party to litigation that could adversely affect it by distracting management, increasing its expenses or subjecting it to material money damages and other remedies.

        Chipotle's customers occasionally file complaints or lawsuits against it alleging that Chipotle is responsible for some illness or injury they suffered at or after a visit to its restaurants, or that Chipotle has problems with food quality or operations. Chipotle is also subject to a variety of other claims arising in the ordinary course of its business, including personal injury claims, contract claims and claims alleging violations of federal and state law regarding workplace and employment matters, discrimination and similar matters, and Chipotle could become subject to class action or other lawsuits related to these or different matters in the future. For example, Chipotle is currently investigating issues that may arise in connection with the possible theft of certain credit and debit card data. Chipotle is also subject to "dram shop" statutes, which generally allow persons injured by intoxicated people to recover damages from the place that wrongfully served those people alcohol. Regardless of whether any claims against it are valid, or whether Chipotle is ultimately held liable, claims may be expensive to defend and may divert time and money away from its operations and hurt its performance. A judgment significantly in excess of Chipotle's insurance coverage for any claims could materially and adversely affect its financial condition or results of operations. Any adverse publicity resulting from these allegations may also materially and adversely affect Chipotle's reputation or prospects, which in turn could adversely affect its results.

        In addition, the restaurant industry has been subject to a growing number of claims based on the nutritional content of food products they sell and disclosure and advertising practices. Chipotle may also be subject to this type of proceeding in the future and, even if not, publicity about these matters (particularly directed at the quick-service and fast-casual segments of the industry) may harm Chipotle's reputation or prospects and adversely affect its results.

  As a result of being a public company, Chipotle's costs will increase and it will incur other obligations.

        As a public company, Chipotle incurs significant legal, accounting and other expenses associated with compliance-related and other activities that it did not incur as a private company. Chipotle does not expect these additional expenses to exceed $3 million in 2006. The Sarbanes-Oxley Act of 2002, related SEC rules and the New York Stock Exchange regulate corporate governance practices of public companies. Chipotle has limited experience as a public company, and its separation from McDonald's will result in its loss of access to McDonald's resources and experience in this area. Compliance with these requirements will also result in other costs and obligations and make some activities more time-consuming. For example, in connection with its initial public offering, Chipotle created new board committees and adopted new internal controls and disclosure controls and procedures. In addition, Chipotle incurs additional expenses associated with its SEC reporting requirements. A number of those requirements require Chipotle to carry out activities it had not done previously as a private company. For example, under Section 404 of the Sarbanes-Oxley Act, for its annual report on Form 10-K for the year ending December 31, 2007, Chipotle will need to document and test its internal control procedures, Chipotle's management will need to assess and report on its internal control over financial reporting and Chipotle's independent accountants will need to issue an opinion on that assessment and the effectiveness of those controls. Furthermore, if Chipotle identifies any issues in complying with those requirements (for example, if Chipotle or its accountants identified a material weakness or significant deficiency in Chipotle's internal control over financial reporting), Chipotle could incur additional costs rectifying those issues, and the existence of those issues could adversely affect Chipotle, its reputation or investor perceptions. Costs to obtain director and officer liability insurance are generally greater for public companies and contribute to Chipotle's increased costs. As a result of the associated liability, it may be more difficult for Chipotle to attract and retain qualified persons to serve on its board of directors or as executive officers. Advocacy efforts by shareholders and third parties may also prompt even more changes in governance and reporting requirements.

Risks Relating to McDonald's

  McDonald's ability to remain a relevant and trusted brand and to increase sales depends largely on how well it executes the Plan to Win.

        McDonald's developed the Plan to Win, its strategic business plan, to address the key drivers of its business and results—people, products, place, price and promotion. The quality of McDonald's execution depends mainly on the following:

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  McDonald's ability to anticipate and respond to trends or other factors that affect the informal eating out market and its competitive position in the various markets it serves, such as spending patterns, demographic changes, consumer food preferences, publicity about McDonald's products or operations that can drive consumer perceptions, as well as its success in planning and executing initiatives to address these trends and factors or other competitive pressures;

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  The success of its initiatives to support menu choice, physical activity and nutritional awareness and to address these and other matters of social responsibility in a way that communicates its values effectively and inspires the trust and confidence of McDonald's customers;

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  McDonald's ability to respond effectively to adverse consumer perceptions about the quick-service segment of the informal eating out market, its products or the reliability of its supply chain and the safety of the commodities it uses, particularly beef and chicken;

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  The success of its plans for 2006 and beyond to improve existing products and to roll out new products and product line extensions, as well as the impact of its competitors' actions including in response to its product improvements and introductions and its ability to continue robust product development and manage the complexity of its restaurant operations;

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  McDonald's ability to achieve an overall product mix that differentiates the McDonald's experience and balances consumer value with margin expansion, including in markets where cost or pricing pressures may be significant;

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  The impact of pricing, marketing and promotional plans on product sales and margins and on its ability to target these efforts effectively to maintain or expand market share;

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  The impact of events such as public boycotts, labor strikes and commodity or other supply chain price increases that can adversely affect McDonald's directly or adversely affect the vendors, franchisees and others that are also part of the McDonald's System and whose performance has a material impact on McDonald's results;

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  McDonald's ability to drive improvements in its restaurants, recruit qualified restaurant personnel and motivate employees to achieve sustained high service levels so as to improve consumer perceptions of its ability to meet their expectations for quality food served in clean and friendly environments;

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  Whether its restaurant remodeling and rebuilding efforts will foster sustained increases in comparable sales for the affected restaurants and yield its desired return on its capital investment; and

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  McDonald's ability to leverage promotional or operating successes in individual markets into other markets in a timely and cost-effective way.

  McDonald's results and financial condition are affected by its ownership mix and whether it can achieve a mix that optimizes margins and returns, while meeting its business needs and customer expectations.

        McDonald's plans call for a reduction in company-operated restaurants in the United Kingdom by re-franchising them to third parties, as well as the pursuit of a developmental license model in 15 to 20 additional markets and organizational changes to improve the performance of company-operated restaurants in other markets, notably Canada. McDonald's continually reviews its ownership mix and may pursue a developmental license model in other markets as well, if opportunities to do so are available on favorable terms. Whether and when McDonald's can achieve these plans, as well as their success, is uncertain and depends mainly on the following:

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  McDonald's ability to identify prospective franchisees and licensees with the experience and financial resources to be effective operators of its restaurants;

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  Whether there are regulatory or other constraints that restrict or prevent its ability to implement its plans or increase its costs;

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  How quickly McDonald's can re-franchise or enter into developmental licenses, which it expects will vary by market and could also vary significantly from period to period;

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  Whether the three-year period during which it plans to make these changes will be sufficient to achieve them; and

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  Changes in the operating or legal environment and other circumstances that cause it to delay or revise its plans to alter its ownership mix.

  McDonald's results and financial condition are affected by global and local market conditions, which can adversely affect its sales, margins and net income.

        McDonald's results of operations are substantially affected not only by global economic conditions, but also by local operating and economic conditions, which can vary substantially by market. Unfavorable conditions can depress sales in a given market and may prompt promotional or other actions that adversely affect McDonald's margins, constrain its operating flexibility or result in charges, restaurant closings or sales of company-operated restaurants. Whether McDonald's can manage this risk effectively depends mainly on the following:

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  McDonald's ability to manage fluctuations in commodity prices, interest and foreign exchange rates and the effects of local governmental initiatives to manage national economic conditions such as consumer spending and inflation rates;

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  The impact on its margins of labor costs, given its labor-intensive business model and the long-term trend toward higher wages in both mature and developing markets;

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  The effects of local governmental initiatives to manage national economic conditions such as consumer spending or wage and inflation rates;

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  McDonald's ability to develop effective initiatives in underperforming markets, such as the United Kingdom, which is experiencing a highly competitive informal eating out market and low consumer confidence levels; Japan, which is experiencing slow economic growth and a challenging informal eating out market; and South Korea, which is experiencing improving, yet still low, consumer confidence levels;

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  The nature and timing of decisions about underperforming markets or assets, including decisions that result in material impairment charges that reduce its earnings, such as those that may occur as McDonald's changes its ownership mix through re-franchising or the use of a developmental license model as described above; and

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  The success of McDonald's strategy in China, where it is planning significant growth, including McDonald's ability to identify and secure appropriate real estate sites and to manage the costs and profitability of its growth in light of competitive pressures and other operating conditions that may limit pricing flexibility.

  Increasing regulatory complexity will continue to affect McDonald's operations and results in material ways.

        McDonald's legal and regulatory environment worldwide exposes it to complex compliance, litigation and similar risks that affect its operations and results in material ways. In many of McDonald's markets, including the United States and Europe, it is subject to increasing regulation, which has significantly increased its cost of doing business. In developing markets, McDonald's faces the risks associated with new and untested laws and judicial systems. Among the more important regulatory and litigation risks McDonald's faces are the following:

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  The difficulty of achieving compliance with often conflicting regulations in multiple state or national markets and the potential impact of new or changing regulation that affects or restricts elements of its business, such as possible changes in regulations relating to advertising to children or nutritional labeling;

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  Adverse results of pending or future litigation, including litigation challenging the composition of its products or the appropriateness or accuracy of its advertising or other communications;

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  The impact of nutritional, health and other scientific inquiries and conclusions, which are constantly evolving and often contradictory in their implications, but nonetheless drive consumer perceptions, litigation and regulation in ways that are material to its business;

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  The risks and costs of McDonald's nutritional labeling and other disclosure practices, particularly given differences in practices within the restaurant industry with respect to testing and disclosure, ordinary variations in food preparation among McDonald's own restaurants, and reliance on the accuracy and appropriateness of information obtained from third party suppliers;

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  The impact of litigation trends, particularly in its major markets, including class actions involving consumers and shareholders, labor and employment matters or landlord liability and the relative level of McDonald's defense costs, which vary from period to period depending on the number, nature and procedural status of pending proceedings and the possibility of settlements or judgments;

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  Disruptions in its operations or price volatility in a market that can result from government actions, including price controls, limitations on the import or export of commodities it uses or government-mandated closure of McDonald's or its vendors' operations;

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  The risks of operating in markets, such as Brazil and China, in which there are significant uncertainties, including with respect to the application of legal requirements and the enforceability of laws and contractual obligations;

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  The risks associated with information security and the use of cashless payments, such as increased investment in technology, the costs of compliance with privacy, consumer protection and other laws, costs resulting from consumer fraud and the impact on its margins as the use of cashless payments increases; and

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  The impact of changes in accounting principles or practices (or related legal or regulatory interpretations or its critical accounting estimates), including changes in tax accounting or tax laws (or interpretations thereof), which will depend on their timing, nature and scope.

  Actions by shareholders could affect the trading volatility and price of McDonald's common stock.

        McDonald's was notified that three investment funds managed by Pershing Square Capital Management L.P. or its affiliates planned to file on or about August 15, 2006 notification and report forms under the Hart-Scott-Rodino Act to purchase McDonald's common stock having an aggregate value over $793.8 million other than for investment purposes. The Federal Trade Commission terminated the required waiting periods under the Hart-Scott-Rodino Act, and it is possible that these funds will increase their ownership of McDonald's common stock during or after the exchange offer, including to a level significantly in excess of the amount specified above. McDonald's cannot predict if, when or to what extent these funds will increase their interest in McDonald's or seek to influence McDonald's business strategies or if these events occur, whether they will affect the trading volatility and price of McDonald's common stock, or the exchange ratio, in ways that may not reflect McDonald's performance or prospects.

  McDonald's results can be adversely affected by disruptions or events, such as the impact of severe weather conditions and natural disasters.

        Severe weather conditions (such as hurricanes), terrorist activities, health epidemics or pandemics or the prospect of these events (such as the potential spread of avian flu) can have an adverse impact on consumer spending and confidence levels and in turn the McDonald's System and its results and prospects in the affected markets. McDonald's receipt of proceeds under any insurance it maintains for these purposes may be delayed or the proceeds may be insufficient to offset its losses fully.

Risks Relating to the Exchange Offer and Any Spin-Off

  Your investment will be subject to different risks after the exchange offer regardless of whether you elect to participate in the exchange offer.

        Your investment will be subject to different risks as a result of the exchange offer, regardless of whether you tender all, some or none of your shares of McDonald's common stock.

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  If you exchange all of your shares of McDonald's common stock and the exchange offer is not oversubscribed, then you will no longer have an interest in McDonald's, but instead will directly own an interest in Chipotle. As a result, your investment will be subject exclusively to risks associated with Chipotle and not risks associated solely with McDonald's.

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  If you exchange all of your shares of McDonald's common stock and the exchange offer is oversubscribed, then the offer will be subject to the proration procedures described below and, unless your odd-lot tender is not subject to proration, you will own an interest in both McDonald's and Chipotle. As a result, your investment will continue to be subject to risks associated with both McDonald's and Chipotle.

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  If you exchange some, but not all, of your shares of McDonald's common stock, then regardless of whether the exchange offer is fully subscribed, the number of shares of McDonald's common stock you own will decrease (unless you otherwise acquire shares of McDonald's common stock), while the number of shares of Chipotle common stock you own will increase. As a result, your investment will continue to be subject to risks associated with both McDonald's and Chipotle.

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  If you do not exchange any of your shares of McDonald's common stock and the exchange offer is fully subscribed, then your interest in McDonald's will increase on a percentage basis, while your indirect ownership in Chipotle will be eliminated. As a result, your investment will be subject exclusively to risks associated with McDonald's and not risks associated solely with Chipotle because McDonald's will no longer have an investment in Chipotle.

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  If you remain a shareholder of McDonald's following the completion of the exchange offer and McDonald's completes the spin-off described under "Spin-off of Chipotle Class B Common Stock," then you may receive shares of Chipotle common stock (although you may instead receive only cash in lieu of a fractional share). As a result, your investment may be subject to risks associated with both McDonald's and Chipotle.

        Whether or not you tender your shares of McDonald's common stock, the shares you hold after the completion of the exchange offer will reflect a different investment from the investment you previously held.

  Chipotle may face difficulties replacing services McDonald's provides to it and entering into new or modified arrangements with existing or new suppliers or service providers.

        Chipotle has benefited from its relationship with McDonald's. For example, McDonald's has provided Chipotle, directly or through its own vendor relationships, with accounting services, insurance policy coverage, banking services, health and other insurance benefits for Chipotle's employees and employee benefit plans, as well as with its expertise in certain areas of Chipotle's operations, such as real estate. Chipotle also benefits from its relationship with McDonald's when it buys supplies or distribution or other services. For example, McDonald's relationship with Coca-Cola has helped Chipotle contain its beverage costs, and it has relied on the same distribution network as McDonald's.

        After the separation of McDonald's and Chipotle, Chipotle will be responsible for securing all of its own management, financial, tax, accounting, legal and other resources. McDonald's currently provides Chipotle with insurance and benefits services under a services agreement that became operative on the closing date of Chipotle's initial public offering. The services provided under the services agreement will terminate no later than the date of the completion of the exchange offer. McDonald's also provides certain information technology systems and facilities services to Chipotle under a transition services agreement entered into on June 30, 2006. These transition services are expected to conclude no later than October 30, 2006, and will terminate in any event on the second anniversary of the closing of the exchange offer. In addition, some current benefits, such as the use of the distribution network that McDonald's also uses, are not contractually tied to the level of McDonald's ownership, so the relevant suppliers and service providers could decide to stop giving Chipotle beneficial pricing and/or service levels or terminate their relationship with Chipotle at any time.

        In light of the exchange offer and the resulting termination of services provided by McDonald's, Chipotle is evaluating and pursuing alternatives to ensure that its separation from McDonald's will occur without material disruption in the services currently provided by McDonald's or in Chipotle's relationships with its existing suppliers or service providers. Although Chipotle has made arrangements to replace portions of the services currently provided by McDonald's, Chipotle may encounter difficulties replacing other services or be unable to negotiate pricing or other terms as favorable as those it currently has in effect. Chipotle estimates the incremental costs of employee benefits, insurance and information technology services due to its separation from McDonald's to be between $1.0 million and $2.0 million in the first year. Chipotle is currently negotiating with its distribution centers and beverage suppliers and cannot quantify the incremental costs, if any, of those services upon separation from McDonald's.

  A trading market may not develop for the shares of Chipotle class B common stock, which may adversely affect the market price of those shares.

        There is currently no trading market for the Chipotle class B common stock. Neither McDonald's nor Chipotle can assure you that such a market will develop or be sustained after the completion of the exchange offer. The Chipotle class A common stock is currently listed on the New York Stock Exchange under the symbol "CMG." The Chipotle class B common stock has been approved for listing on the New York Stock Exchange under the symbol "CMG.B". Neither McDonald's nor Chipotle can predict whether there will be any disparity in the trading prices for the two classes of stock once both are listed on the New York Stock Exchange. However, as a result of the greater voting rights of Chipotle class B common stock and the number of outstanding shares of Chipotle class B common stock as compared to the Chipotle class A common stock, the Chipotle class B common stock may trade at a premium to the Chipotle class A common stock. The method for calculating the exchange ratio has been determined after discussions with Morgan Stanley, the dealer manager for the exchange offer, and may not bear any relationship to the market price at which the Chipotle class B common stock will trade after the exchange offer. See "The Exchange Offer—Terms of the Exchange Offer" for a discussion of the factors that were considered in determining the method for calculating the exchange ratio in the exchange offer.

  The exchange offer and related transactions will result in a substantial amount of Chipotle class B common stock entering the market, which may adversely affect the market price of Chipotle's class A and class B common stock. The prior performance of Chipotle class A common stock may not be indicative of the performance of the Chipotle class B common stock after the exchange offer.

        Before the split-off, Chipotle was a majority-owned subsidiary of McDonald's and approximately 13.6 million shares of Chipotle class A common stock (or 44.1% of the total equity value of Chipotle) were held by non-affiliates. Following the exchange offer, assuming the exchange offer is fully subscribed, all shares of Chipotle common stock not held by its affiliates will be freely tradable. The distribution of such a large number of shares of Chipotle class B common stock could adversely affect the market prices of Chipotle class A common stock and class B common stock. In addition, prior performance of Chipotle's class A common stock may not be indicative of the performance of Chipotle's class B common stock after the exchange offer.

  Chipotle's stock price may fluctuate significantly during and after the exchange offer period, and you could lose all or part of your investment in the Chipotle class B common stock as a result.

        The price of Chipotle class B common stock may fluctuate significantly during and after the exchange offer period as a result of many factors in addition to those discussed in the preceding risk factors. Since its initial public offering the price of Chipotle's class A common stock as reported by the New York Stock Exchange has ranged from a low of $39.51 on January 26, 2006 to a high of $67.77 on May 9, 2006. Some specific factors that may have a significant effect on Chipotle's class B common stock market price include:

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  Chipotle's operating performance and the performance of its competitors;

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  the public's reaction to Chipotle's press releases, its other public announcements and its filings with the SEC;

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  changes in earnings estimates or recommendations by research analysts who follow Chipotle or other companies in its industry;

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  variations in general economic conditions;

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  the arrival or departure of key personnel; and

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  other developments affecting Chipotle, its industry or its competitors.

  Restrictions and indemnities in connection with the tax treatment of the exchange offer and any spin-off could adversely affect Chipotle.

        In connection with the exchange offer and any spin-off, McDonald's and its counsel have relied on certain representations and undertakings from Chipotle regarding the past and future conduct of its business and other matters, the incorrectness or violation of which could affect the tax-free status of the transaction. In addition, current tax law generally creates a presumption that the exchange offer and any spin-off would be taxable to McDonald's, but not to its shareholders, if Chipotle or its shareholders were to engage in transactions that result in a 50% or greater change by vote or by value in its stock ownership during the four-year period beginning two years before the exchange offer and any spin-off, unless it is established that the transactions and the exchange offer and any spin-off are not part of a plan or series of related transactions to effect such a change in ownership. As a consequence of the foregoing, McDonald's and Chipotle have agreed to certain tax-related restrictions and indemnities set forth in the separation agreement referred to herein, under which Chipotle:

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  has undertaken to maintain its current business as an active business for a period of two years following the completion of the exchange offer and any spin-off;

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  has undertaken not to take any action affecting the relative voting rights of any separate classes of its stock for a period of at least two years following the completion of the exchange offer and any spin-off, and thereafter only in specified circumstances;

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  is generally restricted, for a period of two years following the completion of the exchange offer and any spin-off, from (i) consenting to certain acquisitions of significant amounts of its stock; (ii) transferring significant amounts of its assets; (iii) merging or consolidating with any other person; (iv) reacquiring its stock; or (v) taking any other action (including an action that would be inconsistent with the representations relied upon by McDonald's described above) that would be reasonably likely to jeopardize the tax-free status of the exchange offer or any spin-off, except in specified circumstances; and

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  has generally agreed to indemnify McDonald's for taxes and related losses it incurs as a result of the exchange offer and any spin-off failing to qualify as a tax-free transaction, if the taxes and related losses are attributable to (i) direct or indirect acquisitions of Chipotle's stock or assets (regardless of whether Chipotle consents to such acquisitions); (ii) negotiations, understandings, agreements or arrangements in respect of such acquisitions; (iii) any amendment to Chipotle's restated certificate of incorporation (or other organizational documents) or other action that affects the relative voting rights of any separate classes of Chipotle capital stock or (iv) Chipotle's failure to comply with applicable representations and undertakings and the restrictions placed on its actions under the separation agreement.

        The indemnity described above covers corporate level taxes and related losses suffered by McDonald's in the event of a 50% or greater change in Chipotle's stock ownership, as well as taxes and related losses suffered by McDonald's if, due to any of Chipotle's representations or undertakings being incorrect or violated, the exchange offer or any spin-off is determined to be taxable for other reasons. Chipotle currently estimates that the indemnification obligation to McDonald's for taxes due in the event of a 50% or greater change in its stock ownership could exceed $450 million. This estimate, which does not take into account related losses, depends upon several factors that are beyond Chipotle's control, including the fair market value of Chipotle's stock on the completion of the exchange offer and any spin-off. As a consequence, the indemnity obligation to McDonald's could vary substantially from the estimate.

  If the exchange offer or any spin-off does not qualify as a tax-free transaction, tax could be imposed on both McDonald's and its shareholders.

        McDonald's has received an opinion of counsel from Cleary Gottlieb Steen & Hamilton LLP its special counsel, confirming the tax-free status, for U.S. federal income tax purposes, of the exchange offer and any spin-off to McDonald's and its shareholders (except with respect to any cash received in lieu of a fractional share). It is a condition to the exchange offer and any spin-off that such opinion not be withdrawn. The opinion relies on certain facts and assumptions, and certain representations and undertakings from McDonald's and Chipotle, regarding the past and future conduct of Chipotle's business and other matters. Notwithstanding the opinion, the Internal Revenue Service could determine on audit that the exchange offer and any spin-off should be treated as taxable transactions, if it determines that any of these facts, assumptions, representations, or undertakings is not correct or has been violated, or if the exchange offer and any spin-off should become taxable for other reasons. In that case, the exchange offer and any spin-off could be treated as a taxable sale and/or dividend to you for U.S. federal income tax purposes. In addition, tax could be imposed on McDonald's based on the difference between the fair market value of Chipotle's class B common stock held by it immediately before the completion of the exchange offer and any spin-off and McDonald's tax basis in such stock. See "U.S. Federal Income Tax Consequences."

  Tendering shareholders may not receive any discount on the price of Chipotle class B common stock in the exchange offer.

        The exchange offer is designed to permit you to exchange your shares of McDonald's common stock for shares of Chipotle class B common stock at a 10% discount to the per-share value of Chipotle class B common stock, calculated as set forth in this Prospectus—Offer to Exchange. Stated another way, for each $1.00 of your McDonald's common stock accepted in the exchange offer, you will receive approximately $1.11 of class B common stock based on calculated per-share values determined by reference to the average of the "daily VWAP" of McDonald's common stock and Chipotle class A common stock on the New York Stock Exchange on the last two trading days of the exchange offer. The number of shares you can receive is, however, subject to a limit of 0.9157 shares of Chipotle class B common stock for each share of McDonald's common stock accepted in the exchange offer. As a result, you may receive less than $1.11 of Chipotle class B common stock for each $1.00 of McDonald's common stock, depending on the calculated per-share values of McDonald's common stock and Chipotle class B common stock at the expiration date. Because of the limit on the number of shares of Chipotle class B common stock you may receive in the exchange offer, if there is a drop of sufficient magnitude in the trading price of Chipotle class A common stock relative to the trading price of McDonald's common stock, you may not receive $1.11 of Chipotle class B common stock for each $1.00 of McDonald's common stock, and could receive much less. The exchange offer does not provide for a minimum exchange ratio. If the limit on the number of shares that can be received for each share of McDonald's common stock tendered is in effect at the expiration of the originally contemplated exchange offer period, then the exchange ratio will be fixed at the limit and the exchange offer will be extended until 12:00 midnight of the second following trading day to permit shareholders to tender or withdraw their shares of McDonald's common stock during those days. Any changes in the prices of the shares of McDonald's common stock or Chipotle class A common stock on those additional days of the exchange offer will not, however, affect the exchange ratio. In other words, the number of shares of Chipotle class B common stock the holders will receive will not change as a result of changes in the prices of Chipotle class A common stock or McDonald's common stock on those additional days that would otherwise have affected the ratio had those movements occurred during the originally contemplated exchange offer period.

  Chipotle's anti-takeover provisions may delay or prevent a change in control of Chipotle, which could adversely affect the price of Chipotle class B common stock.

        Certain provisions in Chipotle's corporate documents and Delaware law may delay or prevent a change in control of Chipotle, which could adversely affect the price of Chipotle class B common stock. Chipotle's restated certificate of incorporation and Chipotle's restated bylaws contain some provisions that may make the acquisition of control of Chipotle without the approval of its board of directors more difficult, including provisions relating to the nomination, election and removal of directors, the structure of the board of directors and limitations on actions by Chipotle shareholders. In addition, Delaware law also imposes some restrictions on mergers and other business combinations between Chipotle and any holder of 15% or more of its outstanding class A or class B common stock. See "Description of Capital Stock of Chipotle" and "Comparison of Shareholder Rights" for a summary of these anti-takeover provisions.

  Market prices for shares of McDonald's common stock may decline following the completion of the exchange offer.

        Investors may purchase shares of McDonald's common stock in order to participate in the exchange offer, which may have the effect of raising market prices for shares of McDonald's common stock during the pendency of the exchange offer. Following the completion of the exchange offer, the market prices for shares of McDonald's common stock may decline because any exchange offer-related demand for shares of McDonald's stock will cease.

  Chipotle does not intend to pay dividends in the foreseeable future.

        Chipotle has never declared or paid any cash dividends on its common stock. For the foreseeable future, Chipotle intends to retain any earnings to finance the development and expansion of its business, and it does not anticipate paying any cash dividends on its class A or class B common stock. Accordingly, you should not expect to receive any dividends on any shares of Chipotle class B common stock you acquire in the exchange offer.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        This Prospectus–Offer to Exchange, including particularly the sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations of Chipotle" and "Business of Chipotle," and certain documents incorporated by reference into this document, contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements about the benefits of the split-off, the discussions of Chipotle's and McDonald's business strategies and their expectations concerning future operations, restaurant openings, margins, profitability, liquidity and capital resources. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "thinks," "estimates," "seeks," "expects," "predicts," "potential" and similar expressions. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from those in the future that are implied by these forward-looking statements. These risks and other factors include those listed under "Risk Factors" and "Risk Factors and Cautionary Statement About Forward-Looking Information" in McDonald's Annual Report on Form 10-K for the year ended December 31, 2005 and McDonald's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, which reports are incorporated by reference in this Prospectus–Offer to Exchange, as well as those listed under "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in Chipotle's Annual Report on Form 10-K for the year ended December 31, 2005 and Chipotle's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006. Those factors, among others, could cause Chipotle's or McDonald's actual results and performance to differ materially from the results and performance projected in, or implied by, the forward-looking statements. As you read and consider this Prospectus–Offer to Exchange, you should carefully understand that the forward-looking statements are not guarantees of performance or results.

        The forward-looking statements included and incorporated by reference in this document are only made as of the date of this document or the respective documents incorporated by reference in this Prospectus–Offer to Exchange, as applicable. All future written and oral forward-looking statements attributable to Chipotle, McDonald's or any person acting on their respective behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and Chipotle and McDonald's cannot predict those events or their impact. Chipotle and McDonald's assume no obligation to update any forward-looking statements after the date of this Prospectus–Offer to Exchange as a result of new information, future events or developments, except as required by the federal securities laws.

        Industry data and other statistical information used in this Prospectus–Offer to Exchange are based on independent publications, government publications, reports by market research firms or other published independent sources. Some data are also based on good faith estimates, derived from review of internal surveys and the independent sources listed above. Although Chipotle and McDonald's believe these sources are reliable, they have not independently verified the information.

        For additional information regarding risks and uncertainties faced by McDonald's and Chipotle, see "Risk Factors" and "Where You Can Find More Information About McDonald's and Chipotle."

THE TRANSACTION

Background of the Exchange Offer

        During 2003, McDonald's determined to focus management resources on the revitalization of the McDonald's brand and to eliminate projects not directly affecting the experience of McDonald's customers. In late 2003 McDonald's completed several actions to achieve this objective, including the exit or reduction of investment in certain non-McDonald's restaurant businesses, as well as the redeployment of McDonald's capital to its revitalization based on the Plan to Win and the key drivers of its business: people, products, place, price and promotion.

        McDonald's revitalization continued throughout 2004, and in January 2005 it announced plans to explore strategic alternatives with respect to Chipotle in light of Chipotle's strong performance and growing popularity. Consistent with its revitalization plan, McDonald's stated that this would have the additional benefit of enabling McDonald's to allocate more resources to growing sales and profits at McDonald's restaurants.

        In January 2006, Chipotle completed its initial public offering, through which McDonald's also sold 3,000,000 shares of Chipotle class A common stock for aggregate net proceeds of $61.4 million. McDonald's sold an additional 4,541,099 shares of Chipotle class A common stock in a registered public secondary offering completed in May 2006 for aggregate net proceeds of approximately $267.7 million.

        At the time of the secondary offering, McDonald's indicated that it would consider pursuing a disposition of its remaining interest in Chipotle in a tax-free exchange of shares of Chipotle class B common stock for shares of McDonald's common stock, subject to market conditions. In July 2006, McDonald's board of directors approved McDonald's disposition of its remaining interest in Chipotle through a tax-free exchange with McDonald's shareholders, with any unsubscribed Chipotle shares to be distributed to McDonald's shareholders in a spin-off.

Reasons for the Exchange Offer

        McDonald's board of directors has authorized the separation in order, among other things, to enable McDonald's to focus its management and financial resources on the McDonald's brand. McDonald's also believes that Chipotle's separation from McDonald's will afford Chipotle increased flexibility and decision-making power to pursue its own strategic objectives.

Effects of the Exchange Offer

        Upon completion of the exchange offer and any subsequent spin-off, McDonald's financial statements will no longer reflect the assets, liabilities, results of operations or cash flows attributable to Chipotle. As a result, Chipotle's results will no longer be consolidated with those of McDonald's for financial reporting purposes.

        Holders of McDonald's common stock will be affected by the exchange offer as follows:

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  Holders who exchange all of their shares of McDonald's common stock, if the exchange offer is not oversubscribed, will no longer have any ownership interest in McDonald's but will instead have a new direct ownership interest in Chipotle. As a result, their investment will be subject exclusively to risks associated with Chipotle and not risks associated solely with McDonald's.

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  Holders who exchange all of their shares of McDonald's common stock will, if the exchange offer is oversubscribed, be subject to proration and, unless their odd-lot tender is not subject to proration, will own an interest in both McDonald's and Chipotle. As a result, their investment will continue to be subject to risks associated with both McDonald's and Chipotle.

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  Holders who exchange some, but not all, of their shares of McDonald's common stock, regardless of whether the exchange offer is fully subscribed, will own fewer shares of McDonald's common stock and more shares of Chipotle common stock, unless they otherwise acquire McDonald's common stock. As a result, their investment will continue to be subject to risks associated with both McDonald's and Chipotle.

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  Holders who do not exchange any of their shares of McDonald's common stock in the exchange offer will have an increased ownership interest in McDonald's, on a percentage basis, and will, assuming the exchange offer is fully subscribed, have no indirect ownership interest in Chipotle. As a result, their investment will be subject exclusively to risks associated with McDonald's and not risks associated solely with Chipotle because McDonald's will no longer have an investment in Chipotle.

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  Holders who remain shareholders of McDonald's following the completion of the exchange offer may, if the exchange offer is not fully subscribed and if McDonald's completes a spin-off, receive shares of Chipotle common stock (although such holders may instead receive only cash in lieu of a fractional share). As a result, their investment may be subject to risks associated with both McDonald's and Chipotle.

Chipotle's Equity Capitalization Following the Exchange Offer

        Chipotle had an equity capitalization of approximately 32,617,436 shares of common stock as of August 31, 2006, consisting of approximately 43.2% of shares of class A common stock and 56.8% of shares of class B common stock. Chipotle's equity capitalization will not change as a result of the exchange offer or any spin-off. After the exchange offer and any spin-off, shares of Chipotle class B common stock will no longer be convertible into shares of Chipotle class A common stock.

No Appraisal Rights

        Appraisal is a statutory remedy available to corporate shareholders who object to extraordinary actions taken by their corporation. This remedy allows dissenting shareholders to require the corporation to repurchase their stock at a price equivalent to its value immediately prior to the extraordinary corporate action. No appraisal rights are available to McDonald's shareholders or Chipotle shareholders in connection with the exchange offer.

Regulatory Approval

        Certain acquisitions of Chipotle common stock under the exchange offer may require a premerger notification filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. If a holder of McDonald's common stock decides to participate in the exchange offer and consequently acquires enough shares of Chipotle class B common stock to exceed the $56.7 million threshold provided for in the Hart-Scott-Rodino Act and associated regulations, and if an exemption under the Hart-Scott-Rodino Act or regulations does not apply, McDonald's and the holder would be required to make filings under the Hart-Scott-Rodino Act and the holder would be required to pay the applicable filing fee. A filing requirement could delay the exchange of shares with the holder until the waiting periods in the Hart-Scott-Rodino Act have expired or been terminated.

        Apart from the registration of shares of Chipotle class B common stock offered in the exchange offer under applicable securities laws and McDonald's filing of a Schedule TO with the SEC, McDonald's does not believe that any other material U.S. federal or state regulatory filings or approvals will be necessary to consummate the exchange offer or any spin-off.

Accounting Treatment

        The shares of McDonald's common stock acquired by McDonald's pursuant to the exchange offer will be recorded as an acquisition of treasury stock at a cost equal to the market value of the McDonald's shares accepted in the exchange offer at its expiration. Any difference between the net book value of McDonald's investment in the Chipotle class B common stock and the market value of the shares of McDonald's common stock acquired at that date will be recognized by McDonald's as a gain from discontinued operations net of any direct and incremental expenses of the exchange offer on the disposal of its Chipotle class B common stock.

        The aggregate market value of McDonald's investment in 16,539,967 shares of Chipotle class B common stock, based on the Chipotle class A common stock closing price on September 7, 2006 of $49.85 per share, was approximately $825 million. The net book value of McDonald's investment in Chipotle at June 30, 2006 was approximately $235 million. If the exchange offer were to be completed and the limit of 0.9157 shares of Chipotle class B common stock exchanged for each share of McDonald's common stock tendered applied, McDonald's would recognize a gain of approximately $425 million in connection with the transaction, prior to estimated fees and expenses. Every $1 increase or decrease in Chipotle's per share market value would increase or decrease the gain in McDonald's investment in Chipotle, as applicable, by approximately $15 million.

        Any remaining shares of Chipotle class B common stock that are distributed in any spin-off will be accounted for as a dividend through a direct charge to retained earnings. The amount of the dividend will be equal to McDonald's carrying value of the shares of Chipotle class B common stock so distributed.

        Neither the exchange of shares of Chipotle class B common stock for shares of McDonald's common stock in the exchange offer nor the distribution of shares of Chipotle class B common stock in any spin-off, in and of themselves, will affect the financial condition or results of operations of Chipotle.

Tax Treatment

        See "U.S. Federal Income Tax Consequences" for a discussion of the tax treatment of the exchange offer and any spin-off.

THE EXCHANGE OFFER

Terms of the Exchange Offer

        McDonald's is offering to exchange up to 16,539,967 shares of Chipotle class B common stock in the aggregate for outstanding shares of McDonald's common stock validly tendered and not properly withdrawn, on the terms and conditions and subject to the limitations described below and in the related letter of transmittal, by 12:00 midnight, New York City time, on October 5, 2006. The last day on which tenders will be accepted, whether on October 5, 2006 or any later date to which the exchange offer is extended, is referred to in this Prospectus–Offer to Exchange as the "expiration date." Any holder of McDonald's common stock during the exchange offer period, including any directors or officers of McDonald's and Chipotle and their respective subsidiaries, may participate in the exchange offer. Holders may tender all, some or none of their shares of McDonald's common stock.

        The number of shares of McDonald's common stock that will be accepted if the exchange offer is completed will depend on the final exchange ratio and the number of shares of McDonald's common stock tendered. McDonald's holds 16,539,967 shares of Chipotle class B common stock. Accordingly, the largest possible number of shares of McDonald's common stock that will be accepted equals 16,539,967 divided by the final exchange ratio. If the exchange offer is oversubscribed, the tendered shares will be subject to proration when the exchange offer expires. McDonald's obligation to complete the exchange offer is subject to important conditions that are described in "—Conditions to Completion of the Exchange Offer."

        For each share of McDonald's common stock that you tender in the exchange offer and do not withdraw, you will receive a number of shares of Chipotle class B common stock at a 10% discount to the per-share value of Chipotle class B common stock, calculated as set forth below, subject to a limit of 0.9157 shares of Chipotle class B common stock per share of McDonald's common stock. Stated another way, subject to the limit described below, for each $1.00 of McDonald's common stock accepted in the exchange offer, you will receive approximately $1.11 of Chipotle class B common stock.

        The final calculated per-share values will be equal to (i) with respect to the McDonald's common stock, the average of the daily VWAP of McDonald's common stock on the New York Stock Exchange for the last two trading days of the originally contemplated exchange offer period; and (ii) with respect to the Chipotle class B common stock, the average of the daily VWAP of Chipotle class A common stock on the New York Stock Exchange for the last two trading days of the originally contemplated exchange offer period. The last two trading days of the originally contemplated exchange offer period are October 4, 2006 and October 5, 2006. Although those dates could change if the exchange offer is extended, those dates will not change for purposes of calculating the per-share values if that extension occurs solely as a result of the automatic extension of the exchange offer triggered by the limit, as described in the next paragraph. As used in this Prospectus–Offer to Exchange, "VWAP" means the "volume-weighted average price" per share of the stock on the New York Stock Exchange during the period specified, as calculated by Xignite, Inc., and "daily VWAP" means VWAP for the period beginning at 9:30 a.m., New York City time (or such other time as is the official open of trading on the New York Stock Exchange) and ending at 4:00 p.m., New York City time (or such other time as is the official close of trading on the New York Stock Exchange), as calculated by Xignite, Inc., except that, on the last trading day of the originally contemplated exchange offer period, the data based on which the VWAP is determined will only take into account any adjustments made to reported trades included by 4:10 p.m., New York City time, on that day.

        The exchange offer period will be automatically extended if a market disruption event occurs with respect to the McDonald's common stock or the Chipotle class A common stock on either of the two days during which the value of each share of McDonald's common stock and Chipotle class A common stock was originally expected to be determined. In addition, if the limit on the number of shares that can be received for each share of McDonald's common stock tendered described below is in effect at the expiration of the originally contemplated exchange offer period, then the exchange ratio will be fixed at the limit and the exchange offer will be extended until 12:00 midnight of the second following trading day. See "—Automatic Extension."

        The number of shares you can receive is subject to a limit of 0.9157 shares of Chipotle class B common stock for each share of McDonald's common stock accepted in the exchange offer. If the limit is in effect, you will receive less than $1.11 of Chipotle class B common stock, for each $1.00 of McDonald's common stock you validly tender and do not properly withdraw, and McDonald's accepts, and you could receive much less. This limit was calculated based on a 20% discount for the Chipotle class B common stock based on the closing prices of McDonald's common stock and Chipotle class A common stock on September 7, 2006 (the day before the date of the Preliminary Prospectus–Offer to Exchange dated September 8, 2006). McDonald's set this limit to ensure that an unusual or unexpected drop in the trading price of Chipotle class A common stock, relative to the trading price of McDonald's common stock, would not result in an unduly high number of shares of Chipotle class B common stock being exchanged per share of McDonald's common stock accepted in the exchange offer. The exchange offer does not provide for a minimum exchange ratio.

        The following formula will be used to calculate the number of shares of Chipotle class B common stock you will receive for shares of McDonald's common stock accepted in the exchange offer:

Number of shares of Chipotle class B common stock	=	Number of shares of McDonald's common stock tendered and accepted, multiplied by the lesser of:	0.9157	and	100% of the calculated per-share value of McDonald's common stock 90% of the calculated per-share value of Chipotle class A common stock

        The "calculated per-share value" for the McDonald's common stock and for the Chipotle class A common stock will be the average of the daily VWAP for McDonald's common stock and Chipotle class A common stock, respectively, on the last two trading days of the originally contemplated exchange offer period. The last two trading days of the originally contemplated exchange offer period are October 4, 2006 and October 5, 2006. Although those dates could change if the exchange offer is extended, those dates will not change for purposes of calculating the per-share values if that extension occurs solely as a result of the automatic extension of the exchange offer triggered by the limit.

        To help illustrate the way this calculation works, below are two examples:

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  Example 1: Assuming that the average of the daily VWAP on the last two trading days of the originally contemplated exchange offer period is $36.37940 per share of McDonald's common stock and $49.93680 per share of Chipotle class A common stock, you would receive 0.8095 shares ($36.37940 divided by 90% of $49.93680) of Chipotle class B common stock for each share of McDonald's common stock accepted in the exchange offer. In this example, the limit of 0.9157 shares of Chipotle class B common stock for each share of McDonald's common stock would not apply.

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  Example 2: Assuming that the average of the daily VWAP on the last two trading days of the originally contemplated exchange offer period is $40.01735 per share of McDonald's common stock and $44.94310 per share of Chipotle class A common stock, the limit would apply and you would only receive 0.9157 shares of Chipotle class B common stock for each share of McDonald's common stock accepted in the exchange offer because the limit is less than 0.9893 shares ($40.01735 divided by 90% of $44.94310) of Chipotle class B common stock for each share of McDonald's common stock. Because the limit would apply, the exchange offer would be automatically extended until 12:00 midnight of the second following trading day, and the exchange ratio would be fixed at the limit.

        You will be able to review indicative exchange ratios and calculated per-share values of McDonald's common stock and Chipotle class B common stock and the final exchange ratio used to determine the number of shares of Chipotle class B common stock to be exchanged per share of McDonald's common stock as follows:

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  Indicative calculated per-share values: A web page will be maintained at www.chipotleexchange.com that provides indicative exchange ratios and calculated per-share values of the McDonald's common stock and the Chipotle class B common stock.

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  From the second to the eighteenth trading day of the exchange offer, the web page will show indicative calculated per-share values, calculated as though that day were the expiration date of the exchange offer, of (i) the McDonald's common stock, which will equal the average of the daily VWAP of McDonald's common stock on each of the two prior trading days; and (ii) the Chipotle class B common stock, which will equal the average of the daily VWAP of Chipotle class A common stock on each of the two prior trading days. For example, after 4:30 p.m., New York City time, on September 21, 2006, the web page will show an indicative exchange ratio based on indicative per-share values of McDonald's common stock and Chipotle class A common stock on September 20, 2006 and September 21, 2006. During this period, the indicative calculated per-share values will be updated on each trading day by 4:30 p.m., New York City time. Such data will not, however, be included in the calculation of the final calculated per-share value for either McDonald's common stock or Chipotle class B common stock.

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  During the last two trading days of the originally contemplated exchange offer period, when the values of McDonald's common stock and Chipotle class B common stock are calculated for the purposes of the exchange offer, the web page will show the indicative calculated per-share values of McDonald's common stock and Chipotle class A common stock which will equal, with respect to each stock, (1) on the second-to-last day, the actual intra-day VWAP during the elapsed portion of that day; and (2) on the last day, the daily VWAP of the previous day averaged with the actual intra-day VWAP during the elapsed portion of that last day. "Intra-day VWAP" means VWAP for the period beginning at the official open of trading on the New York Stock Exchange and ending as of the specific time in such day, as calculated by Xignite, Inc. During this period, the indicative calculated per-share values and indicative exchange ratio calculated using such values will be updated every 30 minutes (on approximately the hour and half-hour mark). The data used to derive the intra-day VWAP during the last two trading days of the originally contemplated exchange offer period will reflect a 20-minute reporting delay, and will be included as an element of the actual final VWAP that will be used to determine the final calculated per-share values.

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  Final exchange ratio: The final exchange ratio that shows the number of shares of Chipotle class B common stock that you will receive for each share of McDonald's common stock accepted in the exchange offer will be available at www.chipotleexchange.com by 4:30 p.m., New York City time, on the last day of the exchange offer and separately announced by press release.

        You may also contact the information agent to obtain these indicative exchange ratios and the final exchange ratio at its toll-free number provided on the back cover of this Prospectus–Offer to Exchange.

        Each of the daily VWAPs, intra-day VWAPs and the final exchange ratio will be rounded to four decimal places, while calculated per-share values will be rounded to five decimal places.

        Since the exchange offer expires at 12:00 midnight, New York City time, on the last day of the exchange offer period and the final exchange ratio will be announced by 4:30 p.m., New York City time, on the same day, you will be able to tender or withdraw your shares of McDonald's common stock after the final exchange ratio is determined. For more information on tendering and withdrawing your shares, see "—Procedures for Tendering" and "—Withdrawal Rights."

        For purposes of illustration, the table below indicates the number of shares of Chipotle class B common stock that you would receive per share of McDonald's common stock, calculated on the basis described above and taking into account the limit described above, assuming a range of averages of the daily VWAP of McDonald's common stock and the Chipotle class A common stock on the last two trading days of the exchange offer. The first line of the table below shows the indicative calculated per-share values of McDonald's common stock and Chipotle class A common stock and the indicative exchange ratio that would have been in effect following the official close of trading on the New York Stock Exchange on September 7, 2006, based on the daily VWAPs of McDonald's common stock and Chipotle class A common stock on September 6 and September 7. The table also shows the effects of a 10% increase or decrease in either or both the calculated per-share values of McDonald's common stock and Chipotle class A common stock based on changes relative to the values on September 7, 2006.

McDonald's Common Stock	Chipotle Class A Common Stock	Calculated per-Share Value of McDonald's Common Stock	Calculated per-Share Value of Chipotle Common Stock	Shares of Chipotle Class B Common Stock per McDonald's Share Tendered
As of September 7, 2006		$36.37940	$49.93680	0.8095
Down 10%	Up 10%	$32.74145	$54.93050	0.6623
Down 10%	Unchanged	$32.74145	$49.93680	0.7285
Down 10%	Down 10%	$32.74145	$44.94310	0.8095
Unchanged	Up 10%	$36.37940	$54.93050	0.7359
Unchanged	Down 10%	$36.37940	$44.94310	0.8994
Up 10%	Up 10%	$40.01735	$54.93050	0.8095
Up 10%	Unchanged	$40.01735	$49.93680	0.8904
Up 10%	Down 10%	$40.01735	$44.94310	0.9157	(1)

(1)
In this scenario, the limit is in effect. Absent the limit, the exchange ratio would have been 0.9893 shares of Chipotle class B common stock per McDonald's share tendered. In this scenario, McDonald's would announce that the limit on the number of shares that can be received for each share of McDonald's common stock tendered is in effect at the expiration of the originally contemplated exchange offer period by 4:30 p.m. on the original expiration date, the exchange ratio would be fixed at the limit and the exchange offer would be extended until 12:00 midnight of the second following trading day.

        If the trading price of McDonald's common stock were to increase during the last two days of the originally contemplated exchange offer period, the calculated per-share value of McDonald's common stock would likely be lower than the closing price of McDonald's common stock on the expiration date of the exchange offer. As a result, you may receive fewer shares of Chipotle class B common stock for each $1.00 of McDonald's common stock than you would have if that per-share value were calculated on the basis of the closing price of McDonald's common stock on the expiration date. Similarly, if the trading price of Chipotle class A common stock were to decrease during the last two days of the originally contemplated exchange offer period, the calculated per-share value of Chipotle class B common stock would likely be higher than the closing price of Chipotle class A common stock on the expiration date of the exchange offer. This could also result in your receiving fewer shares of Chipotle class B common stock for each $1.00 of McDonald's common stock than you would have if that per-share value were calculated on the basis of the closing price of Chipotle class A common stock on the expiration date.

        The number of shares of McDonald's common stock that may be accepted in the offer may be subject to proration. McDonald's holds 16,539,967 shares of Chipotle class B common stock. Depending on the number of shares of McDonald's common stock validly tendered in the exchange offer, and not properly withdrawn, and the final exchange ratio, determined as described above, McDonald's may have to limit the number of shares of McDonald's common stock that it accepts in the exchange offer through a proration process. Any proration of the number of shares accepted in the exchange offer will be determined on the basis of the proration mechanics described below under "—Proration; Odd-Lots."

        There is currently no trading market for the Chipotle class B common stock, and neither McDonald's nor Chipotle can assure you that one will develop. The Chipotle class A common stock is listed on the New York Stock Exchange under the symbol "CMG," and the Chipotle class B common stock has been approved for listing on the New York Stock Exchange under the symbol "CMG.B". Because there is no trading market for the Chipotle class B common stock, the Chipotle class A common stock is believed to be the most appropriate measure of the calculated per-share value of Chipotle class B common stock. Neither McDonald's nor Chipotle can predict whether there will be any disparity in the trading prices for the two classes of stock once both are listed on the New York Stock Exchange. However, as a result of the greater voting rights of Chipotle class B common stock and the number of outstanding shares of Chipotle class B common stock as compared to the Chipotle class A common stock, the Chipotle class B common stock may trade at a premium to the Chipotle class A common stock.

        If immediately after the exchange offer the Chipotle class B common stock trades at a discount to the Chipotle class A common stock, this would result in you effectively receiving less than $1.11 of Chipotle class B common stock for each $1.00 of McDonald's common stock tendered upon settlement. The value of any Chipotle class B common stock you receive may not remain above the value of McDonald's common stock you exchanged following the expiration date of the exchange offer.

        McDonald's has mailed the Preliminary Prospectus–Offer to Exchange dated September 8, 2006 and related documents to:

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  persons who directly held certificates representing shares of McDonald's common stock, persons who held Direct Registration Shares and persons who held MCDirect Shares, all as of September 7, 2006;

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  the trustees for, and the independent fiduciary appointed under, McDonald's Corporation Profit Sharing and Savings Plan and McDonald's Ventures 401(k) Plan, on behalf of the employees and former employees of McDonald's who participate in those plans and their beneficiaries; and

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  brokers, dealers, commercial banks, trust companies and similar institutions, whose names or the names of whose nominees appear on McDonald's shareholder list or, if applicable, who are listed as participants in the security position listing of DTC or any other clearing system for subsequent transmittal to beneficial owners of McDonald's common stock.

        On August 31, 2006, there were approximately 1,230 million shares of McDonald's common stock outstanding, and 253,506 shareholders of record.

Proration; Odd-Lots

        If, upon the expiration of the exchange offer, McDonald's shareholders have validly tendered enough shares of McDonald's common stock such that McDonald's would be required to distribute more than 16,539,967 shares of Chipotle class B common stock in connection with the exchange offer, McDonald's will accept on a pro rata basis, in proportion to the number of shares tendered, all shares validly tendered and not properly withdrawn, except for tenders of odd-lots as described below.

        Except as otherwise provided in this section, beneficial holders of less than 100 shares of McDonald's common stock who validly tender all of their shares will not be subject to proration if the exchange offer is oversubscribed. If, however, you hold less than 100 shares of McDonald's common stock, but do not tender all of your shares, you will be subject to proration to the same extent as holders of more than 100 shares if the exchange offer is oversubscribed. Beneficial holders of 100 or more shares of McDonald's common stock are not eligible for this preference, even if those holders have separate stock certificates representing less than 100 shares.

        If you directly or beneficially own less than 100 shares of McDonald's common stock and wish to tender all of your shares of McDonald's common stock, you may request that your shares not be subject to proration. In order to request this preferential treatment, you should check the box entitled "Odd-Lot Shares" on the letter of transmittal. If you do not check the relevant box on the letter of transmittal, McDonald's may, in its sole discretion, determine not to subject your shares to proration if it is otherwise able to confirm that you own less than 100 shares of McDonald's common stock and have tendered all of those shares, but is under no obligation to do so. If your odd-lot shares are held by a broker, dealer, commercial bank, trust company or similar institution for your account, you should contact that institution so that it can request such preferential treatment. All of your odd-lot shares will be accepted for exchange without proration if McDonald's completes the exchange offer. If you hold odd-lot shares as a participant in the McDonald's Corporation Profit Sharing and Savings Plan or the McDonald's Ventures 401(k) Plan, you are not entitled to this preferential treatment.

        Proration for each tendering shareholder will be based on the number of shares of McDonald's common stock tendered by that shareholder in the exchange offer, and not on that shareholder's aggregate ownership of McDonald's common stock. Any shares of McDonald's common stock not accepted for exchange as a result of proration will be returned to tendering shareholders. McDonald's will announce the preliminary proration factor, if any, by press release by 9:00 a.m., New York City time, on the business day following the expiration of the exchange offer. Once it has determined the number of shares of McDonald's common stock validly tendered for exchange, McDonald's will announce the final results, including the final proration factor, if any, as promptly as practicable.

        Any shares of McDonald's common stock not accepted for exchange in the exchange offer will be returned to the tendering shareholder.

        For purposes of the exchange offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

Fractional Shares

        Fractional shares of Chipotle class B common stock will not be distributed in the exchange offer. The exchange agent, acting as agent for the McDonald's shareholders otherwise entitled to receive fractional shares of Chipotle class B common stock, will aggregate all fractional shares that would otherwise have been required to be distributed and cause them to be sold in the open market for the accounts of these shareholders. Any proceeds that the exchange agent realizes from that sale will be distributed, less any brokerage commissions or other fees, to each shareholder entitled thereto in accordance with the shareholder's fractional interest in the aggregate number of shares sold.

        None of McDonald's, Chipotle, the exchange agent or the dealer manager will guarantee any minimum proceeds from the sale of fractional shares of Chipotle class B common stock. You will not receive any interest on any cash paid to you, even if there is a delay in making the payment. In addition, a shareholder who receives cash in lieu of a fractional share of Chipotle class B common stock will generally recognize gain or loss for U.S. federal income tax purposes on the receipt of the cash to the extent that the cash received exceeds the tax basis allocated to the fractional share. You are urged to read carefully the discussion in "U.S. Federal Income Tax Consequences" and to consult your own tax advisor regarding the consequences to you of the exchange offer.

Exchange of Shares of McDonald's Common Stock

        Upon the terms and subject to the conditions of the exchange offer (including, if the exchange offer is extended or amended, the terms and conditions of that extension or amendment), McDonald's will accept for exchange shares of McDonald's common stock validly tendered and not properly withdrawn before the expiration of the exchange offer and will exchange up to 16,539,967 shares of Chipotle class B common stock in the aggregate for such shares of McDonald's common stock, as promptly as practicable after the expiration date. Notwithstanding the immediately preceding sentence, and subject to applicable rules of the SEC, McDonald's expressly reserves the right to delay acceptance for exchange, or the exchange, of shares of McDonald's common stock in order to comply with any applicable law or obtain any governmental or regulatory approvals.

        The exchange of shares of McDonald's common stock tendered and accepted for exchange will, in all cases, be made only after timely receipt by the exchange agent of:

  (i)
  (a) share certificates representing all physically tendered common shares; (b) proper instructions relating to Direct Registration Shares and MCDirect Shares to be tendered; and (c) in the case of shares delivered by book-entry transfer through DTC, confirmation of any book-entry transfer into the exchange agent's account at DTC of common shares tendered by book-entry transfer;

  (ii)
  a letter of transmittal, properly completed and duly executed (including any signature guarantees that may be required) or, in the case of shares delivered by book-entry transfer through DTC, an agent's message (as defined below); and

  (iii)
  any other required documents.

        With respect to shares held through a broker, dealer, commercial bank, trust company or similar institution, that institution will be required to timely deliver any necessary certificates, instructions, confirmation, letters or other documents with respect to the shares registered in its name in order for your shares to be deemed to have been timely received by the exchange agent.

        For purposes of the exchange offer, McDonald's will be deemed to have accepted for exchange, and thereby exchanged, shares of McDonald's common stock validly tendered and not properly withdrawn if and when it notifies the exchange agent of its acceptance of the tenders of those shares of McDonald's common stock pursuant to the exchange offer. As soon as practicable after receipt of McDonald's notice and determination of the final proration factor, the exchange agent will cause shares of Chipotle class B common stock to be credited in book-entry form to direct registered accounts maintained by Chipotle's transfer agent for the benefit of the tendering shareholders (or, in the case of shares tendered through DTC, to the account of DTC so that DTC can credit the relevant DTC participant and such participant can credit its respective account holders) in exchange for McDonald's shares tendered pursuant to the exchange offer and will deliver cash in lieu of a fractional share of Chipotle class B common stock to such holders. The exchange agent will act as agent for tendering shareholders for the purpose of causing the receipt of Chipotle class B common stock and any cash to be paid to them in lieu of a fractional share of Chipotle class B common stock.

        If McDonald's does not accept for exchange any tendered McDonald's shares for any reason pursuant to the terms and conditions of the exchange offer, the exchange agent will cause such shares to be credited to tendering shareholders in book-entry form to Direct Registration Share accounts maintained by the transfer agent for McDonald's (or, in the case of shares tendered through DTC, to the account of DTC so that DTC can credit the relevant DTC participant and such participant can credit its respective account holders), as soon as practicable following expiration or termination of the exchange offer.

Procedures for Tendering

        Shares Held in Certificated Form.    If you hold certificates representing shares of McDonald's common stock, to validly tender such shares pursuant to the exchange offer, you must, before the expiration of the exchange offer, deliver to the exchange agent a properly completed and duly executed letter of transmittal, together with any required signature guarantees, the certificates representing the shares of McDonald's common stock tendered and any other required documents.

        Direct Registration Shares.    If you hold Direct Registration Shares, you must, before the expiration of the exchange offer, deliver to the exchange agent a properly completed and duly executed letter of transmittal, together with any required signature guarantees. Since certificates are not issued for Direct

Registration Shares, you do not need to deliver any certificates representing those shares to the exchange agent.

        MCDirect Shares.    If you hold MCDirect Shares, you must, before the expiration of the exchange offer, deliver to the exchange agent a properly completed and duly executed letter of transmittal, together with any required signature guarantees. Since certificates are not issued for MCDirect Shares, you do not need to deliver any certificates representing those shares to the exchange agent.

        Shares Held Through a Broker, Dealer, Commercial Bank, Trust Company or Similar Institution.    If you hold shares of McDonald's common stock through a broker, dealer, commercial bank, trust company or similar institution, you should follow the instructions sent to you separately by that institution. You should not use the letter of transmittal to direct the tender of your shares of McDonald's common stock. If that institution holds shares through DTC, it must notify DTC and cause it to transfer the shares into the exchange agent's account in accordance with DTC's procedures. The institution must also ensure that the exchange agent receives a confirmation of book-entry transfer and an agent's message from DTC confirming the book-entry transfer of your shares of McDonald's common stock. A tender by book-entry transfer through DTC will be completed upon receipt by the exchange agent of an agent's message, book-entry confirmation from DTC and any other required documents. If you do not hold any certificates for these shares, you need not deliver any certificates representing those shares to the exchange agent.

        The term "agent's message" means a message, transmitted by DTC to, and received by, the exchange agent, which states that DTC has received an express acknowledgment from the participant in DTC tendering the McDonald's shares that are the subject of the book-entry confirmation, that the participant has received and agrees to be bound by the terms of the letter of transmittal filed as an exhibit to the registration statement of which this Prospectus–Offer to Exchange forms a part and that McDonald's may enforce that agreement against the participant.

        The exchange agent established an account with respect to the shares of McDonald's common stock at DTC for purposes of the exchange offer within two business days after the date of the Preliminary Prospectus–Offer to Exchange dated September 8, 2006, and any financial institution that is a participant in DTC may make book-entry delivery of the shares of McDonald's common stock by causing DTC to transfer such shares into the exchange agent's account at DTC in accordance with DTC's procedure for the transfer. Delivery of documents to DTC does not constitute delivery to the exchange agent.

        Shares Held in Book-Entry Form Through DTC.    If you are a participant in the DTC's book-entry transfer facility, you should follow the same procedures that are applicable to a person holding shares through a broker, dealer, commercial bank, trust company or similar institution as described above.

        Shares Held Through McDonald's Employee Benefit Plans.    If you hold your shares through the McDonald's Corporation Profit Sharing and Savings Plan or the McDonald's Ventures 401(k) Plan, you do not need to take any action with respect to the exchange offer. An independent fiduciary appointed under those plans will determine whether to exchange shares of McDonald's common stock held in such plans for the benefit of employees and former employees of McDonald's and their beneficiaries. The ability of persons who hold shares of McDonald's common stock through an employee benefit plan administered outside the United States to tender shares of McDonald's common stock in the exchange offer will depend on local law governing similar transactions in countries where such shareholders are located.

        General Instructions.    Do not send letters of transmittal or certificates for shares of McDonald's common stock to McDonald's, Chipotle, the dealer manager or the information agent. Letters of transmittal and certificates should be sent only to the exchange agent and only to its address listed on the back cover of this Prospectus–Offer to Exchange. In each case, shareholders must provide, and the exchange agent must receive before the expiration of the exchange offer, the shares and other documents applicable to such shares, as described above.

        Trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity who sign the letter of transmittal, notice of guaranteed delivery or any certificates or stock powers must indicate the capacity in which they are signing and must submit proper evidence of their authority to act in that capacity unless waived by McDonald's. Certain other matters regarding signatures and endorsements are described in the letter of transmittal filed as an exhibit to the registration statement of which this Prospectus–Offer to Exchange forms a part.

        Where letters of transmittal are required, you must return an original executed copy of the letter of transmittal. Signed facsimiles may not be used in lieu of the original.

        Signature Guarantees.    You will not be required to provide signature guarantees on letters of transmittal if shares of McDonald's common stock are tendered either (i) by a registered McDonald's shareholder who has signed the letter of transmittal and has not completed the section entitled "Special Issuance and Delivery Instructions" in the letter of transmittal; or (ii) for the account of an eligible institution. Otherwise, signatures on all letters of transmittal must be Medallion guaranteed by a firm which is a member of the Securities Transfer Agents Medallion Program, or by any other "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (each of the foregoing being an "eligible institution").

        If any certificates for shares of McDonald's common stock are registered in the name of a person other than the person who signs the letter of transmittal, the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signature(s) on the certificates or stock powers guaranteed by an eligible institution.

        Guaranteed Delivery Procedures.    If you wish to tender shares of McDonald's common stock pursuant to the exchange offer but (i) your certificates are not immediately available; (ii) you cannot deliver the shares or other required documents to the exchange agent on or before the expiration date of the exchange offer; or (iii) you cannot comply with the procedures for book-entry transfer on a timely basis, you may still tender your shares of McDonald's common stock, so long as all of the following conditions are satisfied:

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  you make your tender by or through an eligible institution;

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  on or before the expiration date, the exchange agent must receive a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by McDonald's, in the manner provided below; and

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  within three New York Stock Exchange trading days after the date of execution of such notice of guaranteed delivery, the exchange agent must receive (a) share certificates representing all tendered shares of McDonald's common stock, in proper form for transfer (or, with respect to shares tendered by book-entry transfer through DTC, a confirmation of book-entry transfer with respect to such shares into the exchange agent's account at DTC); (b) a letter of transmittal properly completed and duly executed (including any signature guarantees that may be required) or, in the case of shares delivered by book-entry transfer through DTC, an agent's message; and (c) any other required documents.

        Registered shareholders (including any participant in DTC whose name appears on a DTC security position listing as the owner of shares of McDonald's common stock) may transmit the notice of guaranteed delivery by facsimile transmission or mail it to the exchange agent. If you hold shares of McDonald's common stock through a broker, dealer, commercial bank, trust company or similar institution, that institution must submit any notice of guaranteed delivery on your behalf. You must, in all cases, include a Medallion guarantee by an eligible institution in the form set forth in the notice of guaranteed delivery.

        Tendering Your Shares After the Final Exchange Ratio Has Been Determined.    Subject to the possible automatic extension of the exchange offer period described in the last sentence of this paragraph, the final exchange ratio will be available no earlier than between 4:00 p.m. and 4:30 p.m., New York City time, on the expiration date of the exchange offer. If you are a registered shareholder of McDonald's common stock (which will include persons holding certificated shares, Direct Registration Shares or MCDirect Shares), then it is unlikely that you will be able to deliver an original executed letter of transmittal (and, in the case of certificated shares, your share certificates) to the exchange agent after 4:30 p.m. but prior to the expiration of the exchange offer at midnight. Accordingly, in such a case, if you wish to tender your shares after the final exchange ratio has been determined, you will generally need to do so by means of delivering a notice of guaranteed delivery and complying with the guaranteed delivery procedures described above. You must, in all cases, obtain a Medallion guarantee from an eligible institution in the form set forth in the notice of guaranteed delivery in connection with the delivery of your shares in this manner. A Medallion guarantee can generally be obtained from an eligible institution only before the institution providing that guarantee has closed for the day. If you hold McDonald's common stock through a broker, dealer, commercial bank, trust company or similar institution, that institution must tender your shares on your behalf. DTC is expected to remain open until 5:00 p.m., and institutions may be able to process tenders through DTC during that time (although we cannot assure you that will be the case). Once DTC has closed, participants in DTC whose name appears on a DTC security position listing as the owner of shares of McDonald's common stock, will still be able to tender shares by delivering a notice of guaranteed delivery to the exchange agent via facsimile. If you hold McDonald's common stock through a broker, dealer, commercial bank, trust company or similar institution, that institution must submit any notice of guaranteed delivery on your behalf. It will generally not be possible to direct such an institution to submit a notice of guaranteed delivery once that institution has closed for the day. In addition, any such institution, if it is not an eligible institution, will need to obtain a Medallion guarantee from an eligible institution in the form set forth in the notice of guaranteed delivery in connection with the delivery of those shares. If the limit on the number of shares that can be received for each share of McDonald's common stock tendered is in effect at the expiration of the originally contemplated exchange offer period, then the exchange ratio will be fixed at the limit and the exchange offer will be extended until 12:00 midnight of the second following trading day to permit shareholders to tender their shares of McDonald's common stock during those days.

        Representations and Warranties.    A tender of shares of McDonald's common stock pursuant to any of the procedures described in this Prospectus–Offer to Exchange will constitute your acceptance of the terms and conditions of the exchange offer and your representation and warranty to McDonald's that:

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  you have the full power and authority to tender, sell, assign and transfer the tendered shares;

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  when McDonald's accepts the shares for exchange pursuant to the exchange offer, McDonald's will acquire good and unencumbered title to such shares, free and clear of all liens, restrictions, charges and encumbrances;

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  none of such shares will be subject to an adverse claim at the time McDonald's accepts such shares for exchange;

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  you own the shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act; and

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  your participation in the exchange offer and tender of such shares complied with Rule 14e-4 and the applicable laws of both the jurisdiction where you received the materials relating to the exchange offer and the jurisdiction from which the tender is being made.

        It is a violation of Rule 14e-4 under the Exchange Act for a person, directly or indirectly, to tender shares of McDonald's common stock for such person's own account unless, at the time of tender, the person so tendering (i) has a net long position equal to or greater than the amount of (x) shares of McDonald's common stock tendered; or (y) other securities immediately convertible into or exchangeable or exercisable for the shares of McDonald's common stock tendered and such person will acquire such shares for tender by conversion, exchange or exercise; and (ii) will cause such shares to be delivered in accordance with the terms of the Prospectus–Offer to Exchange. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

        Appointment of Attorneys-in-Fact.    By executing a letter of transmittal as set forth above, you will irrevocably appoint McDonald's designees as your attorneys-in-fact, each with full power of substitution, to the full extent of your rights with respect to your shares of McDonald's common stock tendered and accepted for exchange by McDonald's. That appointment will be effective, and voting rights will be affected, when and only to the extent that McDonald's deposits with the exchange agent the shares of Chipotle class B common stock payable as consideration for shares of McDonald's common stock that you have tendered. All such proxies shall be considered coupled with an interest in the tendered shares of McDonald's common stock and therefore shall not be revocable.

        Determination of Validity.    McDonald's will determine questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of shares of McDonald's common stock in its sole discretion, and its determination shall be final and binding. McDonald's reserves the absolute right to reject any and all tenders of shares of McDonald's common stock that it determines are not in proper form or the acceptance of or exchange for which may, in the opinion of its counsel, be unlawful. McDonald's also reserves the absolute right to waive any of the conditions of the exchange offer (other than the conditions relating to the absence of an injunction and the effectiveness of the registration statement for the Chipotle class B common stock to be distributed in the exchange offer), or any defect or irregularity in the tender of any shares of McDonald's common stock. No tender of shares of McDonald's common stock is valid or deemed to be properly made until all defects and irregularities in tenders of such shares have been cured or waived. None of McDonald's, the dealer manager, the exchange agent, the information agent or any other person is or will be under any duty to give notice of any defects or irregularities in the tender of any shares of McDonald's common stock and none of them will incur any liability for failure to give any such notice. McDonald's interpretation of the terms and conditions of the exchange offer (including the letter of transmittal) will be final and binding.

        Binding Agreement.    The tender of shares of McDonald's common stock pursuant to any of the procedures described above will constitute a binding agreement between McDonald's and you upon the terms of and subject to the conditions to the exchange offer. Subject to, and effective upon, McDonald's acceptance of the tendered shares of exchange, you will have sold, assigned and transferred to McDonald's, or upon McDonald's order, all right, title and interest in and to such shares.

        No alternative, conditional or contingent tenders will be accepted. All tendering shareholders, by delivering a properly executed letter of transmittal or causing an agent's message to be delivered with respect to their shares, waive any right to receive any notice of acceptance of their shares of McDonald's common stock for exchange.

        The method used to deliver the shares of McDonald's common stock, the letter of transmittal and all other required documents, including delivery through DTC, is at your election and risk. Delivery of all such documents is not effective until the exchange agent receives such documents (including, in the case of a book-entry transfer through DTC, an agent's message and book-entry confirmation). If delivery is by mail, it is recommended that you send such documents by properly insured registered mail with return receipt requested. In all cases, you should allow sufficient time to ensure timely delivery.

Partial Tenders

        If you tender fewer than all the shares of McDonald's common stock evidenced by any share certificate you deliver to the exchange agent, then you will need to fill in the number of shares that you are tendering in the box entitled "Number of Shares Tendered" under the heading "Certificated Shares" in the table on the first page of the letter of transmittal filed as an exhibit to the registration statement of which this Prospectus–Offer to Exchange forms a part. In those cases, as soon as practicable after the expiration date, the exchange agent will credit the remainder of the common shares that were evidenced by the certificate(s) but not tendered to a Direct Registration Share account in the name of the registered holder maintained by the McDonald's transfer agent, unless otherwise provided in "Special Issuance and Delivery Instructions" in the letter of transmittal filed as an exhibit to the registration statement of which this Prospectus–Offer to Exchange forms a part. Unless you indicate otherwise in your letter of transmittal, all of the common shares represented by share certificates you deliver to the exchange agent will be deemed to have been tendered. No share certificates are expected to be delivered to you, including in respect of any shares delivered to the exchange agent that were previously in certificated form.

Lost or Destroyed Certificates

        If your certificate representing shares of McDonald's common stock has been lost, stolen, mutilated or destroyed, and you wish to tender your shares, you will need to provide the information required under the section "Lost, Stolen, Mutilated or Destroyed Certificates" included in the letter of transmittal filed as an exhibit to the registration statement of which this Prospectus–Offer to Exchange forms a part. You will also need to pay a surety bond for your lost shares of McDonald's common stock which will cost approximately 3% of the market value of such shares plus a handling fee. Upon receipt of the completed letter of transmittal (appropriately notarized) with the required information and the surety bond payment, your McDonald's common stock will be included in the exchange offer, subject to McDonald's acceptance of your tender for exchange.

Withdrawal Rights

        Shares of McDonald's common stock tendered pursuant to the exchange offer may be withdrawn at any time before 12:00 midnight, New York City time, on the expiration date and, unless McDonald's has previously accepted them pursuant to the exchange offer, may also be withdrawn at any time after the expiration of 40 business days from the commencement of the exchange offer. Once McDonald's accepts shares of McDonald's common stock pursuant to the exchange offer, your tender is irrevocable.

        In order to withdraw your shares, you (or, in lieu thereof, if you hold your shares through a broker, dealer, commercial bank, trust company or similar institution, that institution on your behalf) must provide a written notice of withdrawal or facsimile transmission notice of withdrawal, a form of which is filed as an exhibit to the registration statement of which this Prospectus–Offer to Exchange forms a part and which is available from the information agent, to the exchange agent at its address set forth on the back cover of this Prospectus–Offer to Exchange. Such notice must include your name, address, social security number, the certificate number(s) (if applicable) and the number of shares of McDonald's common stock to be withdrawn, and, if it is different from that of the person who tendered those shares, the name of the registered holder (which may be the institution through which you hold your shares, if applicable).

        If you hold your shares through a broker, dealer, commercial bank, trust company or similar institution, you should consult that institution on the procedures you must comply with and the time by which such procedures must be completed in order for that institution to provide a written notice of withdrawal or facsimile notice of withdrawal to the exchange agent on your behalf before 12:00 midnight, New York City time, on the expiration date. If you hold your shares through such an institution, that institution must deliver the notice of withdrawal with respect to any shares you wish to withdraw. In such a case, as a beneficial owner and not a registered shareholder, you will not be able to provide a notice of withdrawal for such shares directly to the exchange agent.

        If certificates were delivered or otherwise identified to the exchange agent, the name of the registered holder and the serial numbers of the particular certificates evidencing the shares of McDonald's common stock withdrawn must also be furnished to the exchange agent, as stated above, before the shares represented by such certificates will be credited in book-entry form as described below in "—Extension; Termination; Amendment." If shares of McDonald's common stock were tendered pursuant to the procedures for book-entry tender discussed in "—Procedures for Tendering," any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn shares and must otherwise comply with DTC's procedures.

        McDonald's will determine all questions as to the validity, form and eligibility (including time of receipt) of any notice of withdrawal in its sole discretion, and its determination shall be final and binding. None of McDonald's, the dealer manager, the exchange agent, the information agent or any other person is under any duty to give notice of any defects or irregularities in any notice of withdrawal and none of them will incur any liability for failure to give any such notice.

        Any shares of McDonald's common stock properly withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer. However, you may retender withdrawn shares of McDonald's common stock by following one of the procedures discussed in "—Procedures for Tendering" at any time before the expiration of the exchange offer.

        Except as otherwise provided above, any tender made under the exchange offer is irrevocable.

        Withdrawing Your Shares After the Final Exchange Ratio Has Been Determined.    Subject to the possible automatic extension of the exchange offer described in the last sentence of this paragraph, the final exchange ratio will be available no earlier than between 4:00 p.m. and 4:30 p.m., New York City time, on the expiration date of the exchange offer. If you are a registered shareholder of McDonald's common stock (which will include persons holding certificated shares, Direct Registration Shares or MCDirect Shares) and you wish to withdraw your shares after the final exchange ratio has been determined, then you must deliver a written notice of withdrawal or facsimile transmission notice of withdrawal to the exchange agent prior to midnight, New York City time, on the expiration date, in the form of the notice of withdrawal provided by McDonald's. Medallion guarantees will not be required for such withdrawal notices. If you hold McDonald's common stock through a broker, dealer, commercial bank, trust company or similar institution, any notice of withdrawal must be delivered by that institution on your behalf. DTC is expected to remain open until 5:00 p.m., and institutions may be able to process withdrawals through DTC during that time (although we cannot assure you that will be the case). Once DTC has closed, if you beneficially own shares that were previously delivered through DTC, then in order to withdraw your shares the institution through which your shares are held must deliver a written notice of withdrawal or facsimile transmission notice of withdrawal to the exchange agent prior to 12:00 midnight, New York City time, on the expiration date. Such notice of withdrawal must be in the form of DTC's notice of withdrawal and must specify the name and number of the account at DTC to be credited with the withdrawn shares and must otherwise comply with DTC's procedures. Shares can be withdrawn only if the exchange agent receives a withdrawal notice directly from the relevant institution that tendered the shares through DTC. On the last day of the exchange offer, beneficial owners who cannot contact the institution through which they hold their shares will not be able to withdraw their shares.

        If the limit on the number of shares that can be received for each share of McDonald's common stock tendered is in effect at the expiration of the originally contemplated exchange offer period, then the exchange ratio will be fixed at the limit and the exchange offer will be extended until 12:00 midnight of the second following trading day, which will permit shareholders to withdraw their shares of McDonald's common stock during those days.

Delivery of Chipotle Class B Stock; Book-Entry Accounts

        Physical certificates representing shares of Chipotle class B common stock will not be issued pursuant to the exchange offer. Rather than issuing physical certificates for such shares to tendering shareholders, the exchange agent will cause shares of Chipotle class B common stock to be credited in book-entry form to direct registered accounts maintained by Chipotle's transfer agent for the benefit of the respective holders (or, in the case of shares tendered through DTC, to the account of DTC so that DTC can credit the relevant DTC participant and such participant can credit its respective account holders). Promptly following the crediting of shares to your respective direct registered account, you will receive a statement from Chipotle's transfer agent evidencing your holdings, as well as general information on the book-entry form of ownership.

        If shares of Chipotle class B common stock are to be issued to a person other than the signer of the letter of transmittal, a check is to be issued in the name of, and/or shares of McDonald's common stock not tendered or not accepted for exchange in the exchange offer are to be issued or returned to, a person other than the signer of the letter of transmittal, or a check is to be mailed to a person other than the signer of the letter of transmittal or to an address other than that shown in the box on the first page of the letter of transmittal, then the appropriate instructions under "Special Issuance and Delivery Instructions" in the letter of transmittal filed as an exhibit to the registration statement of which this Prospectus–Offer to Exchange forms a part will need to be completed. If no such instructions are given, all such shares not accepted for exchange in the exchange offer will be credited in book-entry form in the tendering shareholder's Direct Registration Share account maintained by McDonald's transfer agent.

        With respect to any shares tendered through DTC, a shareholder may request that shares not exchanged be credited to a different account maintained at DTC by providing the appropriate instructions pursuant to DTC's applicable procedures. If no such instructions are given, all such common shares not accepted will be returned by crediting the same account at DTC as the account from which such shares of McDonald's common stock were delivered.

        You are not required to maintain a book-entry direct registered account, and you may obtain a stock certificate for all or a portion of your shares of Chipotle class B common stock received as part of the exchange offer at no cost to you. To obtain instructions describing how you can obtain stock certificates you should contact Chipotle's transfer agent.

Extension; Termination; Amendment

        McDonald's expressly reserves the right, in its sole discretion, for any reason, which may include the non-satisfaction of any of the conditions to completion of the exchange offer described under "—Conditions to Completion of the Exchange Offer," to extend the period of time during which the exchange offer is open or to amend the terms of the exchange offer in any respect, including changing the method to be used to calculate the exchange ratio.

        If McDonald's materially changes the terms of or information concerning the exchange offer, it will extend the exchange offer. The SEC has stated that, as a general rule, it believes that an offer should remain open for a minimum of five business days from the date that notice of a material change is first given. The length of time will depend on the particular facts and circumstances. Subject to the preceding paragraph, the exchange offer will be extended so that it remains open for a minimum of ten business days following the announcement if:

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  McDonald's changes the method for calculating the number of shares of Chipotle class B common stock offered in exchange for each share of McDonald's common stock, the number of shares of McDonald's common stock eligible for exchange or the dealer manager's fees; and

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  the exchange offer is scheduled to expire within ten business days of announcing any such change.

        If any of the conditions indicated in the next section, "—Conditions to Completion of the Exchange Offer," have not been met before the expiration of the exchange offer, McDonald's expressly reserves the right, in its sole discretion, to extend the exchange offer or to terminate the exchange offer and not accept for exchange any shares of McDonald's common stock.

        If McDonald's extends the exchange offer, is delayed in accepting any shares of McDonald's common stock or is unable to accept for exchange any shares of McDonald's common stock under the exchange offer for any reason, then, without affecting McDonald's rights under the exchange offer, the exchange agent may, on McDonald's behalf, retain all shares of McDonald's common stock tendered. These shares of McDonald's common stock may not be withdrawn except as provided in "—Withdrawal Rights" above. McDonald's ability to delay acceptance of any shares of McDonald's common stock is subject to applicable law, which requires that McDonald's pay the consideration offered or return the shares of McDonald's common stock deposited promptly after the termination or withdrawal of the exchange offer.

        McDonald's will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day following any extension, amendment, non-acceptance or termination of the previously scheduled expiration date. Subject to applicable law (including Rules 13e-4(d), 13e-4(e)(3)

and 14e-1 under the Exchange Act, which require that any material change in the information published, sent or given to shareholders in connection with the exchange offer be promptly disclosed to shareholders in a manner reasonably designed to inform them of the change) and without limiting the manner in which McDonald's may choose to make any public announcement, McDonald's has no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones Newswires or PR Newswire.

Automatic Extension

        Maximum Limit Extension.    McDonald's will announce whether the limit on the number of shares that can be received for each share of McDonald's common stock tendered is in effect at the expiration of the originally contemplated exchange offer period, through www.chipotleexchange.com and by press release, no later than 4:30 p.m. on the original expiration date. If the limit is in effect at that time, then the exchange ratio will be fixed at the limit and the exchange offer will be extended until 12:00 midnight of the second following trading day, which will permit shareholders to tender or withdraw their shares of McDonald's common stock during those days.

        Market Disruption Event.    If a market disruption event occurs with respect to the McDonald's common stock or the Chipotle class A common stock on either of the two days during which the value of each share of McDonald's common stock and Chipotle class B common stock was originally expected to be determined, the exchange offer period will be automatically extended and the value of each share of McDonald's common stock and Chipotle class B common stock will be determined on the immediately succeeding trading day or days, as the case may be, on which no market disruption event occurs with respect to both the McDonald's common stock and the Chipotle class A common stock. If, however, such a market disruption event occurs as specified above and continues for a period of at least five consecutive trading days, McDonald's may terminate the exchange offer if, in McDonald's reasonable judgment, the continuing market disruption event has impaired the benefits of the exchange offer.

        A market disruption event with respect to either the McDonald's common stock or the Chipotle class A common stock means a suspension, absence or material limitation of trading of such stock on the New York Stock Exchange for more than two hours of trading or a breakdown or failure in the price and trade reporting systems of the New York Stock Exchange as a result of which the reported trading prices for the McDonald's common stock or the Chipotle class A common stock, as the case may be, during any half-hour trading period during the principal trading session in the New York Stock Exchange are materially inaccurate, as determined by McDonald's or the exchange agent in its sole discretion, on the day with respect to which such determination is being made. For purposes of such determination: (i) a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the New York Stock Exchange; and (ii) limitations pursuant to New York Stock Exchange Rule 80A (or any applicable rule or regulation enacted or promulgated by the New York Stock Exchange, any other self-regulatory organization or the SEC of similar scope as determined by McDonald's or the exchange agent) on trading during significant market fluctuations shall constitute a suspension, absence or material limitation of trading.

        General.    McDonald's will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day following any such extension. Subject to applicable law (including Rules 13e-4(d), 13e-4(e)(3) and 14e-1 under the Exchange Act, which require that any material change in the information published, sent or given to shareholders in connection with the exchange offer be promptly disclosed to shareholders in a manner reasonably designed to inform them of the change) and without limiting the manner in which McDonald's may choose to make any public announcement, McDonald's has no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones Newswires or PR Newswire.

Conditions to Completion of the Exchange Offer

        McDonald's will not be required to complete the exchange offer unless at least 4,961,990 shares of Chipotle class B common stock would be distributed in exchange for shares of McDonald's common stock that are validly tendered and not properly withdrawn prior to the expiration of the exchange offer. This number of shares of Chipotle class B common stock represented about 30% of the outstanding shares of Chipotle class B common stock held by McDonald's as of September 7, 2006.

        In addition, McDonald's will not be required to accept shares for exchange, and may extend, terminate or amend the exchange offer if:

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  any condition or event occurs, or McDonald's reasonably expects any condition or event to occur, which McDonald's reasonably believes would or would be likely to cause the exchange offer to be taxable to McDonald's or its shareholders under U.S. federal income tax laws;

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  the opinion of counsel to the effect that, for U.S. federal income tax purposes, the split-off and, if applicable, any spin-off, will generally be tax-free to McDonald's and its shareholders (except with respect to cash received in lieu of a fractional share) is withdrawn or otherwise ceases to be effective;

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  McDonald's notifies Chipotle that it is in good faith pursuing a transaction involving Chipotle (including, without limitation, a merger, consolidation, share sale or exchange, business combination, reorganization or recapitalization) that is reasonably likely to be consummated and is on terms that McDonald's and a majority of the independent directors of Chipotle determine, in their good faith judgment, to be more favorable to Chipotle and McDonald's than the exchange offer;

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  any of the following events occurs or will imminently occur:

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  any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

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  any extraordinary or material adverse change in U.S. financial markets generally, including, without limitation, a decline of at least 10% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor's 500 Index from the closing level established on September 7, 2006;

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  a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

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  a commencement of a war (whether declared or undeclared), armed hostilities or other national or international calamity, including an act of terrorism, directly or indirectly involving the United States, which would reasonably be expected to affect materially and adversely, or to delay materially, the completion of the exchange offer;

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  if any of the situations described in the immediately preceding four bullet points exists, as of the date of the commencement of the exchange offer, the situation deteriorates materially;

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  a material adverse change in the business, condition (financial or other), results of operations or stock price of Chipotle, which is referred to in this Prospectus–Offer to Exchange as a "Business MAC," provided that none of the following shall be deemed, in and of itself, to constitute a Business MAC: (i) any failure to meet published analyst forecasts; or (ii) the recognition of any restructuring or similar accounting charge which does not or will not have any effect on the cash flows of the business after September 7, 2006 (clause (i) does not exclude from the definition of a Business MAC the events or factors which may have given rise to clause (i), but only (i) itself);

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    a material adverse change in the business, prospects, condition (financial or other) or results of operations of McDonald's;

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    any breaches of any of Chipotle's covenants or agreements with McDonald's set forth in the separation agreement described in "Agreements Between McDonald's and Chipotle and Other Related Party Transactions," which breaches in the aggregate have had or are reasonably likely to have a material adverse effect on the expected benefits to McDonald's of the exchange offer;

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    any action, litigation, suit, claim or proceeding is instituted that would be reasonably likely to enjoin, prohibit, restrain, make illegal, make materially more costly or materially delay completion of the exchange offer;

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    any order, stay, judgment or decree is issued by any U.S. federal or state court, government, governmental authority or other regulatory or administrative authority having jurisdiction over McDonald's and Chipotle and is in effect, or any law, statute, rule, regulation, legislation, interpretation, governmental order or injunction shall have been enacted or enforced, any of which would reasonably be likely to restrain, prohibit or delay completion of the exchange offer or materially impair the contemplated benefits of the exchange offer to McDonald's or Chipotle;

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    the registration statement on Form S-4 of which this Prospectus–Offer to Exchange is a part shall not have become effective under the Securities Act prior to 5:00 p.m. on the expiration date of the exchange offer;

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    any stop order suspending the effectiveness of the registration statement of which this Prospectus–Offer to Exchange forms a part has been issued, or any proceeding for that purpose has been initiated by the SEC and not concluded or withdrawn; or

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    the shares of Chipotle class B common stock issuable in the exchange offer have not been approved for listing on the New York Stock Exchange, subject to official notice of issuance, prior to the expiration of the exchange offer;

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  a market disruption event occurs with respect to the McDonald's common stock or the Chipotle class A common stock on either of the two days during which the value of each share of McDonald's common stock and Chipotle class B common stock was originally expected to be determined and continues for a period of at least five consecutive business days and such market disruption event has, in McDonald's reasonable judgment, impaired the benefits of the exchange offer.

        If any of the above events occurs, McDonald's may:

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  terminate the exchange offer and as promptly as practicable return all tendered shares of McDonald's common stock to tendering shareholders;

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  extend the exchange offer and, subject to the withdrawal rights described in "—Withdrawal Rights" above, retain all tendered shares of McDonald's common stock until the extended exchange offer expires;

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  amend the terms of the exchange offer; or

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  waive the unsatisfied condition (except the conditions relating to the absence of an injunction and the effectiveness of the registration statement for the Chipotle class B common stock to be distributed in the exchange offer) and, subject to any requirement to extend the period of time during which the exchange offer is open, complete the exchange offer.

        These conditions are for the sole benefit of McDonald's. McDonald's may assert these conditions with respect to the exchange offer regardless of the circumstances giving rise to them. McDonald's may waive any condition in whole or in part at any time in its sole discretion, subject to applicable law. McDonald's failure to exercise its rights under any of the above conditions does not represent a waiver of these rights. Each right is an ongoing right which may be asserted at any time. However, all conditions to completion of the exchange offer must be satisfied or waived by McDonald's before the expiration of the exchange offer. Any determination by McDonald's concerning the conditions described above will be final and binding upon all parties.

        If a stop order issued by the SEC is in effect with respect to the registration statement of which this Prospectus–Offer to Exchange forms a part, McDonald's will not accept any shares of McDonald's common stock tendered and will not exchange shares of Chipotle common stock for any shares of McDonald's common stock.

Fees and Expenses

        Morgan Stanley & Co. Incorporated is acting as dealer manager in connection with the exchange offer. In that capacity, Morgan Stanley will, among other things, assist McDonald's in connection with the exchange offer. Morgan Stanley will receive a customary fee for its services as dealer manager and financial advisor to McDonald's, in addition to being reimbursed by McDonald's for its reasonable out-of-pocket expenses, including attorneys' fees, and by Chipotle for certain other expenses, in connection with the exchange offer. The foregoing fees will be payable if and when the exchange offer is completed. Morgan Stanley has in the past provided investment banking services to McDonald's and its affiliates and to Chipotle, including acting as co-lead manager in connection with the initial public offering and secondary offering of Chipotle class A common stock, for which Morgan Stanley received customary compensation.

        McDonald's and Chipotle have agreed to indemnify Morgan Stanley against specified liabilities related to this transaction, including civil liabilities under the federal securities laws, and to contribute to payments that Morgan Stanley may be required to make in respect thereof. In the ordinary course of business, Morgan Stanley is engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. In the ordinary course of its trading and brokerage activities, Morgan Stanley and certain of its affiliates may from time to time hold positions of McDonald's common stock or Chipotle class A common stock or, after the completion of the exchange offer, Chipotle class B common stock in their respective proprietary accounts or those of their customers, and to the extent they hold shares of McDonald's common stock in these accounts at the time of the exchange offer, Morgan Stanley or certain of its respective affiliates may tender these shares, although it will not receive any fees in connection with those tenders.

        McDonald's has retained Georgeson Inc. to act as the information agent and Computershare Trust Company, N.A. to act as the exchange agent in connection with the exchange offer. The information agent may contact holders of shares of McDonald's common stock by mail, e-mail, telephone, facsimile transmission and personal interviews and may request brokers, dealers, commercial banks, trust companies and similar institutions and other nominee shareholders to forward materials relating to the exchange offer to beneficial owners. The information agent and the exchange agent each will receive reasonable compensation for their respective services, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against liabilities in connection with their services, including liabilities under the federal securities laws.

        Neither the information agent nor the exchange agent has been retained to make solicitations or recommendations. The fees they receive will not be based on the number of shares of McDonald's common stock tendered under the exchange offer; however, the exchange agent will be compensated in part on the basis of the number of letters of transmittal received.

        McDonald's will pay each soliciting dealer a solicitation fee of $0.10 per share, up to a maximum of 1,000 shares per tendering shareholder, for each share of McDonald's common stock tendered and accepted for exchange pursuant to the exchange offer if that soliciting dealer has affirmatively solicited and obtained such tender, except that no solicitation fee shall be payable (i) in connection with a tender of

McDonald's common stock by a shareholder (A) tendering more than 5,000 shares or (B) tendering from a country outside of the United States; or (ii) to Morgan Stanley as dealer manager. "Soliciting dealer" includes (i) any broker or dealer in securities which is a member of any national securities exchange in the United States or of the NASD, Inc.; or (ii) any bank or trust company located in the United States. In order for a soliciting dealer to receive a solicitation fee with respect to the tender of shares of McDonald's common stock, the exchange agent must have received either (i) a properly completed and duly executed letter of transmittal; or (ii) an agent's message, depending on whether the shares are held in certificated form or by a broker, dealer, commercial bank, trust company or similar institution or in book-entry form. Soliciting dealers are not entitled to a solicitation fee with respect to shares of McDonald's stock beneficially owned by such soliciting dealer or with respect to any shares that are registered in the name of a soliciting dealer unless the shares are held by such soliciting dealer as nominee and are tendered for the benefit of the beneficial holders of such shares.

        Soliciting dealers should take care to ensure that proper records are kept to document their entitlement to any solicitation fee. McDonald's and the exchange agent reserve the right to require additional information at their discretion, as deemed warranted.

        McDonald's, in its sole discretion, will determine all questions as to the validity, form and eligibility (including time of receipt) of all notices of solicited tenders (on the form attached to the letter to brokers filed as an exhibit to the registration statement of which this Prospectus–Offer to Exchange forms a part), which determination will be final and binding. Neither the exchange agent nor any other person will be under any duty to notify a soliciting dealer of any defects or irregularities in any notice of solicited tenders, nor will any of them incur any liability for failure to give such notification. If a notice of solicited tenders is not received by the exchange agent within three New York Stock Exchange trading days after the expiration of the exchange offer, no solicitation fee will be paid to such soliciting dealer. No soliciting fee shall be payable to a soliciting dealer if such soliciting dealer is required for any reason to transfer the amount of the fee to a tendering holder (other than itself).

        Soliciting dealers will include any of the organizations described above even if the activities of those organizations in connection with the exchange offer consist solely of forwarding to clients material relating to the exchange offer, including the Prospectus–Offer to Exchange and the related letter of transmittal, and tendering shares of McDonald's common stock as directed by beneficial owners thereof. Under no circumstances, however, will any fee be paid more than once with respect to any share of McDonald's common stock. No soliciting dealer is required to make any recommendation to holders of shares of McDonald's common stock as to whether to tender or refrain from tendering in the exchange offer. No assumption is made, in making payment to any soliciting dealer, that its activities in connection with the exchange offer included any activities other than those described above, and for all purposes noted in all materials relating to the exchange offer, the term "solicit" shall, with regard to soliciting dealers, mean no more than processing shares of McDonald's common stock tendered or forwarding to customers materials regarding the exchange offer.

        Other than fees paid to Morgan Stanley, the information agent and soliciting dealers, McDonald's will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of shares of McDonald's common stock under the exchange offer. McDonald's will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses they incurred in forwarding materials to their customers.

        No broker, dealer, commercial bank, trust company or similar institution shall be deemed to be the agent of McDonald's, Chipotle, Morgan Stanley, the information agent or the exchange agent for purposes of the exchange offer.

Legal and Other Limitations; Certain Matters Relating to Non-U.S. Jurisdictions

        Legal and Other Limitations.    This document is not an offer to sell or exchange and it is not a solicitation of an offer to buy any shares of McDonald's common stock or Chipotle class B common stock in any jurisdiction in which the offer, sale or exchange is not permitted. McDonald's is not aware of any jurisdiction, except as provided below, where the making of the exchange offer or its acceptance would not be legal. If McDonald's learns of any jurisdiction where making the exchange offer or its acceptance would not be permitted, McDonald's intends to make a good faith effort to comply with the relevant law in order to enable such offer and acceptance to be permitted. If, after such good faith effort, McDonald's cannot comply with such law, McDonald's will determine whether the exchange offer will be made to and whether tenders will be accepted from or on behalf of persons who are holders of shares of McDonald's common stock residing in the jurisdiction.

        In any jurisdiction in which the securities or blue sky laws require the exchange offer to be made by a licensed broker or dealer, the exchange offer may be made on McDonald's behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

        Certain Matters Relating to Non-U.S. Jurisdictions. Although McDonald's has mailed the Preliminary Prospectus–Offer to Exchange dated September 8, 2006 to its shareholders to the extent required by U.S. law, including to shareholders located outside the United States, this Prospectus–Offer to Exchange is not an offer to sell or exchange and it is not a solicitation of an offer to buy any shares of McDonald's common stock or Chipotle class B common stock in any jurisdiction in which such offer, sale or exchange is not permitted. Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. McDonald's has not taken any action under those non- U.S. regulations to facilitate a public offer to exchange the Chipotle class B common stock outside the United States. Therefore, the ability of any non-U.S. person to tender McDonald's common stock in the exchange offer will depend on whether there is an exemption available under the laws of such person's home country that would permit the person to participate in the exchange offer without the need for McDonald's to take any action to facilitate a public offering in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

        All tendering holders must make certain representations in the letter of transmittal, including (in the case of non-U.S. holders) as to the availability of an exemption under their home country laws that would allow them to participate without the need for McDonald's to take any action to facilitate a public offering in that country or otherwise. McDonald's will rely on those representations and, unless the exchange offer is terminated, plans to accept shares tendered by persons who properly complete the letter of transmittal and provide any other required documentation on a timely basis and as otherwise described herein.

        The restrictions set out below apply to persons in the specified countries. There may be additional restrictions that apply in other countries. Non-U.S. shareholders should consult their advisors in considering whether they may participate in the exchange offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in the Chipotle class B common stock that may apply in their home countries. McDonald's, Chipotle and the dealer manager cannot provide any assurance about whether such limitations may exist.

  Australia

        This Prospectus–Offer to Exchange does not constitute a disclosure document under Part 6D.2 of the Australian Corporations Act and has not been, and will not be, lodged with the Australian Securities and Investments Commission. No offer of securities is being made in Australia, and the distribution or receipt of this document in Australia does not constitute an offer of securities capable of acceptance by any person in Australia, except in the limited circumstances described below relying on certain exemptions in section 708 of the Australian Corporations Act. This document only constitutes an offer in Australia for exchange of shares of Chipotle class B common stock to persons who are able to demonstrate that they fall within one or more of the following categories of investors ("Exempt Investors"):

  (i)
  "professional investors" referred to in section 708(11) and as defined in section 9 of the Australian Corporations Act. For instance, this includes Australian financial services licensees, certain APRA regulated institutions, trustees of certain kinds of superannuation funds, persons who control at least $10 million, listed entities, and certain investment funds;

  (ii)
  "sophisticated investors" that meet the criteria set out in section 708(8) of the Australian Corporations Act. This includes persons who have a certificate from an accountant (issued in the last 6 months) to indicate that the person has net assets of at least A$2.5 million, or gross income for each of the last 2 years of at least A$250,000;

  (iii)
  investors who receive the offer through an Australian financial services licensee, where all of the criteria set out in section 708(10) of the Australian Corporations Act are satisfied. These criteria relate (amongst other things) to the licensee's knowledge of the investor's experience in investing in securities; or

  (iv)
  a senior manager of McDonald's (or a related body, including a subsidiary), their spouse, parent, child, brother or sister, or a body corporate controlled by any of those persons, as referred to in section 708(12) of the Australian Corporations Act. A senior manager is defined as a person (other than a director or secretary of the corporation) who makes, or participates in making, decisions that affect the whole or a substantial part of the business of the corporation; or has the capacity to affect significantly the corporation's financial standing.

        The provisions of the Australian Corporations Act that define these categories of Exempt Investors are complex, and if you are in any doubt as to whether you fall within one of these categories, you should seek appropriate professional advice regarding these provisions.

        As any offer for the exchange of shares of Chipotle class B common stock under this Prospectus–Offer to Exchange will be made without disclosure in Australia under Part 6D.2, the offer of those securities for resale in Australia within 12 months of their sale may, under section 707(5) of the Australian Corporations Act, require disclosure to investors under Part 6D.2 if none of the exemptions in section 708 apply to that resale. Accordingly, any person to whom securities are sold pursuant to this document should not, within 12 months after the sale, offer (or transfer, assign or otherwise alienate) those securities to investors in Australia except in circumstances where disclosure to investors is not required under Part 6D.2 or unless a compliant disclosure document is prepared and lodged with the Australian Securities and Investments Commission. As noted above, Chapter 6D of the Australian Corporations Act is complex, and if in any doubt as to the application or effect of this legislation, you should confer with your professional advisors.

        This document is intended to provide general information only and has been prepared by McDonald's without taking into account any particular person's objectives, financial situation or needs. Recipients should, before acting on this information, consider the appropriateness of this information having regard to their personal objectives, financial situation or needs. Recipients should review and consider the contents of this document and obtain financial advice (or other appropriate professional advice) specific to their situation before making any decision to accept the transfer of the securities.

  Canada

        The exchange offer is not being made directly or indirectly in, nor is the exchange offer capable of acceptance from, Canada or by use of the mails, or any means or instrumentality of Canada and cannot be accepted by any such use, means or instrumentality or otherwise from within Canada. Copies of the

Prospectus–Offer to Exchange and any related offering documents are being mailed to holders of McDonald's common stock with registered addresses in Canada for information purposes only.

        No prospectus or other filing in relation to the exchange offer or the Chipotle class B common stock to be exchanged pursuant thereto has been filed with any securities regulatory authority in Canada. Accordingly, the exchange offer may not be made in, and no Chipotle class B common stock to be exchanged pursuant to the exchange offer may be offered, sold, re-sold or delivered, directly or indirectly, in or into Canada in the absence of a prospectus or an exemption from the prospectus requirements of the applicable securities legislation in Canada.

  European Economic Area

        In relation to each Relevant Member State, no offer to the public of any shares of Chipotle class B common stock as contemplated by this document may be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any such shares of Chipotle class B common stock may be made at any time under the following exemptions under the Prospectus Directive, to the extent those exemptions have been implemented in that Relevant Member State:

(a)
to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)
to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)
by any managers to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the dealer manager for any such offer; or

(d)
in any other circumstances falling within Article 3(2) of the Prospectus Directive,

        provided that no such offer of such shares of Chipotle class B common stock shall result in a requirement for the publication by McDonald's or any manager of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" in relation to any shares of Chipotle class B common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of Chipotle class B common stock to be offered so as to enable an investor to decide to exchange for any shares of Chipotle class B common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        This Prospectus–Offer to Exchange has been prepared on the basis that all offers of such shares of Chipotle class B common stock will be made pursuant to an exemption under the Prospectus Directive, as implemented in member states of the EEA, from the requirement to produce a prospectus for offers of such shares of Chipotle class B common stock. Accordingly any person making or intending to make any offer within the EEA of shares of Chipotle class B common stock which are the subject of the placement contemplated in this document should only do so in circumstances in which no obligation arises for McDonald's or any dealer manager to produce a prospectus for such offer. Neither McDonald's nor any dealer manager have authorized, nor do they authorize, the making of any offer of such shares of Chipotle class B common stock through any financial intermediary, other than offers made by the dealer manager which constitute the final placement of such shares of Chipotle class B common stock contemplated in this document.

        Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares of Chipotle class B common stock under, the offer contemplated in this document will be deemed to have represented, warranted and agreed to and with the dealer manager and McDonald's that in the case of any shares of Chipotle class B common stock acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares of Chipotle class B common stock acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the dealer manager has been given to the offer or resale; or (ii) where shares of Chipotle class B common stock have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares of Chipotle class B common stock to it is not treated under the Prospectus Directive as having been made to such persons.

  Japan

        The exchange offer is not being made directly or indirectly in, nor is the exchange offer capable of acceptance from, Japan. Copies of the Prospectus–Offer to Exchange and any related offering documents are being mailed to holders of McDonald's common stock with registered addresses in Japan for information purposes only.

  United Kingdom

        This Prospectus–Offer to Exchange is only being distributed to and directed at (i) persons outside the United Kingdom, (ii) investment professionals falling within Article 19(5) of the Order or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons, "relevant persons"). Shares of Chipotle class B common stock are only available to, and any invitation, offer or agreement to subscribe or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

SPIN-OFF OF CHIPOTLE CLASS B COMMON STOCK

        McDonald's will distribute in a spin-off to its shareholders, on a pro rata basis, all of its remaining shares (if any) of Chipotle class B common stock promptly following the completion of the exchange offer. The spin-off will be a special dividend distribution with respect to McDonald's common stock, and the record date for holders to receive shares in any spin-off will be set promptly following the expiration of the exchange offer.

        Fractional shares will not be distributed in any spin-off. The exchange agent, acting in its ongoing capacity as transfer agent for the McDonald's shareholders otherwise entitled to receive a fractional share of Chipotle class B common stock, will aggregate all fractional shares that would have otherwise been required to be distributed and cause them to be sold in the open market for the accounts of these shareholders. The proceeds that the exchange agent may realize from the sale of the fractional shares will be distributed, less any brokerage commissions or other fees, to each shareholder entitled thereto in accordance with the shareholder's fractional interest in the aggregate number of shares sold. None of McDonald's, Chipotle, the exchange agent or the dealer manager will guarantee any minimum proceeds from the sale of fractional shares of Chipotle class B common stock, and no interest will be paid on these proceeds. Generally, a shareholder who receives cash in lieu of a fractional share of Chipotle class B common stock will recognize gain or loss for U.S. federal income tax purposes on the receipt of the cash to the extent that the cash received exceeds the tax basis allocated to the fractional share. You are urged to read carefully the discussion in "U.S. Federal Income Tax Consequences" and to consult your own tax advisor regarding the consequences to you of any spin-off.

MARKET PRICES AND DIVIDEND INFORMATION

Shares of McDonald's Common Stock and Dividends

        The following table describes the per share range of high and low sales prices for shares of McDonald's common stock for the quarterly periods indicated, as reported by the New York Stock Exchange. Shares of McDonald's common stock are listed on the New York Stock Exchange under the symbol "MCD."

	McDonald's Common Stock
	High	Low
2004
First Quarter	$29.98	$24.54
Second Quarter	29.43	25.05
Third Quarter	28.25	25.64
Fourth Quarter	32.96	27.31
2005
First Quarter	$34.56	$30.81
Second Quarter	31.91	27.74
Third Quarter	35.03	27.36
Fourth Quarter	35.69	31.48
2006
First Quarter	$36.75	$33.20
Second Quarter	35.99	31.73
Third Quarter (through September 28, 2006)	40.06	32.75

        As of August 31, 2006, there were approximately 253,506 shareholders of record of shares of McDonald's common stock.

        On September 7, 2006, the last New York Stock Exchange trading day before the initial filing of the registration statement of which this Prospectus–Offer to Exchange forms a part, the closing sales price per share of McDonald's common stock as reported by the New York Stock Exchange was $36.52. On September 28, 2006, the closing sales price per share of McDonald's common stock as reported by the New York Stock Exchange was $39.59.

        The market prices of McDonald's common stock are subject to fluctuation. The exchange ratio will be set in part based on the market price of McDonald's common stock. As a result, you should obtain current market quotations for the shares of McDonald's common stock before deciding to tender your shares of McDonald's common stock. No one can assure you what the market price of shares of McDonald's common stock will be before, on or after the date on which the exchange offer is completed.

        McDonald's has paid dividends on its common stock for the past 30 consecutive years through 2005 and has increased the dividend amount at least once every year. On September 27, 2006, McDonald's announced an increase in its annual dividend to $1.00 per share, payable on December 1, 2006 to shareholders of record as of November 15, 2006. As in the past, further dividends will be considered after reviewing dividend yields, profitability expectations and financing needs and will be declared at the discretion of McDonald's board of directors.

Shares of Chipotle Class A and Class B Common Stock and Dividends

        The following table describes the per share range of high and low sales prices for shares of Chipotle class A common stock for the quarterly periods indicated, as reported by the New York Stock Exchange. Shares of Chipotle class A common stock commenced trading on the New York Stock Exchange on January 26, 2006 under the symbol "CMG."

	Chipotle Class A Common Stock
	High	Low
2006
First Quarter (from January 26, 2006)	$56.75	$39.51
Second Quarter	67.77	48.30
Third Quarter (through September 28, 2006)	61.25	47.37

        There has been no historical trading market for the shares of Chipotle class B common stock. The Chipotle class B common stock has been approved for listing on the New York Stock Exchange, under the symbol "CMG.B."

        As of June 30, 2006, there were approximately 219 holders of record of shares of Chipotle class A common stock and approximately 38 holders of record of shares of Chipotle class B common stock. Immediately before the commencement of the exchange offer, McDonald's owned 16,539,967 of the outstanding shares of Chipotle class B common stock (representing approximately 82.2% of the voting interest and 50.8% of the economic interest in Chipotle as of such date).

        On September 7, 2006, the last New York Stock Exchange trading day prior to the initial filing of the registration statement of which this Prospectus–Offer to Exchange forms a part, the closing sales price per share of Chipotle class A common stock as reported by the New York Stock Exchange was $49.85. On September 28, 2006, the closing sales price per share of Chipotle class A common stock as reported by the New York Stock Exchange was $49.60.

        The market price of Chipotle class A common stock is subject to fluctuation. The exchange ratio will be set in part based on the market price of Chipotle class A common stock. As a result, you should obtain current market quotations for the shares of Chipotle class A common stock before deciding to tender your shares of McDonald's common stock. No one can assure you what the market price of shares of Chipotle class A common stock will be before, on or after the date on which the exchange offer is completed. There is no historical trading market for the Chipotle class B common stock and neither McDonald's nor Chipotle can predict whether there will be any disparity in the trading prices for the two classes of stock once both are listed on the New York Stock Exchange. However, as a result of the greater voting rights of the Chipotle class B common stock and the number of outstanding shares of Chipotle class B common stock as compared to the Chipotle class A common stock, the Chipotle class B common stock may trade at a premium to the Chipotle class A common stock.

        Chipotle did not pay any cash dividends on its common stock in 2004, 2005 or 2006 and does not anticipate paying any cash dividends on its common stock in the foreseeable future.

CAPITALIZATION OF McDONALD'S AND CHIPOTLE

        The following tables set forth the cash and cash equivalents and the consolidated capitalization of McDonald's and Chipotle as of June 30, 2006. These tables should be read in conjunction with "Summary—Selected Historical Financial Data of McDonald's and Chipotle," "Management's Discussion and Analysis of Financial Condition and Results of Operations of Chipotle," the consolidated financial statements of Chipotle and related notes set forth in this Prospectus—Offer to Exchange and "Management's Discussion and Analysis of Financial Condition and Results of Operations" set forth in McDonald's Annual Report on Form 10-K for the year ended December 31, 2005 and in McDonald's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006 and the consolidated financial statements of McDonald's and related notes set forth in McDonald's Annual Report on Form 10-K for the year ended December 31, 2005, incorporated by reference herein.

McDonald's

June 30, 2006
(unaudited)
(in millions, except share amounts)
Cash and cash equivalents	$3,290.4

Total debt (including current maturities of long-term debt)	$9,506.5
Shareholders' equity:
Common stock, $.01 par value; authorized—3.5 billion shares; issued—1.660.6 million shares	16.6
Preferred stock, no par value; authorized—165.0 million shares; issued—none	—
Additional paid-in capital	3,089.3
Unearned ESOP compensation	(73.4)
Accumulated other comprehensive income (loss)	(366.2)
Retained earnings	24,976.1
Common stock in treasury, at cost; 434.3 million shares	(12,003.7)

Total shareholders' equity	15,638.7

Total capitalization	$25,145.2

Chipotle

June 30, 2006
(unaudited)
(in millions, except share amounts)
Cash and cash equivalents	$142.0

Total debt	$3.5
Shareholders' equity
Class A common stock, $0.01 par value; 200,000,000 shares authorized, 13,822,815 shares issued and outstanding(1)	0.1
Class B common stock, $0.01 par value; 30,000,000 shares authorized, 18,648,858 shares issued and outstanding(2)	0.2
Paid-in capital	466.6
Tax receivable—McDonald's	(17.6)
Accumulated other comprehensive income	—
Accumulated deficit	(19.7)

Total shareholders' equity	429.6

Total capitalization	$433.1

(1)
Excludes 1,039,736 shares of class A common stock issuable on the exercise of outstanding stock options and 1,080,974 shares of class A common stock reserved for future issuance under the Chipotle 2006 Stock Incentive Plan.

(2)
Excludes 102,222 shares of outstanding non-vested class B common stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF CHIPOTLE

        The following discussion should be read together with "Summary—Chipotle Selected Historical Financial Data" and Chipotle's consolidated financial statements and related notes included elsewhere in this Prospectus–Offer to Exchange. The discussion contains forward-looking statements involving risks, uncertainties and assumptions that could cause Chipotle's results to differ materially from expectations. Factors that might cause such differences include those described under "Risk Factors," "Cautionary Statement Concerning Forward-Looking Statements" and elsewhere in this Prospectus–Offer to Exchange. Chipotle claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 for all forward-looking statements.

Overview

How Chipotle Makes Money: Restaurant Sales

        Chipotle operates fast-casual, fresh Mexican food restaurants in 23 states throughout the United States and in the District of Columbia. As of June 30, 2006, it operated 510 restaurants and had eight restaurants operated by franchisees. Chipotle generates revenue primarily through restaurant sales, which represent sales of food and drinks in restaurants operated by Chipotle. Its total revenue was $392.0 million for the six months ended June 30, 2006, a 35.3% increase from the same period in 2005. Its total revenue was $627.7 million for the full year of 2005, a 33.3% increase from 2004 and a 98.9% increase from 2003. Increased revenue resulted primarily from the 289 new restaurant openings from January 1, 2003 to June 30, 2006 and higher average restaurant sales. Several factors affect Chipotle's restaurant sales in any period, including mainly the number of restaurants in operation and average restaurant sales.

        New restaurants in existing and new markets have contributed substantially to Chipotle's restaurant sales growth in the last three years. It opened 76, 104 and 80 restaurants in 2003, 2004 and 2005, respectively, and 29 through the second quarter of 2006. Chipotle intends to open a total of 80 to 90 restaurants in 2006, including the 29 opened through the end of the second quarter, primarily in existing markets, although it does expect to enter several new markets in 2006. Chipotle also expects to open a similar or slightly higher number of new restaurants in 2007. Chipotle categorizes its restaurants as either end-caps (at the end of a line of stores), in-lines (in a line of stores), free-standing or urban. In 2005, Chipotle spent, on average, about $910,000 in development and construction costs per restaurant, with end-caps costing about $730,000, in-lines costing about $765,000, free-standing costing about $1.2 million and urban costing about $1.3 million (in each case, reduced for landlord reimbursements received and excluding rent expense incurred during the construction period). Pre-opening cash rent expenses averaged approximately $18,000 per restaurant opening during 2005 (excluding straight-line rent during construction).

        Average restaurant sales were $1.274 million in 2003, $1.361 million in 2004, $1.440 million in 2005 and $1.545 million for the trailing 12 month period ending June 30, 2006. There are two main factors increasing Chipotle's average restaurant sales: comparable restaurant sales increases and increases in new restaurant opening sales. Comparable restaurant sales include company-owned restaurants only and represent the change in period-over-period sales for the comparable restaurant base. A restaurant becomes comparable in its 13th full month of operations. Chipotle believes both of these have been impacted by the growing appeal of its core menu items, increasing consumer awareness and appreciation of Chipotle's food quality and focus on building customer loyalty.

        Chipotle's comparable restaurant sales increases were 24.4% in 2003, 13.3% in 2004 and 10.2% in 2005. Comparable restaurant sales increases were 16.9% for the six months ended June 30, 2006. Chipotle expects comparable restaurant sales increases for the third quarter and full year 2006 in the low double digits, with quarterly comparable restaurant sales increases declining throughout the year as sequential comparisons are more difficult. Comparable restaurant sales increases for the six months ended June 30,

2006 were due mainly to an increase in the number of customer transactions. In the third quarter of 2005, Chipotle began an initiative it calls "through put," which focuses its efforts on improving the customer service time by getting the right crew, at the right stations, at the right time, doing the right things in the right order. Chipotle thinks the crew at its best performing through put restaurants are more attentive and more engaging with customers while also serving them more quickly. Increases in new restaurant opening sales have occurred primarily because the time it takes a new restaurant's sales to ramp up has shortened as awareness of the Chipotle brand has grown.

How Chipotle Spends Money: Food, Beverage and Packaging Costs, Labor, Other Restaurant Operating Costs and Other Expenses

        Chipotle has four basic types of expense: food, beverage and packaging costs; labor; other restaurant operating costs (consisting of occupancy costs and other operating costs); and other expenses (consisting of general and administrative expenses, depreciation and amortization, pre-opening costs, and gains or losses on asset disposals). As Chipotle has grown considerably, so have these costs. Its combined food, beverage and packaging costs, labor and other restaurant operating costs have increased from $268.0 million in 2003 and $394.1 million in 2004 to $511.6 million in 2005. These expenses for the six months ended June 30, 2006 were $309.8 million, 31.3% higher than the same period in 2005. Chipotle's other expenses have also increased from $55.4 million in 2003 and $70.5 million in 2004 to $85.1 million in 2005. Other expenses through the six months ended June 30, 2006 were $53.6 million, 33.6% higher than the same period in 2005. As Chipotle continues to grow, it expects that these other expenses will also increase, but may decline as a percentage of revenue.

        Food, beverage and packaging costs are the largest component of Chipotle's expenses. Since it uses higher-quality ingredients that it purchases from carefully selected suppliers, and is increasing its use of more expensive, naturally raised and sustainably grown ingredients, Chipotle's food expenses are often higher than those of other restaurants that use a higher proportion of commodity-priced ingredients. Beef, chicken, cheese, avocados, beans, tomatoes and pork account for the most significant portion of its food, beverage and packaging costs. The prices of these ingredients are the most volatile factor of its cost structure. Chipotle expects to continue to try to absorb short-term commodity fluctuations without increasing prices, which could negatively impact margins.

        Chipotle's food, beverage and packaging costs also include freight costs, which can be higher than those of some of its competitors in part because it relies primarily on perishable ingredients rather than on processed food products. These freight costs have also been affected by higher diesel prices that have in some cases resulted in the imposition of surcharges on the delivery of commodities to its distributors, which they have generally passed on to Chipotle to the extent permitted under its arrangements with them.

        Labor costs, which include wages for restaurant managers, assistant restaurant managers and crew, bonuses, taxes, benefits and stock-based compensation, are the second-largest component of Chipotle's expenses. It generally has two shifts at most of its restaurants, which helps it better predict its restaurant payroll expenses and in return provides its employees with more stable and predictable work hours. Some of the benefits Chipotle offers to its hourly employees are uncommon, such as English and Spanish lessons, free food and the opportunity to participate in its 401(k) plan. In addition to the benefits above, it is also in the early stages of its new "Restaurateur" program which is offered to its top performing managers and provides for bonuses as a percentage of incremental sales above a threshold subject to a certain level of incremental profits being generated. This program will also provide for incentive payouts for hiring and developing other successful restaurant managers. Chipotle has also begun to implement an enhanced restaurant staffing structure focused on facilitating crew development and internal promotions. Although these programs have increased its labor costs in the short-term, Chipotle believes that they will help it in the long-term with the development and retention of managers for its restaurants.

        Other restaurant operating costs include occupancy costs and other operating costs. Occupancy costs include rent, real estate taxes, property taxes and common area maintenance charges. Other operating costs include utilities, marketing and promotional costs (including free samples), bank fees, credit and debit card processing fees, restaurant supplies, repair, maintenance and similar costs. One of the unique employee benefits included in other operating costs is its company car program, which is available to restaurant managers who have been with Chipotle for more than four years. Although this and other similarly uncommon benefits may increase its other operating costs, Chipotle believes such benefits help it to attract and keep great restaurant managers, which is important to its future success.

        Chipotle's other expenses include general and administrative expenses, depreciation and amortization, pre-opening costs and gains or losses on disposals of assets. General and administrative expenses include the corporate and administrative functions that support its restaurants, including employee wages and benefits, stock-based compensation, travel, information systems, recruiting and training costs, corporate rent, professional fees, supplies and insurance. Depreciation and amortization are periodic non-cash charges that represent the reduction in usefulness and value of a tangible asset, principally relating to capital expenditures for restaurant construction. Pre-opening expenses are expenses related to preparing to open a new restaurant, and include the costs of hiring and training the initial work force, travel and the cost of food, beverage and packaging used in connection with those activities. Beginning January 1, 2006, pre-opening costs also include rent incurred prior to the restaurant opening. Losses on disposal of assets include the costs related to restaurant closures, restaurant equipment retirements and costs to investigate potential restaurant sites that Chipotle considered but subsequently rejected.

Other Factors Affecting Chipotle's Results

  Benefit for Income Taxes

        Prior to Chipotle's initial public offering, McDonald's included Chipotle's results of operations in its consolidated federal and state income tax returns. At the consummation of Chipotle's initial public offering, it exited McDonald's consolidated tax group for federal and some state tax purposes. Chipotle will remain in McDonald's consolidated tax returns for some states until McDonald's ownership percentage decreases to below 50%. Chipotle has a tax allocation agreement with McDonald's under which McDonald's has agreed to reimburse Chipotle for McDonald's use of Chipotle's net operating losses ("NOLs") and other tax attributes. At June 30, 2006, the amount owed by McDonald's for such tax attributes totaled $17.6 million. Chipotle expects to receive payment from McDonald's for these tax attributes as it makes estimated tax payments, but no later than the first quarter of 2008.

        Due to its exit from McDonald's consolidated tax group, Chipotle eliminated the deferred tax asset related to the post-acquisition net operating loss carryforwards of $32.9 million and alternative minimum tax credits of $0.9 million through equity. As a result, it converted to a net long-term deferred tax liability position of $17.2 million as of June 30, 2006. There were no other significant changes to its deferred tax balances as a result of the tax deconsolidation.

        During the second quarter of 2005, Chipotle determined that it was more likely than not that it would realize its deferred tax assets and it reversed its valuation allowance of $20.3 million. The $20.3 million non-recurring tax benefit was offset by tax expense of $5.3 million for the six months ended June 30, 2005 at an effective tax rate of 40.1%. During the second quarter of 2006, Chipotle revised its estimated 2006 annual effective tax rate to 40.0% from 41.4% due to the utilization of excess tax benefits on stock-based compensation. In addition, Chipotle adjusted its deferred tax assets and liabilities for enacted changes in state tax laws, which resulted in a $0.2 million benefit, or a 0.5% impact on the effective tax rate, for the six months ended June 30, 2006.

  Equity Compensation Expenses

        In conjunction with its initial public offering, Chipotle made a one-time grant of an aggregate of 774,150 options to purchase shares of its Class A common stock to all of its salaried employees. Compensation expense for these options will be recognized equally over the three-year vesting period. Also during the six months ended June 30, 2006, Chipotle modified certain options of terminated employees to accelerate vesting, resulting in additional compensation expense. Total stock-based compensation expense, inclusive of stock options, stock grants and stock appreciation rights, was $3.0 million ($1.8 million, net of tax) for the six months ended June 30, 2006, and $0.9 million ($0.5 million, net of tax) for the six months ended June 30, 2005.

Certain Trends and Uncertainties

  Relationship with McDonald's

        McDonald's currently provides Chipotle with insurance and benefits services under a services agreement that became operative on the closing date of Chipotle's initial public offering. On June 30, 2006, Chipotle received notice of termination from McDonald's of the insurance and benefits services provided to it under the services agreement. The notice of termination specifies that the services will terminate effective upon McDonald's ceasing to own, directly or indirectly, shares of common stock representing more than 80% of the combined voting power of Chipotle's outstanding common stock and, accordingly, those services will terminate no later than the date of the completion of the exchange offer. McDonald's also provided certain internal audit services to Chipotle under the services agreement, which were completed in August 2006. In addition, accounting services provided to Chipotle by McDonald's under the services agreement have also been terminated by mutual agreement of the parties, effective as of July 1, 2006.

        McDonald's also provides certain information technology systems and facilities services to Chipotle under a transition services agreement. These services are expected to conclude no later than October 30, 2006, and will terminate in any event on the second anniversary of the completion of the exchange offer. Chipotle estimates the incremental costs of employee benefits, insurance and information technology services due to its separation from McDonald's to be between $1.0 million and $2.0 million in the first year.

        Chipotle's relationship with McDonald's has enabled Chipotle to obtain pricing benefits for some products and services. For example, McDonald's relationship with Coca-Cola has helped Chipotle contain its beverage costs. Chipotle also uses many of the same suppliers for its paper and packaging products. Chipotle is evaluating and pursuing alternatives to ensure that its separation from McDonald's upon completion of the exchange offer will occur without any material disruption in Chipotle's operations. Chipotle is currently negotiating with its distribution centers and beverage suppliers and cannot quantify the incremental costs, if any, of those services upon its separation from McDonald's.

        In addition to incremental costs Chipotle expects to incur on an ongoing basis following its separation from McDonald's, it also expects to incur up to $1.5 million of additional non-recurring audit, legal and printing costs in connection with the exchange offer.

  Public Company Expenses

        As a separate public company Chipotle has incurred, and will continue to incur, additional legal, accounting and other expenses that it did not incur as a majority-owned private subsidiary of McDonald's. Chipotle does not expect these additional expenses to exceed $3 million in 2006.

  Sourcing

        Chipotle's "Food with Integrity" strategy has been constrained to some extent by available supply of naturally raised ingredients. Chipotle has attempted to be thoughtful when expanding that initiative so that it does not outpace available supply. Some of its ingredients come from small farms that have facilities that must comply with Chipotle protocols for naturally raised ingredients and with federal and Chipotle standards for processing plants. These farms may face economic or other limits on their growth. Chipotle believes that consumers' increasing concern about where and how food is raised, environmental management and animal husbandry will foster demand for these foods, which will in turn attract the interest and capital investment of additional farms and suppliers. That said, it understands that it will continue to be at the forefront of this trend and must balance its interest in advancing "Food with Integrity" with its desire to provide great food at reasonable prices. If Chipotle's focus resonates with consumers, it should improve its sourcing flexibility, although it would expect that these kinds of ingredients and other raw materials will remain more expensive than commodity-priced equivalents for some time to come.

How Chipotle Did: Results of Operations

        As its business grows, and it opens more restaurants and hires more people, Chipotle's food, beverage, packaging costs, labor, occupancy and other restaurant operating costs increase. Its operating results for 2005, 2004 and 2003 and the six months ended June 30, 2006 and 2005 are expressed as a percentage of total revenue below:

	Year Ended December 31,			Six Months Ended June 30,
	2005	2004	2003	2006	2005
Restaurant sales	99.6%	99.5%	99.5%	99.7%	99.6%
Franchise royalties and fees	0.4	0.5	0.5	0.3	0.4

Total revenue	100.0	100.0	100.0	100.0	100.0
Food, beverage and packaging costs	32.2	32.7	33.3	31.3	32.3
Labor costs	28.5	29.6	29.8	28.0	28.7
Occupancy costs	7.6	7.7	8.1	7.2	7.7
Other operating costs	13.2	13.7	13.8	12.5	12.7
General and administrative expenses	8.3	9.5	10.8	8.4	8.6
Depreciation and amortization	4.5	4.6	4.8	4.2	4.6
Pre-opening costs	0.3	0.5	0.5	0.7	0.3
Loss on disposal of assets	0.5	0.4	1.4	0.4	0.4

Total costs and expenses	95.1	98.7	102.5	92.7	95.3
Income (loss) from operations	4.9	1.3	(2.5)	7.3	4.7
Interest income	—	—	0.1	0.7	—
Interest expense	(0.1)	—	—	—	(0.1)

Income (loss) before income taxes	4.8	1.3	(2.4)	7.9	4.6
Benefit (provision) for income taxes	1.2	—	—	(3.1)	5.2

Net income (loss)	6.0%	1.3%	(2.4)%	4.8%	9.8%

  Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005

        The table below presents Chipotle's operating results for the six months ended June 30, 2006 and 2005 and the related period-to-period changes:

	Six Months Ended June 30,
			Increase/ (Decrease)	% Increase/ (Decrease)
	2006	2005
	(in millions, except percentages)
Restaurant sales	$390.6	$288.6	$102.0	35.3%
Food, beverage and packaging costs	122.6	93.5	29.1	31.2
Labor costs	109.9	83.2	26.7	32.1
Occupancy costs	28.2	22.4	5.8	26.0
Other operating costs	49.1	36.8	12.3	33.5
General and administrative expenses	32.9	24.9	8.0	31.9
Depreciation and amortization	16.3	13.2	3.1	23.7
Pre-opening costs	2.6	0.9	1.7	*
Loss on disposal of assets	1.7	1.1	0.6	55.8
Net interest income (expense)	2.5	(0.4)	2.9	*
Benefit (provision) for income taxes	(12.3)	15.0	(27.3)	*

*
not meaningful

        Restaurant Sales.    Of the $102.0 million increase in restaurant sales, $48.5 million was due to an increase in comparable restaurant sales, $44.7 million resulted from company-operated restaurants opened in 2005 that were not yet comparable and $8.8 million was due to 29 company-operated restaurants opened in the six months ended June 30, 2006. Average restaurant sales for the trailing 12-month period ended June 30, 2006 increased 11.6% to $1.545 million from $1.384 million for the trailing 12-month period ended June 30, 2005, driven primarily by comparable restaurant sales growth of 16.9%, which reflected increasing nationwide awareness of Chipotle's brand and Chipotle's focus on improving service time. A substantial majority of the comparable restaurant sales growth was due to an increase in the number of transactions, and the remainder was driven primarily by menu price increases related to the addition of naturally raised beef or chicken in certain markets.

        Food, Beverage and Packaging Costs.    As a percentage of total revenue, food, beverage and packaging costs decreased due primarily to favorable commodity prices, primarily avocados, and menu price increases in selected markets which were partially offset by higher costs resulting from the introduction of naturally raised beef or chicken.

        Labor Costs.    Labor costs as a percentage of revenue decreased primarily due to improved employee efficiency resulting from an increase in the number of transactions which did not require a corresponding increase in staff.

        Occupancy Costs.    As a percentage of total revenue, occupancy costs decreased due to higher average restaurant sales on a partially fixed-cost base. The decrease was partially offset by inflationary pressures on rents and the opening of restaurants in more expensive locations such as New York City and the San Francisco Bay Area.

        Other Operating Costs.    Other operating costs as a percentage of total revenue decreased primarily due to the effect of higher average restaurant sales on a partially fixed-cost base, which were partially offset by higher marketing expenditures to date in 2006 than 2005.

        General and Administrative Expenses.    The increase in general and administrative expenses primarily resulted from hiring more employees as Chipotle grew, increases in severance costs and stock-based compensation expense, costs incurred for the secondary offering by certain shareholders and adding new positions in order to operate as a public company. Severance costs include the modification of certain options for terminated employees resulting in $1.1 million of additional stock-based compensation expense. Stock-based compensation expense increased as a result of a one-time broad-based stock option grant at the time of Chipotle's initial public offering of its Class A common stock. As a percentage of total revenue, general and administrative expenses decreased due primarily to the effect of higher average restaurant sales on a partially fixed-cost base.

        Depreciation and Amortization.    Depreciation and amortization increased primarily due to restaurants opened in 2006 and in 2005. As a percentage of total revenue, depreciation and amortization decreased primarily due to higher average restaurant sales.

        Pre-Opening Costs.    Pre-opening costs increased principally because of the change in accounting principle required by the Financial Accounting Standards Board ("FASB") Staff Position 13-1 ("FSP 13-1"). FSP 13-1 requires rental costs associated with ground or building operating leases incurred during a construction period to be recognized as expense in reporting periods beginning after December 15, 2005. Accordingly, Chipotle recognized additional pre-opening expense of $1.7 million in the six months ended June 30, 2006 under this principle. Had FSP 13-1 been effective in 2005, Chipotle would have recognized additional pre-opening costs of approximately $1.8 million in the six months ended June 30, 2005.

        Loss on Disposal of Assets.    The increase in loss on disposal of assets was largely due to write offs of equipment as a result of maintenance and system upgrades and to the impairment of a restaurant to be relocated in 2007 at the landlord's request.

        Net Interest Income.    The increase in interest income (net of interest expense) resulted from investing the net proceeds from Chipotle's initial public offering in short-term investments with maturities of three months or less during 2006.

        Benefit (Provision) for Income Taxes.    During the second quarter of 2005, Chipotle determined that it was more likely than not that it would realize its deferred tax assets and it reversed its valuation allowance of $20.3 million. The $20.3 million non-recurring tax benefit was offset by tax expense of $5.3 million for the six months ended June 30, 2005 at an effective tax rate of 40.1%. During the second quarter of 2006, Chipotle revised its estimated 2006 annual effective tax rate to 40.0% from 41.4% due to utilization of excess tax benefits on stock-based compensation. In addition, it adjusted its deferred tax assets and liabilities for enacted changes in state tax laws, which resulted in a $0.2 million benefit, or a 0.5% impact on the effective tax rate, for the six months ended June 30, 2006.

  Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

        The table below presents Chipotle's operating results for the years ended December 31, 2005 and 2004 and the related year-to-year changes:

	Year Ended December 31,
			Increase/ (Decrease)	% Increase/ (Decrease)
	2005	2004
	(in millions, except percentages)
Restaurant sales	$625.1	$468.6	$156.5	33.4%
Food, beverage and packaging costs	202.3	154.1	48.1	31.2
Labor costs	178.7	139.5	39.2	28.1
Occupancy costs	47.6	36.2	11.4	31.6
Other operating costs	83.0	64.3	18.7	29.1
General and administrative expenses	52.0	44.8	7.1	15.9
Depreciation and amortization	28.0	21.8	6.2	28.5
Pre-opening costs	2.0	2.2	(0.2)	(10.1)
Loss on disposal of assets	3.1	1.7	1.4	85.9
Net interest expense	0.8	—	0.8	*
Benefit for income taxes	7.5	—	7.5	*

*
not meaningful

        Restaurant Sales.    Of the $156.5 million increase in restaurant sales, $61.8 million resulted from 103 company-operated restaurants opened in 2004, $47.4 million was due to an increase in comparable restaurant sales, and $47.3 million was due to 80 company-operated restaurants opened in 2005. Average restaurant sales for the trailing 12-month period ended December 31, 2005 increased 5.8% to $1.440 million from $1.361 million for the trailing 12-month period ended December 31, 2004, driven primarily by comparable restaurant sales growth of 10.2% that reflected increasing nationwide awareness of Chipotle's brand, which also enabled new restaurants to open with higher average sales. A substantial majority of the comparable restaurant sales growth was due to an increase in the number of transactions, and the remainder was driven primarily by menu price increases in certain markets.

        Food, Beverage and Packaging Costs.    As a percentage of total revenue, food, beverage and packaging costs decreased due primarily to a decline in raw ingredient costs and menu price increases, partially offset by increased fuel costs.

        Labor Costs.    Labor costs as a percentage of revenue decreased largely due to improved employee efficiency resulting from an increase in the number of transactions, which did not require a corresponding increase in staff, and a gradual improvement over time in staffing Chipotle's restaurants with the most appropriate number of crew members for each restaurant.

        Occupancy Costs.    As a percentage of total revenue, occupancy costs decreased due to higher average restaurant sales on a partially fixed-cost base. The decrease was partially offset by inflationary pressures on rents and the opening of restaurants in more expensive locations such as New York City.

        Other Operating Costs.    Other operating costs as a percentage of total revenue declined primarily due to the effect of higher average restaurant sales on a partially fixed-cost base and improvements in restaurant operations over time.

        General and Administrative Expenses.    The increase in general and administrative expenses primarily resulted from hiring more employees as Chipotle grew and stock-based compensation expense resulting from a stock grant and the adoption of SFAS 123(R). The increase in expense was offset by the $4.0 million charge in 2004 to establish a reserve related to potential credit card liabilities. As a percentage of total revenue, these expenses decreased due primarily to the effect of higher average restaurant sales on a partially fixed-cost base.

        Depreciation and Amortization.    Depreciation and amortization increased primarily due to restaurants opened in 2005 and in late 2004. As a percentage of total revenue, depreciation and amortization remained relatively consistent at 4.5% in 2005 and 4.6% in 2004.

        Pre-Opening Costs.    Pre-opening costs decreased principally because there were fewer restaurant openings in 2005 than in 2004.

        In October 2005, FASB issued FSP 13-1, which requires rental costs associated with ground or building operating leases incurred during a construction period to be recognized as expense. FSP 13-1 applies to reporting periods beginning after December 15, 2005. Retroactive application is permitted, but not required. Had FSP 13-1 been effective in 2005, Chipotle would have recognized additional pre-opening costs of approximately $4.2 million. It expects pre-opening costs to increase as it begins to recognize this expense in 2006.

        Loss on Disposal of Assets.    The increase in loss on disposal of assets was largely due to additional write-offs associated with investigating potential restaurant sites that Chipotle considered but subsequently rejected, as well as write-offs of obsolete equipment as a result of software upgrades.

        Net Interest Expense.    The increase in interest expense (net of interest income) was due to higher average borrowings from McDonald's in 2005 than in the comparable 2004 period, as McDonald's did not make any equity contributions in 2005.

        Benefit for Income Taxes.    During 2005, Chipotle determined that it was more likely than not that it would realize its deferred tax assets and it reversed its valuation allowance of $20.3 million. The benefit from the reduction of the valuation allowance was partially offset by Chipotle's current tax expense of $12.8 million, which resulted in the realization of a net tax benefit of $7.5 million. The $20.3 million tax benefit was a one-time tax benefit and Chipotle expects to incur tax expense prospectively.

  Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

        The table below presents Chipotle's operating results for the years ended December 31, 2004 and 2003 and the related year-to-year changes:

	Year Ended December 31,
			Increase/ (Decrease)	% Increase/ (Decrease)
	2004	2003
	(in millions, except percentages)
Restaurant sales	$468.6	$314.0	$154.6	49.2%
Food, beverage and packaging costs	154.1	104.9	49.2	46.9
Labor costs	139.5	94.0	45.5	48.4
Occupancy costs	36.2	25.6	10.6	41.5
Other operating costs	64.3	43.5	20.8	47.7
General and administrative expenses	44.8	34.2	10.6	31.1
Depreciation and amortization	21.8	15.1	6.7	44.5
Pre-opening costs	2.2	1.6	0.6	34.4
Loss on disposal of assets	1.7	4.5	(2.8)	(62.7)
Net interest income	—	0.2	(0.2)	*

*
not meaningful

        Restaurant Sales.    Of the $154.6 million increase in restaurant sales, $62.8 million resulted from sales by 103 company-operated restaurants opened in 2004, $50.1 million resulted from additional sales in 2004 by 74 company-operated restaurants opened in 2003 and $41.7 million was due to comparable restaurant sales increases. A substantial majority of the comparable restaurant sales growth was due to an increase in the number of transactions and the remainder was driven primarily by menu price increases in certain markets. Average restaurant sales for 2004 increased 6.8% to $1.361 million from $1.274 million for 2003, driven primarily by comparable restaurant sales growth of 13.3% that reflected increasing nationwide awareness of Chipotle's brand, which also enabled new restaurants to open with higher average restaurant sales.

        Food, Beverage and Packaging Costs.    As a percentage of total revenue, food, beverage and packaging costs decreased largely driven by a menu price increase that was partially offset by higher chicken, beef, cheese and tomato costs.

        Labor Costs.    Labor costs as a percentage of total revenue decreased largely due to improved employee efficiency resulting from an increase in average restaurant sales, which did not require a corresponding increase in staff.

        Occupancy Costs.    As a percentage of total revenue, occupancy costs decreased primarily as a result of the effect of higher average restaurant sales on a largely fixed-cost base.

        Other Operating Costs.    Other operating costs as a percentage of restaurant sales declined primarily due to the effect of higher average restaurant sales on a partially fixed-cost base.

        General and Administrative Expenses.    The $10.6 million increase in general and administrative expenses primarily resulted from a $4.0 million charge to establish a reserve related to potential credit card liabilities and hiring more employees as Chipotle grew. As a percentage of total revenue, these expenses decreased as a result of its ability to further leverage its existing corporate infrastructure over more restaurants.

        Depreciation and Amortization.    Depreciation and amortization increased primarily due to new restaurants openings. As a percentage of total revenue, depreciation and amortization decreased primarily due to the effect of higher average restaurant sales on a largely fixed-cost base.

        Pre-Opening Costs.    The increase in pre-opening costs was principally due to the opening of 103 company-operated restaurants in 2004, an increase of 29 company-operated restaurant openings from 2003.

        Loss on Disposal of Assets.    The decrease in loss on disposal of assets was largely due to a $2.0 million write-off associated with the closing of three restaurants in 2003.

        Net Interest Income.    The decrease in interest income (net of interest expense) was due to reduced earnings on average excess cash deposits in 2004 as compared to 2003.

Quarterly Financial Data/Seasonality

        The following table presents consolidated statements of operations data for each of the ten quarters in the period ended June 30, 2006. The operating results for any quarter are not necessarily indicative of the results for any subsequent quarter.

	2006 Quarters Ended
	Mar. 31	June 30
	(dollars in millions)
Revenue	$187.0	$204.9
Operating income	$12.7	$15.9
Net income	$8.0	$10.8
Number of restaurants opened in quarter	15	14
Comparable restaurant sales growth	19.7%	14.5%
	2005 Quarters Ended
	Mar. 31	June 30	Sept. 30	Dec. 31
	(dollars in millions)
Revenue	$133.43	$156.3	$164.7	$173.3
Operating income	$4.4	$9.3	$9.5	$7.7
Net income	$2.6	$25.7	$5.1	$4.3
Number of restaurants opened in quarter	18	17	17	28
Comparable restaurant sales growth	4.1%	9.6%	11.5%	14.3%
	2004 Quarters Ended
	Mar. 31	June 30	Sept. 30	Dec. 31
	(dollars in millions)
Revenue	$101.4	$117.2	$124.6	$127.5
Operating income (loss)	$0.7	$4.9	$4.2	$(3.8)
Net income (loss)	$0.5	$5.0	$4.3	$(3.7)
Number of restaurants opened in quarter	29	26	21	28
Comparable restaurant sales growth	23.2%	13.2%	8.9%	10.4%

        Seasonal factors cause Chipotle's profitability to fluctuate from quarter to quarter. Historically, its average restaurant sales are lower in the first and fourth quarters due, in part, to the holiday season and because fewer people eat out during periods of inclement weather (the winter months) than during periods of mild or warm weather (the spring, summer and fall months). Other factors also have a seasonal effect on Chipotle's results. For example, restaurants located near colleges and universities generally do more business during the academic year. The number of trading days can also affect its results. For example, 2004 was a leap year, which contributed about three percentage points of the increase in Chipotle's restaurant sales in February of that year. Overall, on a year-to-year basis, changes in trading days do not have a significant impact on its results.

        Chipotle's quarterly results are also affected by other factors such as the number of new restaurants opened in a quarter and unanticipated events. New restaurants have lower margins immediately following opening as a result of the expenses associated with opening new restaurants and their operating inefficiencies in the months immediately following opening. Because Chipotle tends to open more new restaurants later in the fiscal year, its fourth quarter net income may be lower than in other quarters. In addition, unanticipated events also impact its results. For example, in the second quarter of 2005, Chipotle determined that it was more likely than not that it would realize its deferred tax assets and it reversed its valuation allowance of $20.3 million, resulting in a net tax benefit of $16.7 million in that quarter. In the fourth quarter of 2004, Chipotle recorded charges of $4.0 million to establish a reserve for claims seeking reimbursement for purportedly fraudulent credit and debit card charges and for the cost of replacing cards and monitoring expenses and fees, which reduced its operating income. Accordingly, results for a particular quarter are not necessarily indicative of results to be expected for any other quarter or for any year.

Liquidity and Capital Resources

        Chipotle's primary liquidity and capital requirements are for new restaurant construction, working capital and general corporate needs. Prior to its initial public offering, it financed these requirements primarily through equity sales to McDonald's and others as well as through cash flow from operations. Upon the closing of its initial public offering in January 2006, Chipotle received net proceeds from the offering of approximately $120.9 million. It plans to use the net proceeds to provide additional long-term capital to support the growth of its business (primarily through opening restaurants), to continue to maintain its existing restaurants and for general corporate purposes. As of June 30, 2006, Chipotle had $142.0 million in cash and cash equivalents.

        Chipotle has also historically obtained short-term borrowings from McDonald's from time to time under lines of credit at an interest rate equal to the U.S. prime rate plus 100 basis points. The most recent line of credit expired in June 2006 and was not renewed. Chipotle is in the process of negotiating a $10 million revolving line of credit facility for general corporate purposes.

        Chipotle has not required significant working capital because customers pay using cash or credit cards and because its operations do not require significant receivables, nor do they require significant inventories due, in part, to its use of various fresh ingredients. In addition, Chipotle generally has the right to pay for the purchase of food, beverage and supplies some time after the receipt of those items, generally within ten days, thereby reducing the need for incremental working capital to support growth.

        Operating Activities.    Net cash provided by operating activities was $45.1 million for the six months ended June 30, 2006 compared to $26.9 million for the same period in 2005. The increase was primarily attributable to a $17.7 million improvement in income before income taxes driven by higher average restaurant sales and higher restaurant margins. Net cash provided by operating activities was $77.4 million for 2005 compared to $39.7 million for 2004. The $37.8 million increase was primarily attributable to a $31.6 million improvement in net income driven by higher average restaurant sales and higher restaurant margins due to having significantly more restaurants in operation. Net cash provided by operating activities was $39.7 million for 2004 compared to $22.1 million for 2003. The $17.6 million increase in 2004 was primarily attributable to a $13.8 million improvement in net income (loss) driven primarily by higher average restaurant sales and higher restaurant margins.

        Investing Activities.    Net cash used in investing activities was $37.0 million for the six months ended June 30, 2006 compared to $38.5 million in the same period in 2005. The decrease related primarily to lower capital expenditures as Chipotle opened 29 restaurants in the first half of 2006, compared with 35 restaurants in the first half of 2005. Net cash used in investing activities was $83.0 million for 2005 compared to $95.6 million in 2004. The $12.6 million decrease related to lower capital expenditures in 2005 as Chipotle opened 80 restaurants in 2005, compared with 104 restaurants in 2004. Net cash used in investing activities was $95.6 million for 2004 compared to $86.1 million for 2003. The increase was primarily as a result of higher capital expenditures as it opened 104 restaurants in 2004 compared to 76 in 2003. Chipotle expects to incur total capital expenditures of approximately $95 million in 2006, relating primarily to the construction of new restaurants.

        Financing Activities.    Net cash provided by financing activities was $133.9 million in the six months ended June 30, 2006 compared to $17.8 million in the same period in 2005. The increase was mainly attributable to the proceeds from Chipotle's initial public offering. Net cash provided by financing activities was $5.7 million in 2005 compared to $55.9 million in 2004. The $50.3 million decrease was attributable to decreased financing requirements as a result of improvements in net cash provided by operating activities and fewer restaurant openings in 2005 as compared to 2004. Net cash provided by financing activities was $55.9 million for 2004 compared to $64.0 million for 2003. The decrease in cash provided by financing activities in 2004 was attributable to decreased financing requirements as a result of Chipotle's improvement in net cash provided by operating activities, which was partially offset by more restaurant openings in 2004.

        Liquidity and Capital Expenditures.    Chipotle plans to use the net proceeds from its initial public offering to provide additional long-term capital to support the growth of its business (primarily through opening restaurants), to continue to maintain its existing restaurants and for general corporate purposes. Chipotle does not expect McDonald's to provide it with financing in the future. However, in accordance with Chipotle's tax allocation agreement with McDonald's, McDonald's has agreed to compensate Chipotle for the NOLs or other tax attributes McDonald's used that were attributable to Chipotle's operations. Chipotle expects to receive payment for the federal and state NOLs that it has not utilized on a stand-alone basis as it makes estimated tax payments, but no later than the first quarter of 2008. As of June 30, 2006, the amount owed by McDonald's totaled $17.6 million.

Contractual Obligations

        Chipotle's contractual obligations as of December 31, 2005 were as follows:

	Payments Due by Period
	Total	1 year	2-3 years	4-5 years	After 5 years
	(in millions)
Operating leases	$778.8	$45.2	$89.3	$88.8	$555.5
Deemed landlord financing	6.8	0.3	0.6	0.6	5.3

Total contractual cash obligations	$785.6	$45.5	$89.9	$89.4	$560.8

        Chipotle is obligated under non-cancelable leases for its restaurants and administrative offices. Its leases generally have initial terms of either five to ten years with two or more five-year extensions, for end-cap and in-line restaurants, or 15 to 20 years with several five-year extensions, for free-standing restaurants. Its leases generally require it to pay a proportionate share of real estate taxes, insurance, common charges and other operating costs. Some restaurant leases provide for contingent rental payments based on sales thresholds, although Chipotle generally does not expect to pay significant contingent rent on these properties based on the thresholds in those leases. See "Risk Factors—Risks Relating to Chipotle—Chipotle is subject to all of the risks associated with leasing space subject to long-term non-cancelable leases and, with respect to the real property it owns, owning real estate." At June 30, 2006 there were no material differences in its outstanding contractual obligations.

        Chipotle may in the future repurchase franchises from its franchisees in connection with the franchisees' obligation to dispose of either their Chipotle franchise or their McDonald's franchise within 24 months after McDonald's ceases to own a majority of the outstanding common stock of Chipotle, which will occur upon the completion of the exchange offer. Chipotle is not obligated to repurchase any of these franchises.

Off-Balance Sheet Arrangements

        As of December 31, 2005 and June 30, 2006, Chipotle had no off-balance sheet arrangements or obligations.

Recent Accounting Pronouncements

        In June 2006, the Emerging Issues Task Force ("EITF") issued EITF Issue No. 06-2 Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43 Accounting for Compensated Absences ("EITF 06-2"). The EITF concluded that sabbatical leave accumulates pursuant to the criteria of Statement of Accounting Standard No. 43 Accounting for Compensated Absences ("FAS 43") and therefore the benefit should be accrued if the remaining criteria of FAS 43 are met. EITF 06-2 is effective for fiscal years after December 15, 2006. EITF 06-2 can be applied as a change in accounting principle either as a cumulative-effect adjustment to beginning retained earnings in the year of adoption or as retrospective application to all prior periods. Chipotle is assessing the impact of EITF 06-2 on its results and therefore cannot estimate the impact on its financial statements.

        In June 2006, the FASB issued FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The interpretation is effective for fiscal years beginning after December 15, 2006. The cumulative effect upon adoption of applying the provision shall be reported as an adjustment to the opening balance of retained earnings for that fiscal year, presented separately. Chipotle does not expect the adoption of FIN 48 to have a material impact on its financial statements.

Critical Accounting Policies and Estimates

        Chipotle describes its significant accounting policies, including its critical accounting policies, in Note 1 of its annual consolidated financial statements. Critical accounting policies are those that Chipotle believes are both significant and that require it to make difficult, subjective or complex judgments, often because it needs to estimate the effect of inherently uncertain matters. Chipotle bases its estimates and judgments on historical experiences and various other factors that Chipotle believes to be appropriate under the circumstances. Actual results may differ from these estimates, and it might obtain different estimates if it used different assumptions or conditions. Chipotle believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its financial statements:

  Leasehold Improvements, Property and Equipment

        Chipotle states the value of its leasehold improvements, property and equipment, including primarily restaurant equipment, furniture, fixtures and small wares at cost, minus accumulated depreciation and amortization. It calculates depreciation using the straight-line method of accounting over the estimated useful lives of the related assets. It amortizes its leasehold improvements using the straight-line method of accounting over the shorter of the lease term (including reasonably assured renewal periods) or the estimated useful lives of the related assets. Chipotle generally uses estimated useful lives of between three and seven years for equipment; between three and ten years for furniture and fixtures; and between three and 20 years for leasehold improvements and buildings. It expenses repairs and maintenance as incurred, but capitalizes major improvements and betterments. It makes judgments and estimates related to the expected useful lives of these assets that are affected by factors such as changes in economic conditions and changes in operating performance. If Chipotle changes those assumptions in the future, it may be required to record impairment charges for these assets.

  Impairment of Long-Lived Assets

        Chipotle reviews property and equipment, including leasehold improvements, for impairment when events or circumstances indicate these assets might be impaired. It tests impairment using historical cash flow and other relevant facts and circumstances as the primary basis for its estimates of future cash flows. Chipotle performs this analysis at the restaurant level to determine whether there are any indicators of permanent impairment. In determining future cash flows, it makes significant estimates with respect to future operating results of each restaurant over its remaining lease term. If it determines that assets are impaired, it then measures the impairment charge by calculating the amount by which the asset-carrying amount exceeds its fair value, as determined by an estimate of discounted future cash flows. Chipotle uses estimates and assumptions that are subject to a high degree of judgment in determining asset fair values. If it changes those assumptions in the future, it may be required to record impairment charges for these assets.

  Goodwill

        Goodwill resulted primarily from McDonald's purchases of interest in Chipotle. Goodwill is not subject to amortization. Chipotle does, however, test goodwill for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. It completed its most recent impairment test as of November 30, 2005, and determined that there were no impairment losses related to goodwill or other indefinite lived assets. In assessing the recoverability of goodwill, Chipotle compared the carrying amount of the company to its fair value based upon the low end of the proposed initial public offering price range at that time, $15.50. In the future, its fair value will be determined based upon quoted market prices of its common stock. If Chipotle changes these estimates in the future, it may be required to record impairment charges for goodwill.

  Leases

        Chipotle leases most of its restaurant locations. It accounts for its leases under FASB Statement No. 13, Accounting for Leases ("SFAS 13") and subsequent amendments, which require that its leases be evaluated and classified as operating or capital leases for financial reporting purposes. Chipotle recognizes rent expense for its operating leases, which have escalating rentals over the term of the lease (which includes reasonably assured renewal options), on a straight-line basis over the lease term. In addition, the lease term is deemed to commence when it takes physical possession of the leased property. Prior to Chipotle's adoption of FSP 13-1 on January 1, 2006, it capitalized rental expense incurred during the construction period. It now expenses rent prior to the restaurant opening. Chipotle uses a consistent lease term when calculating depreciation of leasehold improvements, when determining straight-line rent expense and when determining classification of its leases as either operating or capital. Contingent rents are generally amounts it must pay to landlords when it has sales in excess of certain thresholds stipulated in certain restaurant leases and are included in rent expense as they accrue. Some of its leases contain tenant improvement allowances. For purposes of recognizing tenant improvement allowances, Chipotle amortizes the incentives over their estimated useful lives. For tenant improvement allowances, it also records a deferred rent liability or an obligation on its consolidated balance sheet.

  Insurance Liability

        Chipotle maintains, or in some cases McDonald's maintains on its behalf, various insurance policies for workers' compensation, employee health, general liability and property damage. Pursuant to those policies, Chipotle is responsible for losses up to certain limits for its general liability and property damage insurance and is required to estimate a liability that represents its ultimate exposure for aggregate losses below those limits. This liability is based on Chipotle's estimates of the ultimate costs to be incurred to settle known claims and claims not reported as of the balance sheet date. Its estimated liability is not discounted and is based on a number of assumptions and factors, including historical trends, actuarial assumptions and economic conditions. If actual trends differ from its estimates, its financial results could be affected.

  Income Taxes

        From June 16, 2000 through the date of its initial public offering in January 2006, Chipotle was consolidated with McDonald's for federal and most state income tax purposes. Consequently, McDonald's included Chipotle's results of operations in McDonald's consolidated federal and most state income tax returns for certain periods prior to Chipotle's initial public offering. Chipotle will remain in McDonald's consolidated tax returns for some states until McDonald's ownership percentage decreases to below 50%. Chipotle's tax provision is computed on a separate return basis. Chipotle has accounted for, and currently accounts for, income taxes in accordance with SFAS No. 109, Accounting for Income Taxes ("SFAS 109"). SFAS 109 establishes financial accounting reporting standards for the effects of income taxes resulting from an enterprise's activities during the current and preceding years. SFAS 109 requires an asset and liability approach for financial accounting and reporting of income taxes. Chipotle recognizes deferred tax liabilities and assets for the future consequences of events that have been recognized in its consolidated financial statements or tax returns. If the future consequences of differences between financial reporting basis and tax basis of its assets and liabilities result in a net deferred tax asset, Chipotle evaluates the probability of its ability to realize the future benefits indicated by that asset. If it is more likely than not that some portion or all of the deferred tax asset will not be realized, Chipotle will record a valuation allowance related to a deferred tax asset. Chipotle's ability to realize a net deferred tax asset generally depends on whether it has enough taxable income of an appropriate character within the carry-forward period permitted by applicable tax laws. Unless it has enough taxable income to offset the deductible amounts and carry forwards, the related tax benefits will expire unused. Chipotle evaluates both positive and negative evidence in making a determination as to whether it is more likely than not that all or some portion of a deferred tax asset will not be realized, and it measures deferred items based on enacted tax laws. This evaluation requires Chipotle to project its taxable income to determine if its income is sufficient to realize the tax assets. The preparation of these projections requires considerable judgment and is subject to change to reflect future events and changes in tax laws.

  Reserves/Contingencies for Litigation and Other Matters

        Chipotle is involved in various claims and legal actions that arise in the ordinary course of business. These actions are subject to many uncertainties, and Chipotle cannot predict the outcomes with any degree of certainty. Consequently, it was unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters as of June 30, 2006, and December 31, 2005 and 2004. Once resolved, however, these actions may affect Chipotle's operating results and cash flows. In addition, it is involved in claims relating to the possible theft of its customers' credit and debit card data. In 2004, it recorded charges of $4.0 million to establish a reserve for claims seeking reimbursement for purportedly fraudulent credit and debit card charges and the cost of replacing cards and monitoring expenses and fees. As of June 30, 2006, the remaining reserve was $1.2 million. As the situation develops and more information becomes available, the amount of the reserve may be increased or decreased accordingly. See "Risk Factors—Risks Relating to Chipotle—Chipotle may have experienced a security breach with respect to certain customer credit and debit card data, and it has incurred and may continue to incur substantial costs as a result of this matter. Chipotle may also incur costs resulting from other security risks it may face in connection with its electronic processing and transmission of confidential customer information."

Quantitative and Qualitative Disclosure about Market Risk

        In addition to risks inherent in its operations, Chipotle is exposed to certain market risks. The following discussion provides additional detail regarding its exposure to the risks of changing interest rates and commodity price risks associated with the food products and other operating essentials it purchases that are affected by commodity pricing and therefore subject to price volatility caused by weather, production problems, delivery difficulties and other factors that are beyond its control. This discussion includes an assessment of the potential impact of inflation on its business.

  Changing Interest Rates

        Chipotle is exposed to interest rate risk through the investment of its cash and cash equivalents. Since the completion of its initial public offering, Chipotle has invested its cash in short-term investments with maturities of three months or less. Changes in interest rates affect the interest income it earns, and therefore impact its cash flows and results of operations. As of June 30, 2006, Chipotle had $143.5 million deposited in short-term investments bearing a weighted average interest rate of 5.20%.

        Prior to its initial public offering Chipotle operated under an agreement with McDonald's whereby McDonald's agreed to pay Chipotle interest on any excess cash at the 30-day commercial paper rate plus 50 basis points. Changes in interest rates affected the interest income Chipotle earned under this agreement and, therefore, impacted Chipotle's cash flows and results of operations. As of December 31, 2005 and 2004, Chipotle had deposited $2.2 million and $0.7 million, respectively, with McDonald's under this agreement, bearing interest at 4.63% and 2.66% on each respective date.

  Commodity Price Risks

        Chipotle is also exposed to commodity price risks. Many of the ingredients it uses to prepare its food, as well as its packaging materials, are commodities that are affected by weather, seasonality and other factors outside its control. In 2003, Chipotle's food expense was affected by higher avocado prices reflecting a poor growing season due to inclement weather and pestilence. In 2004, prices for chicken rose significantly due to a ban by Asian countries on their chicken exports following outbreaks of avian flu. The more limited worldwide chicken supply, combined with continued high demand, drove prices upward. Beef prices have also been higher in the past year due to U.S. restrictions on Canadian imports in the wake of sporadic incidents of "mad cow" disease in Canadian cattle herds. Weather is also a factor, especially when severe conditions limit the growing season or crop quality. This happened in 2004, when hurricanes in some parts of the United States damaged tomato crops and drove prices higher.

        Chipotle works closely with its suppliers and uses a mix of forward pricing protocols under which it agrees with its supplier on fixed prices for deliveries at some time in the future, fixed pricing protocols under which it agrees on a fixed price with its supplier for the duration of that protocol, and formula pricing protocols under which the prices it pays are based on specified formulas related to the prices of the goods, such as spot prices. Though Chipotle does not have long-term supply contracts or guaranteed purchase amounts, its pricing protocols with suppliers can remain in effect for periods ranging from one month to a year, depending on the outlook for prices of the particular ingredient. It also sometimes buys supplies at current market or spot prices. Chipotle has tried to increase, where necessary, the number of suppliers for its ingredients, which Chipotle believes can help mitigate pricing volatility, and it follows industry news, trade issues, weather, crises and other world events that may affect supply prices. Long-term increases in ingredient prices could adversely affect its future results if it cannot increase menu prices at the same pace for competitive or other reasons. Similarly, if Chipotle believes the ingredient price increase to be short in duration it may choose not to pass on the cost increases, which could adversely affect its short-term financial results.

  Inflation

        Over the past five years, inflation has not significantly affected Chipotle's operating results. The impact of inflation could, however, significantly affect its operations in the following ways:

  •
  Food, beverage and packaging costs as a percentage of revenue have fluctuated in the past, generally in response to changes in availability of Chipotle's main ingredients. In addition, diesel and gasoline prices are projected to continue to be high in the late summer and fall of 2006, which could cause Chipotle's ingredient costs to increase as well.

  •
  Chipotle pays many of its crew members hourly rates related to the applicable federal or state minimum wage (although all of its crew members make more than the minimum wage). Its workers' compensation and health insurance costs have been and are subject to continued inflationary pressures.

  •
  Costs for construction, taxes, repairs, maintenance and insurance are all subject to inflationary pressures and impact Chipotle's occupancy costs.

        In some markets, inflation rates may be higher than the national average.

BUSINESS OF CHIPOTLE

When a Chain Isn't a "Chain"

        When Chipotle opened its first restaurant in 1993, the idea was simple: demonstrate that food served fast did not have to be a "fast-food" experience. It tried to avoid using a formulaic approach when creating its experience and looked to fine-dining restaurants for inspiration. Chipotle uses high-quality raw ingredients, classic cooking methods and a distinctive interior design, and has friendly people to take care of each customer—features that are more frequently found in the world of fine dining. When it opened, there was not an industry category to describe what it was doing. Some 13 years and more than 500 restaurants later, it competes in a category of dining now called "fast-casual," the fastest growing segment of the restaurant industry, where customers expect food quality that is more in line with full-service restaurants, coupled with the speed and convenience of fast food.

        A lot of what Chipotle does can be related to its namesake: the chipotle pepper. A chipotle pepper is a jalapeno pepper that has been dried, then smoked over mesquite, transforming its simple taste into a richly nuanced, smoky flavor. Chipotle has used that characteristic of the chipotle as an inspiration in all of the elements that shape the depth of flavor and nuance in what it does—great food accessible at reasonable prices, genuinely friendly people providing real service and a stylish atmosphere.

What Chipotle Does Really Well

        Chipotle does just a few things but tries to do them really well, and it plans to keep this intentionally focused strategy as it grows. Chipotle transforms its food in the same way the jalapeno is transformed into a chipotle, elevating basic raw ingredients into food that is more sophisticated with layers of flavor through its recipes and cooking techniques. Similarly, Chipotle's restaurant design transforms simple materials in distinctive ways, giving its restaurants a style that is more architectural in nature and less dependent on standardized design elements. Chipotle respects its employees and invites them to share their ideas on how to best serve its customers, which it thinks inspires them to take pride in their work and increases their dedication to Chipotle and its customers. From Chipotle's focused menu to the uncomplicated flow of its restaurants, its simple but thorough management and operations practices and a comparatively small inventory, it emphasizes keeping things simple so it can focus on serving great food.

  "Food With Integrity"

        Chipotle's focus has always been on using the kinds of higher-quality ingredients and cooking techniques used in high-end restaurants to make great food accessible at reasonable prices. But as it has grown, its vision has evolved. While using a variety of fresh ingredients remains the foundation of its menu, Chipotle believes that "fresh is not enough, anymore." "Fresh" is just a starting point. Now it wants to know where all of its ingredients come from—how vegetables are grown and animals are raised—so that it can be sure they are flavorful while understanding the environmental and societal impact of its business. Chipotle calls this idea "Food with Integrity," and it guides how it runs its business.

  •
  Using higher-quality ingredients.  Chipotle uses a variety of ingredients that it purchases from carefully selected suppliers. It concentrates on where it obtains each ingredient, and this has become a cornerstone of its continuous effort to improve its food. For example, Chipotle only uses naturally raised pork, and other ingredients it uses include naturally raised beef and chicken, as well as organically grown and sustainably grown produce, as described below under "—"Hours to Prepare, Seconds to Serve": Menu and Food Preparation." Chipotle continues to investigate using even more naturally raised, organically grown and sustainably grown ingredients, in light of pricing considerations. In all of its restaurants, Chipotle makes its guacamole, tomato and corn salsa daily, using what it believes are the best available ingredients. Chipotle hopes to be at the forefront in creating larger markets for these higher-quality ingredients and making higher-quality food that has previously been available only in some grocery restaurants and high-end restaurants accessible to just about everyone.

  •
  A few things, thousands of ways.  Chipotle only serves a few things: burritos, burrito bols (a burrito without the tortilla), tacos and salads. But because customers can choose from many different ingredients, there's a lot of variety. Mathematically speaking, its menu can provide literally thousands of choices. Chipotle plans to keep a simple menu, but it will always consider sensible additions. For example, it introduced the burrito bol in 2003—just when the popularity of low-carbohydrate diets exploded—and estimates that it sold about seven million of them in that year. While many of its competitors raced to create low-carbohydrate menus, it did not change much. Chipotle just developed a new way to deliver the food it already served. In 2005, it rolled out a salad that it thinks appeals to people who want lighter fare or more variety. Chipotle thinks its customers like the simplicity of what it is doing and that the Chipotle experience has broad appeal.

        Chipotle believes that its focus on "Food with Integrity" will resonate with customers as the public becomes increasingly aware of, and concerned about, what they eat.

  Chipotle's Employees Set It Apart

        Chipotle believes that its front-line crew differentiates the Chipotle experience. It places a premium on finding employees who will thrive in an environment where they are expected to do more than follow a detailed manual and who embrace Chipotle's vision of good food, served quickly. This is important because its food ordering process lets its customers select exactly what they want and how they want it by speaking directly to the employees preparing the food. Virtually all of what its crew does is in view of customers, giving them a chance to display their culinary skills as well as their individuality. These and other aspects of Chipotle's culture set it apart from many of its competitors, as described below under "—Making and Selling "One Burrito At A Time": Restaurant Management and Operations." Because the person who prepares the food—grilling chicken and steak, chopping fresh vegetables, tossing freshly steamed rice with cilantro and citrus juice—is often the same person who serves it, its employees have a strong sense of pride in their work. Chipotle thinks this and its crew's commitment to its vision contribute to better execution and service and are reflected in its crew turnover rate, which Chipotle believes is lower than the average in its industry.

  No Two Restaurants Are The Same

        The design of each Chipotle restaurant reflects the same idea as its food: a limited number of basic materials—concrete, corrugated barn metal, plywood, steel and utilitarian light fixtures—used in creative ways. Chipotle designs each restaurant individually to suit the space. Chipotle's restaurants rely on a natural flow to make the food ordering process intuitive. Its approach allows Chipotle to build restaurants that are unmistakably Chipotle, while respecting the character of the neighborhoods where it operates, as described below under "—Looking for New Opportunities: Site Development and Expansion." The design of Chipotle's serving line and its open kitchens also exemplify its vision, demonstrating its commitment to cooking higher-quality food. Through this approach, it thinks it has made interesting and intelligent design available to the general public.

  Customers Who Sell For Chipotle

        Chipotle believes the best and most recognizable brands are not built through advertising or promotional campaigns alone, but rather through deeply held beliefs evident in how a company runs its business. All of the ways that it projects itself—beginning with each customer's experience in its restaurants, the look and feel of its restaurants, its advertising and promotional programs, and the design items that carry its name or logo—influence how people think about it. By adhering to this principle, Chipotle believes that it is well positioned to become a highly recognized brand.

        When Chipotle opens a new restaurant, it plans a range of activities to introduce its food to the local community to help create interest in the restaurant from the start. And its advertising, which includes print, outdoor, transit and radio ads and most recently a sponsorship of a cooking show on the Public Broadcasting Service, has a low-key and irreverent tone that has been popular with customers. In addition, a number of publications have written favorably about Chipotle's food and restaurant concept, and its food and restaurants have been featured in television programs produced without its involvement. Chipotle describes all of this in more detail below under "—Communicating With Customers: Advertising and Marketing."

        Although its marketing program has many components, Chipotle believes the single greatest contributor to its success has been word-of-mouth, with its customers learning about it and telling others. Some of its customers have gone so far as to develop websites about Chipotle, providing a way for Chipotle customers to share their stories. This kind of support helps it grow without requiring additional advertising expenditures.

  Rapidly Improving Financial Performance

        Chipotle's revenue was $627.7 million in 2005, a 98.9% increase from 2003, driven by new restaurant openings and increased average restaurant sales. Chipotle opened 289 restaurants from January 1, 2003 through June 30, 2006. Increases in average restaurant sales have occurred partly because the time it takes for its new restaurants to ramp up has consistently shortened as it has grown and customers have learned about its brand, enabling new restaurants to open with higher average sales. Chipotle has also had strong growth in comparable restaurant sales, due mainly to an increase in the number of transactions. Its net income reached $37.7 million (inclusive of a non-recurring $20.3 million tax benefit) in 2005 and $18.8 million in the first six months of 2006.

  Management's Passion, Not Just Experience

        Chipotle's senior management is comprised of people who bring a mix of restaurant and business experience to their work. But most importantly, the team is committed to making Chipotle's vision a part of all facets of its business. Steve Ells, its founder, Chairman and Chief Executive Officer, holds a degree from the Culinary Institute of America. Before he opened Chipotle's first restaurant in 1993, Steve cooked at Stars restaurant in San Francisco under chef Jeremiah Tower. The Chipotle experience is infused with Steve's understanding of, and passion for, fine dining. Monty Moran, its President and Chief Operating Officer, joined Chipotle in March 2005, previously serving as chief executive officer of Messner & Reeves, LLC, a private law firm, and as general counsel of Chipotle for much of its history. Jack Hartung, its Chief Finance and Development Officer, joined Chipotle in 2002, after spending 18 years with McDonald's, where he held a variety of management positions. Most recently, Jack was vice president and chief financial officer for McDonald's Partner Brands group, where he oversaw Chipotle's financial operations from December 1999 to August 2002. Bob Wilner, its Chief Administrative Officer, joined Chipotle in 2002, and previously served as vice president of human resources for McDonald's Partner Brands group. Together, Chipotle's senior management team beneficially owns about 5% of the combined voting power of its outstanding common stock and 4% of the economic interest in its outstanding common stock.

Where Chipotle Goes From Here

        Chipotle believes that its growth has been driven by the appeal of its food, the clarity of its vision, the increasing strength of its brand and its commitment to constantly improving its customer experience. Chipotle anticipates that its growth plans for the foreseeable future will continue to be rooted in these fundamentals as it brings the Chipotle experience to more people.

  Focusing On Chipotle's Vision to Appeal to Customers

        Chipotle's menu is intentionally simple. By focusing on just a few menu items, it can concentrate its effort on doing a few things very well. Chipotle has not really changed its approach that much since 1993, but it has strived to make its food taste better. For example, Chipotle has tried to improve the quality of its ingredients, when it can do so at a reasonable price. Chipotle believes that by focusing on the details of quality, service and the Chipotle experience, it will be able to bring great food—and its vision—to new customers and keep existing customers coming back. The more people understand and share Chipotle's vision of "Food with Integrity," it thinks the more they will want to eat its food. Chipotle believes that consumers' increasing concern about the food they eat will foster demand for higher-quality foods. Chipotle believes this, in turn, will attract the interest and capital investment of larger farms and suppliers, and help it make its food more accessible. That said, it understands that it will continue to be at the forefront of this trend and must balance its interest in advancing "Food with Integrity" with its desire to provide great food at reasonable prices.

  Expanding Chipotle's Operations and Sales

        Chipotle plans to increase both sales and profits by opening new restaurants and increasing comparable restaurant sales:

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  Building More Restaurants.  Chipotle plans to grow in a measured and disciplined way by strategically adding restaurants in existing and new markets. It opened 80 restaurants in 2005, and it plans to open between 80 and 90 restaurants in 2006, 29 of which were opened through June 30, 2006. Chipotle believes most of its sales increases will come from opening new restaurants. As it has grown and become increasingly well-known, it has developed specific criteria that it continuously reviews and adjusts to evaluate each site, as restaurant locations are critical to its long-term success.

  •
  Selling More Food Every Day.  Chipotle continues to focus on ways to improve the customer experience at its existing restaurants so it can increase comparable restaurant sales. Chipotle believes that the best way to do this is to speed up its service to sell food to more customers. It's doing this by, for example, enhancing its staffing and training models, expanding its use of fax service lines and implementing its new Chipotle DSL (Don't Stand in Line) online ordering system. These changes allow it to accommodate more customers and larger orders without disrupting restaurant traffic. Chipotle will also consider additions to its menu that could enable it to enhance sales. For example, in 2005 it rolled out its salad. Given the brand loyalty that its customers have shown, Chipotle believes that another way it can grow sales is by getting more people to try its food. Chipotle hopes to keep expanding brand awareness in various ways, including through free food giveaways, word-of-mouth marketing and innovative ads and promotions.

Chipotle's Industry

        Research shows that people need to eat. Where and what they choose to eat, however, has been gradually changing over time. Studies show that, over the past 50 years, people in the United States have relatively steadily shifted toward purchasing food away from home, instead of preparing and eating food at home. And the restaurant industry has grown to accommodate that trend. The National Restaurant Association estimates that the U.S. industry's sales in 2006 will reach $511 billion (about 4% of the U.S. gross domestic product) at 925,000 locations nationwide. The Association further predicts that, by 2010, food purchased away from home will represent more than half of all consumer food purchases, and that the number of restaurants around the country will swell to more than a million locations.

        Chipotle believes that there are many reasons that the industry is expanding and eating out is becoming increasingly popular. A growing population means more customers for restaurants to draw from, higher income levels (particularly among dual-income families, "Gen-Xers" and "baby boomers") mean more discretionary income to spend eating out, and busier lifestyles mean people have less time to prepare food at home. As a result, more people are willing to pay for the convenience of quality food made by others. As the restaurant industry adapts to consumer trends, restaurants (including fast-casual restaurants in particular) have increasingly made available the higher-quality food that people want, as illustrated by the proliferation of premium coffee shops, beers, specialty supermarkets and the like.

        Restaurants today come in many shapes and sizes, ranging from high-end full-service restaurants to fast-food establishments. But that has not always been the case. When Steve Ells opened the first Chipotle in 1993, consumers had few dining options between traditional fast-food establishments and high-end full-service restaurants. Steve was frustrated by this lack of options and thought he could fill the void. Relying on his view that "fast" did not have to mean "fast food," Steve opened the first Chipotle restaurant and served food made from higher-quality ingredients, using many traditional cooking methods and prepared to order rather than in advance. Steve tried to avoid formulaic approaches that were common in quick-service restaurants and looked to fine-dining restaurants for inspiration, using architectural and design elements like those one would expect in a full-service restaurant. He also chose a simple menu that allowed him to price menu items closer to fast-food prices and decided not to use waiters, so that food could be quickly served directly to the customer.

        When Chipotle opened its first restaurant in 1993, there was no industry category to describe what it was doing. Since then, others have moved to fill the gap between fast-food establishments and full-service restaurants and a new industry segment, dubbed "fast-casual," has emerged. These restaurants combined characteristics from both full-service restaurants (the more pleasant atmosphere, higher-quality ingredients and food that is made to order) and from quick-service restaurants (chiefly accessibility, lower prices and faster service), and blended them to create something that sets fast-casual restaurants apart from both. Like many fast-casual restaurants, Chipotle's restaurants feature last-minute food preparation and assembly with menu items ordered directly from the employees preparing the food, and rely on a variety of fresh ingredients used in creative ways, all served in restaurants that emphasize design. Customers of fast-casual restaurants often have to pay a bit more for the experience—the fast-casual segment charges, on average, about $7 to $10 per person. The growing demand for fast-casual restaurants (particularly among "Gen-Xers" and "baby boomers") and the increasing popularity and acceptance of various ethnic foods work to Chipotle's advantage.

The Good, the Bad and the Ugly: Competition

        The fast-casual segment of the restaurant industry is highly competitive and fragmented. In addition, fast-casual restaurants compete against other segments of the restaurant industry, including quick-service restaurants and casual dining restaurants. The number, size and strength of competitors vary by region. All of these restaurants compete based on a number of factors, including taste, quickness of service, value, name recognition, restaurant location and customer service. Competition within the fast-casual restaurant segment, however, focuses primarily on taste, quality and the freshness of the menu items and the ambience and condition of each restaurant. For further information about the restaurant industry, see "—Chipotle's Industry" above.

        Chipotle competes with national and regional fast-casual, quick-service and casual dining restaurants. Its competition also includes a variety of locally owned restaurants and the deli sections and in-restaurant cafés of several major grocery restaurant chains. Many of its competitors have greater financial and other resources, have been in business longer, have greater name recognition and are better established in the markets where its restaurants are located or are planned to be located. See "Risk Factors—Risks Relating to Chipotle—Competition from restaurant companies could adversely affect Chipotle." Chipotle's competitors include a number of multi-unit, multi-market Mexican food or burrito restaurant concepts, some of which have plans for national expansion and some of which have raised capital in the public or private financial markets.

        Chipotle believes it is well-positioned to continue to grow its market position in existing and new markets given current favorable consumer trends, including the increasing impact of Hispanic culture on food and flavors, the growth of the Mexican food segment and increasing awareness and concern among consumers about what they eat. Some of its competitors have formats similar to Chipotle's. Chipotle believes, however, that it is rapidly becoming one of the most recognized fast-casual restaurants and is known for its focus on using a variety of fresh ingredients and commitment to "Food with Integrity," which it thinks represents a significant competitive advantage in the segment in which it operates.

Making and Selling "One Burrito at a Time": Restaurant Management and Operations

        People With Passion.    Chipotle values the individuality of its company, its employees and its customers, which Chipotle believes results in a management, operations and training philosophy distinct from that of its competitors. Chipotle makes an effort to hire employees who share a passion for food, and who will operate its restaurants in a way that is consistent with its high standards but that allows each of their unique personalities and strengths to contribute to its success. Chipotle also produces training materials that are thought provoking and which engage its employees, rather than providing rote, step-by-step scripts or rigid policy manuals. Through its culture, diversity and language programs that it provides in all of its markets, it teaches English to Spanish-speaking workers and Spanish to English-speakers, which helps staff to better serve customers and makes for tighter crews. This program helps encourage its staff members to develop skills that will enhance their work experience and enrich their personal lives.

        Importance of Methods and Culture.    Although it has many restaurants, Chipotle believes that its departure from the automated cooking techniques used by many of its competitors sets its vision and its food apart. Chipotle's crews use classic professional cooking methods, including slicing, marinating and grilling its meats and hand-chopping many of its vegetables, in kitchens resembling those of high-end restaurants. Despite its more labor-intensive method of food preparation, Chipotle believes that it produces food with an efficiency that enables it to compete effectively.

        The Front Line is Key.    Chipotle's restaurant and kitchen designs intentionally place crew members "up front" with customers to reinforce its focus on service. All its restaurant employees are encouraged to have genuine interactions with customers no matter their specific job, whether preparing food or serving customers during its busiest period. Chipotle focuses on attracting and keeping people who can replicate that experience for each customer "one burrito at a time." It provides each customer with individual attention and makes every effort to respond to customer suggestions and concerns in a personal and hospitable way. Chipotle believes its focus on creating a positive and interactive experience helps build loyalty and enthusiasm for its brand among restaurant managers, crew members and customers alike.

        The Basics.    Each restaurant typically has a restaurant manager, an assistant manager and an average of approximately 22 full and part-time crew members. Chipotle generally has two shifts at its restaurants, which helps it better predict its restaurant payroll expenses and in return provides its employees with more stable and predictable work hours. Chipotle tends to have more employees in its busier restaurants. It cross-trains its employees, with a view to creating depth of competency in its critical restaurant functions. Consistent with its emphasis on customer contact, Chipotle encourages its restaurant managers and crew members to welcome and interact with customers throughout the day. And although they may increase its labor costs, Chipotle believes that the benefits it provides to its employees, which include language training and its company car program for longer-term restaurant managers, help it to attract and keep good restaurant managers and crew members.

        Chipotle knows that its best managers create the best experience in its restaurants. For this reason it has identified the restaurant manager role as the most important at Chipotle. This year, it implemented its new "Restaurateur" program which is offered to its top performing managers and provides bonuses as a percentage of incremental sales above a threshold subject to a certain level of incremental profits being generated. This program will also provide for incentive payouts for hiring and developing other successful managers. Chipotle has also begun to implement an enhanced restaurant staffing structure focused on facilitating crew development and internal promotions. Although these programs have increased its labor costs in the short-term, Chipotle believes that they will help it in the long-term with the development and retention of managers for its restaurants.

        In addition to the employees serving its customers at each restaurant, Chipotle also has area managers (responsible on average for about six restaurants each) and operations directors (responsible on average for about 50 restaurants each). Its three regional directors (who report to its President and Chief Operating Officer) each supervise between one to four operations directors.

Looking for New Opportunities: Site Development and Expansion

        Chipotle's restaurant locations are critical to its long-term success, and it devotes significant time and resources to assessing each prospective site. It has developed specific criteria (described below) to evaluate each site. Chipotle continuously reviews these criteria and adjusts them as warranted by changing circumstances in its business or local operating conditions.

        What Chipotle Is Looking For.    Chipotle primarily focuses its search for sites on major metropolitan areas, particularly suburban and urban areas with strong residential and daytime populations. Its demographic requirements include trade areas with at least 15,000 residents ranging in age from 18 to 49, a daytime population of at least 10,000 and a household median income above the national average. Preferred locations include shopping center end-caps and free-standing buildings near large intersections, residential areas, offices, retail outlets, universities, recreational facilities and hospitals. Chipotle also considers various other factors, including traffic patterns, area restaurant competition, the likely effect on sales of its nearby restaurants, parking, accessibility, potential restaurant size and visibility. In larger metropolitan regions, it generally opens restaurants in urban storefronts. Chipotle uses a combination of its own development staff and outside real estate brokers to locate, evaluate and negotiate new sites using these criteria. It uses in-house demographic modeling software to assist in its evaluation, in addition to a restaurant lifecycle management system.

        The cost to open a Chipotle restaurant depends on several factors, including the type of real estate, the location of the site and the amount of construction required. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Chipotle—Overview." Chipotle generally leases the land where it builds its restaurants. It sometimes receives landlord development and/or rent allowances for leasehold improvements, furniture, fixtures and equipment.

        Design Matters.    Chipotle designs each restaurant individually to suit the space, and no two restaurants look exactly the same. This approach, which is critical to its brand identity, allows it to build restaurants that are unmistakably Chipotle, while respecting the character of the neighborhoods where it operates. Whether it is in a historic district in an urban area, or a suburban community with more restrictive zoning and similar requirements, it tries to design and build restaurants that complement their surroundings, rather than overwhelm them. The overall layouts, together with the sights and sounds of its food preparation, work together to contribute to its distinctive dining experience. Chipotle has even taken the fundamental and necessary elements of any restaurant, such as chairs, tables and lighting, and included them in its design aesthetic. Its restaurants do not use signs that say "Order Here" or "Pick-up Here," but instead rely on a natural flow, based on the floor plan and architectural elements, to make the food ordering process intuitive. And its music is distinctive too—it selects each song played in its restaurants to match its design and its overall approach to the Chipotle dining experience. Even the design of its chairs and artwork, created by a Colorado artist, is unique to Chipotle. The design of Chipotle's serving line and its open kitchens also exemplify its vision, demonstrating its commitment to cooking fresh food. Chipotle strives to entertain its customers with its design and decor and provide a distinct visual, auditory and olfactory experience.

Where You Can Find Chipotle: Restaurant Locations

        As of June 30, 2006, Chipotle and its franchisees operated 518 restaurants. Starting from 229 restaurants on January 1, 2003, it has expanded its restaurant base substantially since that time. For additional information on past and planned restaurant openings, see "Management's Discussion and Analysis of Financial Condition and Results of Operations of Chipotle—Overview." The table below sets forth the locations (by state) of Chipotle restaurants in operation on June 30, 2006. In addition, it had 31 restaurants under construction as of June 30, 2006.

	Restaurants in operation
Arizona	23
California	71
Colorado	57
District of Columbia	6
Florida	17
Georgia	10
Illinois	47
Indiana	7
Kansas	12
Kentucky	5
Maryland	21
Michigan	4
Minnesota	37
Missouri	10
Nebraska	7
Nevada	5
New York	13
North Carolina	1
Ohio	64
Oregon	5
Texas	61
Virginia	21
Washington	6
Wisconsin	8

Total	518	(1)

(1)
Includes two franchised restaurants in Illinois, two in Missouri, and four in Ohio.

        As of June 30, 2006, 124 Chipotle restaurants were free-standing units, 295 were located at end-cap locations, 90 were located at in-line locations and nine were in malls. The average free-standing restaurant seats about 100 customers while the average in-line or end-cap restaurant seats about 65 customers. Its average restaurant size is about 2,700 square feet. Most of its restaurants also feature outdoor patio space. See "—Making and Selling 'One Burrito At A Time': Restaurant Management and Operations" for additional information about Chipotle's restaurants, and "—Franchising" for a discussion of its franchisees.

"Hours To Prepare, Seconds to Serve": Menu and Food Preparation

        A Few Things, Thousands of Ways.    Chipotle serves only a few things: burritos, burrito bols (a burrito without the tortilla), tacos and salads. But because customers can choose from four different meats, two types of beans and a variety of extras such as salsas, guacamole, cheese and lettuce, there's enough variety to extend its menu to provide more than 65,000 choices. Chipotle plans to keep a simple menu, but it will consider additions that it thinks make sense. For example, it introduced the burrito bol in 2003 and, in 2005, it rolled out a salad that uses the same ingredients as its burritos and tacos, with the addition of chipotle-honey vinaigrette that it makes in-restaurant daily.

        In preparing its food, Chipotle uses gas stoves and grills, pots and pans, wire whisks and other kitchen utensils, walk-in refrigerators stocked with a variety of fresh ingredients, herbs and spices and dry goods such as rice. Ingredients it uses include marinated chicken, carnitas (seasoned pork), barbacoa (spicy shredded beef), marinated steak and pinto and vegetarian black beans. Chipotle adds its rice, which is flavored with cilantro and lime, as well as freshly shredded cheese, sour cream, lettuce, tomatoes, peppers and onions, depending on each customer's specifications. It uses various herbs, spices and seasonings to prepare its meats and vegetables. It also provides a variety of extras such as guacamole and salsas. To complement its main menu items, Chipotle also serves tortilla chips seasoned with lime and salt. In addition to sodas and other soft drinks, most of its restaurants also offer a selection of beer and margaritas.

        Chipotle prepares most items from scratch in its restaurants, and it has developed a start-to-finish process of food preparation that drives its food ordering process. In all of its restaurants, it makes its guacamole, tomato and corn salsa daily, using what Chipotle believes are the best available ingredients, including Hass avocados, herbs, spices and real citrus juice.

        Food Served Fast  . . .  So That Customers Can Enjoy It Slowly.    Chipotle's employees spend hours preparing its food on-site, but each customer order can be ready in seconds. Customers select exactly what they want and how they want it by speaking directly to the employees preparing the food. While it thinks that its customers return because of the great-tasting food, it also thinks that they like getting food served fast without having a "fast-food" experience, even when they are not in a hurry. And while its restaurants often have lines, Chipotle tries to serve customers as quickly as possible; it has even been able to serve as many as 300 customers an hour at some locations. The natural flow of its restaurant layout, including the floor plan and the design of its serving line, are designed to make the food ordering process intuitive and thus, Chipotle believes, more efficient. And Chipotle is focused on further improving the speed of service in all of its restaurants, so that it can accommodate more customers and larger orders without disrupting restaurant traffic, as discussed above under "—Where Chipotle Goes From Here—Expanding Chipotle's Operations and Sales—Selling More Food Every Day." By emphasizing speed of service without compromising the genuine interactions between its customers and its crews, and by continually making improvements to its restaurants to keep pace at even its highest-volume restaurants, Chipotle believes that it can provide the Chipotle experience to more and more customers.

        "Food with Integrity."    Chipotle focuses on quality, service and the Chipotle experience. At the same time, however, it is committed to emphasizing "Food with Integrity," beginning with its suppliers and ending with the way it prepares food for customers. Because its menu is so focused, it can concentrate on where it obtains each ingredient, and this has become a cornerstone of its continuous effort to improve its food. All of Chipotle's pork, for example, comes from pigs that are naturally raised in open pastures or deeply bedded barns, without being confined or subject to antibiotics. It also serves naturally raised chicken in about 47% of its restaurants and naturally raised beef in about 32% of its restaurants. For Chipotle, "naturally raised" means that its suppliers' pigs, chickens and cattle are raised in humane environments on vegetarian diets without the use of antibiotics. It also means that its suppliers do not use hormones, which are prohibited by federal regulations for pork and chicken, and which Chipotle explicitly prohibits for its beef. Chipotle is enthusiastically investigating the use of more sustainably grown produce, meaning produce grown by suppliers who Chipotle believes respect the environment, while still charging reasonable prices for its food. Today, about 20% of all of the beans it buys are organically grown, that is, they meet U.S. Food and Drug Administration standards for "organic." Chipotle's suppliers mix the organically grown beans with conventional beans and prepare to its recipes with seasonings and herbs. Chipotle even works with experts in the areas of animal ethics to try to support more humane farming environments, and it visits the farms and ranches from which it obtain its ingredients.

        Chipotle does, however, face challenges in pursuing this approach, including the length of time, costs and risks associated with purchasing naturally raised or sustainably grown ingredients. Naturally raised meat and sustainably grown vegetables are more costly and the growth process is longer. Herd losses can also be greater when animals are not treated with antibiotics and hormones. Given the costs associated with natural and sustainable farming practices, many large suppliers have not found it economical to pursue business in this area. Chipotle believes that consumers' increasing concern about where and how food is raised, and in the environmental management and animal husbandry practices of food suppliers, will foster demand for these foods. Chipotle believes that increased demand for naturally raised meat and produce will in turn attract the interest and capital investment of larger farms and suppliers. That said, Chipotle understands that it will continue to be at the forefront of this trend and must balance its interest in advancing "Food with Integrity" with its desire to provide great food at reasonable prices. If its focus resonates with consumers, it should improve its sourcing flexibility, although it would expect that these ingredients and other raw materials will remain more expensive than commodity-priced equivalents for some time to come.

Looking Out For Customers: Quality Control

        Chipotle has designed its food safety and quality assurance programs to maintain high standards for its food and food preparation procedures. Its quality assurance manager performs comprehensive restaurant and supplier audits based upon the potential food safety risk of each food. Chipotle regularly inspects its suppliers to ensure that the ingredients it buys conform to its quality standards and that the prices it pays are competitive. It also relies on recipes, specifications and protocols to ensure that its food is the best quality possible when served, including a physical examination of ingredients when they arrive at its restaurants and "mystery shopper" visits to each restaurant at least once each month—sometimes twice, depending on the particular market. Area managers visit and evaluate each restaurant for which they are responsible once every three months and regional training consultants visit and evaluate each certified training restaurant every six months. Chipotle also trains its employees to pay detailed attention to food quality at every stage of the food preparation cycle, and has developed a daily checklist that its employees use to assess the freshness and quality of food supplies delivered to the restaurants where they work. Finally, Chipotle encourages its customers to communicate with it about its food quality so that it can identify and resolve problems or concerns as quickly as possible.

Where Chipotle Gets Its Ingredients: Provisions and Supplies

        Close Relationships With Vendors.    Maintaining the high quality levels Chipotle expects in its restaurants depends in part on its ability to acquire fresh ingredients and other necessary supplies that meet its specifications from reliable suppliers. It purchases from various suppliers, carefully selected based on quality and their understanding of its brand, and it seeks to develop mutually beneficial long-term relationships with them. Chipotle works closely with its suppliers and uses a mix of forward, fixed and formula pricing protocols, although it does not have long-term supply contracts or guaranteed purchase amounts. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Chipotle—Quantitative and Qualitative Disclosure about Market Risk" for additional information about its purchasing arrangements. Chipotle has tried to increase, where necessary, the number of suppliers for its ingredients, which it believes can help mitigate pricing volatility, and it follows industry news, trade issues, weather, crises and other world events that may affect supply prices.

        Chipotle does not purchase raw materials directly from farmers or other suppliers. Instead, it trains distributors to purchase ingredients and other supplies for it based upon its specifications and to negotiate the terms of purchase with raw materials suppliers on its behalf.

        Distribution Arrangements.    Chipotle delivers ingredients and other supplies to its restaurants from 16 regional distribution centers. Of its 16 distribution centers, 13 serve McDonald's, its subsidiaries and its franchisees exclusively, while the other three have customers other than McDonald's and Chipotle. Although this network is comprised of independent distribution centers, there is a possibility that Chipotle may need to replace some of them following its separation from McDonald's as a result of the exchange offer.

        Relationship With McDonald's.    Chipotle's relationship with McDonald's gives it substantial credibility with its suppliers, and it has used McDonald's knowledge of purchasing and supply chain management to negotiate lower prices. For example, McDonald's relationship with Coca-Cola has helped Chipotle contain its beverage costs. Chipotle also uses many of the same suppliers for its paper and packaging products. See "Risk Factors—Risks Relating to Chipotle—Chipotle may face difficulties replacing services McDonald's provides it and entering into new or modified arrangements with existing or new suppliers or service providers" and "Agreements Between Chipotle and McDonald's and Other Related Party Transactions."

Communicating With Customers: Advertising and Marketing

        Advertising and Other Ways Customers Learn About Chipotle.    Chipotle tries to keep its customers coming back to its restaurants based on the experience it creates. It spent about $8.7 million on advertising and marketing in 2004 and $10.7 million in 2005, representing in each case less than 2% of its total revenue in those periods. Chipotle believes that word-of-mouth is the best and most effective method of building its brand, and that the Chipotle experience inspires its customers to continue frequenting its restaurants and to recommend its food to others.

        Chipotle designs its advertising to stir its customers' passion for great food without compromising convenience. And it does it using a low-key and irreverent voice that has been popular with customers. It targets all kinds of customers; based on its most recent marketing survey, however, most of its customers are adults between the ages of 18 and 44, relatively evenly split by gender and marital status, with slightly more of its customers having no children. Chipotle spends its advertising budget primarily on print, outdoor, transit and radio ads and direct mailings in markets where it has some existing market penetration. It used television advertising for the first time in 2005, when it sponsored a program on the Public Broadcasting Service entitled "Bittman Takes on America's Chefs."

        Chipotle wants its customers to think its advertising is creative. It tries to surprise them each time with its ad messages, which are simple and focused, as it seeks both to entertain and sell. Chipotle print ads have been the core of its advertising efforts and focus on its iconic foil-wrapped burrito, coupled with messages that emphasize its recipes, spicy flavors and the size of its portions, among other features. Chipotle uses a number of individual free-lance artists and small advertising agencies to help to make each of its ads unique, and it has no long-term relationships with large advertising agencies. It also uses its packaging to educate its customers about its vision and to surprise them with humorous messages similar in style to those used in its print ads. Chipotle also sells and gives away t-shirts and other items bearing its messages and images.

        Chipotle also believes that its website is an important marketing tool that creates a strong customer connection. Through it, it generated about 377,000 visits in June 2006.

        Chipotle's approach to food, service and atmosphere has captured the attention of some of the country's most renowned news media, including several well-regarded food critics, which it thinks is unusual in its segment of the restaurant industry. The Washington Post, Food and Wine magazine, the New

York Times, Fast Company magazine, the Seattle Times, the Atlanta-Journal Constitution, the Denver Post, and many other newspapers, magazines and media outlets have praised Chipotle. MTV's popular reality program, "The Osbournes," even had an entire episode devoted to rocker Ozzy Osbourne's love of Chipotle burritos. Chipotle has also appeared in MTV's "The Real World: Austin" series.

        Getting More People to Try Chipotle's Food.    Chipotle conducts targeted marketing and promotional campaigns to attract customers in a highly competitive marketplace. It focuses significant promotional activities on new restaurant openings, as described in more detail below. It also uses more general promotional strategies to get people to try its food, such as "Free Burrito Day" and free giveaway promotions that require customer interaction and participation on holidays such as Halloween (Chipotle calls it "Boo-Rito Day"), when customers dress up as their favorite Chipotle food or ingredient to get a free burrito. It also offers a "Burrito Bank" card on which customers can deposit up to $250 and "Burrito Bucks" and coins that can be redeemed for free burritos at any Chipotle restaurant. It does not, however, offer discounts or "value meal" options similar to those offered by many of its competitors.

        Building the Buzz, Not Just the Restaurant.    Chipotle has developed a marketing strategy that it uses in connection with new restaurant openings to help build local brand recognition. It starts off by establishing a visual presence through the use of banners and "coming soon" barricades during construction. During that time, it also tries to become active in the local community by, for example, joining the chamber of commerce, hosting local community or philanthropic events and giving away free burritos to local businesses and residents before the restaurant opens. Chipotle also generally has a big party on opening day. Then, during the first three months after opening a new restaurant, it engages in intense local marketing efforts. For example, it distributes print advertising and provides promotional free food to local radio stations, hospitals and schools, all of which help it create interest in the restaurant from the start.

Chipotle's Intellectual Property and Trademarks

        "Chipotle," "Chipotle Mexican Grill," "Chipotle Mexican Grill (in stylized font)," "Unburritable," "Food with Integrity," "Fresh Is Not Enough Anymore," "The Gourmet Restaurant Where You Eat With Your Hands," the Chili Pepper Logo design, the Foil Burrito design and the Chipotle Medallion design are U.S. registered trademarks of Chipotle.

        In addition to these U.S. registrations, Chipotle owns the trademarks for "Chipotle Mexican Grill" in Brazil and Mexico and for "Chipotle" in Australia and the European Union, among other countries. It has also filed trademark applications for "Chipotle" in a number of countries and for "Chipotle Mexican Grill" in two countries. Its policy is to protect and defend vigorously its rights to this intellectual property. See "Risk Factors—Risks Relating to Chipotle—Chipotle may not be able to adequately protect its intellectual property, which could harm the value of its brands and adversely affect its business."

Information Systems

        Chipotle uses an integrated information system to manage the flow of information within each restaurant and between the restaurants and the corporate office. This system includes a point-of-sales local area network that helps facilitate the operations of the restaurant by recording sales transactions and printing orders in the appropriate locations within the restaurant. Additionally, the point-of-sales system is used to authorize, batch and transmit credit card transactions, to record employee time clock information, and to produce a variety of management reports. Select information that is captured from this system is transmitted to the corporate office on a daily basis, which enables management to continually monitor operating results. Chipotle believes that its current point-of-sales systems will be an adequate platform to support its continued expansion.

Governmental Regulation and Environmental Matters

        Government Regulation.    Chipotle is subject to extensive and varied federal, state and local government regulation, including regulations relating to public health and safety, zoning and fire codes. It operates each of its restaurants in accordance with standards and procedures designed to comply with applicable codes and regulations. However, if it could not obtain or retain food or other licenses, it would adversely affect its operations. Although Chipotle has not experienced, and does not anticipate, any significant difficulties, delays or failures in obtaining required licenses, permits or approvals, any such problem could delay or prevent the opening of, or adversely impact the viability of, a particular restaurant or group of restaurants.

        In addition, in order to develop and construct more restaurants, Chipotle will need to comply with applicable zoning, land use and environmental regulations. Federal and state environmental regulations have not had a material effect on its operations to date, but more stringent and varied requirements of local governmental bodies with respect to zoning, land use and environmental factors could delay or even prevent construction and increase development costs for new restaurants. It is also required to comply with the accessibility standards mandated by the U.S. Americans with Disabilities Act, which generally prohibits discrimination in accommodation or employment based on disability. Chipotle may in the future have to modify restaurants, for example by adding access ramps or redesigning certain architectural fixtures, to provide service to or make reasonable accommodations for disabled persons. While these expenses could be material, its current expectation is that any such actions will not require it to expend substantial funds.

        In 2005 and the first six months of 2006, less than 1% of Chipotle's restaurant sales were attributable to the sale of alcoholic beverages. Alcoholic beverage control regulations require each of its restaurants to apply to a state authority and, in certain locations, county or municipal authorities for a license that must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations affect numerous aspects of Chipotle's operations, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages. Chipotle is also subject in certain states to "dram shop" statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Chipotle carries up to $1 million in liquor liability coverage as part of its existing $2 million comprehensive general liability insurance, which has a $100,000 deductible. Chipotle also intends to purchase excess umbrella coverage in connection with the completion of the exchange offer.

        In addition, Chipotle is subject to the U.S. Fair Labor Standards Act, the U.S. Immigration Reform and Control Act of 1986 and various federal and state laws governing various matters including minimum wages, overtime and other working conditions. It pays a significant number of its hourly staff at rates consistent with but higher than the applicable federal or state minimum wage. Accordingly, increases in the minimum wage would increase its labor cost. It is also subject to various laws and regulations relating to its current and any future franchise operations. See "Risk Factors—Risks Relating to Chipotle—Governmental regulation may adversely affect Chipotle's ability to open new restaurants or otherwise adversely affect its existing and future operations and results."

        Environmental Matters.    Chipotle is subject to federal, state and local environmental laws and regulations concerning the discharge, storage, handling, release and disposal of hazardous or toxic substances ("environmental laws"). These environmental laws provide for significant fines, penalties and liabilities, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of the hazardous or toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such substances. Chipotle cannot predict what environmental laws will be enacted in the future, how existing or future environmental laws will be administered or interpreted, or the amount of future expenditures that it may need to make to comply with, or to satisfy claims relating to, environmental laws. While, during the period of Chipotle's ownership, lease or operation, its restaurants have not been the subject of any material environmental matters, it has not conducted a comprehensive environmental review of its properties or operations. Chipotle has, however, conducted investigations of some of its properties and identified contamination caused by third-party operations. Chipotle believes any such contamination has been or should be addressed by the third party. If the relevant third party does not address or has not addressed the identified contamination properly or completely, then under certain environmental laws, Chipotle could be held liable as an owner and operator to address any remaining contamination. Any such liability could be material. Further, it may not have identified all of the potential environmental liabilities at its properties, and any such liabilities could have a material adverse effect on its operations or results of operations.

Franchising

        Chipotle has three franchisees that operate eight of its restaurants. Each of them is also a McDonald's franchisee. Chipotle granted its first franchise in April 2001 for a two-year term (which expired and was not renewed) including leases for restaurant property and equipment, and subsequently granted eight additional franchises with ten-year terms to qualified franchisees. These eight franchises are still within their initial ten-year terms. Each franchise includes the right to operate a Chipotle restaurant at a particular address only. At the end of a franchise term, the franchise expires, and the franchisee has no unilateral right to renew or extend the franchise (although Chipotle may agree with the franchisee to extend the franchise for an additional term). Each franchisee is obligated to operate franchised restaurants in accordance with Chipotle's operating standards and is obligated to allocate and spend specific amounts, as specified by Chipotle, on marketing of the restaurants, subject to Chipotle's approval of all marketing materials.

        Although franchising is currently not an important component of Chipotle's strategy, Chipotle may decide to license more franchisees in the future. In the near term, however, it does not expect to significantly increase the number of franchisees. In addition, once McDonald's ceases to own a majority of Chipotle's outstanding common voting stock (which will occur upon the completion of the exchange offer), under the terms of Chipotle's franchise agreements, its franchisees must either sell their Chipotle franchise to someone who agrees to perform their obligations under the franchise agreements (at fair market value determined in the manner provided in the franchise agreements) or sell their McDonald's franchise within 24 months. If Chipotle's franchisees do not sell either franchise within the 24-month period, their franchise agreements with McDonald's will terminate automatically.

Employees

        As of June 30, 2006, Chipotle had about 14,200 employees, including 1,400 salaried employees and 12,800 hourly employees. None of its employees are unionized or covered by a collective bargaining agreement.

Properties

        Chipotle's main office is located at 1543 Wazee Street, Suite 200, Denver, Colorado, and its telephone number is (303) 595-4000. As of June 30, 2006, there were 510 company-operated and eight franchised restaurants in locations across the United States. See "—Where You Can Find Chipotle: Restaurant Locations."

        Chipotle leases its main office and substantially all of the properties on which it operates restaurants. For additional information regarding the lease terms and provisions, see "Management's Discussion and Analysis of Financial Condition and Results of Operations of Chipotle—Contractual Obligations."

        Chipotle owns nine properties and operates restaurants on all of them.

Legal Proceedings

        Chipotle is involved in various claims and legal actions that arise in the ordinary course of business. It does not believe that the ultimate resolution of these actions will have a material adverse effect on its financial position, results of operations, liquidity or capital resources. However, a significant increase in the number of these claims or an increase in amounts owing under successful claims could materially and adversely affect its business, financial condition, results of operation and cash flows.

        In addition, Chipotle is involved in claims relating to the possible theft of its customers' credit and debit card data. Through the end of June 2006, it has received claims through the bank that processes its credit and debit cards, or acquiring bank, with respect to fewer than 2,000 purportedly fraudulent credit and debit card charges allegedly arising out of this matter in an aggregate amount of about $1.4 million. Chipotle has also incurred $1.3 million of expense in connection with fines imposed by the Visa and MasterCard card associations on the acquiring bank. In 2004, it recorded charges of $4.0 million to establish a reserve for claims seeking reimbursement for purportedly fraudulent credit and debit card charges, the cost of replacing cards, monitoring expenses and fees, and fines imposed by Visa and MasterCard. All of the reimbursement claims are being disputed, although Chipotle has not formally protested all of the charges. As of June 30, 2006, after charging these expenses against the reserve, the remaining reserve was $1.2 million. In addition to the reserve, Chipotle has also incurred about $1.5 million of additional expenses in this matter, including $1.4 million for legal fees, bringing its total expense relating to this matter to $5.5 million. Chipotle has not reserved any additional amounts to date.

        Chipotle may in the future become subject to additional claims for purportedly fraudulent transactions arising out of this matter. It has no way to predict the level of claims or the number or nature of proceedings that may be asserted against it, nor can it quantify the costs that it may incur in connection with investigating, responding to and defending any of them. If Chipotle litigates these matters, it may not be able to defend against penalties successfully. The ultimate outcome of this matter could differ materially from the amounts it has recorded in its reserve and could have a material adverse effect on its financial results and condition. See "Risk Factors—Risks Relating to Chipotle—Chipotle may have experienced a security breach with respect to certain customer credit and debit card data, and it has incurred and may continue to incur substantial costs as a result of this matter. It may also incur costs resulting from other security risks it may face in connection with its electronic processing and transmission of confidential customer information."

MANAGEMENT OF CHIPOTLE

        The following table sets forth information as to persons who currently serve as Chipotle's directors and executive officers.

	Age	Position
Steve Ells	40	Founder, Chairman and Chief Executive Officer
Montgomery F. (Monty) Moran	40	President and Chief Operating Officer
John R. (Jack) Hartung	48	Chief Finance and Development Officer
Robert D. (Bob) Wilner	52	Chief Administrative Officer
Albert S. Baldocchi	52	Director
John S. Charlesworth	60	Director
Patrick J. Flynn	64	Director
Darlene J. Friedman	63	Director
Mats Lederhausen	42	Director

        Ages shown above are as of August 25, 2006. The following is a brief description of the business experience of the persons who currently serve as Chipotle's directors and executive officers.

        Steve Ells founded Chipotle in 1993. He is Chief Executive Officer and was appointed chairman of the board of directors in 2005, and has served as a director since 1996. Prior to launching Chipotle, Mr. Ells worked for two years at Stars restaurant in San Francisco. Mr. Ells is a 2003 recipient of a Silver Plate Award from the International Foodservice Manufacturers' Association. Mr. Ells graduated from the University of Colorado with a Bachelor of Arts degree in art history. He is also a 1990 Culinary Institute of America graduate.

        Montgomery F. (Monty) Moran is President and Chief Operating Officer. He was appointed to this position in March 2005. Mr. Moran previously served as chief executive officer of the Denver law firm Messner & Reeves, LLC, where he was employed since 1996, and as general counsel of Chipotle. Mr. Moran holds a Bachelor of Arts degree in communications from the University of Colorado and a law degree from Pepperdine University.

        John R. (Jack) Hartung is Chief Finance and Development Officer. Mr. Hartung joined Chipotle in 2002 after spending 18 years at McDonald's where he held a variety of management positions, most recently as Vice President and Chief Financial Officer of its Partner Brands Group. Mr. Hartung has a Bachelor of Science degree in accounting and economics as well as an MBA from Illinois State University.

        Robert D. (Bob) Wilner is Chief Administrative Officer responsible for Human Resources and Information Technology. Mr. Wilner joined Chipotle in 2002 after spending 30 years at McDonald's where he held a variety of operations and human resources positions, most recently as Vice President of Human Resources of the Partner Brands Group of McDonald's. He also served in a number of other capacities in Human Resources (domestic and international) and Operations at McDonald's.

        Albert S. Baldocchi has served as a director of Chipotle since 1997. He has been self-employed for the past five years as a financial consultant and strategic advisor for a variety of privately held companies with a specialization in multi-unit restaurant companies. Mr. Baldocchi holds a Bachelor of Science degree in chemical engineering from the University of California at Berkeley and an MBA from Stanford University.

        John S. Charlesworth has served as a director of Chipotle since 1999. He is currently the sole owner/ member of Hunt Business Enterprises LLC, which is engaged in the business of consulting and business management. Hunt Business Enterprises also owns and operates three car care facilities under the EZ Street trademark. Before retiring in 2000, Mr. Charlesworth worked for McDonald's for 26 years, most recently as president of its Midwestern division from July 1997 to December 2000. He holds a Bachelor of Science degree in business, majoring in economics, from Virginia Polytechnic Institute.

        Patrick J. Flynn has served as a director of Chipotle since 1998. He has been retired since January 2, 2001. Before retiring in 2001, Mr. Flynn spent 39 years at McDonald's where he held a variety of executive and management positions, most recently as Executive Vice President responsible for strategic planning and acquisitions.

        Darlene J. Friedman has served as a director of Chipotle since 1995. Prior to retiring in 1995, Ms. Friedman spent 19 years at Syntex Corporation where she held a variety of management positions, most recently as Senior Vice President of Human Resources. While at Syntex Corporation, Ms. Friedman was a member of the corporate executive committee and the management committee. Ms. Friedman holds a Bachelor of Arts in psychology from the University of California at Berkeley and an MBA from the University of Colorado.

        Mats Lederhausen has served as a director of Chipotle since 1999. He is currently Managing Director of McDonald's Ventures, a business unit of McDonald's, and was recently President of McDonald's Business Development Group. Mr. Lederhausen has held a variety of executive and management positions with McDonald's since 1994. He worked for The Boston Consulting Group in London from 1988 to 1990. Mr. Lederhausen is currently chairman of the board of directors of the not-for-profit Business for Responsibility and serves on the board of trustees of Ronald McDonald House Charities. Mr. Lederhausen graduated from Bromma Gymnasium of Sweden with a degree in business administration and holds a master's degree from the Stockholm School of Economics.

Compensation Committee

        The compensation committee oversees Chipotle's executive compensation policies and programs. The committee annually reviews and approves the corporate goals and objectives relevant to the compensation of its "named executive officers" as defined under SEC rules, currently consisting of its Chairman and Chief Executive Officer, President and Chief Operating Officer, Chief Finance and Development Officer and its Chief Administrative Officer, and evaluates their performance in light of these goals and objectives. Based on this evaluation, the compensation committee determines the base, incentive, equity and other compensation of each of Chipotle's named executive officers. The compensation committee also administers Chipotle's stock option and other incentive compensation plans and reviews its compensation practices as they relate to key employees to ensure that those plans remain equitable and competitive. The committee reviews any significant new employee benefit plans that may be proposed, any significant changes to existing plans or changes with a disproportionate effect on Chipotle's officers or which primarily benefit key employees, and will prepare an annual report to be included in Chipotle's proxy statements when required by SEC rules. To assist the committee in the design and review of executive compensation programs, the committee may retain independent consultants determined by the committee to be qualified, and any consultants so engaged will report directly to the committee.

Compensation Committee Interlocks and Insider Participation

        None of Chipotle's executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on Chipotle's board of directors or compensation committee.

Executive Compensation

        The following table sets forth certain information concerning the compensation of those persons who were, as of December 31, 2005, the Chief Executive Officer and Chipotle's executive officers (the "named executive officers").

Summary Compensation Table

	Annual Compensation				Long-Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation ($)(1)	Restricted Stock Awards ($)		Options/ SARS (#)(2)	LTIP ($)	All Other Compensation ($)(3)
Steve Ells Chairman and Chief Executive Officer	2005 2004 2003	384,369 367,115 314,990	486,233 297,101 411,938	— — —	— — —		— 25,000 24,833	— — 90,636	28,295 31,871 23,905
Montgomery F. Moran(4) President and Chief Operating Officer	2005 2004 2003	250,039 — —	380,952 — —	— — —	2,990,000 — —	(5)	— — —	— — —	879 — —
John R. Hartung Chief Finance and Development Officer	2005 2004 2003	287,804 284,213 260,564	256,383 159,779 235,689	67,893 66,228 84,652	— — —		— 18,333 13,833		18,676 21,692 16,475
Robert D. Wilner Chief Administrative Officer	2005 2004 2003	235,008 234,784 219,061	196,809 123,024 180,417	38,118 326,298 67,258	— — —		— 13,333 13,833	— — —	14,951 17,704 13,812

(1)
Includes (i) for 2005, $49,511 and $24,743 in temporary housing and relocation expenses, and $18,382 and $13,375 for company car costs for Mr. Hartung and Mr. Wilner, respectively; (ii) for 2004, $50,256 and $101,721 in temporary housing and relocation expenses for Mr. Hartung and Mr. Wilner, respectively, and a $214,500 payment to Mr. Wilner to cover a loss on the sale of his home incurred in connection with his relocation; and (iii) for 2003, $56,558 and $54,535 in temporary housing and relocation expenses for Mr. Hartung and Mr. Wilner, respectively.

(2)
In 2003, Chipotle granted stock options, and in 2004, it granted stock appreciation rights, or SARs, that were converted upon its initial public offering into stock options with the same vesting, exercise price and exercise deadline terms of the previous SARs. No options or SARs were granted in 2005. In January 2006, in connection with its initial public offering, Chipotle granted options to the named executive officers to purchase shares of class A common stock under the 2006 Stock Incentive Plan in the amounts of 150,000 to Mr. Ells, 80,000 to Mr. Moran, 48,000 to Mr. Hartung and 40,000 to Mr. Wilner. One-half of the total options granted to each officer was attributable to service in 2005.

(3)
All Other Compensation consists of the following (i) for 2005, for Messrs. Ells, Hartung, Wilner and Moran, respectively: $27,259, $17,904, $14,321 and $0 of employer matching contributions to a 401(k) and a supplemental retirement plan maintained by McDonald's in which certain of Chipotle's executives participate and $1,036, $772, $630 and $879 for group term life insurance premiums; (ii) for 2004, for Messrs. Ells, Hartung and Wilner respectively: $31,162, $20,796 and $16,608 of employer matching contributions to a 401(k) and a supplemental retirement plan maintained by McDonald's in which certain of Chipotle's executives participate and $709, $896 and $1,096 for group term life insurance premiums; and (iii) for 2003, for Messrs. Ells, Hartung and Wilner, respectively: $23,344, $15,643 and $13,112 of employer matching contributions to a 401(k) and a supplemental retirement plan maintained by McDonald's in which certain of Chipotle's executives participate and $561, $832 and $700 for group term life insurance premiums.

(4)
Mr. Moran was hired as President and Chief Operating Officer on March 24, 2005. His annualized salary for 2005 was $330,000.

(5)
On May 27, 2005, Mr. Moran was granted 153,333 shares of non-vested class B common stock, which are subject to forfeiture, and vest in equal annual installments over three years from March 24, 2005, subject to his continued employment with Chipotle. The shares also vest on a termination of

  Mr. Moran's employment by Chipotle without cause, by Mr. Moran for good reason, or due to Mr. Moran's death or disability. Mr. Moran has the right to vote these shares and to accrue dividends, subject to vesting restrictions, prior to the vesting date of the restricted shares. The fair market value of the non-vested shares as of December 31, 2005 was estimated to be $2,990,000 based on a value of $19.50 per share.

        For each of the persons listed below, the following is their beneficial ownership of shares of common stock of McDonald's as of June 30, 2006 (including shares with respect to which each will acquire voting and/or investment power within 60 days):

	Shares of McDonald's Common Stock Beneficially Owned
Name and Address of Beneficial Owner(1)	Number of Shares	Percentage of Class
Steve Ells(2)	41,050	*
John Hartung(2)	148,460	*
Montgomery Moran	—	—
Robert Wilner(2)	84,443	*
Albert Baldocchi	—	—
John Charlesworth	—	—
Patrick Flynn	8,469	*
Darlene Friedman	—	—
Mats Lederhausen	218,446	*
All current Chipotle directors and executive officers as a group (9 persons)	500,868	*

*
Less than one percent (1%)

(1)
The address for the listed beneficial owners is as follows: for each director or executive officer, c/o Chipotle Mexican Grill, Inc., 1543 Wazee Street, Suite 200, Denver, CO, 80202.

(2)
Includes 41,050, 134,900 and 84,240 shares issuable upon exercise of options to purchase shares of McDonald's common stock held by Messrs. Ells, Hartung and Wilner, respectively.

        For each of the persons listed below, the following is their beneficial ownership of shares of common stock of Chipotle as of June 30, 2006, except for FMR Corp. and Morgan Stanley, as specified below (including shares with respect to which each will acquire voting and/or investment power within 60 days but excluding, in the case of Chipotle class A shares, any conversion of the Chipotle class B shares into the Chipotle class A shares):

	Shares of Chipotle Class A Common Stock Beneficially Owned			Shares of Chipotle Class B Common Stock Beneficially Owned
Name and Address of Beneficial Owner(1)	Number of Shares(2)		Percentage of Class	Number of Shares		Percentage of Class
McDonald's Corporation(3)	—		—	16,539,967		88.7
FMR Corp.(4)	1,518,250		11.0	—		—
Morgan Stanley(5)	1,033,700		7.5	—		—
Steve Ells	44,933	(6)	*	1,005,050		5.4
John Hartung	62,166	(7)	*	—		—
Montgomery Moran	35,000		*	153,333	(8)	*
Robert Wilner	62,166	(9)	*	—		—
Albert Baldocchi	35,412		*	162,841	(10)	*
John Charlesworth	22,412		*	—		—
Patrick Flynn	40,412		*	—		—
Darlene Friedman	412		*	40,000	(11)	*
Mats Lederhausen	40,000		*	—		—
All current Chipotle directors and executive officers as a group (9 persons)	342,913		2.5	1,361,224		7.3

*
Less than one percent (1%)

(1)
The address for the listed beneficial owners, other than McDonald's Corporation, FMR Corp. and Morgan Stanley is as follows: c/o Chipotle Mexican Grill, Inc., 1543 Wazee Street, Suite 200, Denver, CO, 80202.

(2)
Reflects options held by each shareholder, if any, that are exercisable within 60 days.

(3)
The address for McDonald's Corporation is One McDonald's Plaza, Oak Brook, IL 60523.

(4)
The number of shares beneficially owned is based solely on information in a Schedule 13G, dated July 10, 2006, filed by FMR Corp. The address for FMR Corp. is 82 Devonshire Street, Boston, MA 02109.

(5)
The number of shares beneficially owned is based solely on information in an amended Schedule 13G, dated June 12, 2006, filed by Morgan Stanley. The address for Morgan Stanley is 1585 Broadway, New York, NY 10036.

(6)
Includes 44,833 shares of class A common stock underlying options held by Mr. Ells that are exercisable within 60 days of June 30, 2006.

(7)
Includes 27,166 shares of class A common stock underlying options held by Mr. Hartung that are exercisable within 60 days of June 30, 2006.

(8)
102,222 of the shares of class B common stock beneficially owned by Mr. Moran are non-vested shares. Mr. Moran has the right to vote these shares and receive dividends in respect thereof, subject to his continued employment with Chipotle. Those shares are, however, subject to forfeiture in certain circumstances.

(9)
Includes 27,166 shares of class A common stock underlying options held by Mr. Wilner that are exercisable within 60 days of June 30, 2006.

(10)
Includes 140,623 shares of class B common stock owned jointly by Albert Baldocchi and Anne Baldocchi.

(11)
Reflects 40,000 shares of class B common stock owned by the Alan H. and Darlene J. Friedman Revocable Trust.

  SAR Grants in Last Fiscal Year

        Chipotle did not grant any stock options or stock appreciation rights ("SARs") in 2005. In 2006, it issued option grants. See "—Description of Equity Compensation Plans—Chipotle 2006 Stock Incentive Plan" for more information.

  Aggregated Company Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End

        The following table provides summary information about options and SARs held by the named executive officers in fiscal 2005. The value of unexercised, in-the-money options and SARs at fiscal year-end is calculated using the difference between the applicable exercise price and the estimated fair market value as of December 31, 2005, which has been deemed to be $19.50 per share, multiplied by the number of shares underlying the option or SAR. An option or SAR is in-the-money if the fair market value of the common stock subject to the option is greater than the exercise price. All SARs were converted upon Chipotle's initial public offering into options to purchase shares of class A common stock, with the same vesting, exercise price and exercise deadline terms as the previous SARs.

			Number of Securities Underlying Unexercised Options/SARs as of December 31, 2005 (#)		Value of Unexercised In-the-Money Options/SARs as of December 31, 2005 ($)(1)
	Shares Acquired on Exercise (#)	Value Realized ($)
Name and Principal Position			Exercisable	Unexercisable	Exercisable	Unexercisable
Steve Ells Chairman and Chief Executive	—	—	20,000	49,833	90,600	49,914
Montgomery F. Moran President and Chief Operating Officer	—	—	—	—	—	—
John R. Hartung Chief Finance and Development Officer	—	—	13,333	32,166	60,398	27,804
Robert D. Wilner Chief Administrative Officer	—	—	13,333	27,166	60,398	27,804

(1)
Calculated using the price of $19.50 estimated to be the fair market value on December 31, 2005, less the applicable exercise price multiplied by the number of option shares or SARs, as applicable.

  Aggregated McDonald's Option / SAR Exercises in Last Fiscal Year and Fiscal Year-End

        Messrs. Hartung and Wilner were both employees of McDonald's prior to joining Chipotle. Due to McDonald's current economic interest in Chipotle, any options granted to Messrs. Hartung and Wilner by McDonald's continue to vest while these individuals remain employed by Chipotle. In addition, McDonald's granted options to certain of Chipotle's employees in 2001 because Chipotle did not have its own employee stock option plan at that time.

        Options granted under McDonald's plan have an exercise price equal to the fair market value of a share of McDonald's common stock on the grant date, generally have a ten-year life, and vest in equal annual installments over periods of four years. Generally, options expire 30 days after termination of employment; however, McDonald's equity compensation plans provide for accelerated vesting and an extended exercise period upon death, change in control, disability, retirement and, under other limited circumstances, upon termination of employment. McDonald's compensation committee has general authority to accelerate, extend or otherwise modify benefits under stock option grants. Subject to the approval of the compensation committee, options may be transferred to certain permissible transferees, including immediate family members, for no consideration.

        The following table provides summary information about McDonald's options held by the named executive officers during fiscal 2005.

			Number of McDonald's Securities Underlying Unexercised Options/SAR as of December 31, 2005 (#)(2)
					Value of Unexercised In-the-Money Options/SARs as of December 31, 2005 ($)(3)
	McDonald's Shares Acquired on Exercise (#)
		McDonald's Value Realized ($)(1)
Name and Principal Position			Exercisable	Unexercisable	Exercisable	Unexercisable
Steve Ells Chairman and Chief Executive	—	—	41,050	—	176,105	—
Montgomery F. Moran President and Chief Operating Officer	—	—	—	—	—	—
John R. Hartung Chief Finance and Development Officer	8,000	71,000	135,025	6,875	658,473	34,169
Robert D. Wilner Chief Administrative Officer	—	—	89,240	5,000	469,781	24,850

(1)
Calculated by subtracting the exercise price from the market value of the McDonald's common stock on the exercise date, then multiplying by the number of shares exercised. All values are on a pre-tax basis.

(2)
The option term was extended three years for those options granted between May 1, 1999 and December 31, 2000 that have an exercise price greater than $28.90.

(3)
Calculated using the closing price of the McDonald's common stock as of December 30, 2005 ($33.72 per share), less the option exercise price multiplied by the number of exercisable and unexercisable option shares. All values are on a pre-tax basis.

Description of Equity Compensation Plans

  Chipotle 2006 Stock Incentive Plan

        General.    Effective January 25, 2006, McDonald's, as Chipotle's majority shareholder, approved the Chipotle Mexican Grill, Inc. 2006 Stock Incentive Plan (the "2006 Incentive Plan") and Chipotle's board of directors adopted the 2006 Incentive Plan. The 2006 Incentive Plan is administered by Chipotle's compensation committee or such other committee as its board of directors will appoint from time to time to administer and to otherwise exercise and perform the authority and functions assigned to such committee (the "Committee").

        The purpose of the 2006 Incentive Plan is to promote Chipotle's interests and the interests of its shareholders by providing its employees and its non-employee directors, who collectively are responsible for the management, growth and protection of its business, with incentives and rewards to encourage them to continue in its service. The 2006 Incentive Plan is designed to meet this purpose by providing these employees and eligible non-employee directors with a proprietary interest in pursuing Chipotle's long-term growth, profitability and financial success.

        The material terms of the 2006 Incentive Plan are summarized below. The summary is not a complete description of the terms of the 2006 Incentive Plan.

        Eligible Participants and Types of Awards.    The 2006 Incentive Plan provides for the grant of non-qualified and incentive stock options ("Options") and other stock-based awards (Options and other stock-based awards are referred to herein as the "Incentive Awards") to Chipotle's employees and non-employee directors. Incentive Awards may be settled in cash or in shares or other property pursuant to the terms of the relevant Incentive Award.

        Shares Available for Awards and Individual Award Limits.    The number of shares of Chipotle's class A common stock authorized for issuance with respect to Incentive Awards granted under the 2006 Incentive Plan is 2,200,000, of which 1,080,974 represent shares that were authorized for issuance but not issued under Chipotle's Option Plan. This 2,200,000 includes shares issuable upon the exercise of Chipotle's converted SARs (as described below under "Chipotle Stock Appreciation Rights Plan"). Of those shares, the maximum number of shares that may be covered by "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), will not exceed 2,200,000. Shares issued under the 2006 Incentive Plan may be either newly issued shares or treasury shares.

        The maximum number of shares that may be covered by Incentive Awards granted under the 2006 Incentive Plan to any single participant in the 2006 Incentive Plan (a "Participant") in any calendar year will not exceed 333,333 shares.

        Shares covered by Incentive Awards will only be counted as used to the extent they are actually issued and delivered to a Participant (or a Participant's permitted transferees). Accordingly, if an Incentive Award is settled for cash or if shares are withheld to pay the exercise price of an Option or to satisfy any tax withholding requirement in connection with an Incentive Award, only the shares issued (if any), net of the shares withheld, will be deemed delivered for purposes of determining the number of shares that remain available for delivery under the 2006 Incentive Plan. In addition, if shares are issued subject to conditions which may result in the forfeiture, cancellation or return of such shares to Chipotle, any portion of the shares forfeited, cancelled or returned will be treated as not issued pursuant to the 2006 Incentive Plan. Furthermore, if shares owned by a Participant (or a Participant's permitted transferees) are tendered (either actually or through attestation) to Chipotle in payment of any obligation in connection with an Incentive Award, the number of shares tendered will be added to the number of shares that are available for delivery under the 2006 Incentive Plan.

        If Chipotle uses cash it receives in payment of the exercise price or purchase price in connection with any Incentive Award to repurchase shares, the shares so repurchased will be added to the aggregate number of shares available under the 2006 Incentive Plan. Shares covered by Incentive Awards granted pursuant to the 2006 Incentive Plan in connection with the assumption, replacement, conversion or adjustment of outstanding equity-based awards in the context of a corporate acquisition or merger will not count as used under the 2006 Incentive Plan for these purposes.

        Administration.    The Committee will from time to time designate those persons who will be granted Incentive Awards and the amount, type and other terms and conditions of such Incentive Awards. The Committee has full authority to administer the 2006 Incentive Plan, including authority to interpret and construe any provision of the 2006 Incentive Plan and the terms of any Incentive Award issued under it and to adopt such rules and regulations for administering the 2006 Incentive Plan, as it may deem necessary. Pursuant to this authority, on or after the date of grant of an Incentive Award under the 2006 Incentive Plan, the Committee may (i) accelerate the date on which any such Incentive Award becomes vested, exercisable or transferable, as the case may be; (ii) extend the term of any such Incentive Award, including, without limitation, extending the period following a termination of a Participant's employment during which any such Incentive Award may remain outstanding; (iii) waive any conditions to the vesting, exercisability or transferability, as the case may be, of any such Incentive Award; or (iv) provide for the payment of dividends or dividend equivalents with respect to any such Incentive Award; provided that the Committee will not have any such authority to the extent that the grant of such authority would cause any tax to become due under Section 409A of the Code.

        Under the 2006 Incentive Plan, Chipotle expects to pay any amount payable with respect to an Incentive Award in accordance with the terms of such Incentive Award, provided that the Committee may, in its discretion, defer the payment of amounts payable with respect to an Incentive Award subject to and in accordance with the terms of any deferred compensation plans Chipotle may adopt from time to time.

        Significant Features of Incentive Awards.    The following is a description of the terms that apply to each Option issued under the 2006 Incentive Plan. Each Option entitles the holder thereof to purchase a specified number of shares. The exercise price of each Option is at least equal to 100% of the fair market value of a share on the date on which the Option is granted. Options have terms that do not exceed ten years and have vesting periods as determined by the Committee. Each Option may be exercised in whole or in part; provided, however, that no partial exercise of an Option will be for an aggregate exercise price of less than an amount determined by the Committee from time to time. Each agreement evidencing the award of each Option will specify the consequences with respect to such Option of the termination of the employment, service as a director or other relationship between Chipotle and the Participant.

        The Committee may grant equity-based or equity-related Incentive Awards other than Options in such amounts and subject to such terms and conditions as the Committee determines. Each such Incentive Award may, among other things, (i) involve the transfer of actual shares, either at the time of grant or thereafter, or payment in cash or otherwise of amounts based on the value of shares; (ii) be subject to performance-based and/or service-based conditions; and (iii) be in the form of stock appreciation rights, phantom stock, restricted stock, restricted stock units, performance shares, deferred share units, share-denominated performance units or other full value stock awards.

        Performance-Based Compensation.    The Committee may grant Incentive Awards that are intended to qualify under the requirements of Section 162(m) of the Code as performance-based compensation. The performance goals upon which the payment or vesting of any Incentive Award (other than Options) that is intended to so qualify may relate to one or more of the following performance measures: (i) revenue growth; (ii) operating income; (iii) operating cash flow; (iv) net income; (v) earnings per share; (vi) return on sales; (vii) return on assets; (viii) return on equity; (ix) return on invested capital; (x) new restaurant openings; and (xi) total shareholder return.

        Performance periods may be equal to or longer than, but not less than, one fiscal year of Chipotle and its subsidiaries and may be overlapping. Within 90 days after the beginning of a performance period, and in any case before 25% of the performance period has elapsed, Chipotle expects that the Committee will establish (i) performance goals and objectives for such performance period; (ii) target awards for each Participant; and (iii) performance schedules or other objective methods for determining the applicable performance percentage to be applied to each such target award.

        The measurement of any performance measure(s) may exclude the impact of charges for restructurings, discontinued operations, extraordinary items, and other unusual or non-recurring items, and the cumulative effects of accounting changes, each as defined by generally accepted accounting principles and as identified in Chipotle's audited financial statements, including the notes thereto. Any performance measure(s) may be used to measure Chipotle's performance as a whole or the performance of any of its business units or any combination thereof, as the Committee may deem appropriate, or any of the above performance measures as compared to the performance of a group of competitor companies, or a published or special index that the Committee, in its sole discretion, deems appropriate.

        General Plan Provisions.    The 2006 Incentive Plan provides for an adjustment in the number of shares available to be issued under the 2006 Incentive Plan, the number of shares subject to Incentive Awards and the exercise prices of certain Incentive Awards upon a change in Chipotle's capitalization, a stock dividend or split, a merger or combination of shares and certain other similar events.

        The 2006 Incentive Plan also provides that Participants may elect to satisfy certain federal income tax withholding requirements by remitting to Chipotle cash or, subject to certain conditions, shares or by instructing Chipotle to withhold shares payable to the Participant.

        Under the 2006 Incentive Plan, Options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution, except as permitted by the Committee on a general or specific basis.

        Chipotle's board of directors may at any time suspend or discontinue the 2006 Incentive Plan or revise or amend it in any respect whatsoever, except that, to the extent any applicable law, regulation or rule of a stock exchange requires shareholder approval for any revision or amendment to be effective, the revision or amendment will not be effective without shareholder approval.

        Chipotle will not make any grants of Incentive Awards under the 2006 Incentive Plan following the tenth anniversary of the date that the 2006 Incentive Plan becomes effective.

        The 2006 Incentive Plan provides for accelerated vesting of awards under certain circumstances in connection with a change in control of Chipotle.

        Tax Consequences of the Plan.    The tax consequences of participation in the Plan for Participants and Chipotle generally depend on the type of award issued to a Participant. In general, if a Participant recognizes ordinary income in connection with the grant, vesting or exercise of an award, Chipotle is entitled to a corresponding deduction equal to the amount recognized as income by the Participant.

        In connection with Chipotle's initial public offering completed in January 2006, and taking into consideration the fact that it did not grant any stock options or SARs to its named executive officers in 2005, the Committee approved, and its board of directors ratified, the grant of Options under its 2006 Incentive Plan to purchase 75,000, 40,000, 24,000 and 20,000 shares in respect of 2005 and 75,000, 40,000, 24,000 and 20,000 shares in respect of 2006 to Messrs. Ells, Moran, Hartung and Wilner, respectively. In addition, Chipotle granted a one-time grant of Options to purchase an aggregate of 456,150 shares to all of its salaried employees. These Options have a seven-year term, subject to earlier termination in the event of a Participant's termination of employment with Chipotle, and were granted with an exercise price equal to the public offering price of its shares in its initial public offering. These Options will vest in full on the third anniversary of the grant date if the Participant remains continuously employed by Chipotle, and will be subject to accelerated vesting in connection with certain qualifying terminations of employment such as a termination due to death, disability or retirement or in connection with a change in control of Chipotle.

  Chipotle 2006 Cash Incentive Plan

        Effective January 25, 2006, McDonald's, as Chipotle's majority shareholder, approved the Chipotle Mexican Grill, Inc. 2006 Cash Incentive Plan (the "Cash Bonus Plan"), and Chipotle's board of directors adopted the Cash Bonus Plan for its key employees. The Cash Bonus Plan is administered by a committee of its board of directors, which includes at least two members who qualify as "outside directors" within the meaning of Section 162(m) of the Code.

        Awards under the Cash Bonus Plan may be designed to qualify under the requirements of Section 162(m) of the Code as performance-based compensation. The performance goals upon which the payment or vesting of any cash award that is intended to so qualify depends may relate to one or more of the following performance measures: (i) revenue growth; (ii) operating income; (iii) operating cash flow;

(iv) net income; (v) earnings per share; (vi) return on sales; (vii) return on assets; (viii) return on equity; (ix) return on invested capital; (x) new restaurant openings; and (xi) total shareholder return.

        Performance periods under the Cash Bonus Plan may be equal to or longer than, but not less than, one of Chipotle's fiscal years and may be overlapping. Within 90 days after the beginning of a performance period, and in any case before 25% of the performance period has elapsed, the compensation committee will establish (i) performance goals and objectives for such performance period; (ii) target awards for each participant; and (iii) performance schedules or other objective methods for determining the applicable performance percentage to be applied to each such target award. The measurement of any performance measure(s) may exclude the impact of charges for restructurings, discontinued operations, extraordinary items, and other unusual or non-recurring items, and the cumulative effects of accounting changes, each as defined by generally accepted accounting principles and as identified in Chipotle's audited financial statements, including the notes thereto. Any performance measure(s) may be used to measure the performance of Chipotle as a whole or any business unit of it or any combination thereof, as the compensation committee may deem appropriate, or any of the above performance measures as compared to the performance of a group of competitor companies, or a published or special index that the compensation committee, in its sole discretion, deems appropriate.

        The amount paid under the Cash Bonus Plan to any participant with respect to any award for a performance period of one year will not exceed $3.0 million. The amount paid under the Cash Bonus Plan to any participant with respect to any award for a performance period of more than one year will not exceed $9.0 million. No participant will be eligible to earn awards for more than three performance periods that end within any single fiscal year.

  Chipotle Executive Stock Option Plan

        Under the Chipotle Executive Stock Option Plan (the "Option Plan"), its board of directors or a committee designated by its board of directors may grant to its key employees who are employed in job classification A, B or C options to purchase its common stock. The Option Plan provides for the issuance of up to 1,000,000 shares of Chipotle's common stock, and further provides that for grants in any consecutive 12 month period, (i) the aggregate exercise price of options granted under the Option Plan may not exceed the greater of (A) $1,000,000; and (B) 15% of Chipotle's total assets measured as of its most recent balance sheet date; and (ii) the number of shares subject to Options granted under the Option Plan may not exceed 15% of the number of shares outstanding, measured at its most recent balance sheet date.

        All options granted under the Option Plan have an exercise price at least equal to the fair market value of the underlying stock on the date of grant, and a term of five years and six months, subject to earlier termination in the event of the termination of a participant's employment with Chipotle. Under the Option Plan, Chipotle or McDonald's (so long as it continues to own at least 50% of Chipotle's then-outstanding shares) may elect to repurchase any or all of the outstanding options for a cash payment equal to their value at the time of repurchase and/or to terminate the Option Plan.

        Options granted under the Option Plan prior to Chipotle's initial public offering in January 2006 remain outstanding in accordance with their terms as adjusted to take into account its initial public offering. These options are in respect of Chipotle class A shares. Chipotle does not intend to grant additional options under the Option Plan.

  Chipotle Stock Appreciation Rights Plan

        Under the Chipotle Stock Appreciation Rights Plan (the "SAR Plan"), its compensation committee has granted SARs relating to its common stock to key employees who are employed in job classification A, B, C or D. Each outstanding SAR represents the right to receive a cash award equal to the appreciation in value of a share of common stock over a base "exercise" price. The exercise price of each SAR granted under the SAR Plan is at least equal to the fair market value of a share of common stock at the time of grant. Upon exercise of a SAR, a participant is entitled to receive a cash payment equal to the excess of the fair market value of a share of common stock on the date of exercise over the exercise price of the SAR. The SAR Plan was adopted on July 14, 2004.

        In connection with Chipotle's initial public offering and with approval by the compensation committee, it converted all of its outstanding cash-settled SARs into stock options to purchase Chipotle class A shares. As a result, upon exercise of a SAR an employee is entitled to receive shares of Chipotle's class A common stock instead of receiving a cash payment. The shares issued upon exercise of the converted SARs will be issued under the 2006 Incentive Plan. No changes were made to the exercise prices or number of SARs currently outstanding in connection with the conversion of the SARs from cash-settled rights to options.

        Chipotle does not intend to issue additional awards under the SAR Plan.

AGREEMENTS BETWEEN McDONALD'S
AND CHIPOTLE AND OTHER RELATED PARTY TRANSACTIONS

        McDonald's owns 16,539,967 shares of Chipotle class B common stock, which represented approximately 82.2% of the voting interest and 50.8% of the economic interest in Chipotle's outstanding common stock as of June 30, 2006.

        Certain agreements between Chipotle and McDonald's are summarized below and address, among other things, services that McDonald's has provided to Chipotle directly or through its own vendor relationships. Historically, Chipotle has also entered into short-term agreements with McDonald's to provide it with temporary capital. In addition, in past periods Chipotle has invested its excess cash under short-term agreements with McDonald's. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Chipotle—Liquidity and Capital Resources." Currently, one of the members of Chipotle's board of directors, Mats Lederhausen, is also an employee of McDonald's.

        Chipotle has reimbursed McDonald's for payroll and related expenses for certain McDonald's employees who performed services for Chipotle, insurance coverage, 401(k) plan, software maintenance agreements and non-income based taxes, and has leased office and restaurant space from McDonald's and its affiliates. McDonald's continues to provide certain services to Chipotle under the agreements described below. In aggregate, Chipotle paid McDonald's $9.2 million, $8.8 million and $5.6 million in 2005, 2004 and 2003, respectively, and $5.9 million in the six months ended June 30, 2006.

Separation Agreement

        McDonald's and Chipotle have entered into a separation agreement, which has been filed as an exhibit to the registration statement of which this Prospectus–Offer to Exchange forms a part, which will become effective on the completion of the exchange offer. The separation agreement will govern the relationship between McDonald's and Chipotle after the separation of the two companies. Matters addressed by the separation agreement include (i) information sharing and confidentiality restrictions; (ii) cooperation in connection with certain regulatory and other proceedings; and (iii) allocation of corporate opportunities. The separation agreement requires McDonald's to cause any person who is both an employee of McDonald's and a member of Chipotle's board of directors to resign as a director of Chipotle promptly following the effective date of the agreement. Currently, the only such person is Mats Lederhausen.

        The separation agreement also addresses how employment-related responsibilities and liabilities will be divided as between McDonald's and Chipotle after the separation. More specifically, the separation agreement provides for (i) the continuation of certain compensation arrangements for Chipotle employees; (ii) the establishment and maintenance of a Chipotle 401(k) plan; (iii) the transfer of assets contributed by Chipotle employees to a McDonald's 401(k) plan; (iv) the establishment and maintenance of a Chipotle medical insurance plan; (v) the transfer of Chipotle employees from McDonald's medical insurance plan to Chipotle's medical insurance plan; and (vi) the termination of certain Chipotle employees' participation in certain nonqualified employee benefit plans maintained by McDonald's. The agreement also contains restrictions on the solicitation of employees of the other party.

        The separation agreement also includes certain covenants and representations of Chipotle in connection with the tax-free status of the exchange offer and any spin-off and contains various indemnification obligations relating to tax matters. Pursuant to the agreement, Chipotle has generally agreed (i) to maintain its current business as an active business for a period of at least two years following the completion of the exchange offer and any spin-off; (ii) to maintain the relative voting rights of any separate classes of its stock for a period of at least two years following the completion of the exchange offer and any spin-off (and between two years and five years after such transactions, Chipotle shall generally only alter the relative voting rights if McDonald's obtains a ruling or opinion that such change will not affect the tax-free status of the exchange offer and any spin-off); and (iii) for a period of two years following the completion of the exchange offer and any spin-off, not to agree to certain acquisitions of significant amounts of its stock, transfer significant amounts of its assets, merge or consolidate with any other person, repurchase its stock or take any other action (including an action that would be inconsistent with the representations relied upon by McDonald's in connection with the tax-free status of the exchange offer and any spin-off) that would be reasonably likely to jeopardize the tax-free status of the exchange offer or any spin-off, except in specified circumstances. The separation agreement also contains a tax indemnity, under which Chipotle has agreed to indemnify McDonald's for taxes and related losses McDonald's incurs as a result of the exchange offer or any spin-off failing to qualify as a tax-free transaction, if the taxes and related losses are attributable to (i) direct or indirect acquisitions of Chipotle's stock or assets (regardless of whether Chipotle consents to such acquisitions); (ii) negotiations, understandings, agreements or arrangements in respect of such acquisitions; (iii) any amendment to Chipotle's restated certificate of incorporation (or other organizational documents) or other action that affects the relative voting rights of any separate classes of Chipotle capital stock; or (iv) Chipotle's failure to comply with applicable representations and undertakings and the restrictions placed on its actions under the separation agreement.

        The tax indemnity covers corporate level taxes and related losses suffered by McDonald's in the event of a 50% or greater change in Chipotle's stock ownership, as well as taxes and related losses suffered by McDonald's if, due to any of Chipotle's representations or undertakings being incorrect or violated, the exchange offer and any spin-off is determined to be taxable for other reasons.

        Chipotle and McDonald's have also agreed to indemnify each other for various other matters, including liabilities arising out of certain benefit plans and breaches of the separation agreement. In addition, each of Chipotle and McDonald's, on its own behalf and on behalf of its affiliates post-separation, has generally agreed to release and discharge the other group from losses, liabilities and obligations from past actions relating to past conduct or operation of their respective businesses, other than for willful or intentional misconduct.

Services Agreement; Transition Services Agreement

        McDonald's currently provides Chipotle with insurance and benefits services under a services agreement that became operative on the closing date of Chipotle's initial public offering. On June 30, 2006, Chipotle received notice of termination from McDonald's of the insurance and benefits services provided to it under the services agreement. The notice of termination specifies that the services will terminate effective upon McDonald's ceasing to own, directly or indirectly, shares of common stock representing more than 80% of the combined voting power of Chipotle's outstanding common stock and, accordingly, those services will terminate no later than the date of the completion of the exchange offer. McDonald's also provided certain internal audit services to Chipotle under the services agreement, which were completed in August 2006. In addition, accounting services provided to Chipotle by McDonald's under the services agreement have also been terminated by mutual agreement of the parties, effective as of July 1, 2006.

        On June 30, 2006, in connection with the separation of the two companies and the upcoming termination of the services agreement, McDonald's and Chipotle entered into a transition services agreement. Under that agreement, McDonald's provides Chipotle, on a fee-for-services basis, with certain information technology systems and facilities services (including certain office space and equipment). These transition services are expected to conclude no later than October 30, 2006, and will terminate in any event on the second anniversary of the closing of the exchange offer. Either Chipotle or McDonald's can terminate any transition service following a breach by the other party of its obligations under the agreement with respect to that service, and either party may terminate any transition service, with immediate effect, in the event the provision or receipt of such service, as applicable, will result in a violation of applicable law or breach of a contractual obligation.

        McDonald's has also granted Chipotle a royalty-free, non-exclusive and non-transferable license for certain accounting tools and software which Chipotle is currently using. That license has a ten-year term with automatic renewals for each succeeding ten-year period. McDonald's has the option to terminate the license if Chipotle defaults on its terms.

Tax Allocation Agreement

        McDonald's has filed federal income tax returns and certain state income tax returns with Chipotle on a consolidated basis since June 2000. In connection with this consolidation, the allocation of federal and state tax liabilities to Chipotle was based on the liability that would have been calculated had Chipotle operated on a stand-alone basis. In June 2004, Chipotle entered into a tax allocation agreement with McDonald's, which as subsequently amended provided that Chipotle would make distributions to McDonald's and McDonald's would make contributions to Chipotle, such that Chipotle would incur the expense for taxes generated by its business on the same basis as if Chipotle were not part of McDonald's consolidated tax returns. At the consummation of the Chipotle initial public offering in January 2006, Chipotle exited McDonald's consolidated tax group for federal and some state tax purposes. McDonald's has agreed that any amounts owed to Chipotle by McDonald's on account of unreimbursed tax attributes will be paid to Chipotle. As of December 31, 2005 and June 30, 2006, the amount owed by McDonald's to Chipotle under the tax allocation agreement was $28.2 million and $17.6 million, respectively. Chipotle expects to receive payment from McDonald's for these tax attributes as it makes estimated tax payments, but no later than the first quarter of 2008. The tax allocation agreement continues to apply to, and governs, the sharing of tax liabilities between McDonald's and Chipotle for payments and refunds in respect of U.S. federal income taxes for all periods Chipotle was part of McDonald's consolidated U.S. federal income tax group, and for state tax purposes for those states in which Chipotle and McDonald's have filed or continue to file tax returns on a combined basis.

Registration Rights

        McDonald's and certain other current Chipotle shareholders entered into a registration rights agreement with Chipotle relating to the shares of common stock they hold (including shares issuable upon the exercise of outstanding options) at the time of Chipotle's initial public offering. Under this agreement, McDonald's has the right to require Chipotle to register for public resale under the U.S. Securities Act of 1933, as amended (the "Securities Act") its shares of Chipotle common stock that it owns. Following the completion of the exchange offer and the related spin-off, if any, McDonald's is not expected to own any securities that are registrable under the registration rights agreement.

Corporate Opportunity

        Under the terms of Chipotle's restated certificate of incorporation and the agreements between Chipotle and McDonald's, McDonald's does not have a duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as Chipotle, and McDonald's will not be liable to Chipotle or its shareholders for breach of any duty by reason of any such activities. McDonald's has no duty to communicate or offer any corporate opportunity to Chipotle that is an opportunity for both McDonald's and Chipotle, and will not be liable to Chipotle or its shareholders for any breach of duty if it pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person or entity, or does not communicate information about, or offer, such corporate opportunity to Chipotle. Chipotle's restated certificate of incorporation also provides that if a corporate opportunity is offered to:

  •
  one of Chipotle's officers or employees who is also a director (but not an officer or employee) of McDonald's, that opportunity will belong to Chipotle unless expressly offered to that person primarily in his or her capacity as a director of McDonald's, in which case it will belong to McDonald's;

  •
  one of Chipotle's directors who is also an officer or employee of McDonald's, that opportunity will belong to McDonald's unless expressly offered to that person primarily in his or her capacity as Chipotle's director, in which case it will belong to Chipotle; and

  •
  any person who is either (i) an officer or employee of both Chipotle and McDonald's or (ii) a director of both Chipotle and McDonald's (but not an officer or employee of either one), that opportunity will belong to McDonald's unless expressly offered to that person primarily in his or her capacity as Chipotle's director, in which case such opportunity shall belong to Chipotle.

        McDonald's directors, officers and employees who comply with these guidelines generally will not be liable to Chipotle or its shareholders for any breach of fiduciary duty. Chipotle's restated certificate of incorporation also specifies the means by which Chipotle's board of directors (including disinterested directors) are empowered to approve agreements between Chipotle and McDonald's pursuant to which any such agreement will not be void or voidable solely because McDonald's is a party thereto and McDonald's will have fulfilled any fiduciary duties it may have to Chipotle and its shareholders with respect thereto.

        These provisions of Chipotle's restated certificate of incorporation will expire on the date that McDonald's ceases to beneficially own shares representing at least 5% of the voting power of Chipotle's outstanding common stock and no person who is a director or officer of Chipotle is also a director or officer of McDonald's. The separation agreement will require McDonald's to cause any person who is both an employee of McDonald's and a member of Chipotle's board of directors to resign as a director of Chipotle promptly following the effective date of the agreement. Currently, the only such person is Mats Lederhausen.

Interested Director

        One of Chipotle's directors, Mats Lederhausen, is also an officer of McDonald's. So long as he holds both positions, Mr. Lederhausen may face conflicts of interest with regard to the allocation of his time between McDonald's and Chipotle or in fulfilling his obligations to both McDonald's and Chipotle. In addition, he may have interests in the exchange offer that are different from, or in addition to, your interests. Mr. Lederhausen beneficially owns shares of both McDonald's and Chipotle. See "Management of Chipotle" for a description of such ownership as of June 30, 2006. The separation agreement requires McDonald's to cause any person who is both an employee of McDonald's and a member of Chipotle's board of directors to resign as a director of Chipotle promptly following the effective date of the agreement.

Relationships with Franchisees

        Each of Chipotle's three franchisees, who in aggregate operate eight restaurants, is also a McDonald's franchisee. Chipotle granted its first franchise in April 2001 for a two-year term (which expired and was not renewed) including leases for restaurant property and equipment, and subsequently granted eight additional franchises with ten-year terms to qualified franchisees. These eight franchises are still within their initial ten-year terms. Each franchise includes the right to operate a Chipotle restaurant at a particular address only. At the end of a franchise term, the franchise expires, and the franchisee has no unilateral right to renew or extend the franchise (although Chipotle may agree with the franchisee to extend the franchise for an additional term). Each franchisee is obligated to operate franchised restaurants in accordance with Chipotle's operating standards and is obligated to allocate and spend specific amounts, as specified by Chipotle, on marketing of the restaurants, subject to Chipotle's approval of all marketing materials. Once McDonald's ceases to own a majority of Chipotle's outstanding voting common stock (which will occur upon the completion of the exchange offer and any spin-off), the terms of the franchise agreements require franchisees either to sell their Chipotle franchise to someone who agrees to perform their obligations under the franchise agreements (at fair market value determined in the manner provided in the franchise agreements) or sell their McDonald's franchise within 24 months. If the Chipotle franchisees do not sell either franchise within the 24-month period, their franchise agreements with McDonald's will terminate automatically.

Relationship with Messner & Reeves, LLC

        Monty Moran, Chipotle's President and Chief Operating Officer, served as general counsel of Chipotle while he was the chief executive officer and member of the Denver law firm Messner & Reeves, LLC, or M&R. In 2005, Chipotle paid M&R about $3.3 million and about $2.5 million for the first six months of 2006 for legal services. Of these total payments, about $0.6 million was related to Chipotle's initial public offering. Mr. Moran ceased to be a member of M&R in March 2005. During the period from January 1, 2005 to the date of Mr. Moran's departure from M&R, Chipotle incurred fees payable to M&R of about $0.8 million for legal services. Chipotle continues to employ M&R as legal counsel.

SECURITY OWNERSHIP OF MANAGEMENT OF McDONALD'S

Management of McDonald's

        The following persons are directors and/or executive officers of McDonald's as of August 23, 2006:

James A. Skinner	Vice Chairman, Chief Executive Officer and Director
Ralph Alvarez	President and Chief Operating Officer
Matthew H. Paull	Corporate Senior Executive Vice President and Chief Financial Officer
Gloria Santona	Corporate Executive Vice President, General Counsel and Secretary
Mary Dillon	Corporate Executive Vice President—Global Chief Marketing Officer
David M. Pojman	Corporate Senior Vice President—Controller
Donald Thompson	President, McDonald's USA
Denis Hennequin	President, McDonald's Europe
Hall Adams, Jr.	Director
Edward A. Brennan	Director
Robert A. Eckert	Director
Enrique Hernandez, Jr.	Director
Jeanne P. Jackson	Director
Richard H. Lenny	Director
Walter E. Massey	Director
Andrew J. McKenna	Non-Executive Chairman of the Board
Cary D. McMillan	Director
Sheila A. Penrose	Director
John W. Rogers, Jr.	Director
Roger W. Stone	Director

        The address for each of the above listed directors and executive officers is c/o McDonald's Corporation, One McDonald's Plaza, Oak Brook, Illinois 60523-1900.

Security Ownership of Management

        The following table sets forth the beneficial ownership of McDonald's directors and executive officers as of August 23, 2006. Directors and executive officers as a group owned less than 1% of McDonald's common stock.

Name	Common stock(a)(b)(c)(d)	Stock equivalents(e)	Total
Hall Adams, Jr.	30,334	11,363	41,697
Ralph Alvarez	232,510	39,055	271,565
Edward A. Brennan	20,834	18,584	39,418
Mary H. Dillon	18,750	—	18,750
Robert A. Eckert	23,334	11,450	34,784
Denis Hennequin	340,170	3,132	343,302
Enrique Hernandez, Jr.	35,442	32,037	67,479
Jeanne P. Jackson	24,584	21,307	45,891
Richard H. Lenny	2,000	2,465	4,465
Walter E. Massey	26,334	12,682	39,016
Andrew J. McKenna	51,853	59,219	111,072
Cary D. McMillan	26,334	11,340	37,674
Matthew H. Paull	337,645	12,694	350,339
Sheila A. Penrose	3,000	—	3,000
David M. Pojman	210,550	1,024	211,574
John W. Rogers, Jr.	88,434	11,071	99,505
Gloria Santona	319,273	3,775	323,048
James A. Skinner	1,176,646	34,136	1,210,782
Roger W. Stone	42,000	66,951	108,951
Donald Thompson(f)	421,279	14,884	436,163

(a)
Beneficial ownership of shares that are owned by members of their immediate families directly or through trusts is disclaimed as follows: Directors McKenna, 640; and Rogers, 100.

(b)
Includes unallocated shares held in McDonald's Profit Sharing and Savings Plan as follows: Director Skinner, 11,062; Ms. Santona, 3,601; and Messrs. Paull, 1,445; Pojman, 2,885; and Thompson, 4,827.

(c)
Includes shares that could be purchased by exercise of stock options on or within 60 days after August 23, 2006, under McDonald's option plans as follows: Directors Adams, 26,334; Brennan, 18,334; Eckert, 13,334; Hernandez, 26,334; Jackson, 22,334; Massey, 26,334; McKenna, 9,332; McMillan, 13,334; Rogers, 13,334; Skinner, 936,193; and Stone, 24,000; Ms. Santona, 246,964 and Ms. Dillon, 18,750; and Messrs. Alvarez, 232,502; Hennequin, 340,170; Paull, 330,577; Pojman, 191,276; and Thompson, 397,377.

(d)
Directors and executive officers as a group have sole voting and investment power over shares of common stock listed above except as follows: shared voting and investment powers for shares held by Directors Eckert, 10,000; Hernandez, 8,400; Jackson, 2,250; Lenny, 2,000; and Skinner, 2,168; Ms. Santona, 36,804; and Mr. Pojman, 6.

(e)
Includes common stock equivalent units credited under McDonald's retirement plans and the Directors' Stock Plan, which (e) are payable in cash.

(f)
Upon being appointed President, McDonald's USA on August 23, 2006, Mr. Donald Thompson has become subject to similar employment arrangements as other executive officers of McDonald's.

Recent Transactions in McDonald's Common Stock

        Based on the information available to McDonald's as of August 23, 2006, the following table sets forth the transactions in shares of McDonald's common stock by directors and executive officers of McDonald's during the past 60 days.

Name	Date	Number of Shares	Price Per share	Transaction
Ralph Alvarez	July 26, 2006	36,000	$14.31	Exercise of stock options
	July 26, 2006	36,000	$34.4961	Sale of shares
	July 31, 2006	18,000	$14.31	Exercise of stock options
	July 31, 2006	18,000	$35.36	Sale of shares
	August 1, 2006	24,222	$23.50	Exercise of stock options
	August 1, 2006	24,222	$35.00356	Sale of shares
Edward A. Brennan	June 30, 2006	714	—	Acquisition of phantom stock pursuant to Directors' Stock Plan, which converts to common stock at one for one basis.
Robert A. Eckert	June 30, 2006	565	—	Acquisition of phantom stock pursuant to Directors' Stock Plan, which converts to common stock at one for one basis.
Denis Hennequin	July 12, 2006	20,000	$26.63	Extension of expiration date of outstanding stock options.
	July 12, 2006	20,000	$25.45	Extension of expiration date of outstanding stock options.
	July 12, 2006	13,800	$32.60	Extension of expiration date of outstanding stock options.
	July 12, 2006	24,733	$36.37	Extension of expiration date of outstanding stock options.
	July 28, 2006	16,200	$34.80	Sale of shares
Enrique Hernandez, Jr.	June 30, 2006	744	—	Acquisition of phantom stock pursuant to Directors' Stock Plan, which converts to common stock at one for one basis.
Jeanne P. Jackson	June 30, 2006	580	—	Acquisition of phantom stock pursuant to Directors' Stock Plan, which converts to common stock at one for one basis.
Richard H. Lenny	June 30, 2006	565	—	Acquisition of phantom stock pursuant to Directors' Stock Plan, which converts to common stock at one for one basis.
Walter E. Massey	June 30, 2006	298	—	Acquisition of phantom stock pursuant to Directors' Stock Plan, which converts to common stock at one for one basis.

Andrew J. McKenna	June 30, 2006	714	—	Acquisition of phantom stock pursuant to Directors' Stock Plan, which converts to common stock at one for one basis.
Cary D. McMillan	June 30, 2006	595	—	Acquisition of phantom stock pursuant to Directors' Stock Plan, which converts to common stock at one for one basis.
John W. Rogers, Jr.	June 30, 2006	536	—	Acquisition of phantom stock pursuant to Directors' Stock Plan, which converts to common stock at one for one basis.
Roger W. Stone	June 30, 2006	560.462	$33.60	Cash out of phantom stock pursuant to election under Directors' Stock Plan. Mr. Stone received cash in this exempt transaction.
	June 30, 2006	625	—	Acquisition of phantom stock pursuant to Directors' Stock Plan, which converts to common stock at one for one basis.

U.S. FEDERAL INCOME TAX CONSEQUENCES

        The following discussion summarizes certain U.S. federal income tax consequences of the exchange offer and any spin-off for a beneficial owner of McDonald's common stock that holds such common stock as a capital asset for tax purposes. The discussion is of a general nature and does not purport to deal with persons in special tax situations, including, for example, financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, tax exempt entities, persons holding McDonald's common stock in a tax-deferred or tax-advantaged account, and persons holding McDonald's common stock as a hedge against currency risk, as a position in a "straddle," or as part of a "hedging" or "conversion" transaction for tax purposes.

        For purposes of this summary, a "U.S. holder" is a beneficial owner of McDonald's common stock that is an individual U.S. citizen or resident, a U.S. domestic corporation, or otherwise subject to U.S. federal income tax on a net income basis in respect of such common stock; a "non-U.S. holder" is a beneficial owner of McDonald's common stock that is not a U.S. holder (and is not treated as a partnership for U.S. federal income tax purposes). For the avoidance of doubt, non-U.S. individuals and corporations that are subject to U.S. federal income tax on a net income basis in respect of McDonald's common stock (e.g., because they hold such common stock in connection with a U.S. trade or business or a U.S. permanent establishment) are treated as U.S. holders for purposes of this summary. We use the term "holder" to refer to both U.S. holders and non-U.S. holders.

        This summary does not address all of the tax considerations that may be relevant to a holder of McDonald's common stock. In particular, we do not address:

  •
  the U.S. federal income tax consequences applicable to a shareholder of McDonald's that is treated as a partnership for U.S. federal income tax purposes;

  •
  the U.S. federal income tax consequences applicable to shareholders in, or partners, members, or beneficiaries of, an entity that holds McDonald's common stock;

  •
  the possible application of the "branch profits" tax to U.S. holders that are non-U.S. corporations;

  •
  the U.S. federal estate, gift, or alternative minimum tax consequences of the exchange offer and any spin-off;

  •
  the tax considerations relevant to U.S. holders whose functional currency is not the U.S. dollar;

  •
  the tax considerations relevant to holders of McDonald's employee stock options or other compensatory awards; or

  •
  any state, local, or foreign tax consequences of the exchange offer and any spin-off.

        This summary is based on laws, regulations, rulings, interpretations, and decisions now in effect, all of which are subject to change, possibly on a retroactive basis. It is not intended to be tax advice.

        You should consult your own tax advisor as to all of the tax consequences of the exchange offer and any spin-off to you in the light of your own particular circumstances, including the consequences arising under state, local, and foreign tax laws, as well as possible changes in tax laws that may affect the tax consequences described in this Prospectus–Offer to Exchange.

General

        McDonald's has received an opinion of counsel from Cleary Gottlieb Steen & Hamilton LLP confirming that, based on certain facts, assumptions, representations and undertakings from McDonald's and Chipotle, the exchange offer and any spin-off will generally qualify as transactions that are tax-free under Section 355 of the Internal Revenue Code of 1986, as amended. Except as otherwise noted, it is assumed for purposes of the following discussion that the exchange offer and any spin-off will so qualify.

        Subject to the discussion below relating to the receipt of cash in lieu of a fractional share, if the exchange offer and any spin-off qualify as tax-free, then:

  •
  no gain or loss will be recognized by, and no amount will be includible in the income of, McDonald's as a result of the exchange offer and any spin-off;

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  no gain or loss will be recognized by, and no amount will be includible in the income of, a U.S. holder solely as a result of the receipt of Chipotle class B common stock in the exchange offer or any spin-off;

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  a non-U.S. holder will not be subject to any U.S. federal gross income or withholding tax solely as a result of the receipt of Chipotle class B common stock in the exchange offer or any spin-off;

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  the holding period for Chipotle class B common stock received in the exchange offer will include the period during which the McDonald's common stock exchanged therefor was held;

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  the holding period for Chipotle class B common stock received in any spin-off will include the holding period for the McDonald's common stock with respect to which the Chipotle class B common stock is distributed;

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  a holder's tax basis in any Chipotle class B common stock received by the holder in the exchange offer will be equal to the holder's tax basis in the McDonald's common stock exchanged therefor; and

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  the tax basis of McDonald's common stock with respect to which Chipotle class B common stock is distributed in any spin-off will be apportioned between such McDonald's common stock and the shares of Chipotle class B common stock received in respect thereof, including any fractional share of Chipotle class B common stock deemed received in respect thereof, based upon relative fair market values at the time of the spin-off.

        An opinion of counsel represents counsel's best legal judgment but is not binding on the Internal Revenue Service or any court. If, on audit, the Internal Revenue Service held the exchange offer or any spin-off to be taxable, the above consequences would not apply and both McDonald's and its shareholders could be subject to tax. If the exchange offer and any spin-off were taxable to McDonald's and its shareholders, then:

  •
  McDonald's would recognize a gain equal to the excess of the fair market value of the Chipotle class B common stock held by it immediately before the completion of the exchange offer and any spin-off over McDonald's tax basis therein;

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  the exchange of McDonald's common stock in the exchange offer would be a taxable exchange, and each holder that participated in the exchange offer would recognize either (i) a capital gain or loss equal to the difference between the fair market value of the shares of Chipotle class B common stock received and the holder's tax basis in the McDonald's common stock exchanged therefor; or (ii) in certain circumstances (including where a holder increased its percentage of McDonald's common stock (directly and by attribution) as a result of the exchange offer), a taxable distribution equal to the fair market value of the shares of Chipotle class B common stock received which would be taxed as discussed in the following bullet point;

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  each holder that received shares of Chipotle class B common stock in any spin-off would be treated as if the holder received a taxable distribution equal to the fair market value of the shares of Chipotle class B common stock received, which would be taxed (i) as a dividend to the extent of the holder's pro rata share of McDonald's current and accumulated earnings and profits (including the gain to McDonald's described in the first bullet point), then (ii) as a non-taxable return of capital to the extent of the holder's tax basis in the McDonald's common stock with respect to which the distribution was made, and finally (iii) as capital gain with respect to the remaining value;

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  an individual U.S. holder would generally be subject to U.S. federal income tax at a maximum rate of 15% with respect to the portion of the exchange offer and any spin-off that was treated as a dividend or capital gain, subject to exceptions for certain short term and hedged positions (including positions held for one year or less, in the case of a capital gain), which could give rise to tax at ordinary income rates;

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  a non-U.S. holder would generally be subject to U.S. federal gross income tax with respect to the portion of the exchange offer and any spin-off that was treated as a dividend, at a rate of 30% or such lower rate as may be provided for in an applicable income tax treaty;

  •
  a non-U.S. holder would generally not be subject to U.S. federal income tax with respect to the portion of the exchange offer and any spin-off that was treated as a capital gain, unless the non-U.S. holder was an individual who was present in the United States for 183 days or more in the taxable year of the exchange offer and any spin-off and certain other conditions were met; and

  •
  a holder would generally not be subject to U.S. federal income tax with respect to the portion of any spin-off that was treated as a return of capital, although its tax basis in its McDonald's common stock would be thereby reduced.

        If, due to any of Chipotle's representations or undertakings being incorrect or violated, the Internal Revenue Service held the exchange offer or any spin-off on audit to be taxable, Chipotle could be required to indemnify McDonald's for the taxes described above and related losses. In addition, current tax law generally creates a presumption that the exchange offer and any spin-off would be taxable to McDonald's, but not to its shareholders, if Chipotle or its shareholders were to engage in transactions that result in a 50% or greater change by vote or by value in Chipotle's stock ownership during the four-year period beginning on the date that begins two years before the date of the exchange offer and any spin-off, unless it is established that the transactions and the exchange offer and any spin-off are not part of a plan or series of related transactions to effect such a change in ownership. If the exchange offer and any spin-off were taxable to McDonald's due to such a 50% or greater change in Chipotle's stock ownership, McDonald's would recognize a gain equal to the excess of the fair market value of the Chipotle class B common stock held by it immediately before the completion of the exchange offer and any spin-off over McDonald's tax basis therein and Chipotle could be required to indemnify McDonald's for the tax on such gain and related losses. See "Risk Factors—Risks Relating to the Exchange Offer and Any Spin-Off—If the exchange offer or any spin-off does not qualify as a tax-free transaction, tax could be imposed on both McDonald's and its shareholders."

Cash in Lieu of Fractional Shares

        No fractional shares of Chipotle class B common stock will be distributed to shareholders of record in connection with the exchange offer and any spin-off. All such fractional shares resulting from the exchange offer and any spin-off will be aggregated and sold by the transfer agent, and the proceeds, if any, less any brokerage commissions or other fees, will be distributed to the record owners of such fractional shares in accordance with their fractional interest in the aggregate number of shares sold. A holder that receives cash in lieu of a fractional share of Chipotle class B common stock as a part of the exchange offer and any spin-off will generally recognize capital gain or loss measured by the difference between the cash received for such fractional share and the holder's tax basis in the fractional share determined as described under "—General," above. An individual U.S. holder would generally be subject to U.S. federal income tax at a maximum rate of 15% with respect to such a capital gain, assuming that the U.S. holder had held all of its McDonald's common stock for more than one year. A non-U.S. holder would generally not be subject to U.S. federal income tax with respect to such a capital gain, unless the non-U.S. holder were an individual who was present in the United States for 183 days or more in the taxable year of the exchange offer and any spin-off and certain other conditions were met.

        Payments of cash in lieu of a fractional share of Chipotle class B common stock made in connection with the exchange offer and any spin-off may, under certain circumstances, be subject to "backup withholding," unless a holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the requirements of the backup withholding rules. Corporations and non-U.S. holders will generally be exempt from backup withholding, but may be required to provide a certification to establish their entitlement to the exemption. Backup withholding does not constitute an additional tax, but is merely an advance payment that may be refunded or credited against a holder's U.S. federal income tax liability if the required information is supplied to the Internal Revenue Service.

Information Reporting

        Current Treasury regulations require certain U.S. holders who are "significant distributees" and who receive Chipotle class B common stock pursuant to the exchange offer or any spin-off to attach to their U.S. federal income tax returns for the year in which the exchange offer and any spin-off occurs a statement setting forth certain information with respect to the transaction, including (i) the employer identification number for McDonald's, which is 36-2361282; and (ii) the employer identification number for Chipotle, which is 84-1219301. You should consult your own tax advisor to determine whether you are a significant distributee required to provide the foregoing statement.

DESCRIPTION OF CAPITAL STOCK OF CHIPOTLE

        The following discussion is a summary of the terms of Chipotle's capital stock, restated certificate of incorporation and restated bylaws and certain applicable provisions of Delaware law. Copies of Chipotle's restated certificate of incorporation and restated bylaws are exhibits to the registration statement of which this Prospectus–Offer to Exchange forms a part.

        As of June 30, 2006, Chipotle's authorized capital stock consisted of 200,000,000 shares of Chipotle class A common stock, 30,000,000 shares of Chipotle class B common stock and 600,000,000 shares of preferred stock. As of August 31, 2006, 14,105,407 shares of Chipotle class A common stock and 18,512,029 shares of Chipotle class B common stock were outstanding (excluding shares to be issued upon exercise of outstanding options), and no shares of preferred stock were outstanding.

Common Stock

        Chipotle's restated certificate of incorporation authorizes the issuance of an aggregate of 230,000,000 shares of common stock consisting of 200,000,000 shares of class A common stock and 30,000,000 shares of class B common stock. As of August 31, 2006, of those authorized shares of Chipotle class A common stock and Chipotle class B common stock, 32,617,436 shares were validly issued, fully paid and nonassessable.

  Voting Rights

        Except as provided by statute or Chipotle's restated certificate of incorporation, holders of the common stock have the sole right and power to vote on all matters on which a vote of Chipotle's shareholders is to be taken. The holders of Chipotle class A common stock and Chipotle class B common stock generally have identical rights, except that, on matters subject to shareholder vote, holders of Chipotle class A common stock are entitled to one vote per share while holders of Chipotle class B common stock are entitled to ten votes per share, with certain exceptions as provided by the restated certificate of incorporation. For example, for purposes of approving a merger or consolidation, a sale of all or substantially all of Chipotle's property or a dissolution, each share of both class A common stock and class B common stock will have one vote only. The holders of common stock are entitled, by a plurality of the votes cast by the holders of Chipotle class A common stock and Chipotle class B common stock present in person or represented by proxy, voting together as a single voting group at a meeting at which a quorum is present, to nominate and thereafter elect directors to the board of directors. With certain exceptions, other matters to be voted on by shareholders must be approved by a majority of the votes cast on the matter by the holders of Chipotle class A common stock and Chipotle class B common stock present in person or represented by proxy, voting together as a single voting group at a meeting at which a quorum is present, subject to any voting rights granted to holders of any outstanding shares of preferred stock. Approval of an amendment of Chipotle's restated certificate of incorporation and removal of directors from the board of directors must be approved by 66 2/3% of all votes entitled to be cast by the holders of Chipotle class A common stock and Chipotle class B common stock, voting together as a single group.

  Dividends

        Holders of Chipotle class A common stock and Chipotle class B common stock will share equally on a per share basis in any dividend declared by the Chipotle board of directors, subject to any preferential rights of holders of any outstanding shares of preferred stock. Dividends payable in shares of common stock may be paid only as follows: shares of Chipotle class A common stock may be paid only to holders of Chipotle class A common stock, and shares of Chipotle class B common stock may be paid only to holders of Chipotle class B common stock; and the number of shares so paid will be payable at the same rate per share so as to retain the relative proportion of outstanding shares of Chipotle class A common stock and Chipotle class B common stock.

  Conversion

        Prior to the completion of the exchange offer, each share of class B common stock is convertible at the option of the holder into one share of class A common stock. Any shares of class B common stock transferred to a person other than McDonald's or a subsidiary of McDonald's prior to the exchange will automatically be converted into shares of class A common stock.

        Following the completion of the exchange offer, shares of Chipotle class B common stock (including the shares of Chipotle class B common stock transferred to shareholders of McDonald's in the exchange offer) will no longer be convertible into shares of Chipotle class A common stock.

  Other Rights

        In the event of any reorganization of Chipotle with one or more corporations or a merger or share exchange of Chipotle with another corporation in which shares of Chipotle common stock are converted into or exchangeable for shares of stock, other securities or property, including cash, all holders of Chipotle common stock, regardless of class, will be entitled to receive with respect to each share held the same kind and amount of shares of stock and other securities and property, including cash.

        On liquidation, dissolution or winding up of Chipotle, after payment in full of the amounts required to be paid to holders of any outstanding shares of preferred stock, if any, all holders of common stock, regardless of class, are entitled to receive the same amount per share with respect to any distribution of assets to holders of shares of common stock.

Preferred Stock

        The restated certificate of incorporation authorizes the issuance of an aggregate of 600,000,000 shares of preferred stock. As of June 30, 2006, there were no shares of preferred stock outstanding.

        Chipotle's board of directors may, from time to time, direct the issue of shares of preferred stock in series and may, at the time of issue, determine the designation, powers, rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of Chipotle before any payment is made to the holders of common stock. Under certain circumstances, the issuance of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of Chipotle's securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, the board of directors may issue shares of preferred stock with voting and conversion rights that could adversely affect the holders of shares of common stock.

Pre-emptive Rights

        Under Delaware law, a shareholder is not entitled to pre-emptive rights to subscribe for additional issuances of common stock or any other class or series of common stock or any security convertible into such stock in proportion to the shares that are owned unless there is a provision to the contrary in the restated certificate of incorporation. Chipotle's restated certificate of incorporation does not provide that Chipotle shareholders are entitled to pre-emptive rights.

Certain Certificate of Incorporation and Bylaw Provisions

        Chipotle's restated certificate of incorporation provides for the board to be divided into three classes, as nearly equal in number as possible, serving staggered terms. About one-third of the board will be elected annually, and each member will serve a three-year term. The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting shares from obtaining control of the board until the second annual shareholders meeting following the date the acquirer obtains the controlling share interest. The classified board provision is designed to have the effect of discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of Chipotle and to increase the likelihood that incumbent directors will retain their positions. Under Delaware law, directors of a corporation with a classified board may only be removed for cause unless the certificate of incorporation provides otherwise. Chipotle's restated certificate of incorporation does not provide that Chipotle shareholders can remove the directors without cause.

        Chipotle's restated certificate of incorporation provides that shareholder action can be taken only at an annual or special meeting of shareholders and cannot be taken by written consent in lieu of a meeting. The restated bylaws provide that, except as otherwise required by law, annual or special meetings of the shareholders can only be called pursuant to a resolution adopted by a majority of the total number of directors then in office or by the chairman of the board. Shareholders are not permitted to call a general meeting or to require the board of directors to call a general meeting.

        Chipotle's restated bylaws establish an advance notice procedure for shareholder proposals to be brought before a general meeting of shareholders, including proposed nominations of persons for election to the board of directors.

        Shareholders at a general meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a shareholder who was a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to Chipotle's Secretary timely written notice, in proper form, of the shareholder's intention to bring that business before the meeting. Although neither Chipotle's restated certificate of incorporation nor its restated bylaws gives the board of directors the power to approve or disapprove shareholder nominations of candidates or proposals about other business to be conducted at a general meeting, the restated certificate of incorporation and the restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of Chipotle.

        Chipotle's restated certificate of incorporation provides that the provisions of Section 203 of the Delaware General Corporation Law, which relate to business combinations with interested shareholders, apply to Chipotle.

        Chipotle's restated certificate of incorporation provides that the affirmative vote of the holders of at least 66 2/3% of the voting power of the issued and outstanding capital stock entitled to vote in the election of directors is required for the following:

  •
  adoption, amendment or repeal of any provision of Chipotle's restated bylaws;

  •
  removal of individual directors or the entire board of directors; and

  •
  alteration, amendment, repeal, in a manner that is adverse to the interests of McDonald's, or adoption of any provision adverse to the interests of McDonald's and inconsistent with, any provision in Chipotle's restated certificate of incorporation relating to corporate opportunities of Chipotle.

        In addition, the board of directors will be permitted to alter certain provisions of Chipotle's restated bylaws without obtaining shareholder approval.

Transfer Agent and Registrar

        Computershare Investor Services, LLC is the transfer agent and registrar for the shares of Chipotle class A common stock and class B common stock.

COMPARISON OF SHAREHOLDER RIGHTS

        Upon completion of the exchange offer, McDonald's shareholders who exchange their shares of McDonald's common stock for shares of Chipotle class B common stock will become shareholders of Chipotle. These holders' rights will continue to be governed by Delaware law and will be governed by Chipotle's restated certificate of incorporation and restated bylaws. Because McDonald's and Chipotle are both organized under the laws of the State of Delaware, differences in the rights of a shareholder of McDonald's from those of a shareholder of Chipotle arise principally from provisions of the constitutive documents of each of McDonald's and Chipotle.

        The following is a summary of certain important differences between Chipotle's restated certificate of incorporation and restated bylaws and McDonald's restated certificate of incorporation and restated by-laws.

        This summary is not a complete statement of the rights of shareholders of the two companies or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to McDonald's and Chipotle's constitutive documents, which you should read. Copies of these documents have been filed with the SEC. To find out where you can get copies of these documents, see "Where You Can Find More Information About McDonald's and Chipotle."

AUTHORIZED CAPITAL STRUCTURE AND LIQUIDATION RIGHTS OF
CHIPOTLE AND McDONALD'S
(AS OF JUNE 30, 2006)

CLASS OF SECURITY	AUTHORIZED	ISSUED	LIQUIDATION PREFERENCE
Chipotle:
Chipotle class A common stock, par value $0.01 per share	200 million	13.8 million	None
Chipotle class B common stock, par value $0.01 per share	30 million	18.6 million	None
Chipotle preferred stock, par value $0.01 per share	600 million	None	Not applicable
McDonald's:
McDonald's common stock, par value $0.01 per share	3.5 billion	1,660.6 million (including treasury stock held by McDonald's)	None
McDonald' s preferred stock, no par value per share	165 million	None	Not applicable

SHAREHOLDER RIGHTS	CHIPOTLE	McDONALD'S
Dividend Policy	Chipotle has no legal or contractual obligation to pay dividends. Chipotle has no plans to pay cash dividends at any point in the foreseeable future. See "Market Prices and Dividend Information—Shares of Chipotle Class A and Class B Common Stock and Dividends."	McDonald's has no legal or contractual obligation to pay dividends. McDonald's has paid dividends on its common stock for the past 30 consecutive years through 2005 and has increased the dividend amount at least once every year. Further dividends will be considered after reviewing dividend yields, profitability expectations and financing needs and will be declared at the discretion of McDonald's board of directors. See "Market Prices and Dividend Information—Shares of McDonald's Common Stock and Dividends."
Voting, Generally
Chipotle class A common stock—one vote per share.
Chipotle class B common stock—10 votes per share, except for approving mergers and acquisitions or the sale of all or substantially all the assets of the company or dissolution, where the class B common stock has only one vote per share.
	Plurality vote for directors and majority vote for most other matters, with the class A common stock and the class B common stock voting together as a single class. For more details, see "Description of Capital Stock of Chipotle—Common Stock—Voting Rights."	McDonald's common stock: • one vote per share. • Plurality vote for directors and majority vote for most other matters.
Shareholder Action by Written Consent	Chipotle's restated certificate of incorporation provides that shareholder actions may not be taken by written consent in lieu of a meeting.	McDonald's restated certificate of incorporation provides that shareholder actions may not be taken by written consent in lieu of a meeting.

Number of Directors and Size of Board
Chipotle's restated certificate of incorporation allows between three and 20 directors to serve on its board of directors and authorizes the board of directors to determine the number of directors within the parameters set by the restated certificate of incorporation. Chipotle's board of directors has set the current number of directors at six.
McDonald's restated certificate of incorporation allows between 11 and 24 directors to serve on its board of directors and authorizes the board of directors to determine the number of directors within the parameters set by the restated certificate of incorporation. McDonald's board of directors has set the current number of directors at 13.
Term of Directors	Directors serve for three-year terms. The directors are divided into three classes, each having three-year terms that expire in successive years.	Directors serve for three-year terms. The directors are divided into three classes, each having three-year terms that expire in successive years.
Removal of Directors
Chipotle's directors may be removed only for cause by the affirmative vote of Chipotle shareholders who represent at least 66 2/3% of the aggregate voting lea power of outstanding Chipotle common stock.
McDonald's directors may be removed only for cause by the affirmative vote of McDonald's shareholders who represent at st 80% of the aggregate voting power of outstanding shares of McDonald's capital stock entitled to vote for the election of directors.
Vacancies	Vacancies are filled by the affirmative vote of the majority of directors then in office, even if less than a quorum.	Vacancies are filled by the affirmative vote of the majority of directors then in office, even if less than a quorum is present.
Advance Notice Procedures for a Shareholder Proposal
In general, a shareholder wishing to nominate a director or raise another proposal must notify Chipotle in writing no less than 120 days prior to the date of the release of Chipotle's proxy statement to its shareholders in connection with Chipotle's previous year's annual meeting of shareholders.
This notice must contain specific information concerning the person to be nominated or the matters to be brought before the meeting as well as specific information concerning the shareholder submitting the proposal.
In general, a shareholder wishing to nominate a director or raise another proposal must notify McDonald's in writing not less than 90 or more than 120 days prior to the anniversary of the previous year's annual meeting of shareholders.
This notice must contain specific information concerning the person to be nominated or the matters to be brought before the meeting as well as specific information concerning the shareholder submitting the proposal.

Calling of Special Meeting of Shareholders	Special meetings of Chipotle's shareholders may only be called by the board of directors pursuant to a resolution approved by the majority of the board or by the chairman of the board.	Special meetings of McDonald's shareholders may only be called by the board of directors pursuant to a resolution approved by a majority of the board.
Amendment
Amendments to provisions of Chipotle's restated certificate of incorporation generally require the affirmative vote of the holders of a majority of the voting power of the outstanding common stock. Amendments that affect adversely the relative rights, preferences, qualifications, limitations or restrictions of either class of common stock require the affirmative vote of a majority of the voting power of the outstanding shares of such class.

Amendments to the provisions of Chipotle's restated bylaws require the affirmative vote of 66 2/3% of the voting power of hol the outstanding common stock or a majority of the board of directors.
Amendments to provisions of McDonald's restated certificate of incorporation relating to the number and election of directors and shareholder actions require the affirmative vote of the holders of 80% of the voting power of the outstanding capital stock entitled to vote for the election of directors.
Other amendments may be made as provided in the Delaware General Corporation Law ("DGCL").
All amendments to McDonald's restated by-laws require the affirmative vote of the holders of 66 2/3% of the shares entitled to vote at an annual meeting or a two-thirds majority of the board of directors.
Business Combinations with Interested Parties	Section 203 of the DGCL (relating to business combinations with interested shareholders) applies to Chipotle.
McDonald's restated certificate of incorporation provides that any business combination with a holder of 2% or more of the voting power of McDonald's capital stock, must be authorized by the affirmative vote of the holders of 66 2/3% of McDonald's capital stock.
Section 203 of the DGCL (relating to business combinations with interested shareholders) applies to McDonald's.

SHARES ELIGIBLE FOR FUTURE SALE

        Shares of Chipotle class B common stock distributed to McDonald's shareholders pursuant to the exchange offer will be freely transferable, except for shares of Chipotle class B common stock received by persons who may be deemed to be "affiliates" of Chipotle under the Securities Act. Affiliates generally include individuals or entities that control, are controlled by, or are under common control with, Chipotle. The directors and principal executive officers of Chipotle, as well as any significant shareholders of Chipotle, will be affiliates. Affiliates of Chipotle may sell their shares of Chipotle class B common stock only under an effective registration statement under the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act.

LEGAL MATTERS

        The validity of the shares of Chipotle class B common stock offered hereby and certain legal matters with respect to the transaction are being passed upon for Chipotle by Kirkland & Ellis LLP, New York, New York. Certain matters will be passed upon for McDonald's by Cleary Gottlieb Steen & Hamilton LLP, New York, New York. Davis Polk & Wardwell, Menlo Park, California and New York, New York, is representing the dealer manager.

EXPERTS

        The consolidated financial statements of Chipotle Mexican Grill, Inc. at December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, appearing in this Prospectus–Offer to Exchange and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of McDonald's Corporation appearing in their Annual Report on Form 10-K for the year ended December 31, 2005, and their managements' assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and managements' assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION ABOUT McDONALD'S AND CHIPOTLE

        McDonald's and Chipotle file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC's Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of this information by mail from the SEC at the above address, at prescribed rates.

        The SEC also maintains a website that contains reports, proxy statements and other information that McDonald's and Chipotle file electronically with the SEC. The address of that website is http://www.sec.gov.

        Both the McDonald's common stock and the Chipotle class A common stock are listed on the New York Stock Exchange. You may also inspect reports, proxy statements and other information about McDonald's and Chipotle at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

        Chipotle has filed a registration statement on Form S-4 under the Securities Act, of which this Prospectus–Offer to Exchange forms a part, to register with the SEC the shares of Chipotle class B common stock to be exchanged in the exchange offer to McDonald's shareholders whose shares of McDonald's common stock are accepted for exchange. McDonald's will file a Tender Offer Statement on Schedule TO with the SEC with respect to the exchange offer. This Prospectus–Offer to Exchange constitutes McDonald's offer to exchange, in addition to being a prospectus of Chipotle. This Prospectus–Offer to Exchange does not contain all the information set forth in the registration statement, the exhibits to the registration statement or the Schedule TO, selected portions of which are omitted from this Prospectus–Offer to Exchange in accordance with the rules and regulations of the SEC. For further information pertaining to McDonald's, Chipotle and the Chipotle class B common stock, reference is made to the registration statement and its exhibits. Statements contained in this Prospectus–Offer to Exchange or in any document incorporated herein by reference as to the contents of any contract or other document referred to within this Prospectus–Offer to Exchange or other documents that are incorporated herein by reference are not necessarily complete and, in each instance, reference is made to the copy of the applicable contract or other document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each statement contained in this Prospectus–Offer to Exchange is qualified in its entirety by reference to the underlying documents.

        The SEC allows certain information to be "incorporated by reference" into this Prospectus–Offer to Exchange by McDonald's, which means that McDonald's can disclose important information to you by referring you to another document it has separately filed with the SEC. The information incorporated by reference is deemed to be part of this Prospectus–Offer to Exchange, except for any information superseded by information contained directly in this Prospectus–Offer to Exchange. This Prospectus–Offer to Exchange incorporates by reference the documents set forth below that McDonald's has previously filed with the SEC. These documents contain important information about McDonald's, its business, financial condition and results of operations:

McDonald's SEC Filings

  •
  McDonald's Annual Report on Form 10-K for the year ended December 31, 2005;

  •
  McDonald's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006;

  •
  McDonald's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006;

  •
  McDonald's Definitive Proxy Statement filed on April 7, 2006; and

  •
  McDonald's Current Reports on Form 8-K filed on January 30, 2006 (excluding Item 7.01), February 9, 2006, March 9, 2006, March 28, 2006, April 27, 2006, May 10, 2006, May 31, 2006, June 8, 2006, July 25, 2006 (only with respect to Item 8.01), August 8, 2006, August 24, 2006, September 1, 2006, September 8, 2006 and September 13, 2006.

        All documents filed by McDonald's pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of the Preliminary Prospectus–Offer to Exchange dated September 8, 2006 to the date that this offering is terminated shall also be deemed to be incorporated into this Prospectus–Offer to Exchange by reference.

        Documents incorporated by reference are available without charge, upon written or oral request to the information agent, Georgeson Inc., located at 17 State Street, New York, New York 10004 at 1-866-821-2614 (toll-free in the United States) or at 1-212-440-9800 (elsewhere). In order to receive timely delivery of those materials, you must make your requests no later than five business days before expiration of the exchange offer.

        If you request any incorporated documents, the information agent will mail them to you within one business day after receiving your request.

        Any statement contained in a document incorporated in this document by reference will be deemed to be modified or superseded for the purposes of this Prospectus–Offer to Exchange to the extent that a statement contained in this document or any subsequently filed document that is deemed to be incorporated in this document by reference modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus–Offer to Exchange.

        McDonald's and Chipotle have not authorized anyone to give any information or make any representation about the exchange offer that is different from, or in addition to, that contained in this Prospectus–Offer to Exchange or in any of the materials that McDonald's and Chipotle have incorporated by reference into this Prospectus–Offer to Exchange. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

        Indicative exchange ratios will be available at www.chipotleexchange.com by 4:30 p.m., New York City time, on each day during the exchange offer period, calculated as though that day were the expiration date of the exchange offer. The final exchange ratio will be available at www.chipotleexchange.com by 4:30 p.m., New York City time, on the final day of the exchange offer period. During the last two trading days of the originally contemplated exchange offer period, when the per-share values of McDonald's common stock and Chipotle class A common stock are calculated for the purposes of the exchange offer, the web page will show the indicative exchange ratios based on indicative calculated per-share values which will equal (i) on the next-to-last day, the actual daily VWAP during the elapsed portion of that day; and (ii) on the last day, the daily VWAP of the next-to-last day averaged with the actual daily VWAP during the elapsed portion of that last day. During this period, the indicative exchange ratios and calculated per-share values will be updated every 30 minutes (on approximately the hour and half-hour mark). The data used to derive the intra-day VWAP during the last two trading days of the exchange offer will reflect a 20-minute reporting delay.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Chipotle Mexican Grill, Inc.

        We have audited the accompanying consolidated balance sheets of Chipotle Mexican Grill, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chipotle Mexican Grill, Inc. and subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

        As discussed in the Notes to the consolidated financial statements, effective January 1, 2005, the Company changed its method for accounting for share-based compensation to conform with SFAS No. 123(R), Share-Based Payments.

                      /s/ Ernst & Young LLP

Denver, Colorado
March 14, 2006

Chipotle Mexican Grill, Inc.
Consolidated Balance Sheet
(in thousands, except per share data)

	December 31
	2005	2004
Assets
Current assets:
Cash	$61	$—
Accounts receivable, net of allowance for doubtful accounts of $308 and $804 as of December 31, 2005 and 2004, respectively	1,933	2,490
Notes receivable—McDonald's Corp.	2,248	732
Inventory	2,625	2,256
Current deferred tax assets	2,346	—
Prepaid expenses	8,611	4,854

Total current assets	17,824	10,332
Leasehold improvements, property and equipment, net	340,694	289,873
Other assets	2,653	2,825
Restricted cash and cash equivalents	—	380
Long-term deferred tax assets	13,586	—
Goodwill	17,738	26,243

Total assets	$392,495	$329,653

Liabilities and shareholders' equity
Current liabilities:
Cash overdraft	$—	$4,431
Accounts payable	13,188	11,803
Accrued payroll and benefits	9,723	7,308
Accrued liabilities	15,683	9,430
Accrued loss contingency	1,817	4,000
Current portion of deemed landlord financing	57	—
Due to McDonald's Corp.	1,514	1,691

Total current liabilities	41,982	38,663
Deferred rent	37,106	28,231
Deemed landlord financing	3,476	—
Other liabilities	577	193

Total liabilities	83,141	67,087

Shareholders' equity:
Class A common stock, $0.01 par value, 200,000 shares authorized, no shares outstanding as of December 31, 2005 and 2004	—	—
Convertible Class B common stock, $0.01 par value, 30,000 shares authorized, 26,281 shares issued and outstanding as of December 31, 2005 and 2004 (Note 1)	263	263
Additional paid-in capital	375,728	384,426
Tax receivable—McDonald's Corp.	(28,195)	(45,985)
Accumulated other comprehensive income	9	9
Accumulated deficit	(38,451)	(76,147)

Total shareholders' equity	309,354	262,566

Total liabilities and shareholders' equity	$392,495	$329,653

See accompanying notes to consolidated financial statements.

Chipotle Mexican Grill, Inc.
Consolidated Statement of Operations
(in thousands, except per share data)

	Years ended December 31
	2005	2004	2003
Revenue:
Restaurant sales	$625,077	$468,579	$314,027
Franchise royalties and fees	2,618	2,142	1,493

Total revenue	627,695	470,721	315,520

Restaurant operating costs:
Food, beverage and packaging	202,288	154,148	104,921
Labor	178,721	139,494	94,023
Occupancy	47,636	36,190	25,570
Other operating costs	82,976	64,274	43,527
General and administrative expenses	51,964	44,837	34,189
Depreciation and amortization	28,026	21,802	15,090
Pre-opening costs	1,971	2,192	1,631
Loss on disposal of assets	3,119	1,678	4,504

	596,701	464,615	323,455

Income (loss) from operations	30,994	6,106	(7,935)
Interest income	36	211	249
Interest expense	(790)	(191)	(28)

Income (loss) before income taxes	30,240	6,126	(7,714)
Benefit for income taxes	7,456	—	—

Net income (loss)	$37,696	$6,126	$(7,714)

Earnings (loss) per common share—basic	$1.43	$0.24	$(0.34)

Earnings (loss) per common share—diluted	$1.43	$0.24	$(0.34)

Weighted average common shares outstanding—basic	26,281	25,454	22,384

Weighted average common shares outstanding—diluted	26,374	25,520	22,384

See accompanying notes to consolidated financial statements.

Chipotle Mexican Grill, Inc.
Consolidated Statement of Shareholders' Equity and Comprehensive Income
(in thousands)

	Class B Common Stock (Note 1)
	Shares	Amount	Additional Paid-in Capital	Tax Receivable McDonald's Corp	Accumulated Deficit	Accumulated Other Comprehen- sive Income	Total
Balance, December 31, 2002	21,200	$212	$261,803	$(26,202)	$(74,559)	$—	$161,254
Issuance of common stock	2,173	22	37,946	—	—	—	37,968
Tax sharing benefit	—	—	10,910	(10,910)	—	—	—
Net loss	—	—	—	—	(7,714)	—	(7,714)

Balance, December 31, 2003	23,373	234	310,659	(37,112)	(82,273)	—	191,508
Issuance of common stock	2,908	29	64,894			—	64,923
Tax sharing benefit	—	—	8,873	(8,873)	—	—	—
Comprehensive income:
Net income	—	—	—	—	6,126	—	6,126
Foreign currency translation adjustment	—	—	—	—	—	9	9

Total comprehensive income	—	—	—	—	—	—	6,135

Balance, December 31, 2004	26,281	263	384,426	(45,985)	(76,147)	9	262,566
Tax sharing provision	—	—	(10,417)	17,790	—	—	7,373
Stock-based compensation	—	—	1,719	—	—	—	1,719
Net income	—	—	—	—	37,696	—	37,696

Balance, December 31, 2005	26,281	$263	$375,728	$(28,195)	$(38,451)	$9	$309,354

See accompanying notes to consolidated financial statements.

Chipotle Mexican Grill, Inc.
Consolidated Statement of Cash Flows
(in thousands)

	Years ended December 31
	2005	2004	2003
Operating activities
Net income (loss)	$37,696	$6,126	$(7,714)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	28,026	21,802	15,090
Current income tax (benefit) provision	15,541	(8,873)	(10,910)
Deferred income tax (benefit) provision	(2,654)	11,485	7,968
Change in valuation allowance	(20,343)	(2,612)	2,942
Loss on disposal of assets	3,119	1,678	4,504
Bad debt allowance	(359)	804	—
Stock-based compensation	2,103	193	—
Other	(678)	—	(301)
Changes in operating assets and liabilities:
Accounts receivable	916	(689)	(1,929)
Inventory	(369)	(790)	(433)
Prepaid expenses	(3,757)	(1,092)	(1,072)
Other assets	(477)	(145)	337
Accounts payable	5,553	(2,345)	5,040
Accrued liabilities	6,485	6,717	2,996
Due to McDonald's Corp.	(177)	155	(69)
Deferred rent	6,806	7,258	5,620

Net cash provided by operating activities	77,431	39,672	22,069

Investing activities
Purchases of leasehold improvements, property and equipment, net	(83,036)	(95,615)	(86,107)

Net cash used in investing activities	(83,036)	(95,615)	(86,107)
Financing activities
Net proceeds from sale of common stock	—	64,923	37,968
Proceeds from McDonalds—tax sharing agreement	7,402	—	—
Proceeds from McDonald's—intercompany notes	37,905	55,139	62,261
Payments to McDonald's—intercompany notes	(38,743)	(66,000)	(36,000)
Changes in cash overdrafts	(4,431)	1,881	(191)
Proceeds from deemed landlord financing	3,549	—	—
Payments on deemed landlord financing	(16)	—	—

Net cash provided by financing activities	5,666	55,943	64,038

Net change in cash and cash equivalents	61	—	—
Cash and cash equivalents at beginning of year	—	—	—

Cash and cash equivalents at end of year	$61	$—	$—

Supplemental disclosures of cash flow information
Non-cash pre-opening rent capitalized to leasehold improvements	$2,667	$2,317	$1,965

Net purchases of leasehold improvements, property and equipment accrued in accounts payable	$(4,168)	$4,127	$(453)

See accompanying notes to consolidated financial statements.

Chipotle Mexican Grill, Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

1.    Description of Business and Summary of Significant Accounting Policies

        Chipotle Mexican Grill, Inc. (the "Company"), a Delaware corporation, develops and operates fast-casual, fresh Mexican food restaurants in 21 states throughout the United States and in the District of Columbia. As of December 31, 2005 and 2004, the Company operated 481 and 401 restaurants, respectively, and had eight restaurants operated by franchisees each year. McDonald's Corporation (McDonald's) is the majority owner of the Company (approximately 92% during 2005).

        The Company manages its operations based on four regions and has aggregated its operations to one reportable segment and one reporting unit.

Initial Public Offering

        In January 2006, the Company completed its offering of 6,061 shares of Class A common stock, $0.01 par value, in its initial public offering at a per share price of $22.00 receiving net proceeds of approximately $121.3 million. McDonald's, sold an additional 3,000 shares, including the underwriters' 1,182 over-allotment shares, in the initial public offering. In connection with the initial public offering, the Company filed restated articles of incorporation effecting the reclassification of all outstanding shares of Series B convertible preferred stock and Series C and Series D junior convertible preferred stock and all outstanding shares of common stock into one-third share of Class B common stock (the "Reclassification"). Class B common stock is a new class of stock generally having ten votes per share. Class A common stock, also a new class of stock with one vote per share, was issued and sold to investors in connection with the initial public offering. All other provisions of the Class A and Class B common stock are substantially the same. After the consummation of the initial public offering, McDonald's owns about 87% of the combined voting power of the Company's outstanding common stock and 65% of the economic interest of the Company. The accompanying consolidated financial statements and related notes reflect the effect of the Reclassification retroactively.

Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated.

Management Estimates

        The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates under different assumptions or conditions.

Revenue Recognition

        Revenue from restaurant sales is recognized when food and beverage products are sold. A deferred liability is recognized for gift cards that have been sold but not yet redeemed at their anticipated redemption value. The Company recognizes revenue and reduces the related deferred liability when the gift cards are redeemed. Fees from franchised restaurants include continuing rent and service fees, initial fees and royalties. Continuing fees and royalties are recognized in the period earned. Initial fees are recognized upon opening a restaurant, which is when the Company has performed substantially all initial services required by the franchise arrangement.

Cash and Cash Equivalents

        The Company considers all highly liquid investment instruments purchased with an initial maturity of three months or less to be cash equivalents.

Accounts Receivable

        Accounts receivable consists of tenant improvement receivables, credit card receivables, and miscellaneous receivables. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable based on a specific review of account balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recoverability is considered remote.

Inventory

        Inventory, consisting principally of food, beverages, and supplies, is valued at the lower of first-in, first-out cost or market. The Company has no minimum purchase commitments with its vendors. The Company purchases certain key ingredients (steak, chicken, pork and tortillas) from a small number of suppliers.

Leasehold Improvements, Property and Equipment

        Leasehold improvements, property and equipment are stated at cost. Internal costs clearly associated with the acquisition, development and construction of a restaurant are capitalized. Expenditures for major renewals and improvements are capitalized while expenditures for minor replacements, maintenance and repairs are expensed as incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the lease term, which generally includes reasonably assured option periods, or the estimated useful lives of the assets. Upon retirement or disposal of assets, the accounts are relieved of cost and accumulated depreciation and the related gain or loss is reflected in earnings.

        The estimated useful lives are:

Leasehold improvements and buildings	3-20 years
Furniture and fixtures	3-10 years
Equipment	3-7 years

Goodwill

        Goodwill represents the excess of cost over fair value of net assets of the business acquired. Goodwill resulted from McDonald's purchases of the Company. Goodwill determined to have an indefinite life is not subject to amortization, but instead is tested for impairment at least annually in accordance with the provision of Statement of Financial Accounting Standard ("SFAS") No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). In accordance with SFAS 142, the Company is required to make any necessary impairment adjustments. Impairment is measured as the excess of the carrying value over the fair value of the goodwill. Based on the Company's analysis, no impairment charges were recognized for the years ended December 31, 2005, 2004 and 2003.

Other Assets

        Other assets consist primarily of transferable liquor licenses which are carried at the lower of fair value or cost.

Impairment of Long-Lived Assets

        In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Asset ("SFAS 144"), long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Based on the Company's analysis, no impairment charges were recognized for the years ended December 31, 2005, 2004 and 2003.

Fair Value of Financial Instruments

        The carrying value of the Company's financial assets and liabilities, because of their short-term nature, approximates fair value.

Income Taxes

        Prior to the Company's initial public offering in January 2006, it was not a separate taxable entity for federal and certain state income tax purposes. Its results of operations were included in the consolidated federal and state income tax returns of McDonald's. The Company will continue to be included in some state tax returns of McDonald's as long as McDonald's ownership percentage remains above 50%. The provision for income taxes is calculated on a separate income tax return basis. The Company recognizes deferred tax assets and liabilities at enacted income tax rates for the temporary differences between the financial reporting bases and the tax bases of its assets and liabilities. Any effects of changes in income tax rates or tax laws are included in the provision for income taxes in the period of enactment. When it is more likely than not that a portion or all of a deferred tax asset will not be realized in the future, the Company provides a corresponding valuation allowance against the deferred tax asset.

Equity-Based Compensation Plans

        Prior to January 1, 2005, the Company accounted for its equity-based compensation plan using the intrinsic-value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations, as permitted by SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). Prior to January 1, 2005, no compensation expense was recognized on stock option grants as the exercise price equaled the fair value at the date of grant. Accordingly, share-based compensation was included as a pro forma disclosure in the financial statement footnotes.

        Effective January 1, 2005, the Company early adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payment ("SFAS 123(R)"), using the modified-prospective transition method. Under this transition method, compensation cost in 2005 includes the portion vesting in the period for

(1) all share-based payments granted prior to, but not vested as of January 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123 and (2) all share-based payments granted subsequent to January 1, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Compensation expense is recognized over the vesting period. The following table illustrates the effect on net income (loss) as if the fair value based method had been applied to all outstanding and unvested awards for the years ended December 31, 2004 and 2003.

	2004	2003
Net income (loss), as reported	$6,126	$(7,714)
Stock-based employee compensation expense	(527)	(434)

Pro forma net income (loss)	$5,599	$(8,148)

Earnings (loss) per share:
Basic, as reported	$0.24	$(0.34)

Diluted, as reported	$0.24	$(0.34)

Basic, pro forma	$0.22	$(0.36)

Diluted, pro forma	$0.22	$(0.36)

Restaurant Pre-Opening Costs

        Pre-opening costs are expensed as incurred. These costs include wages, benefits and travel for the training and opening teams, and food, beverage and other restaurant operating costs incurred prior to a restaurant opening for business.

Insurance Liability

        The Company maintains various insurance policies for workers' compensation, employee health, general liability and property damage. Pursuant to these policies, the Company is responsible for losses up to certain limits for general liability and property damage insurance and is required to estimate a liability that represents the ultimate exposure for aggregate losses below those limits. This liability is based on management's estimates of the ultimate costs to be incurred to settle known claims and claims not reported as of the balance sheet date. The estimated liability is not discounted and is based on a number of assumptions and factors, including historical trends, actuarial assumptions, and economic conditions. If actual trends differ from the estimates, the financial results could be impacted.

Advertising Costs

        Advertising is expensed as incurred and aggregated $10,748, $8,715 and $6,231 for the years ended December 31, 2005, 2004 and 2003, respectively.

Rent

        Rent expense for the Company's leases, which generally have escalating rentals over the term of the lease, is recorded on a straight-line basis over the lease term. The lease term begins when the Company has the right to control the use of the property, which is typically before rent payments are due under the lease. The difference between the rent expense and rent paid is recorded as deferred rent in the consolidated balance sheet. Rent expense for the period prior to restaurant opening is capitalized and included in leasehold improvements in the consolidated balance sheet. Rent capitalized during the pre-opening period was $4,229, $3,626 and $2,489 for the years ended December 31, 2005, 2004 and 2003, respectively. Tenant incentives used to fund leasehold improvements are recorded in deferred rent and amortized as reductions of rent expense over the term of the lease.

        Additionally, certain of the Company's operating leases contain clauses that provide additional contingent rent based on a percentage of sales greater than certain specified target amounts. The Company recognizes contingent rent expense prior to the achievement of the specified target that triggers contingent rent, provided the achievement of that target is considered probable.

Foreign Currency Translation

        Currently, the Company has no operations outside the United States, but has created an international subsidiary to hold international trademarks. The Company's international entity uses its local currency as the functional currency. Assets and liabilities are translated at exchange rates in effect as of the balance sheet date. Income and expense accounts are translated at the average monthly exchange rates during the year. Resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income in shareholders' equity.

2.     Recently Issued Accounting Standards

        In October 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position No. SFAS 13-1, Accounting for Rental Costs Incurred during a Construction Period ("FSP 13-1"). FSP 13-1 requires rental costs associated with ground or building operating leases incurred during a construction period to be recognized as expense. FSP 13-1 is effective for reporting periods beginning after December 15, 2005. Retroactive application is permitted, but not required. Had FSP 13-1 been effective, the Company would have recognized additional pre-opening costs of $4,229, $3,626 and $2,489 for the years ended December 31, 2005, 2004 and 2003, respectively.

3.     Leasehold Improvements, Property and Equipment

        Leasehold improvements, property and equipment were as follows:

	December 31
	2005	2004
Land	$6,557	$6,298
Leasehold improvements and buildings	320,941	262,332
Furniture and fixtures	36,266	29,814
Equipment	63,356	51,907

	427,120	350,351
Accumulated depreciation	(86,426)	(60,478)

	$340,694	$289,873

4.     Income Taxes

        Prior to the Company's initial public offering, it was not a separate taxable entity for federal and certain state income tax purposes. The Company's results of operations were included in the consolidated federal and state income tax returns of McDonald's and its affiliates. The Company will continue to be included in some state tax returns of McDonald's until McDonald's ownership percentage decreases below 50%. The provision for income taxes is calculated on a separate return basis.

        The components of the benefit for income taxes are as follows:

	Years ended December 31
	2005	2004	2003
Current tax benefit (provision):
Federal	$(13,426)	$7,487	$9,205
State	(2,115)	1,386	1,705

	(15,541)	8,873	10,910

Deferred tax benefit (provision):
Federal	3,429	(9,647)	(6,825)
State	(775)	(1,838)	(1,143)

	2,654	(11,485)	(7,968)

Valuation allowance	20,343	2,612	(2,942)

Total benefit for income taxes	$7,456	$—	$—

        During the year ended December 31, 2005, deferred taxes included an adjustment to the provision based on the actual tax returns filed, which resulted in an additional expense of $389. This true-up process also resulted in the receivable from McDonald's being reduced by $3,352 in the same period. Lastly, the Company recorded adjustments to deferred tax assets and liabilities for enacted changes in state tax laws, which resulted in an additional $240 expense for the year ended December 31, 2005.

        The following table shows the principal reasons for the difference between the effective tax rate and the United States federal statutory income tax rate:

	Years ended December 31
	2005	2004	2003
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
State income tax, net of related federal income tax benefit	4.8	4.8	4.7
Meals and entertainment	0.6	2.1	(1.3)
Other	2.2	0.7	(0.3)
Valuation allowance	(67.3)	(42.6)	(38.1)

Effective income tax rates	(24.7)%	0.0%	0.0%

        Deferred income tax liabilities are taxes the Company expects to pay in future periods. Similarly, deferred income tax assets are recorded for expected reductions in taxes payable in future periods.

Deferred income taxes arise because of the differences in the book and tax bases of certain assets and liabilities. Deferred income tax liabilities and assets consist of the following:

	December 31,
	2005	2004
Long-term deferred income tax liability:
Leasehold improvements, property and equipment	$28,627	$33,846

Total long-term deferred income tax liability	28,627	33,846

Long-term deferred income tax asset:
Post-acquisition net operating loss carryforwards	34,743	45,985
Preacquisition net operating loss carryforwards	—	8,505
Deferred rent	6,162	4,341
Separate state net operating loss carryforwards	471	935
Stock compensation and other employee benefits	837	760
Valuation allowance	—	(26,680)

Total long-term deferred income tax asset	42,213	33,846

Net long-term deferred income tax asset:	13,586	—

Current deferred income tax liability:
Prepaid assets and other	296	758

Total current deferred income tax liability	296	758

Current deferred income tax asset:
Allowances, reserves and other	975	2,060
Stock compensation and other employee benefits	844	866
AMT tax credit	823	—
Valuation allowance	—	(2,168)

Total current deferred income tax asset	2,642	758

Net current deferred tax asset	2,346	—

Total deferred tax asset	$15,932	$—

        As of December 31, 2005, the Company had total net operating losses ("NOLs") of approximately $95,143 (after utilizing $41,239 in 2005) which were utilized by McDonald's under the Company's tax sharing agreement (see below). Through December 31, 2004, a valuation allowance had been recorded to offset the deferred tax assets, including those related to the NOLs, net of deferred tax liabilities. During the year ended December 31, 2005, the Company determined that it was more likely than not that it would realize its deferred tax assets and a valuation allowance was no longer required. When a valuation allowance related to net deferred tax assets resulting from an acquisition is reversed, the related tax benefit reduces goodwill. During the year ended December 31, 2005, the Company released $28,848 of valuation allowance of which $8,505 was attributable to the net deferred tax assets of Chipotle at the date of McDonald's majority acquisition of the Company. The related release of valuation allowance has been recorded as a reduction of goodwill.

        In accordance with the tax allocation agreement between McDonald's and the Company, which is effective any time the Company is included in a consolidated return with McDonald's, the Company's tax liability is computed on a separate return basis. The Company would pay McDonald's for its allocated tax liability or if it benefited from net losses or tax credits of other members of the consolidated tax return. Likewise, McDonald's would compensate the Company if it had a net operating loss or tax credit during the tax year that is used by other members of McDonald's consolidated return. To the extent the Company generated taxable income, it would first be allocated to the separate return limitation year ("SRLY") losses. Once the SRLY losses had either been fully utilized or expired, the taxable income would be offset against the tax attributes/deferred tax assets previously used by McDonald's.

        McDonald's has utilized $118,041 of the Company's losses, as a reduction of taxable income in its consolidated return. No tax benefit was reflected in the consolidated statement of operations for McDonald's utilization of the Company's NOLs, but rather was treated as a capital contribution. As of December 31, 2005 and 2004, the Company has recorded a receivable from McDonald's in shareholder's equity in the consolidated balance sheet of $28,195 and $45,985, respectively, for these unreimbursed tax attributes.

        At the consummation of the Company's initial public offering, the Company exited the consolidated group for federal and some state tax purposes and will be reimbursed for the remaining tax attributes in accordance with the tax allocation agreement. The tax effect of all changes in the tax bases of assets and liabilities, such as the elimination of the deferred tax asset related to the post-acquisition net operating loss carryforwards, will be recorded in equity and the Company will convert to a net long-term deferred tax liability position.

5.     Shareholders' Equity

Preferred Stock

        Prior to the initial public offering, the Company was authorized to issue 40,000 shares of preferred stock with a $0.01 par value. As mentioned in Note 1, as of the effective date of the Company's initial public offering, each of the 8,034 shares of Series B convertible preferred stock and 3,975 shares of Series C and 8,511 shares of Series D junior convertible preferred stock outstanding were converted into one-third share of Class B common stock. The remaining preferred shares authorized had not been designated. In connection with the initial public offering, the Company authorized 600,000 shares of preferred stock with par value of $0.01, which have not been designated.

Common Stock

        The consolidated financial statements and related notes reflect retroactive application of the Reclassification (as discussed in Note 1) including the conversion of each of the outstanding shares of preferred stock and common stock into one-third share of Class B common stock. The restated certification of incorporation authorizes the issuance of an aggregate 230,000 shares of common stock consisting of 30,000 shares of Class B common stock with a $0.01 par value and 200,000 shares of Class A common stock with a $0.01 par value. Each share of Class B common stock is convertible at the option of the share holder into one share of Class A common stock. Class B common stock shares shall also convert to Class A common stock shares if a transfer of ownership occurs (except in, and subsequent to, a tax free distribution). Class B common stock shares participate equally in dividends with Class A common stock shares. Voting rights of Class B common stock shares and Class A common stock shares are generally the same, except Class B common stock shares have ten votes per share whereas Class A common stock shares have one vote per share, with certain exceptions. For example, for purposes of approving a merger or consolidation, a sale of substantially all property or a dissolution, each share of both Class A and Class B will have only one vote.

6.     Stock Based Compensation

Stock Options

        In 2002, the Company adopted the Chipotle Executive Stock Option Plan (the "Option Plan"). Under the Option Plan, 1,000 shares of common stock have been reserved for issuance to eligible employees. The Option Plan is administered by the Board of Directors, which has the authority to select the individuals to whom awards will be granted and to determine when the options are to be granted, the number of shares to be covered by each award, the vesting schedule and all other terms and conditions of the awards. The exercise price for options granted under the Option Plan cannot be less than fair market value at the date of grant. The options granted vest three years from the date of grant and expire after five years and six months. The Company does not intend to grant additional options under the Option Plan. Subsequent to the adoption of SFAS 123(R) (as discussed in Note 1) on January 1, 2005, compensation expense (as valued on the original grant date under SFAS 123) is recognized equally over the remaining life of the award. Compensation expense related to stock options was $350 ($211 net of tax) for the year ended December 31, 2005. No compensation expense was recognized in the years ended December 31, 2004 and 2003. As of December 31, 2005, there was $69 of unrecognized compensation expense related to unvested options that is expected to be recognized over the remaining 4 month vesting period.

        A summary of option activity under the Option Plan as of and for the years ended December 31, 2005, 2004 and 2003 is as follows:

Options	Shares	Weighted- Average Exercise Price	Weighted- Average Grant Date Fair Value
Options outstanding as of January 1, 2003	119	$14.97
Granted	122	$17.49	$6.81

Options outstanding as of December 31, 2003	241	$16.25

Granted	—	$—

Options outstanding as of December 31, 2004	241	$16.25
Expired	(6)	$14.97	$6.27
Forfeited	(10)	$17.49	$6.81

Options outstanding as of December 31, 2005	225	$16.23

        The following table reflects the vesting activity of options currently outstanding:

	Shares	Total Fair Value	Weighted- Average Exercise Price	Intrinsic Value	Weighted- Average Remaining Contractual Life
As of December 31, 2005:
Options vested and exercisable	112	$704	$14.97	$509	1.9

        Effective with the Company's initial public offering the Company adopted the Chipotle Mexican Grill, Inc. 2006 Incentive Plan (the "2006 Incentive Plan"). Under the 2006 Incentive Plan, 2,200 shares of Class A common stock have been authorized and reserved for issuances to eligible employees, of which 775 represents shares that were authorized for issuance, but not issued under the Option Plan. In conjunction with the initial public offering, the Company granted a one-time grant of 774 options to purchase shares of Class A common stock to all of its salaried employees. The exercise price of the options was set at the grant date fair value, the initial public offering price, of $22.00 per share. These options vest three years after the grant date and expire after seven years. Compensation expense for these options will be recognized equally over a three year vesting period. These options are not reflected in the diluted earnings per share calculations.

Stock Appreciation Rights

        In 2004, the Company adopted the Chipotle Stock Appreciation Rights Plan (the "SAR Plan"). The Company granted stock appreciation rights ("SARs") on 167 shares of common stock which vest three years from the date of grant and expire after five years and six months. The fair value of the common stock on the date of grant was $22.35 per share. The SARs are accounted for as a liability, and compensation expense is revalued each reporting period and recognized over the remaining vesting period. The liability is included in other liabilities in the consolidated balance sheet. During the year ended December 31, 2005, no SARs were granted, had expired, or were exercised and 18 SARs were forfeited. During 2004, none of the SARs granted had expired, were forfeited or exercised. In addition, none of the SARs outstanding as of December 31, 2005 are vested or exercisable. Compensation expense related to SARs was $384 and $193 ($231 and $193 net of tax) for the years ended December 31, 2005 and 2004, respectively. As of December 31, 2005, there was $235 of unrecognized compensation expense related to unvested SARs. Effective with the Company's initial public offering, all SARs outstanding as of January 25, 2006 were converted into options to purchase 148 shares of Class A common stock. The options will have terms consistent with the original SARs, including the same vesting schedule (vesting in full in July 2007) and an exercise price of $22.35 per share. Upon conversion, the options will be accounted for as an equity award. The incremental compensation costs arising from the difference in the SARs fair value just prior to conversion and the fair value of the new award will be measured. The portion of the new award's incremental compensation expense related to service periods that have been completed as of the effective date will be recognized immediately. Remaining unrecognized compensation expense will be recognized over the remaining 1.5 year vesting period.

Non-vested Shares

        In 2005, the Company granted 153 shares of common stock with a grant date fair value of $19.50 per share (a related party contemporaneous valuation) which vest evenly over three years. No shares vested or were forfeited during the year. Compensation expense is recognized over the vesting period and is included in general and administrative expenses in the consolidated statement of operations. Compensation expense was $1,369 ($1,104 net of tax) for the year ended December 31, 2005. As of December 31, 2005, there was $1,619 of unrecognized compensation expense related to unvested shares that is expected to be recognized over the remaining 2.3 year vesting period.

Fair Value of Equity Awards

        The following table reflects the assumptions utilized to value the 2003 stock option awards granted as well as the assumptions used to value the SARs as of December 31, 2005 under both SFAS 123(R) and

SFAS 123 using the Black-Scholes valuation model. The risk-free interest rate is based upon U.S. Treasury Rates for instruments with similar terms. The expected life of the options is derived from historic behavior of representative employee groups. The full term of the options and SARs (together the "share units") was used for the expected life since the share units were granted to senior management where turnover is expected to be low and since they are expected to hold the shares units for the full term to obtain the maximum benefit. The Company has not paid dividends to date and does not plan to pay dividends in the near future. The volatility assumptions were derived from the Company's annual independent stock valuation and historical volatilities of competitors whose shares are traded in the public markets and are adjusted to reflect anticipated behavior specific to the Company.

	2005 (SARs)	2003 (Options)
Risk-free interest rate	3.9%	2.9%
Expected life (years)	5.0	5.5
Expected dividend yield	0.0%	0.0%
Volatility	37.0%	37.0%

        In accordance with SFAS 123(R), the SARs were revalued as of December 31, 2005 using the assumptions effective as of that date which are noted above.

McDonald's Options

        McDonald's issues stock options to certain employees of McDonald's Corporation and its subsidiaries. On February 2, 2001, stock option grants were issued to certain employees of the Company under the McDonald's Stock Ownership Incentive Plan (McDonald's Plan). The options became exercisable equally over four years, expire 10 years from the date of grant and have an exercise price of $29.43 per share of McDonald's stock. The Company has agreed to pay McDonald's $2,356 for its cost of participating in McDonald's Plan which was expensed equally over the four-year vesting period. As of December 31, 2005 and 2004, $1,178 of the amount was payable to McDonald's, half of which is due in 2006 and 2008, and is included in the amount due to McDonald's on the balance sheet.

7.     Employee Benefit Plans

        McDonald's sponsors a 401(k) plan which covers eligible employees of the Company. The Company matches 100% of the first 3% of pay contributed by each eligible employee and 50% on the next 2% of pay contributed. Employees become eligible to receive matching contributions after one year of service with the Company. For the years ended December 31, 2005, 2004 and 2003, Company matching contributions totaled approximately $828, $747 and $436, respectively.

8.     Related-Party Transactions

        The Company enters into short-term agreements with McDonald's to provide the Company with temporary capital. The Company has a line of credit with McDonald's, which was for $30,000 and $20,000 as of December 31, 2005 and 2004, respectively. The line of credit bears interest at the prime rate plus 100 basis points (8.25% and 6.25% as of December 31, 2005 and 2004, respectively). The weighted-average interest rate was 6.72%, 5.00% and 5.00% for the years ended December 31, 2005, 2004 and 2003, respectively. Interest is added to the outstanding principal monthly. The line of credit is due on demand and expires June 30, 2006 and is not expected to be renewed. For the years ended December 31, 2005, 2004 and 2003, interest expense was $691, $191 and $15, respectively. No amounts were outstanding as of December 31, 2005 or 2004.

        The Company invests its excess cash under short-term agreements with McDonald's. The agreement in place as of December 31, 2004 provided for interest at the 30-day Commercial Paper rate plus 50 basis points (2.66% as of December 31, 2004), was due on demand and expired April 14, 2005. The Company has not had an agreement in place since April 15, 2005, but has been operating under the terms of the previous agreement. Interest was added to the principal monthly. For the years ended December 31, 2005, 2004 and 2003, interest income was $12, $205 and $244, respectively. As of December 31, 2005 and 2004, the Company had $2,248 and $732, respectively, deposited under this arrangement.

        The consolidated statement of operations reflects charges from McDonald's of $8,790, $7,711 and $4,917 for the years ended December 31, 2005, 2004 and 2003, respectively. These charges primarily related to reimbursements of payroll and related expenses for certain McDonald's employees that perform services for the Company, insurance coverage, software maintenance agreements and non-income based taxes. The charges are specifically identifiable to the Company. The Company cannot estimate with any reasonable certainty what these charges would have been on a stand-alone basis. However, the Company feels that these charges are indicative of what it could have incurred on a stand-alone basis.

        The Company leases office and restaurant space from McDonald's and its affiliates. Rent expense was $404, $306 and $243 for such leases for the years ended December 31, 2005, 2004 and 2003, respectively.

9.     Leases

        The Company generally operates its restaurants in leased premises. Lease terms for traditional shopping center or building leases generally include combined initial and option terms of 20-25 years. Ground leases generally include combined initial and option terms of 30-50 years. The option terms in each of these leases are typically in five-year increments. Typically, the lease includes rent escalation terms every five years including fixed rent escalations, escalations based on inflation indexes, and fair market value adjustments. Certain leases contain contingent rental provisions based upon the sales of the underlying restaurants. The leases generally provide for the payment of common area maintenance, property taxes, insurance and various other use and occupancy costs by the Company. In addition, the Company is the lessee under non-cancelable leases covering certain offices and vehicles.

        Future minimum lease payments required under existing operating leases as of December 31, 2005 are as follows:

2006	$45,158
2007	45,039
2008	44,241
2009	44,471
2010	44,366
Thereafter	555,464

Total minimum lease payments	$778,739

        Minimum lease payments have not been reduced by minimum sublease rentals of $12,615 due in the future under non-cancelable subleases.

        Rental expense consists of the following:

	For the years ended December 31,
	2005	2004	2003
Minimum rentals	$42,506	$33,201	$23,688
Contingent rentals	$431	$284	$196
Sublease rental income	$(2,070)	$(1,632)	$(1,143)

        During the year ended December 31, 2005, the Company entered into five sales and leaseback transactions. These transactions do not qualify for sales leaseback accounting because of the Company's deemed continuing involvement with the buyer-lessor due to fixed price renewal options, which results in the transaction being recorded under the financing method. Under the financing method, the assets remain on the consolidated balance sheet and the proceeds from the transactions are recorded as a financing liability. A portion of lease payments are applied as payments of deemed principal and imputed interest. The assets under deemed landlord financing, net, totaled $2,907 and the deemed landlord financing liability was $3,533 as of December 31, 2005. The future minimum lease payments for each of the next five years and thereafter for deemed landlord financing obligations are as follows

2006	$310
2007	310
2008	310
2009	310
2010	316
Thereafter	5,273

Total minimum lease payments	6,829
Less: Interest implicit in lease	(3,296)

Total deemed landlord financing	$3,533

10.   Earnings Per Share

        In connection with the Company's initial public offering, the Reclassification (as discussed in Note 1) converted each share of Series B convertible preferred stock, Series C and Series D junior convertible preferred stock and common stock, issued and outstanding as of the effective date of the initial public offering, into one-third share of class B common stock. The share and per share data presented reflect the retroactive application of the Reclassification.

        Basic earnings per common share is calculated by dividing income (loss) available to common shareholders by the weighted-average number of shares of common stock outstanding during each period. Diluted earnings per common share ("Diluted EPS") is calculated using income (loss) available to common shareholders divided by diluted weighted-average shares of common stock outstanding during each period. Potentially dilutive securities include potential common shares related to stock options and non-vested stock. Diluted EPS considers the impact of potentially dilutive securities except in periods in which there is a loss because the inclusion of the potential common shares would have an anti-dilutive effect. Options to purchase 241 shares of common stock in 2003 at a weighted-average exercise price of $16.00, which were outstanding during the period, were excluded from the calculation of diluted earnings per share because they were anti-dilutive.

        The following table sets forth the computations of basic and dilutive earnings per common share:

	Year ended December 31,
	2005	2004	2003
Net income (loss)	$37,696	$6,126	$(7,714)
Shares:
Weighted average number of common shares outstanding	26,281	25,454	22,384
Dilutive stock options	67	66	—
Dilutive non-vested stock	26	—	—

Diluted weighted average number of common shares outstanding	26,374	25,520	22,384

Basic earnings (loss) per share	$1.43	$0.24	$(0.34)

Diluted earnings (loss) per share	$1.43	$0.24	$(0.34)

11.   Contingencies

        In August 2004, the merchant bank that processes the Company's credit and debit card transactions, informed the Company it may have been the victim of a possible theft of credit and debit card data. Together with two forensic auditing firms, the Company investigated the alleged theft and reviewed its information systems and information security procedures. The Company also reported the problem to federal law enforcement authorities and has been cooperating in their investigation. While to date the Company has not discovered conclusive evidence that a theft occurred, the Company has upgraded its information security systems, including remediating the specific problems identified during the forensic audits. During 2004, the Company recorded a reserve for the potential exposure for losses and fines of $4,000. Through December 31, 2005, the Company utilized $2,183 of the reserve to cover fines and losses, which does not take into account a fine of $440 assessed by MasterCard in December 2005 which is expected to be charged against the reserve in 2006. As the situation develops and more information becomes available, the amount of the reserve may increase or decrease accordingly.

        In the normal course of business, the Company is subject to proceedings, lawsuits and other claims. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Consequently, the Company is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters as of December 31, 2005. These matters could affect the operating results of any one quarter when resolved in future periods. However, management believes after final disposition, any monetary liability or financial impact to the Company beyond that provided for at the end of the year would not be material to the Company's annual consolidated financial statements.

        The Company is party to an irrevocable standby letter of credit that ensures the Company's performance/payment to Enterprise Fleet Services related to a leasing arrangement for vehicles in which $800 was outstanding as of December 31, 2005 and 2004.

12.   Quarterly Financial Data (Unaudited)

        Summarized unaudited quarterly financial data:

	2005
	March 31	June 30	September 30	December 31
Revenue	$133,416	$156,296	$164,670	$173,313
Operating income	$4,439	$9,321	$9,499	$7,735
Net income	$2,626	$25,725	$5,083	$4,262
Basic earnings per share	$0.10	$0.98	$0.19	$0.16
Diluted earnings per share	$0.10	$0.98	$0.19	$0.16
	2004
	March 31	June 30	September 30	December 31
Revenue	$101,442	$117,248	$124,563	$127,468
Operating income (loss)	$702	$4,944	$4,215	$(3,755)
Net income (loss)	$515	$5,034	$4,293	$(3,716)
Basic earnings (loss) per share	$0.02	$0.20	$0.16	$(0.14)
Diluted earnings (loss) per share	$0.02	$0.20	$0.16	$(0.14)

        The earnings (loss) per share presented reflects the retroactive application of the Reclassification.

        The quarterly results were impacted by the following unusual or infrequent events:

        In the second quarter of 2005, the Company determined that it was more likely than not that it would realize its deferred tax assets and reversed its valuation allowance of $20,343, resulting in a net tax benefit of $16,739 in that quarter.

        In the fourth quarter of 2004, the Company recorded charges of $4,000 to establish a reserve for claims seeking reimbursement for purportedly fraudulent credit and debit card charges and for the cost of replacing cards and monitoring expenses and fees, which reduced the Company's operating income.

Chipotle Mexican Grill, Inc.

Consolidated Balance Sheet

(in thousands, except per share data)

	June 30, 2006	December 31, 2005
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$142,044	$61
Accounts receivable, net of allowance for doubtful accounts of $765 and $308 as of June 30, 2006 and December 31, 2005, respectively	1,967	1,933
Notes receivable—McDonald's Corporation.	—	2,248
Inventory	3,040	2,625
Current deferred tax asset	1,267	2,346
Prepaid expenses	6,742	8,611

Total current assets	155,060	17,824
Leasehold improvements, property and equipment, net	359,627	340,694
Other assets	2,628	2,653
Long-term deferred tax asset	—	13,586
Goodwill	17,738	17,738

Total assets	$535,053	$392,495

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	$11,718	$13,188
Accrued payroll and benefits	10,611	9,723
Accrued liabilities	14,207	15,683
Accrued loss contingency	1,227	1,817
Current portion of deemed landlord financing	59	57
Due to McDonald's Corporation.	1,226	1,514
Income tax payable	4,866	—

Total current liabilities	43,914	41,982
Deferred rent	40,818	37,106
Deemed landlord financing	3,446	3,476
Deferred income tax liability	17,222	—
Other liabilities	—	577

Total liabilities	105,400	83,141

Shareholders' equity:
Class A common stock, $0.01 par value, 200,000 shares authorized, 13,823 and no shares outstanding as of June 30, 2006 and December 31, 2005, respectively	138	—
Convertible Class B common stock, $0.01 par value, 30,000 shares authorized, 18,649 and 26,281 shares issued and outstanding as of June 30, 2006 and December 31, 2005, respectively (Note 2)	186	263
Additional paid-in capital	466,597	375,728
Tax receivable—McDonald's Corporation.	(17,606)	(28,195)
Accumulated other comprehensive income	9	9
Accumulated deficit	(19,671)	(38,451)

Total shareholders' equity	429,653	309,354

Total liabilities and shareholders' equity	$535,053	$392,495

See accompanying notes to consolidated financial statements.

Chipotle Mexican Grill, Inc.

Consolidated Statement of Operations

(in thousands, except per share data)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Revenue:
Restaurant sales	$204,236	$155,712	$390,647	$288,629
Franchise royalties and fees	700	584	1,304	1,083

Total revenue	204,936	156,296	391,951	289,712

Restaurant operating costs:
Food, beverage and packaging	63,341	50,394	122,573	93,456
Labor	56,941	43,542	109,878	83,205
Occupancy	14,338	11,838	28,210	22,383
Other operating costs	25,873	19,482	49,111	36,796
General and administrative expenses	17,643	13,726	32,910	24,944
Depreciation and amortization	8,309	6,729	16,312	13,186
Pre-opening costs	1,505	416	2,615	866
Loss on disposal of assets	1,116	848	1,739	1,116

	189,066	146,975	363,348	275,952

Income from operations	15,870	9,321	28,603	13,760
Interest income	1,622	—	2,592	23
Interest expense	(65)	(336)	(129)	(415)

Income before income taxes	17,427	8,985	31,066	13,368
Benefit (provision) for income taxes	(6,635)	16,740	(12,286)	14,983

Net income	$10,792	$25,725	$18,780	$28,351

Earnings per common share:
Basic	$0.33	$0.98	$0.59	$1.08

Diluted	$0.33	$0.98	$0.59	$1.08

Weighted average common shares outstanding:
Basic	32,462	26,281	31,577	26,281

Diluted	32,903	26,319	31,986	26,303

See accompanying notes to consolidated financial statements.

Chipotle Mexican Grill, Inc.

Consolidated Statement of Cash Flows

(in thousands)

	Six months ended June 30,
	2006	2005
	(unaudited)
Operating activities
Net income	$18,780	$28,351
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	16,312	13,186
Current income tax provision	1,832	7,059
Deferred income tax benefit	(3,679)	(1,699)
Change in valuation allowance	—	(20,343)
Loss on disposal of assets	1,739	1,116
Bad debt allowance	362	128
Stock-based compensation	3,028	888
Other	(50)	411
Changes in operating assets and liabilities:
Accounts receivable	(396)	368
Inventory	(415)	(367)
Prepaid expenses	1,869	(326)
Other assets	25	528
Accounts payable	(1,749)	(3,218)
Accrued liabilities	(1,178)	(1,912)
Income tax payable	4,866	—
Due to (from) McDonald's Corp.	(288)	267
Deferred rent	4,012	2,471

Net cash provided by operating activities	45,070	26,908

Investing activities
Purchases of leasehold improvements, property and equipment, net	(37,005)	(38,532)

Net cash used in investing activities	(37,005)	(38,532)

Financing activities
Proceeds from sale of common stock	133,333	—
Costs of issuing common stock	(12,436)	—
Proceeds from option exercises	1,384	—
Excess tax benefit on stock-based compensation	660	—
Proceeds from deemed landlord financing	—	635
Payments on deemed landlord financing	(28)	—
Proceeds from McDonald's tax sharing agreement	8,757
Proceeds from McDonald's—intercompany notes	2,248	29,146
Payments to McDonald's—intercompany notes	—	(12,000)

Net cash provided by financing activities	133,918	17,781

Net change in cash and cash equivalents	141,983	6,157
Cash and cash equivalents at beginning of period	61	—

Cash and cash equivalents at end of period	$142,044	$6,157

Supplemental disclosures of cash flow information
Non-cash pre-opening rent capitalized to leasehold improvements	$—	$863

Net purchases of leasehold improvements, property and equipment accrued in accounts payable	$(279)	$(4,611)

See accompanying notes to consolidated financial statements.

Chipotle Mexican Grill, Inc.

Notes to Consolidated Financial Statements (Unaudited)

(dollars and share amounts in thousands, unless otherwise specified)

1.     Basis of Presentation

        Chipotle Mexican Grill, Inc. (the "Company"), a Delaware corporation, develops and operates fast-casual, fresh Mexican food restaurants in 23 states throughout the United States and in the District of Columbia. As of June 30, 2006, the Company operated 510 restaurants and had eight restaurants operated by franchisees. McDonald's Corporation ("McDonald's") is the majority owner of the Company with about 82.2% of the combined voting power of the Company's outstanding common stock and 50.8% of the economic interest of the Company. In May 2006, McDonald's sold 4,541 shares of the Company's class A common stock in an underwritten offering to the public. McDonald's has announced that it intends to dispose of its remaining interest in the Company via a tax-free exchange of shares of the Company's class B common stock for McDonald's stock, subject to market conditions. The Company expects to file a registration statement relating to the exchange offer with the Securities and Exchange Commission during the third quarter of 2006 and anticipates that the transaction will be completed by the end of October 2006.

        The Company manages its operations based on three regions and has aggregated its operations to one reportable segment and one reporting unit.

        The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles for interim financial statements and pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, the accompanying unaudited consolidated financial statements reflect all adjustments consisting of normal recurring adjustments necessary for a fair presentation of its financial position and results of operations. Interim results of operations are not necessarily indicative of the results that may be achieved for the full year. The financial statements and related notes do not include all information and footnotes required by U.S. generally accepted accounting principles for annual reports. These quarterly financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2005 included in this Registration Statement.

2.     Initial Public Offering

        In January 2006, the Company completed its initial public offering of 6,061 shares of Class A common stock, $0.01 par value, at a per share price of $22.00 with net proceeds to the Company of approximately $120.9 million (the "initial public offering"). McDonald's sold an additional 3,000 shares including the underwriters' over-allotment shares. In connection with the initial public offering, the Company filed a restated certificate of incorporation effecting the reclassification of all outstanding shares of Series B convertible preferred stock and Series C and Series D junior convertible preferred stock and all outstanding shares of common stock into one-third share of Class B common stock (the "Reclassification"). The accompanying unaudited consolidated financial statements and related notes reflect the effect of the Reclassification retroactively.

        The restated certificate of incorporation authorizes the issuance of an aggregate 230,000 shares of common stock consisting of 30,000 shares of Class B common stock with a $0.01 par value and 200,000 shares of Class A common stock with a $0.01 par value. Each share of Class B common stock is convertible at the option of the shareholder into one share of Class A common stock. Class B common stock shares shall also convert to Class A common stock shares if a transfer of ownership occurs (except in, and subsequent to, a tax-free distribution). Class B common stock shares participate equally in dividends with Class A common stock shares. Voting rights of Class B common stock shares and Class A common stock shares are generally the same, except Class B common stock shares have ten votes per share whereas Class A common stock shares have one vote per share, with certain exceptions. For example, for purposes of approving a merger or consolidation, a sale of substantially all property or a dissolution, each share of both Class A and Class B will have only one vote.

3.     Adoption of New Accounting Principle

        Effective January 1, 2006 on a prospective basis, the Company adopted Financial Accounting Standards Board's ("FASB") Staff Position No. FAS 13-1, Accounting for Rental Costs Incurred during a Construction Period ("FSP 13-1"). Under FSP 13-1, rental costs associated with ground or building operating leases incurred during the construction period ("pre-opening rent") are to be expensed. Accordingly, the Company recognized additional pre-opening expense of $1,066 and $1,718 ($642 and $1,034, net of tax) for the three months and six months ended June 30, 2006, respectively. Prior to adoption of FSP 13-1, pre-opening rent was capitalized and included in leasehold improvements in the consolidated balance sheet. Had pre-opening rent been accounted for under FSP 13-1 in 2005, $727 and $1,795 ($438 and $1,081, net of tax) of additional pre-opening costs would have been recognized as expense in the three months and six months ended June 30, 2005, respectively.

4.     Earnings Per Share

        Basic earnings per common share is calculated by dividing income available to common shareholders by the weighted-average number of shares of common stock outstanding during each period. Diluted earnings per common share ("Diluted EPS") is calculated using income available to common shareholders divided by diluted weighted-average shares of common stock outstanding during each period. Potentially dilutive securities include common shares related to stock options and non-vested stock. Diluted EPS considers the impact of potentially dilutive securities except in periods in which there is a loss because the inclusion of the potential common shares would have an anti-dilutive effect. There were no anti-dilutive options for the three months and six months ended June 30, 2006 or 2005.

        The following table sets forth the computations of basic and dilutive earnings per common share:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Net income	$10,792	$25,725	$18,780	$28,351
Shares:
Weighted average number of common shares outstanding	32,462	26,281	31,577	26,281
Dilutive stock options	356	26	308	16
Dilutive non-vested stock	85	12	101	6

Diluted weighted average number of common shares outstanding	32,903	26,319	31,986	26,303

Basic earnings per share	$0.33	$0.98	$0.59	$1.08

Diluted earnings per share	$0.33	$0.98	$0.59	$1.08

5.     Stock-based Compensation

        Effective with the Company's initial public offering the Company adopted the Chipotle Mexican Grill, Inc. 2006 Stock Incentive Plan (the "2006 Incentive Plan"). Under the 2006 Incentive Plan, 2,200 shares of

Class A common stock have been authorized and reserved for issuances to eligible employees. In conjunction with the initial public offering, the Company made a one-time grant of 774 options to purchase shares of its Class A common stock to all of its salaried employees. The exercise price of the options was set at the grant date fair value of $22.00 per share. These options vest three years after the grant date and expire after seven years. Compensation expense for these options will be recognized equally over the three-year vesting period. Also during the three months and six months ended June 30, 2006, the Company modified certain options of terminated employees to accelerate vesting resulting in additional compensation expense. Total stock-based compensation expense, inclusive of stock options, stock grants and stock appreciation rights, was $1,508 and $3,028 ($908 and $1,823, net of tax) for the three months and six months ended June 30, 2006, respectively, and was $587 and $888 ($353 and $535, net of tax) for the three months and six months ended June 30, 2005, respectively. As of June 30, 2006, there was $5,386 of unrecognized compensation expense related to unvested options that is expected to be recognized over the remaining 31-month vesting period.

        In the three months and six months ended June 30, 2006, options to purchase an aggregate of 31 and 78 shares of the Company's Class A common stock were exercised.

6.     Income Taxes

        At the consummation of the Company's initial public offering, the Company exited McDonald's consolidated tax group for federal and some state tax purposes and will be reimbursed for the remaining tax attributes in accordance with the tax allocation agreement. Due to the exit from McDonald's consolidated tax group, the Company eliminated the deferred tax asset related to the post-acquisition net operating loss carryforwards of $32,859 and alternative minimum tax credits of $918 through equity. As a result, the Company converted to a net long-term deferred tax liability position which was $17,222 as of June 30, 2006. There were no other significant changes to the Company's deferred tax balances as a result of the tax deconsolidation.

        During the second quarter of 2006, the Company revised its estimated 2006 annual effective tax rate to 40.0% from 41.4% due to the utilization of excess tax benefits on stock-based compensation. In addition, the Company adjusted its deferred tax assets and liabilities for enacted changes in state tax laws, which resulted in a $150 benefit, or a 0.9% and 0.5% impact on the effective tax rate, for the three months and six months ended June 30, 2006, respectively.

7.     Related-Party Transactions

        The Company entered into short-term agreements with McDonald's to provide the Company with temporary capital. The line of credit bearing interest at the prime rate plus 100 basis points expired June 30, 2006 and was not renewed. For the three months and six months ended June 30, 2005, interest expense was $336 and $415, respectively. No amounts were outstanding as of December 31, 2005.

        Until the initial public offering, the Company invested its excess cash under short-term agreements with McDonald's. The Company did not have an agreement in place, but had been operating under the terms of the previous agreement which expired April 14, 2005. Interest was added to the principal monthly. As of June 30, 2006 no amount was outstanding. As of December 31, 2005, $2,248 was on deposit under this agreement.

        The consolidated statement of operations reflects charges from McDonald's of $3,104 and $2,260 for the three months ended June 30, 2006 and 2005, respectively, and $5,721 and $4,388 for the six months ended June 30, 2006 and 2005, respectively. These charges primarily related to reimbursements of insurance coverage, 401(k) matching contributions, payroll and related expenses for certain McDonald's employees who perform services for the Company, software maintenance agreements and non-income based taxes. The charges are specifically identifiable to the Company. These services are now provided pursuant to a services agreement the Company entered into with McDonald's upon completion of the initial public offering.

        The Company leases restaurant space from McDonald's and its affiliates. Rent expense was $92 and $91 for such leases for the three months ended June 30, 2006 and 2005, respectively, and was $179 and $169 for the six months ended June 30, 2006 and 2005, respectively.

        On June 30, 2006, the Company received notice of termination from McDonald's of the benefits and insurance services provided to the Company under a Services Agreement dated January 31, 2006. The notice of termination specifies that the benefits and insurance services will terminate effective at the time McDonald's ceases to own, directly or indirectly, shares of common stock representing more than 80% of the combined voting power of the Company's outstanding common stock (the "Disposition Date"). McDonald's has previously announced its intention to dispose of all its remaining interest in the Company through a tax-free exchange offer to its shareholders by the end of October 2006, subject to market conditions.

        In addition, accounting services provided to Chipotle by McDonald's under the Services Agreement were also terminated by mutual agreement of the parties, effective as of July 1, 2006.

        McDonald's provides certain internal audit services to Chipotle under the Services Agreement, which are expected to be completed in August 2006, and which will terminate in any event on the Disposition Date. McDonald's also provides certain information technology systems and facilities services to Chipotle under a Transition Services Agreement. These services are expected to conclude not later than October 30, 2006, and will terminate in any event on the second anniversary of the Disposition Date.

8.     Contingencies

        In the normal course of business, the Company is subject to proceedings, lawsuits and other claims. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Consequently, the Company is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters as of June 30, 2006. These matters could affect the operating results of any one quarter when resolved in future periods. However, management believes after final disposition, any monetary liability or financial impact to the Company would not be material to the Company's consolidated financial statements.

        In addition, the Company is involved in claims relating to the possible theft of its customers' credit and debit card data. Through the end of June 2006, the Company has received claims through the bank that processes its credit and debit cards with respect to fewer than 2,000 purportedly fraudulent credit and debit card charges allegedly arising out of this matter in an aggregate amount of about $1,484. The Company also incurred $1,335 of expense in connection with fines imposed by the Visa and MasterCard card associations on the acquiring bank. In 2004, the Company recorded a reserve for the potential exposure for losses and fines of $4,000. Through June 30, 2006, the Company utilized $2,773 of the reserve to cover fines and losses. As the situation develops and more information becomes available, the amount of the reserve may increase or decrease accordingly.

9.     Recently Issued Accounting Standards

        In June 2006, the Emerging Issues Task Force ("EITF") issued EITF Issue No. 06-2 Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43 Accounting for Compensated Absences ("EITF 06-2"). The EITF concluded that sabbatical leave accumulates pursuant to the criteria of Statement of Accounting Standard No. 43 Accounting for Compensated Absences ("FAS 43") and therefore the benefit should be accrued if the remaining criteria of FAS 43 are met. EITF 06-2 is effective for fiscal years after December 15, 2006. EITF 06-2 can be applied as a change in accounting principle either as a cumulative-effect adjustment to beginning retained earnings in the year of adoption or as retrospective application to all prior periods. The Company is assessing the impact of EITF 06-2 on its results and therefore cannot estimate the impact on its financial statements.

        In June 2006, the FASB issued FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes,an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The interpretation is effective for fiscal years beginning after December 15, 2006. The cumulative effect upon adoption of applying the provision shall be reported as an adjustment to the opening balance of retained earnings for that fiscal year, presented separately. The Company does not expect the adoption of FIN 48 to have a material impact on its financial statements.

        You must return an original executed copy of the letter of transmittal. Signed facsimiles may not be used in lieu of the original. The letter of transmittal and certificates evidencing shares of McDonald's common stock and any other required documents should be sent or delivered by each shareholder or his broker, dealer, commercial bank, trust company or other nominee to the exchange agent at one of its addresses set forth below.

The exchange agent for the exchange offer is:

COMPUTERSHARE TRUST COMPANY, N.A.

By Mail: Attention: Corporate Actions P.O. Box 859208 Braintree, MA 02185-9208 Re: McDonald's Exchange Offer	By Overnight Courier: Attention: Corporate Actions 161 Bay State Drive Braintree, MA 02184 Re: McDonald's Exchange Offer

        You may transmit notices of withdrawal to the exchange agent by facsimile transmission at (781) 380-3388 and confirm the receipt of such facsimile transmission at (781) 843-1833 extension 200.

        Questions or requests for assistance may be directed to the information agent or the dealer manager at their respective addresses and telephone numbers listed below. Additional copies of this Prospectus–Offer to Exchange, the letter of transmittal and the notice of guaranteed delivery may be obtained from the information agent. A shareholder may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the exchange offer.

The information agent for the exchange offer is:

17 State Street
New York, New York 10004
1-866-821-2614 (toll-free in the United States)
1-212-440-9800 (elsewhere)

The dealer manager for the exchange offer is:

1585 Broadway
New York, New York 10036